6/11

Follow-Up Materials

07024713

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: AFDB

COMPANY NAME: African Development Bank

COMPANY ADDRESS:

PROCESSED
JUN 27 2007
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A **BRANCH:**

FILE NO.: 83-00004 **FISCAL YEAR:**

(03/94)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C 20549
PERIODIC REPORT

Pursuant to Sections 288.2(a) and 288.4 (a), (b) and (c) of Regulation AFDB adopted pursuant to Section 9(a) of the African Development Bank Act, the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 DECEMBER 2006 (the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
TUNIS, TUNISIA

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

The Bank borrowed the following amounts under its Global Debt Issuance Facility:

DESCRIPTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT IN CURRENCY	CALL DATE	DEALER
ZAR 1.3 Billion Uridashi Notes due October 2009	5-Oct-06	12-Oct-06	14-Oct-09	ZAR 1,300,000,000	Bullet	Daiwa
GHC 414.9 Billion 12.00% due October 2008 Public	12-Oct-06	19-Oct-06	19-Oct-08	GHC 414,900,000,000	Bullet	Standard Charted
AUD 60 Million 5.42% Uridashi Notes due November 2009	18-Oct-06	31-Oct-06	2-Nov-09	AUD 60,000,000	Bullet	Mitsubishi
JPY 1.0 Billion Step Up Callable Notes due November 2016 SN	24-Oct-06	15-Nov-06	15-Nov-16	JPY 1,000,000,000	15-May-07	Mizuho
JPY 200 million PRDC Notes due November 2036	25-Oct-06	14-Nov-06	14-Nov-36	JPY 200,000,000	14-Nov-07	Daiwa
USD 500 Million 4,875% Global Notes due November 2009	27-Oct-06	6-Nov-06	6-Nov-09	USD 500,000,000	Bullet	Barclays Daiwa

The Bank redeemed the following amount in respect of its primary obligations during the Quarter:

DESCRIPTION	AMOUNT REDEEMED	OUTSTANDING AMOUNT	TRADE DATE	VALUE DATE	DEALER
CAD 1.5 billion Uridashi due July 2015	CAD 141.5 million	CAD 769.0 million	May-03	24-Jun-03	Daiwa
JPY300 Million PRDC due December 2034	JPY 300 million	0	17-Nov-04	12-Aug-04	Mizuho Plc.

2. Two copies of any material modifications or amendments during the Quarter of any exhibits (other than as described in the parenthetical in Section 288.2(a)(3) of Regulation AFDB) previously filed with the Commission under any statute:

   No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

3. Attached hereto please find two copies of the African Development Bank's Annual Report 2006.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours faithfully,

Stefan Nalletamby
Treasurer

13, Avenue du Ghana, Angle des Rues Pierre de Coubertin et Hédi Nouira - BP 323 - Tunis Belvédère 1002 - Tunisie
Tel: (216) 71 333 511 – Fax : (216) 71 330 632 – Internet: www.afdb.org.

82-00004 AFRICAN DEVELOPMENT BANK AFRICAN DEVELOPMENT FUND



ANNUAL REPORT 2006

Regional and Non-regional Member Countries

ALGERIA	ARGENTINA
ANGOLA	AUSTRIA
BENIN	BELGIUM
BOTSWANA	BRAZIL
BURKINA FASO	CANADA
BURUNDI	CHINA
CAMEROON	DENMARK
CAPE VERDE	FINLAND
CENTRAL AFRICAN REPUBLIC	FRANCE
CHAD	GERMANY
COMOROS	INDIA
CONGO	ITALY
CONGO, DEMOCRATIC REPUPLIC OF	JAPAN
COTE D'IVOIRE	KUWAIT
DJIBOUTI	NETHERLANDS
EGYPT	NORWAY
EQUATORIAL GUINEA	PORTUGAL
ERITREA	SAUDI ARABIA
ETHIOPIA	SOUTH KOREA
GABON	SPAIN
GAMBIA	SWEDEN
GHANA	SWITZERLAND
GUINEA	UNITED KINGDOM
GUINEA BISSAU	UNITED STATES OF AMERICA
KENYA	
LESOTHO	
LIBERIA	
LIBYA	
MADAGASCAR	
MALAWI	
MALI	
MAURITANIA	
MAURITIUS	
MOROCCO	
MOZAMBIQUE	
NAMIBIA	
NIGER	
NIGERIA	
RWANDA	
SAO TOME & PRINCIPE	
SEYCHELLES	
SENEGAL	
SIERRA LEONE	
SOMALIA	
SOUTH AFRICA	
SUDAN	
SWAZILAND	
TANZANIA	
TOGO	
TUNISIA	
UGANDA	
ZAMBIA	
ZIMBABWE	

AFRICAN DEVELOPMENT BANK

AFRICAN DEVELOPMENT FUND

BOARDS OF GOVERNORS

ADB	ADF
Forty-Second	Thirty-Third
Annual Meeting	Annual Meeting

Shanghai

People's Republic of

China

May 16 - 17, 2007

REPORT

by the
Boards of Directors
of the
African Development Bank
and the
African Development Fund
Covering the period
January 1 to December 31, 2006

ADB-ADF/BG/AR/2006

Acknowledgements

This Annual Report was prepared by the Operations Policy and Compliance Department in the Country and Regional Programs and Policy Vice-Presidency of the African Development Bank Group, under the overall guidance of the Boards of Directors.

Annual Report Working Team: P. Afrika, Director, Operations Policy and Compliance Department; A. Orraca-Ndiaye, Ag. Head of Unit, Resource Mobilization and Partnerships Unit; B.S. Traoré, Lead Resource Mobilization Officer; P. Ondiege (Development Research Department) and J. Baffoe (Resource Mobilization and Partnerships Unit), Annual Report Co-ordinators; R. Ubogu (Consultant); and F. Avwontom (English Editor/Consultant).

Finance Team: C. Boamah, Director, Financial Control Department; T. Odukomaiya, Manager, Accounts & Special Funds Division; N. Ngwenya; A. Bouabene-Kallel; and S. Oppong.

Statistical Analysis Team: C. Lufumpa, Director, Statistics Department; B. Kokil, Manager, Economic and Social Statistics Division; P. Lartey, A. Portella (Consultant); L. Kouakou.

French Translation and Editing Team: V. Mbarga, Unit Head, Corporate Language Services Unit; E. Ngoy-Tha; A. Rutayisire; and O. Ekra.

The Annual Report Team also wishes to thank the following persons for their invaluable contribution to the production of the report: L. Kasekende, Chief Economist; T. Oshikoya, Director of the Development Research Department; M. Salisu (Development Research Department); F. Lawson and C. Muthuthi (Operations Policy and Compliance Department).

Photographs: External Relations and Communication Unit
Front cover photo: Road Construction Project in Madagascar

Operations Policy and Compliance Departement
African Development Bank
Temporary Relocation Agency (TRA)
BP. 323, 1002 Tunis Belvédère
Tunis, Tunisia
Tel: (216) 71 10 3216
Fax: (216) 71 10 3743

Design/layout by Phoenix Design Aid,
Printing by Scanprint, Denmark
ISO 14001 certified and EMAS-approved.

Web site: http://www.afdb.org

ISBN 2-910253-55-4

Contents

List of Tables, Figures, and Boxes

Tables

Figures

Boxes

Acronyms and Abbreviations

ADB	African Development Bank
ADF	African Development Fund
ADF-IX	Ninth General Replenishment of the African Development Fund
ADF-X	Tenth General Replenishment of the African Development Fund
AFRITAC	African Regional Technical Assistance Center
AIC	African Infrastructure Consortium
ALM	Asset-Liability Management
APPR	Annual Portfolio Performance Review
APRM	African Peer Review Mechanism
AU	African Union
AUDT	Internal Audit Department
AWF	African Water Facility
CEMAC	Central African Economic and Monetary Community
COMPAS	Common Performance Assessment Framework
CSP	Country Strategy Paper
DFID	Department for International Development
DRC	Democratic Republic of the Congo
DSF	Debt Sustainability Framework
EC	European Commission
ECA	Economic Commission for Africa
ECOWAS	Economic Community of West African States
EIB	European Investment Bank
EPSA	Enhanced Private Sector Assistance for Africa
ESW	Economic and Sector Work
EU	European Union
FAO	Food and Agriculture Organization
FAPA	Fund for African Private Sector Assistance
FDI	Foreign Direct Investment
GCC	Governors' Consultative Committee
HA and MfDR	Harmonization, Alignment, and Managing for Development Results
IPPF	Infrastructure Project Preparation Facility
JAI	Joint Africa Institute
JBIC	Japan Bank for International Cooperation
IDA	International Development Association
IFAD	International Fund for Agricultural Development
ILO	International Labor Organization
IMF	International Monetary Fund
JICA	Japan International Cooperation Agency
MDB	Multilateral Development Bank
MDG	Millennium Development Goal
MDRI	Multilateral Debt Relief Initiative
MfDR	Management for Development Results
MIC	Middle Income Country
NEPAD	New Partnership for Africa's Development
NPV	Net Present Value
NSDS	National Strategies for the Development of Statistics
NTCF	Nigerian Technical Cooperation Fund
NTF	Nigeria Trust Fund
OECD	Organization for Economic Cooperation and Development
PBA	Performance-Based Allocation
PCCF	Post-Conflict Country Facility
PHRDG	Policy and Human Resources Development Grant
PRSP	Poverty Reduction Strategy Paper
RBCSP	Results-based Country Strategy Paper
RBM	Results-based Management
RMC	Regional Member Country
RMF	Results Measurement Framework
RWSSI	Rural Water Supply and Sanitation Initiative
SACU	Southern African Customs Union
SADC	Southern African Development Community
SDR	Standard Drawing Right
SMEs	Small and Medium-Sized Enterprises
SPI	Showcase Projects Initiative
SRF	Special Relief Fund
SRFID	Strategic Resource Framework for Institutional Development
SWAps	Sector-Wide Approaches
UA	Unit of Account
UNDP	United Nations Development Programme
UNESCO	United Nations Educational, Scientific and Cultural Organization
UNFPA	United Nations Fund for Population Activities
UNICEF	United Nations Children's Fund
WAEMU	West African Economic and Monetary Union
WPP	Water Partnership Program

The African Development Bank Group

Constituent Institutions	The African Development Bank (ADB) The African Development Fund (ADF) The Nigeria Trust Fund (NTF)
Shareholders	53 African countries (regional member countries) 24 non-African countries (non-regional member countries)
Mission	To promote sustainable economic and social development and reduce poverty in its regional member countries
Authorized Capital on December 31, 2006	UA 21.87 billion
Subscribed Capital on December 31, 2006	UA 21.79 billion
Paid-up Capital on December 31, 2006	UA 2.36 billion
Approved Operations, 2006	122 operations totaling UA 2.59 billion, financed as follows: ADB: UA 1.05 billion ADF: UA 1.54 billion NTF: –
Of which:	
Loans	UA 1.82 billion (44 operations)
Grants	UA 492.4 million (70 operations)
HIPC	UA 257.5 million (6 operations)
Post Conflict Country Facility	UA 15.6 million (1 operation)
Guarantee	UA 8.8 million (1 operation)
Sector Approvals, 2006	**Infrastructure:** UA 857.7 million (37.2 percent of total) **Finance:** UA 495.1 million (21.5 percent of total) **Multisector:** UA 414.3 million (17.9 percent of total) **Social Sector:** UA 244.3 million (10.6 percent of total) **Agriculture and Rural Development:** UA 240.7 million (10.4 percent of total) **Industry, Mining, and Quarrying:** UA 55.9 million (2.4 percent of total)
Total Cumulative Approvals, 1967-2006	3,102 loans and grants totaling UA 39.00 billion, of which UA 2.11 billion was in grants

The African Development Bank Group

Comprises
The African Development Bank
The African Development Fund
The Nigeria Trust Fund

The overarching objective of the African Development Bank Group is to spur sustainable economic development and social progress in its regional member countries, thus contributing to poverty reduction. The Bank Group achieves this objective by (i) mobilizing and allocating resources—for investment in RMCs; and (ii) providing policy advice and technical assistance—to support development efforts.

The African Development Bank

The ADB is a multilateral development bank whose shareholders comprise 53 African countries (RMCs) and 24 non-African countries (non-regional member countries—non-RMCs). It was established in 1964 and officially began operations in 1967. It is headquartered in Abidjan, Côte d'Ivoire; however, because of political instability in Côte d'Ivoire, the ADB Governors' Consultative Committee (GCC), at a meeting in February 2003 in Accra, Ghana, decided to move the Bank to its current temporary location in Tunis, Tunisia.

The Bank Group's primary objective is to promote sustainable economic growth to reduce poverty in Africa. It achieves this objective by financing a broad range of development projects and programs through (i) public sector loans (including policy-based loans), private sector loans, and equity investments; (ii) technical assistance for institutional support projects and programs; (iii) public and private capital investment; (iv) assistance in coordinating RMC development policies and plans; and (v) grants of up to US$500,000 in emergency support. The Bank prioritizes national and multinational projects and programs that promote regional economic cooperation and integration.

The Agreement Establishing the African Development Bank (the Agreement) designates the Board of Governors as the institution's highest policy-making organ, with one representative from each member country. The Board of Governors issues general directives on the Bank's operations and approves amendments to the Agreement, the admission of new members, and increases to the Bank's capital. The Board elects an 18-member Board of Directors to which it delegates its powers, with the exception of those expressly reserved to it in the Agreement. Twelve Directors are elected from RMCs and 6 from non-RMCs for a 3-year term, renewable for one term. The Board of Directors oversees all Bank operations.

The Boards of Governors elect the president of the Bank Group for a 5-year term, renewable for one term. The president, who must be from a RMC, chairs the Board of Directors, appoints vice-presidents—in consultation with the Boards—and manages the Bank's daily operations.

The ADB provides loans to its clients on non-concessional terms. In 1997, it introduced 3 new loan products to meet the needs of its clients: a single-currency variable-rate loan, a single-currency floating-rate loan, and a single-currency fixed rate loan. The interest rate for the single-currency variable-rate loan is based on the semi-annual average cost of all outstanding Bank borrowings specifically allocated to fund these loans. The interest rate for the floating-rate loan is based on the 6 month LIBOR in the basket of currencies offered by the Bank. The rate for fixed-rate loans is based on the Bank's cost of borrowing to fund them. The repayment terms for Bank loans are as follows:

- Repayment period of up to 20 years, including a grace period not exceeding 5 years for public sector loans;
- Repayment period of up to 14 years, including a grace period not exceeding 4 years for publicly guaranteed lines of credit; and
- Repayment period of 5 to 20 years, including a grace period of 1 to 3 years for private sector loans.

The African Development Fund

The ADF, which comprises the ADB and State Participants, was created in 1973 and became operational in 1974. Its main objective is to reduce poverty in RMCs by providing low-income RMCs with concessional loans and grants for projects and programs, and with technical assistance for studies and capacity-building activities.

The Agreement Establishing the African Development Fund (ADF) designates the Board of Governors as the Fund's highest policy-making organ. The Board of Governors meets at least once a year. The ADF Board of Directors includes 6

Executive Directors from non-RMCs—nominated by their constituencies—and 6 Executive Directors representing the ADB; the Board oversees the general operations of the Fund.

The Fund's resources come from contributions and periodic replenishments by participants, usually on a 3-year basis. For ADF-X, which covers the 2005-2007 period, ADF Deputies agreed on a replenishment level of UA 3.7 billion.

No interest is charged on ADF loans; however, the loans carry a service charge of 0.75 percent per annum on outstanding balances, and a commitment fee of 0.50 percent per annum on undisbursed commitments. Project loans have a 50-year repayment period, including a 10-year grace period. Lines of credit have a 20-year repayment period with a 5-year grace period.

The Nigeria Trust Fund

The NTF is a special ADB fund created in 1976 by agreement between the Bank Group and the Government of the Federal Republic of Nigeria. Its objective is to assist the development efforts of low-income RMCs whose economic and social conditions and prospects require concessional financing. The NTF became operational in April 1976 following approval of the Agreement Establishing the Nigeria Trust Fund by the Board of Governors. Its initial capital of US$80.0 million was replenished in 1981 with US$71.0 million.

In April 2003, the ADB Board of Governors considered and approved a number of proposals aimed at enhancing the effectiveness of the NTF. These proposals included (i) adjusting the interest rate for NTF loans from 4 percent to a 2-4 percent range, to increase concessionality; (ii) allocating 10 percent of NTF annual net income as contribution to the HIPC Trust Fund; (iii) appropriating NTF corpus resources to finance activities under the Technical Cooperation Agreement with the Bank Group to support programs benefiting its RMCs; and (iv) introducing more flexibility in the investment of NTF resources, pending their use in financing projects.

In 2006, operations were suspended pending the findings of an in-depth assessment of the NTF, which started on November 28, 2006. The main objectives of the evaluation are to (i) review the use of NTF resources, (ii) assess the performance of the Bank and Nigeria in managing the NTF, and (iii) examine the terms of NTF financing in relation to the sustainability of NTF as a Fund. The first report will be available during the first quarter of 2007.

The African Development Bank Group

TEMPORARY RELOCATION AGENCY
15, Avenue du Ghana
Angle des rues Pierre de Coubertin et Hedi Nouira
BP 323
1002 Tunis Belvédère
TUNISIA
Telephone: (216) 71 333 511
Fax: (216) 71 351 933

PRESIDENT

March 31, 2007

The Chairman
Boards of Governors
African Development Bank
African Development Fund

Dear Mr. Chairman:

In accordance with Article 32 of the Agreement Establishing the African Development Bank and Articles 8, 11, and 12 of the General Regulations made thereunder, and pursuant to Article 26 of the Agreement Establishing the African Development Fund and Articles 8, 11, and 12 of the General Regulations made thereunder, I have the honor, on behalf of the Boards of Directors of the Bank and of the Fund, to submit the audited financial statements of the two institutions for the financial year ended December 31, 2006, and the administrative budgets for the period commencing January 1, 2007, and ending December 31, 2007.

This joint report also review developments in the African economy and in the operational activities of the Bank Group during 2006.

Please accept, Mr. Chairman, the assurances of my highest consideration.

Donald Kaberuka
President
African Development Bank
African Development Fund
and
Chairman
Boards of Directors

The President and the Executive Directors



The Boards of Directors

December 31, 2006

The Board of Directors of the African Development Bank
Chairman: Donald KABERUKA

Executive Directors	Alternate Executive Directors
H.J.C. ANDZE-OLINGA (Cameroon)	M.J. MOUTOU-KANGO (Congo)
F. ARSENAULT (Canada)	Y.G. AL-BADER (Kuwait)
O. BOUGARA (Algeria)	G.A.F. GOMES (Guinea Bissau)
P.H. DACOURY-TABLEY (Côte d'Ivoire)	D.J. MBA OWONO (Equatorial Guinea)
R. DEWDNEY (United Kingdom)	L.M. TALAPESSY (Netherlands)
A. FONTES (Cape Verde)	O. SYLLA (Senegal)
P. E. GININDZA (Swaziland)	A.C. GOMANI (Malawi)
B.R. R. KUKURI (Namibia)	A.N. BVUMBE (Zimbabwe)
F.B. L. MANSARAY (Sierra Leone)	T.N. DOE (Liberia)
C.S. PERRY (United States of America)	-
F. PITTORE (Italy)	E. CARRERE (France)
F. SAMIR (Morocco)	M. BOUALLAGUI (Tunisia)
M.L. SANI (Nigeria)	M. DE SOUSA (Sao Tome & Principe)
H.A. KHEDR (Egypt)	A.H. BAHDON (Djibouti)
A.T. TABIB (Libya)	Vacant
A.M. WIIG (Norway)	P.E. TRULSSON (Sweden)
Y. YONEYAMA (Japan)	C.B. BOLANO (Argentina)
G.J. ZIRIMWABAGABO (Rwanda)	P.A.G. SINON (Seychelles)

The Board of Directors of the African Development Fund
Chairman: Donald KABERUKA

Executive Directors	Alternate Executive Directors
F. ARSENAULT (Canada)	J.M. FRESNILLO (Spain)
O. BOUGARA (ADB)	G.A.F. GOMES (ADB)
P.H. DACOURY-TABLEY (ADB)	D.J. MBA OWONO (ADB)
R. DEWDNEY (United Kingdom)	L.M. TALAPESSY (Netherlands)
C.S. PERRY (United States of America)	A. KIFAYAT (United States of America)
F. PITTORE (Italy)	E. CARRERE (France)
F. SAMIR (ADB)	M. BOUALLAGUI (ADB)
H.A. KHEDR (Egypt) (ADB)	A.H. BAHDON (ADB)
A.T. TABIB (ADB)	Vacant
A.M. WIIG (Norway)	P.E. TRULSSON (Sweden)
Y. YONEYAMA (Japan)	I. ALSUGAIR (Saudi Arabia)
G. J. ZIRIMWABAGABO (ADB)	P.A. G. SINON (ADB)

Message From the President of the African Development Bank Group and Chairman of the Boards of Directors



Donald Kaberuka
President of the African Development Bank Group

The year 2006 was one of progress for the African Development Bank Group, as it sought to consolidate its financial soundness and achievements and to scale up efforts to enhance the effectiveness of its development operations.

For Africa, it was a year of unprecedented stability and continued impressive economic performance. Its real GDP grew at 5.5 percent, allowing the continent to record its longest period of economic growth in the past two decades. Although this growth is encouraging, it still fell short of what is required to achieve the Millennium Development Goal of halving the incidence of extreme poverty by 2015. We must therefore redouble our efforts and seize the opportunities provided by favorable internal and external factors. The outlook is positive in the light of peace, stability, stronger institutions, improved governance, debt cancellation, macroeconomic stability, and favorable trends in the global economy.

In mid-2006, the Boards approved phase one of institutional reforms aimed at strengthening the Bank Group's operational capacity to stimulate sustained economic growth in Africa. The new organizational structure will enhance country focus, progressively shift more resources to operations, and improve strategic selectivity in areas in which the Bank should seek excellence, such as water, infrastructure, governance, and knowledge management.

The structure will also increase delegation of authority to country offices and enhance dialogue with RMCs while strengthening fiduciary controls. The opening of 22 of the 25 field offices in 2006 increased the Bank's visibility and its ability to work better with partners. We will empower these offices, tailor them to particular country needs, ensure that they are accountable, and that they produce results. The Office of the Chief Economist·is laying the foundation for a "Knowledge Bank to strengthen analytical work in support of our member countries and build the Bank's capacity to be Africa's voice in the international development arena.

During the year, we consolidated our human resources capacity, recruiting increasingly diverse, high quality staff, with the right skills mix and cross cutting expertise. We are in the process of filling all professional vacancies and hiring local staff in field offices. During the year, I also visited a cross section of our RMCs, 18 countries in total, to deepen my understanding of the Bank's work on the ground and to hear from the authorities and stakeholders about their expectations from the Bank. These visits further underscored the need for (i) effective field presence; (ii) selectivity in our operations; (iii) greater efforts at effective portfolio management; and (iv) strengthened partnerships with other donors on the ground. African leaders reiterated the essential role of the AfDB in their development efforts and their expectations for the Bank Group to grow as the preferred channel of external assistance and champion of African development.

In the spirit of pursuing enhanced regional integration, we deepened our relationship with other African institutions: the African Union, NEPAD, and ECA, regional economic blocks, and development partners. We also continued to build strategic partnerships with multilateral and bilateral institutions, to maximize complementarity of our development efforts in the spirit of the Paris Declaration on Harmonization, Alignment and Managing for Development Results. In 2006, the Bank took measures to mainstream the principles of this agenda into all its operations, issuing a revised Action Plan that incorporates monitorable actions at the institutional and country levels.

The sustained record of operations in 2006, notwithstanding institutional and staffing constraints, is a tribute to the hard work and dedication of our staff. Total financing approvals for Bank Group operations reached a record high of UA 2.59 billion, a 13.1 per cent increase from UA 2.29 billion in 2005. Approvals from the ADB window increased from UA 868.7 million in 2005 to UA 1.05 billion in 2006, a 20.9 per cent increase, while approvals from the ADF window increased from UA 1.42 billion in 2005 to UA 1.54 billion in 2006, a 8.5 per cent increase. Approvals from the NTF were

suspended in 2006 pending finalization of consultations with the Nigerian Government on the future of the NTF, whose life has been extended for another year for the purpose.

Out of the UA 3.42 billion total allocations under ADF-X, UA 2.22 billion had been committed by the end of 2006. The remaining UA 1.2 billion will be used to finance operations under the Bank's indicative program in 2007. The Bank Group also continued to mobilize resources for debt relief and co-financing from development partners. By the end of the year, it had mobilized US$ 2.37 billion under the HIPC Trust Fund to help reduce the debt obligations of 17 RMCs that had reached completion point and 8 that were in the interim period. I am glad to report progress made to clear arrears for the Central African Republic and the sustained efforts underway, among partners, to find a solution for Liberia's debt. Overall, with other development partners, the Bank Group co-financed projects amounting to UA 11.7 billion – more than triple the UA 3.19 billion allocated in 2005. The Bank contributed UA 1.32 billion, while external development partners contributed UA 4.24 billion.

I am pleased to report that the Bank Group continued to maintain its strong financial position with income before transfers approved by the Board of Governors at UA 248.25 million. The confidence of the capital markets was further confirmed by the Bank's successful launch of its fifth global bond issue. Our balance sheet remains strong with the AAA rating of the Bank senior debt reaffirmed. This reflects the Bank's sound capital adequacy and prudent financial management and policies. The medium term financial position of the Bank remains solid and its risk bearing capacity sound. We will continue to implement financial policies designed to ensure that the Bank's financial assets remain strong and are deployed optimally.

We took steps in 2006 to continue to remain accountable to stakeholders: We established an Independent Review Mechanism, which will ensure that the Bank Group complies with its own policies and procedures; we adopted a proposal to "Establish an Anti-corruption and Fraud Investigation Function" as a core part of our policy on good governance; we set up a new Anti-corruption and Fraud Division in the Office of the Auditor-General to reinforce institutional and operational integrity; and we created a new Governance and Economic Management Department that will strengthen the capacity and framework of RMCs to build institutions that are transparent, accountable, and have adequate capacity to deliver services to the population.

The Bank continued to seek support for its prioritization process by increasing resources allocated to water, infrastructure, and multinational operations. We will continue to be selective and to focus on areas where we can add value, in complementarity with our partners. I am glad to report progress in the water sector, in line with the ambitions of the Bank and with its ongoing water initiatives. We will step up our efforts in this area.

The Bank continued to make progress in private sector development. Total private sector approvals rose significantly to UA 278.5 million by December 2006, up from UA 180.1 million in 2005. I expect this upward trend to continue in 2007 with an increase in non sovereign operations. This is in addition to specific measures and reforms that target the private sector enabling environment.

We held the Mid-Term Review of ADF-X at The Hague, followed by initial discussions on ADF-XI in Dar es Salaam. We were able to assess achievements made, identify gaps, and lay the foundation for further progress. We are aware of the large window of opportunity for Africa and the Bank Group and I look forward to a successful replenishment of ADF-XI.

In view of the changes in Africa and internationally, and of the increased demands made on the Bank, I established a High Level Panel of eminent persons to advise on a long-term vision, in conformity with our pledge to deliver more within the emerging global aid architecture. The panel, co-chaired by former President Joaquim Chissano of Mozambique and former Prime Minister Paul Martin of Canada, will present its recommendations in 2007.

The year 2006 started with a clear resolve by all of us to consolidate the Bank's gains, expedite reforms, and pursue the delivery and results agenda. Our determination was reinforced by the unique period of optimism and opportunity for Africa, manifested by sustained growth for the sixth year, and the extent of the exceptional consensus on what needs to be done by Africa itself and its partners. This Annual Report is a record of what we achieved in the past year and an indication of where we want to be at the end of 2007. Although it outlines challenges, we remain determined to achieve results. We are certain that with the continued support of our shareholders, the Year 2007 will see the Bank make further progress as a solid financial institution, a channel of choice of support for Africa. I commend the Report to you.



Donald Kaberuka
President of the African Development Bank
and Chairman of the Boards of Directors

Executive Summary

In 2006, the African Development Bank Group—the AfDB or the Bank Group—reached a critical milestone in scaling up and re-invigorating its activities to achieve concrete development results in its regional member countries (RMCs). In mid-2006, the Boards of Directors approved a long-term agenda designed to enhance the effectiveness of Bank Group operations, implement its far-reaching decentralization strategy, and finalize its budget process enhancement blueprint. The Bank Group's efforts to deepen operational focus and strengthen resource allocation and institutional reforms are on track. These measures will help reduce the constraints hindering RMCs from achieving the Millennium Development Goals (MDGs) and stimulate strong economic growth in RMCs.

Africa's Economic Performance

For the sixth consecutive year, Africa achieved positive annual real GDP growth rates owing to favorable external conditions and to improvements in domestic economic policies—in particular, a recovery in the world economy, rising commodity prices, improved macro-economic stability, and country-specific developments. The continent recorded an average real GDP growth rate of 5.5 percent in 2006. However, this average masks considerable differences among African countries.

Despite the track record of buoyant and resilient growth at the continental level, some RMCs, in particular low-income and fragile states, still lag behind other developing countries. Improving the situation in these RMCs is a priority, with particular emphasis on reducing extreme poverty and combating diseases such as HIV/AIDS and malaria, which had a huge economic impact in southern, central, and western Africa in 2006. Against this backdrop, targeted reforms and increased development financing are needed to firmly place the region on a path of higher sustainable growth (7-8 percent) for the achievement of the Millennium Development Goals (MDGs). The outlook remains positive given the increasing number of RMCs recording annual growth rates above 5 percent owing to sound economic policies and political transformation.

Mobilization and Allocation of Financial Resources

The Bank Group mobilizes concessional resources through periodic ADF replenishment negotiations and allocates the resources using the enhanced performance-based allocation (PBA) system. Out of the UA 3.42 billion total allocations under ADF-X, UA 2.2 billion had been committed by the end of 2006. The remaining UA 1.2 billion will be used to finance operations under the Bank's indicative program in 2007. During the ADF-X Mid-Term Review meeting at The Hague, The Netherlands, in December 2006, ADF Deputies discussed the Bank's performance under ADF-X and agreed on a road-map for consultations under the ADF-XI replenishment exercise in 2007.

In 2006, the Bank Group continued to mobilize resources for the **Enhanced HIPC Initiative and for the MDRI**. Bank Group approvals for HIPCs have been declining since 2004, as most of the 16 RMCs at interim or pre-decision points, most of which are fragile states, continue to face serious hurdles in meeting their decision or completion point triggers. As a result, the Bank Group's total approvals for HIPCs in 2006 dropped by more than 46 percent to UA 273.05 million (including arrears clearance for the Central African Republic (CAR)), compared with UA 508.68 million in 2005. Current estimates show

Africa: Real GDP Growth & Inflation, 2000-2006 (Percentages)



Inflation (%)
GDP Growth (%)
14
12
10
8
6
4
2
0
15
13
11
9
7
5
3
1
-1
2000
2001
2002
2003
2004
2005
2006
Inflation
Real GDP Growth Rate (%)

that new cash resources will be needed from donors in 2007 to cover the anticipated payment of about US$500.0 million (including US$210.0 million from the Bank Group). These resources will be needed when Liberia, the Democratic Republic of Congo (DRC), and 14 other RMCs reach their decision or completion points.

ADF debt cancellation under the MDRI, which was approved by the Board of Directors on April 19, 2006, became effective on September 1, 2006. Over the 50-year implementation period of the enhanced HIPC Initiative and the MDRI, the Bank will provide about US$14.0 billion in debt relief, including US$8.3 billion under the MDRI and more than US$5.6 billion in nominal terms under the enhanced HIPC Initiative. This is equivalent to about 15 percent of the US$98.5 billion cost in nominal terms of IDA, IMF, and AfDB debt relief. Under the approved financing package, donors have committed to compensating the costs of MDRI to the ADF and IDA on a 'dollar-for-dollar' basis. Debt relief under the MDRI is provided in addition to existing debt relief commitments by ADF and other creditors under the enhanced HIPC Initiative. Contribution to the MDRI will be recorded and monitored separately from regular ADF replenishment contributions, beginning with ADF-XI, and will provide state participants with additional voting rights. Beneficiary RMCs are required to use HIPC and MDRI resources for poverty reduction programs and projects.

Cofinancing operations. The Bank Group enjoyed strong support from donors in carrying out its lending and non-lending activities. Every dollar of AfDB development assistance to its RMCs was matched by more than US$4.2 from donors. In 2006, UA 11.7 billion was allocated in cofinancing for 34 projects, about four times the UA 3.19 billion allocated for 19 projects in 2005. This enhanced partnership significantly helped improve the lives of millions of people in RMCs, most importantly in fragile states and in RMCs that have reached the decision point under the enhanced HIPC Initiative.

In West and Central Africa, the Bank's joint assistance programs with other development partners created conducive conditions for the mobilization of resources to build more than 2725 km of all-weather permanent roads and feeder roads, including multinational corridors. Similar joint initiatives resulted in the design of entrepreneurship and micro-finance development programs targeted at more than 12,600 rural poor (70 percent women) in the Republic of Congo, the Gambia, Malawi, and Mali. As well, through rural electrification projects in Ethiopia and Mozambique, the Bank Group will facilitate access to electricity for millions of the poor in more than 500 rural towns and villages.

Donor support also allowed the Bank Group to pool UA 15.6 million (about US$23.3 million) in resources to clear the arrears of the Central African Republic, thus increasing the Bank's capacity to support critical and sustainable economic and governance reforms in this post-conflict RMC and to share its knowledge and expertise. Central African countries and South Africa demonstrated unprecedented solidarity with CAR by contributing UA 3.61 million to the debt clearance package.

Through private sector activities, the Bank Group's revamped partnership with donors allowed the institution to expand into difficult markets and integrate technical assistance and advisory services in all its operations. In particular, multi-sector activities, which soared to UA 414.3 million in 2006, almost 57 percent higher than 2005 levels, enabled the Bank Group to advance some of its core priorities, such as improving access to regional financial markets, developing small businesses, promoting sustainable business practices, and enhancing the investment climate in a growing number of its RMCs. This was done through institutional support to governance, economic management, and poverty reduction programs.

Bank Group Approvals by Financing Instrument, 2005-2006


2005
2006
In million of UA
1,197
1,047
618
275
420
492
509
257
1
0
0
16
35
0
7
9
Project Lending
Policy-Based Lending
Grants
Project Preparation Facility
HIPC Debt Relief
PCCF
Equity Participation
Guarantee

Operational Activities

To sustain the growth momentum observed in its RMCs in recent years, the Bank Group substantially increased its financing activities during the year. The Boards approved lending and non-lending **operations**, including project and program loans, debt relief operations, as well as grants for technical assistance, emergency assistance, post conflict assistance, in addition to private guarantees for private sector activities. **Total financing approvals** for Bank Group operations reached a record high, rising 13.1 percent from UA 2.29 billion in 2005 to UA 2.59 billion in 2006. This increase is attributable to the volume of loan and grant approvals, which rose to UA 2.31 billion in 2006, from UA 1.74 billion in 2005.

With respect to **ADB operations**, the Bank Group's investment commitments rose to UA 1.05 billion in 2006, well above the UA 868.7 million committed in 2005. This unprecedented 21-percent increase was largely due to the UA 338.0 million (equivalent to US$500.0 million) approved for the Financial Sector Reform Program in Egypt—the largest single program ever approved by the Bank Group since its inception. This surge in non-concessional lending also stemmed from a sharp rise in private sector operations—to UA 278.5 million—and to HIPC debt relief—UA 102.2 million.

In 2006, approvals under the **ADF concessional window** rose about 8.5 percent—from UA 1.42 billion in 2005 to UA 1.54 billion (including UA 484.2 million in grants). ADB and ADF accounted for nearly 40 percent and 60 percent, respectively, of total Bank Group operations, compared with 38 percent and 62 percent in 2005.

For the first time in its 30-year life span, no loans or grants were approved under the **NTF** in 2006. In November 2006, an evaluation was launched to review the use of NTF resources, assess the performance of the Bank and Nigeria in managing the NTF, identify possible niches for future NTF use, and determine the NTF extension period and changes that should be made in relation to its governance structure going forward. This evaluation is well advanced and a first report is expected during the first quarter of 2007. In the interim, the Nigerian authorities granted the Bank Group a one (1) year additional extension of the NTF till April 25, 2008.

Loan and Grant Approvals by Sector

In line with the Bank Group's new strategic orientations, the bulk of the UA 2.31 billion approved for sectoral projects and programs in 2006 was allocated to selected priority areas that are critical for economic growth and poverty reduction in RMCs. Infrastructure (transport, water supply and sanitation, power supply), finance, and multisector activites accounted for about 77 percent of lending activities. This reflects a major shift towards increased selectivity and sharper focus on high development impact areas.

Overall, 37 RMCs—more than 71 percent of the Bank Group's borrowing RMCs—benefited from new approvals in 2006. Project lending, including sector investment operations and lines of credit, accounted for 52 percent of total operational approvals, compared with 27 percent for policy-based lending, and 21 percent for grants and project preparation facilities. Most of these operations were cofinanced with other development partners.

Bank Group Loan and Grant Approvals by Sector, 2005-2006


2005
2006
In millions of UA
1 000
900
800
700
600
500
400
300
200
100
0
231
241
234
244
687
858
219
495
264
414
34
56
74
0
Agriculture
Social
Infrastructure
Finance
Multisector
Industry
Environment

Development Effectiveness and Results

The Bank Group introduced in-depth changes in 2006 to enhance the effectiveness and efficiency of its lending and non-lending activities in its RMCs. The entry into force of the Bank Group's **new organizational structure** on July 1, 2006, empowered the institution to launch a series of major initiatives to restructure its programs for better country focus and dialogue. The new structure will also enhance focus on business lines to improve project design and quality at entry, ensure active portfolio supervision and management, and strengthen delivery and impact in support of the Bank Group's managing for development effectiveness and results agenda. As well, the **new position of chief economist** will strengthen the Bank Group's capacity for economic and social analysis, thus providing the foundation needed to develop real intellectual leadership. Through the emerging AfDB Economic Conference initiative, the Chief Economist's Office will reinforce the Bank Group's capacity to participate in strategic partnerships with other donors and to have a real voice in key development and poverty reduction issues.

The Bank Group is stepping up actions to increase its capacity and shift the bulk of its human and financial resources to its country programs and operations, including field offices, to enhance the monitoring and evaluation of its lending and non-lending activities. To better achieve this strategic objective, the Bank Group launched a comprehensive budget reform program in 2006. When fully implemented, this reform will allow the institution to assess and demonstrate the relevance and impact of its activities as well as of its contributions to Managing for Development Results (MfDR).

In 2006, the Bank Group sought to strengthen its presence in its RMCs, and 21 of its targeted 25 regional and country offices were fully operational by the end of the year. These field offices will make the Bank Group more visible, strengthen its voice among donors and help RMCs promote good financial and corporate governance in support of national and institutional capacity building. The field offices will also help improve the private investment climate and lay the foundation required to deepen implementation of the harmonization and alignment agenda.

The Boards of Directors approved a number of program and policy documents aimed at strengthening the development effectiveness of Bank Group operations. These include (i) 8 Results-Based Country Strategy Papers; (ii) 4 Country Dialogue Papers; (iii) 3 HIPC documents, (iv) 11 Humanitarian Emergency Assistance programs to RMCs; and (v) a Proposal for Clearing the Arrears of the Central African Republic. In addition, 23 key policies, strategies, guidelines, and initiatives were also adopted.

Human Resources

Successful implementation of the Bank Group's strategic orientations required concerted effort from Bank staff, estimated at 1,044 at end-2006 (including elected officers and staff attached to the Boards), compared with 1,072 in 2005 and 1,064 in 2004. Eighty (80) percent of professional and management staff members at post were from RMCs, compared with 20 percent from non-RMCs.

Knowledge and Capacity Building Activities

To ensure maximum development effectiveness and results, the Bank Group will place even greater emphasis on technical assistance and advisory services going forward. In 2006, about 750 officials from RMCs benefited from capacity building activities. Roughly 950 Board Members, managers, and staff also recieved training on implementation of the Bank Group's development effectiveness and results agenda, and on an executive and management development program. During 2006 as well, the Bank Group launched the Eminent Speakers' Program, under which 5 renowned personalities, including the former Heads of States of Zambia and Tanzania, adressed issues such as governance, the fight against HIV/AIDS in Africa, global public goods, Africa's access to water and sanitation, and the role of innovation in Africa's economic revival. This program will be held 4 times a year.

The 2007 Administrative Expenses and Capital Expenditure Budget.

In December 2006, the ADB Board of Directors approved an administrative expenses budget of UA 193.7 million, a capital expenditure budget of UA 6.9 million, and a contingency budget of UA 1.9 million for 2007. The ADF Board of Directors approved an indicative administrative budget of UA 145.8 million for the Fund for the financial year ending December 31, 2007. The Bank Group's 2007 budget was anchored on prior strategic decisions taken by the Boards of Governors and Directors, on the Bank's Action Plan, and on policy decisions already taken by the Boards under the 2003-2007 Strategic Plan. The budget was also prepared within the framework of the institutional reforms and the enhanced decentralization strategy approved by the Boards to strengthen internal organizational effectiveness and maximize development impact.

Net Income Allocation.

The 2006 financial statements underscore the Bank Group's strong financial position, with a combined net income, after allocation, of UA 107.98 million in 2006, almost at par with the UA 107.16 million in 2005. Its balance sheet also remains robust, with the AAA rating on the Bank's senior debt reaffirmed. This reflects the Bank's sound capital adequacy and prudent financial management and policies.

Challenges and Strategic Vision

The review of the Bank Group's activities in 2006 shows that the institution faces the following challenges: (i) ensuring effective and efficient implementation of the Bank Group's human resources reform program, with special emphasis on reducing the high level of professional vacancies; (ii) completing the budget reform program launched in 2006; (iii) promoting long-term financial sustainability of the ADF within the framework of the enhanced HIPC Initiative and MDRI implementation; (iv) defining an appropriate strategy for fragile states, and harnessing donor support to meet the special needs of these states; and (v) mainstreaming the Managing for Development Results (MfDR) initiative into all Bank Group activities to help RMCs, especially the 40 low-income ADF countries, meet the Partnership Commitments on MfDR under the Paris Declaration on Aid Effectiveness.

Other key issues include defining a strategy for financing multinational operations; designing options to simplify performance-based allocation and reduce its built-in volatility; implementing the technical assistance trust fund reform program, with special focus on untying development assistance; delegating authority to country offices with sound fiduciary controls; and defining incentives to ensure the quality of operations and results in RMCs.

Partnership activities played a fundamental role in the successful implementation of the Bank Group's work program in 2006. The Bank Group will continue to take action to remain the partner o- choice for the donor community as it embarks on consultations for the ADF-XI replenishment in 2007. In support of this strategic goal, in 2006 the President of the Bank Group established an independent high-level panel to advice the Bank Group on its strategic vision and on the medium- to long-term operational strategy needed to implement the vision. The panel started work in October 2006. It is expected to present its final report during the second half of 2007. Final proposals and recommendations on how to implement the panel's conclusions will be presented to the Boards of Directors and Governors before the end of 2007.

Table 0.1: Summary of Bank Group Operations, Resources, and Finance, 1997-2006
(in millions of U.S. dollars)

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	Cumulative a/ Total
Operations											
Bank Group Approvals b/											
Number	112	133	93	144	134	118	145	124	102	**122**	**3.233**
Amount	1,880.05	1,751.01	1,770,87	2,585.00	2,981.31	2,771.99	2,624.69	4,327.78	3,278.22	**3,896.30**	**59,058.75**
of which HIPC	-	30.60	125.92	844.46	768.14	613.85	2.74	1,567.20	727.04	**387.37**	**5,067.31**
Disbursements	1,578.16	1,249.58	1,215.83	896.68	1,079.39	1,424.97	1,519.83	2,043.05	1,843.48	**1,864.00**	**35,202.21**
ADB Approvals b/											
Number	21	18	23	38	26	31	28	23	34	**38**	**1,029**
Amount	798.50	940.52	1,088.94	1,098.67	1,239.97	1,452.05	1,108.30	2,359.86	1,241.65	**1,572.65**	**33,091.83**
of which HIPC	-	30.60	28.48	226.59	219.85	255.56	-	1,099.17	108.61	**153.76**	**2,122.61**
Disbursements	927.23	618.96	700.62	535.42	609.20	679.45	969.27	978.76	850.92	**825.07**	**21,010.92**
ADF Approvals b/											
Number	91	115	70	103	107	84	112	99	65	**84**	**2,129**
Amount	1,081.55	810.49	681.93	1,472.42	1,734.92	1,306.14	1,482.93	1,953.55	2,032.01	**2,323.65**	**25,560.17**
of which HIPC	-	-	97.45	617.87	548.29	358.02	2.74	468.03	613.86	**233.61**	**2,939.87**
Disbursements	646.07	623.88	504.94	352.99	466.43	740.97	546.94	1,056.82	987.72	**1,030.76**	**13,923.08**
NTF Approvals											
Number	-	-	-	3	1	3	5	2	3	-	**75**
Amount	-	-	-	13.92	6.41	13.79	33.45	14.37	4.56	-	**406.76**
of which HIPC	-	-	-	-	-	0.26	-	-	4.56	-	**4.83**
Disbursements	4.86	6.73	10.27	8.28	3.76	4.56	3.63	7.47	4.85	**8.16**	**268.21**
Resources and Finance (at year's end)											
ADB											
Authorized Capital	21,857.85	22,810.09	29,982.68	28,494.64	27,484.69	29,732.70	32,498.16	33,964.33	31,258.13	**32,901.23**	
Subscribed Capital c/	21,528.90	22,375.36	22,976.45	26,772.08	27,008.40	29,243.11	32,043.02	33,541.75	30,923.77	**32,786.89**	
Paid-up Portion c/	2,643.59	2,765.34	2,711.98	2,627.74	2,633.86	2,901.70	3,240.81	3,452.75	3,243.10	**3,547.05**	
Callable Portion	18,885.31	19,610.02	20,264.47	24,144.33	24,374.54	26,341.41	28,802.21	30,088.99	27,680.67	**29,240.66**	
Borrowing (gross)	7,646.86	7,850.28	7,443.00	7,215.53	6,777.76	6,277.30	9,003.42	9,407.39	9,376.17	**9,159.91**	
Outstanding Debt d/	7,342.38	7,533.99	7,123.40	7,014.94	6,549.17	6,056.72	8,586.51	8.757.25	8,490.43	**8,831.53**	
Cumulative Exchange Adjustment on Subscriptions e/	(162.52)	(166.75)	(167.16)	(165 26)	(162.89)	(193.04)	(215.96)	(228.60)	(216.90)	**(234.30)**	
Reserves f/	1,650.08	1,871.61	1,969.73	1,999.38	2,155.78	1,991.20	2,240.10	2,308.45	3,239.28	**3,468.37**	
Cumulative Currency Translation Adjustment	(501.28)	(577.40)	(576.60)	(548.22)	(564.44)	(618.36)	(671.23)	(726.76)	-	-	
Gross Income	824.17	756.10	727.38	687 53	715.25	664.57	631.87	693.69	685.49	**816.67**	
Net Income g/	157.80	158.09	169.35	152.16	157.53	256.75	265.00	222.90	316.33	**291.90**	
ADF											
Subscriptions h/	11,511.52	12,839.53	12,828.80	13,337 04	13,716.91	15,527.25	17,815.50	19,652.47	18,954.64	**19,950.99**	
Other Resources i/	(645.62)	(671.74)	(853.01)	(845.61)	(975.21)	(839.48)	(803.27)	(887.30)	(680.36)	**(1,167.99)**	
NTF											
Resources (gross) f/	450.21	468.88	486.03	514.90	534.16	543.51	557.92	569.84	584.699	**209.92**	

Sources: ADB Statistics Department for data on operations; ADB Financial Control Department for data on Resources and Finance.

Notes :

a/ The cumulative figures go back to the initial operations of the three institutions (1967 for ADB, 1974 for ADF and 1976 for NTF).

b/ Approvals include loans and grants, private and public equity investments, emergency operations, HIPC debt relief, loan reallocations and guarantee, Post Conflict Country Facility.

c/ Subscribed capital and paid up capital for 2005 were restated to exclude shares to be issued upon payment of future installments.

d/ Outstanding debt for 2004 was restated for fair value option.

e/ CEAS were restated in 2001 for prior years to adjust for translation gains and losses on subscriptions.

f/ Reserves for 2004 were restarted following the application of the IFRS.

g/ For the years 2001 to 2003 net income excluded net gains/losses on non trading derivatives (IAS 39 adjustments). Also for the years 2005 and 2006 net income excluded income transfers approved by Board of Governors.

h/ Subscriptions = Restated for years 1997-2005 to be amounts paid instead of amounts pledged.

i/ Other Resources = Accumulated Reserves/Loss + Net Income/Loss for the year + Miscellaneous.

The conversion rates used are those for 31 December of each year.

The conversion rates of the ADB, ADF and NTF Unit of Account (UA) to US Dollar for various years are as follows:

1997	*1 UA = 1.34925 US dollars*	*2002*	*1 UA = 1.35952 US dollars*
1998	*1 UA = 1 40803 US dollars*	*2003*	*1 UA = 1 48597 US dollars*
1999	*1 UA = 1 37095 US dollars*	*2004*	*1 UA = 1 55301 US dollars*
2000	*1 UA = 1.30291 US dollars*	*2005*	*1 UA = 1.42927 US dollars*
2001	*1 UA = 1.25562 US dollars*	*2006*	*1 UA = 1.50440 US dollars*

Percentages in the charts and tables of the Report may not add up to 100 due to rounding

Table 0.2: Summary of Bank Group Approvals, 2006
(in millions of U.S. dollars)

Bank Group Approvals by Sector, 2006

Sector	ADB		ADF		NTF		Bank Group	
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
Agriculture and Rural Development	17	38.17	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Social	14	92.56	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Education	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Health	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Other	6	92,56	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Infrastructure	4	335.87	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Water Supply and Sanitation	1	104.72	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Power Supply	1	76.93	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Communication	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Transport	2	154.23	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Finance	4	744.85	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Multisector	4	110.13	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Industry, Mining and Quarrying	3	84.14	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Urban Development	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Environment	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Total Loans and Grants	**34**	**1,405.72**	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Other Approvals	**4**	**166.93**	[illegible]	[illegible]	-	-	[illegible]	[illegible]
HIPC Debt Relief	3	153.77	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Post Conflict Country Facility	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Equity Participation	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Guarantees	1	13.17	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Loan Reallocation	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Total Approvals	38	1,572.65	84	2,323.65	-		122	3,896.30

Bank Group Approvals by Financing Instrument, 2006

Financing Instrument	ADB		ADF		NTF		Bank Group	
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
Project Lending	**11**	**774.74**	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Public and Publicly -Guaranteed:	*4*	*369.01*	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Project Loans	4	369.01	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Sector Investment and Rehabilitation	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Lines of Credit	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Private Non-Publicly Guaranteed:	*7*	*405.73*	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Project Loans	4	169.34	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Lines of Credit	3	236.39	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Policy-Based Lending	**2**	**618.59**	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Sector Adjustment	1	508.46	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Structural Adjustment	1	110.13	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Grants	**21**	**12.39**	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Technical Assistance	*4*	*3.61*	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Project Cycle Activities	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
of which Private Sector	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Institutional Support	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Middle Income Countries Grant	4	3.61	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Project Grant	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Structural Adjustment Grant	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Special Relief Fund	*17*	*8.78*	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Emergency Assistance	17	8.78	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Emergency Postconflict	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Project Preparation Facility	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Debt and Debt Service Reduction	**3**	**153.77**	[illegible]	[illegible]	-	-	[illegible]	[illegible]
SFM Debt Alleviation	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
HIPC Debt Relief	3	153.77	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Post Conflict Country Facility	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Equity Participation	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Public Equity	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Private Equity	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Guarantee	**1**	**13.17**	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Public Guarantees	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Private Guarantees	1	13.17	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Loan Reallocations	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Total Approvals	38	1,572.65	84	2,323.65	-		122	3,896.30

Note: The conversion rate used is that for December 31, 2006 : 1UA = US$ 1.50440

Source : ADB Statistics Department, Economic and Social Statistics Division

Figure 0.1: Bank Group Loan and Grant Approvals and Disbursements, 1997-2006
(in millions of US $)


5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Loan and Grant Approvals
Disbursements

Figure 0.2: Cumulative Bank Group Loan and Grant Approvals by Institution, 1967-2006


ADF 42.0%
NTF 0.8 %
ADB 57.2 %

Figure 0.3: Cumulative Bank Group Loan and Grant Approvals by Sector, 1967-2006


Water Supply & San. 7,8
Transport 16,7%
Industry 5,2%
Agriculture 17,6%
Communication 2,3%
Other Sectors 0,2%
Finance 13,8%
Social 11,6%
Power Supply 9,3%
Multisector 15,4%

Figure 0.4: ADB Net Income, 1997-2006 *
(in millions of US $)


350
300
250
200
150
100
50
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

*For the years 2001 to 2003 net income excluded net gains/losses on non trading derivatives (IAS 39 adjustments). Also for the years 2005 - 2006, net income excluded income transfers approved by Board of Governors.

Bank Group Sector Definitions

Sector	Type of Project
Agriculture and Rural Development	Food crops, cash crops, livestock, fisheries, agro-industry, forestry, irrigation and drainage
Transportation*	Road, air, water, and rail transportation, pipe transportation, and feeder roads
Communications*	Telephone, radio, telegram, postal, information technology, cable and satellite services
Water Supply and Sanitation*	Production, treatment and distribution of potable water, and development of sewerage systems
Power Supply*	Production and distribution of electricity, gas, solar, coal, petroleum, and other renewable energy sources
Industry, Mining, and Quarrying	Manufacturing, tourism, mining, quarrying, and small- and medium-size industrial enterprises
Finance	Development banking, commercial banking, non-bank financial intermediation, and microfinance
Social	Education, health, population, gender equity, stand-alone poverty alleviation projects
Environment	Stand-alone projects that address environmental conservation and management issues such as reforestation to curb soil erosion, clean-up of water bodies, treatment and disposal of waste material.
Multisector	Public sector management, including structural (adjustment programs and debt relief operations), private sector development, good governance and anticorruption programs, industrial import facilitation, export promotion, institutional support.
Urban Development	Projects related to strategic urban planning activities

* Infrastructure Development: Transportation, communications, water supply and sanitation, and power supply

Part I



Bank Group Activities in Support of Development Effectiveness and Results

Activities of the Boards

Corporate and Financial Management

Bank Group Initiatives and Resource Mobilization

Economic and Social Trends by Subregion

Bank Group Operations

001

CHAPTER ONE

Activities of the Boards

The Board of Governors issues general directives on Bank Group operations. It delegates powers to the Board of Directors, who set policies and guidelines and oversee all Bank Group operations and financial and administrative activities. This chapter reviews the Boards' activities during 2006, with particular emphasis on the 2006 Annual Meetings and on key approvals and resolutions taken during the year.

BOARDS OF GOVERNORS

The 2006 Annual Meetings

The Annual Meetings of the Boards of Governors of the African Development Bank Group—the AfDB or the Bank Group—were held in Ouagadougou, Burkina Faso, on May 17 and 18, 2006. During the meetings, Governors approved the Annual Report and audited financial statements for the financial year ended December 31, 2005. They also participated in the Joint African Development Bank Group / Economic Commission for Africa (AfDB/ECA) Ministerial Roundtable, in high-level seminars, and in the Governors' Forum.

Annual Meetings Seminars

The AfDB Annual Meetings have traditionally been preceded by a symposium on economic and social development challenges facing Africa. During the 2006 Annual Meetings, the symposium was transformed into an AfDB-ECA ministerial roundtable discussion, followed by high-level seminars on contemporary development issues that are relevant for policy makers, civil society organizations, and development practitioners in Africa. These events were attended by more than 1,400 participants, comprising Governors and their delegations, Board members, senior management and staff, representatives of international finance institutions, civil society leaders, private sector operators, and other development partners.

The Ministerial Roundtable discussion focused on *Infrastructure Development and Regional Integration: Issues, Opportunities, and Challenges*. It was opened by His Excellency Paramanga Ernest Yonli, Prime Minister of Burkina Faso, and co-chaired by Mr. Abdoulie Janneh, Executive Secretary of the UN-ECA, and Mr. Donald Kaberuka, President of the AfDB. The 3 high-level seminars were on (i) *Infrastructure Development and Regional Integration: Getting the Policy Framework Right;* (ii) *Infrastructure Development and Regional Integration: Meeting Investment Needs;* and (iii) *Transparency, Accountability, and Combating Corruption: Implications for Good Governance in Africa and the Role of the AfDB.*

Seminar participants exchanged views on infrastructure needs, challenges facing Africa, and development effectiveness in the light of the scaling up of international aid. There was broad consensus that because infrastructure development and regional integration are the foundations of accelerated growth, African countries should endeavor to address the attendant critical challenges: improving policies, building institutional capacities, aligning donor practices, enhancing domestic resource mobilization, improving governance, accelerating regional integration, and strengthening the capacities of regional economic communities.

The seminars also underscored the large investment—about US$20.0 billion—needed to bridge the infrastructure gap and suggested ways to raise the requisite resources. Suggestions included increasing official development assistance; deepening debt relief; and using innovative financing mechanisms in regional member countries (RMCs).



2006 Annual Meetings

At the macroeconomic level, participants stressed the need for African countries to improve their domestic environments to significantly accelerate growth and reduce poverty. They called on RMCs to deepen reform efforts and avoid policy reversals in order to promote stable macroeconomic conditions. RMCs were also encouraged to (i) pursue structural reforms by speeding up privatization and enhancing private-public partnerships for greater private sector participation; (ii) invest in human capital development to maintain infrastructure; (iii) establish adequate policies for private sector involvement in infrastructure, and; (iv) develop domestic financial markets to sustain infrastructure development.

At the regional level, participants concluded that scaling up infrastructure financing and development required further harmonization of cross-border infrastructure development policies. It also required the promotion of regional approaches to resource mobilization, the development of legal and regulatory frameworks, and the strengthening of the human and financial capacities of regional economic communities, including their rationalization, to formulate regional policies and implement regional initiatives.

Boards of Governors' Forum

Bank Group actions aimed at enhancing development effectiveness in RMCs were presented to the Boards of Governors during the 2006 Annual Meeting. The presentation provided a forum for Governors and senior management to discuss key issues affecting the quality of the Bank Group's portfolio. These include (i) scaling up the development effectiveness and impact of Bank Group operations in RMCs; (ii) taking action (by Bank Group management, in partnership with RMCs and other donors) to improve the quality and impact of interventions; (iii) raising RMCs' awareness about the increasing leadership role they should play to enhance development effectiveness and results and build consensus on actions, and (iv) the way forward.

The presentation also highlighted a range of new poverty reduction policy instruments developed by the AfDB in response to the demands of its shareholders and to the development challenges facing Africa. It also covered issues such as improving stakeholder participation in policy and project design, promoting good governance and transparency, improving development effectiveness and results in portfolio management, and strengthening donor harmonization in support of the Paris Declaration on Aid Effectiveness.

The presentation was well received by Governors, who expressed satisfaction at the Bank's new focus on results—which, they stressed, should be measurable and monitorable. Governors underscored the need to give priority to quality rather than to quantity in Bank Group operations and urged the Bank to enhance its capacity to meet RMC needs—a capacity currently constrained by staff shortages. They also encouraged the Bank to strengthen South-South cooperation, especially in trade; to become more involved in fragile states; and to support middle-income countries' (MIC) efforts to reduce pockets of poverty and enhance access to international capital markets. They welcomed ongoing efforts to harmonize donor interventions at the country level and align them with country systems within the framework of the Paris Declaration on Development Effectiveness—reiterating their expectation that this would lead to unified project management units and reduced transaction costs. They also noted the Bank's performance-based allocation (PBA) system for concessional resources to RMCs.

Governors expressed appreciation for the presentation and recommended that such dialogue on Bank Group operations, with the attendant transparency and information disclosure by management, become standard practice in future annual meetings.

Boards of Governors' Meeting

In his welcome address, the **Honorable Seydou Bouda, Governor for Burkina Faso and Chairman of the Boards of Governors,** extended his country's appreciation to Bank Group Governors, Executive Directors, and management for giving Burkina Faso the privilege of hosting the 2006 Annual Meetings. He thanked the Heads of State and Government in attendance for honoring Burkina Faso and the Bank Group with their presence, an indication of their profound attachment to the institution and to the continent's development efforts. In particular, Mr. Bouda acknowledged the presence of His Excellency Paul Kagame, President of the Republic of Rwanda and His Excellency Emilo Armando Guebuza, President of the Republic of Mozambique. He offered special words of encouragement to Her Excellency Ellen Johnson-Sirleaf, President of the Republic of Liberia—the first democratically elected female president in Africa—and to His Excellency Charles Konan Banny, in his dual capacity as Prime Minister of the Republic of Côte d'Ivoire and Bank Group Governor for his country. As well, he expressed gratitude to His Excellency



Her Excellency Mrs. Ellen Johnson-Sirleaf, President of the Republic of Liberia, at the 2006 Annual Meetings

Blaise Compaoré, President of Burkina Faso, for his unrelentless support during the preparation of the meetings.

Mr. Bouda commended the Boards of Directors, senior management, and Bank staff for helping the AfDB pursue and consolidate its development mission. He noted that the performance of the AfDB in 2005 and the quality of its products and services to RMCs confirm its solidity and resourcefulness. In concluding his statement, Mr. Bouda applauded the introduction of the Governors' Forum during the 2006 Annual Meetings, noting that the Forum would facilitate dialogue on Bank Group and international community initiatives and guide senior management on issues relating to these initiatives. He wished all participants success in their deliberations.

In his opening statement, the **President of Burkina Faso, His Excellency Blaise Compaoré,** welcomed delegates to his country and expressed the hope that they would have useful discussions and a memorable stay in Ouagadougou. He noted that the meetings were taking place against a backdrop of substantial increases in the cost of petroleum products. Given the impact of such high costs on the daily lives of Africans, he suggested that Africa and its partners design and implement programs that provide practical solutions to the legitimate concerns of Africans. He stressed that through good governance RMCs could meet the expectations of their citizens while competing effectively with other nations.

In conclusion, President Compaoré outlined the challenges that African countries and institutions must address to give hope to future generations. These include reducing poverty; fostering a corruption-free and stable socio-political environment to encourage domestic and foreign investment; accelerating economic growth and pursuing fair multilateral trade, and promoting regional integration. He commended President Kaberuka's efforts to consolidate the Bank's achievements, and G8 countries for their multilateral debt cancellation initiative.

In his speech, **AfDB President, Donald Kaberuka,** acknowledged the presence of 4 distinguished African Heads of State and Government as a historic occurrence that indicated their collective support and commitment to the institution. He expressed gratitude to the government and the people of Burkina Faso, and to President Blaise Compaoré, in particular, for hosting the 2006 Annual Meetings. He also thanked the government and the people of Tunisia for continuing to host the AfDB Temporary Relocation Agency, thus enabling the Bank Group to consolidate and deepen its normal operations. He wished the people of Côte d'Ivoire, the host country of the Bank's headquarters, success in their quest for peace and national reconciliation. As well, he paid tribute to his 6 predecessors for their dedication and invaluable service to the AfDB and to Africa.

President Kaberuka expressed optimism about Africa's capacity to significantly reduce poverty within a decade in light of easing conflicts, increasing restoration of peace and democracy, and good governance in a growing number of countries. In this context, he welcomed development partners' growing support to Africa and, observing that the next decade would be a crucial one, called on the continent's development partners to double official development assistance and reduce trade barriers.

On the financial front, Mr. Kaberuka noted that the sound financial standing of the AfDB reflected its strong shareholder support, sound capital adequacy, and prudent financial management and policies. He assured shareholders that he would consolidate the Bank's financial position and ensure that it utilizes ts ever-growing riskbearing capacity to better support its borrowing RMCs. In addition, the institution would strategically refocus its lending on low- and middle-income countries and scale up support to post-conflict and fragile states.

Mr. Kaberuka underscored management's determination to step up efforts to improve the Bank Group's structure, policies and procedures, and to maintain rigorous institutional standards. He commended Bank Group staff for their commitment and reiterated his determination to nurture staff and make the institution a magnet for



2006 Annual Meetings

more talent and a center of excellence. This would involve sharpening the Bank Group's focus and selectivity in specific areas.

On operational priorities, President Kaberuka reiterated that the AfDB would strengthen selectivity and focus primarily on infrastructure (roads, transportation, energy, water supply and sanitation) and on the financial sector. In particular, the Bank Group would give priority to regional highways and corridors that open up high-potential areas and diversify vulnerable local economies, thus helping unleash the potential of RMCs to create private sector jobs, which are the foundation of greater prosperity and sustainable growth.

The President stressed that the AfDB would also enhance development effectiveness and results by helping its 53 RMCs fight corruption. He called for prompt and timely delivery of assistance to post-conflict and fragile countries, underscoring that for the AfDB to become a reliable partner in resolving urgent needs, it must make the requisite commitments and better assume and manage risks.

Mr. Kaberuka underscored that the AfDB could provide support to help MICs integrate the global economy, unleash the potential of their private sectors, and strengthen their efforts to enhance competitiveness. He reviewed the on-going institutional reforms aimed at improving effectiveness by bringing the Bank closer to its clients, enhancing its focus on RMCs and its responsiveness to their diversified needs. Finally the President acknowledged the potential role of regional integration in strengthening growth and development in Africa and called on African leaders to eliminate visa requirements as a commitment to regional integration.

In their respective statements, the 4 Heads of State and Government in attendance commended the President, the government, and the people of Burkina Faso for hosting the meetings and for the hospitality extended to them and to their delegations. They congratulated the AfDB President for launching institutional reforms that will strategically reposition the Bank to better meet the development challenges facing its RMCs. They called on the AfDB to seize the historic opportunity provided by its current rejuvenating process, a favorable international environment, and the continent's determination to chart a democratic path—with more and more countries pursuing inclusive and competitive politics that provide the basis for peace—to fulfill and deepen its development mandate.



Heads of State and Government at the 2006 Annual Meetings

The Heads of State and Government also encouraged the Bank to help its RMCs fight corruption and foster good governance; build robust and resilient national institutions in order to pursue effective and coherent national development strategies; improve economic management and consolidate the rule of law; and develop a strong private sector and credible media. Finally, the Heads of State and Government urged the AfDB to take action to mainstream governance-based evaluations and reporting into its programs and projects.

Governors' Statements

Governors thanked the government and people of Burkina Faso for hosting the 2006 Meetings and for the warm hospitality and generous facilities provided. They stressed that the slightly favorable economic and social conditions and positive economic growth in African countries would not suffice, especially in sub-Saharan Africa, to achieve the Millennium Development Goals (MDGs). Consequently, they urged RMCs to deepen reforms to promote sustainable growth—which should be less dependent on commodity prices and on the weather. They highlighted the challenges facing the continent: poverty and related problems (in particular food security and malnutrition), the HIV/AIDS pandemic, development challenges, including good governance, and conflict prevention and resolution.

In the light of these challenges, Governors urged the international community to support national efforts by honoring its promise to assist the development efforts of RMCs and to provide market access for their exports. However, they also called upon African countries to improve development planning to ensure rational use of scarce aid resources and encouraged the AfDB to provide RMCs with the requisite support. Governors welcomed the attendant reforms undertaken under President Kaberuka's leadership.

Measures taken by the Bank Group to implement NEPAD programs—of crucial importance to Africa—were deemed encouraging by Governors, who were also pleased with actions taken to deliver on the Bank's mandate as leader in infrastructure development. In this regard, they welcomed the establishment of a special fund for the preparation of NEPAD infrastructure projects. The Infrastructure Consortium for Africa, the Africa Water Facility, the Rural Water Supply and Sanitation Initiative were among the initiatives applauded by Governors as an indication of the Bank's support for RMCs' efforts to reduce poverty and attain the MDGs.

Governors approved of the Multilateral Debt Relief Initiative (MDRI) and the special modalities for the contribution of US$8.54 billion under this initiative. They thanked donors for supporting the initiative, which will allow beneficiary countries to secure the additional resources needed to attain the MDGs. They encouraged the AfDB to deepen its support to borrowing RMCs, focusing on priorities such as the development of an enhanced culture of efficiency, to consolidate institutional and operational achievements and results. This will require rigorous, results-based management, complemented by enhanced quality-at-entry of projects. Governors underscored that timely implementation of an enhanced decentralization strategy would strengthen AfDB's responsiveness to its clients and increase its development impact.

Several Governors reiterated the need to (i) strengthen the Bank's alliances with other regional, international, and multilateral partners; (ii) focus efforts on comparative advantage, to better manage limited resources, in conformity with the NEPAD mandate and with the principles of aid harmonization and efficiency; (iii) ensure greater selectivity and complementarity with other donors; and (iv) promote better economic and regional integration.

Other Governers called upon the Bank to focus on the situation of fragile states; support RMCs in creating an enabling environment for the effective development of the private sector; and reinforce borrowing member countries' capacity to fight corruption, promote good governance, transparency, and a strong culture of responsibility and accountability. Most Governors therefore noted with great interest the proposal to establish within the Bank a framework to prevent fraud and corruption. They encouraged the AfDB to mainstream gender issues into development programming, as these issues are critical for development. In this regard, they applauded the appointment of 2 women as vice-presidents—out of 5 vice presidents—and encouraged the President to pursue efforts to ensure gender balance at all levels.

Finally, Governors underscored the need to promote activities that also favor middle-income countries, reiterating that actions should be underpinned by the need to strengthen the analytical capacities of human resources. Governors considered the Bank's agenda challenging, but expressed broad support for it, given the Bank's track record of reforms since 1995. They encouraged the Bank to adapt to the new exigencies of development objectives by building on the diversity and strengths of its new management team and dedicated staff. In closing, Governors reiterated their firm support for the institution and urged it to implement its agenda without delay to reaffirm its position as a first-class development bank for African countries.

Governors' Resolutions

During the Annual Meetings, the Boards of Governors considered and adopted resolutions on the ADB and the ADF (Appendixes II-1 and III-1). They endorsed a report prepared by the Joint Steering Committee and approved the Committee's recommendations, including:

- Resolution B/BG/2006/01 and F/BG/2006/01)—*Temporary Relocation of the Operations of the African Development Bank to the Temporary Relocation Agency in Tunis, Tunisia: Twelve (12)-Month Review of the Temporary Relocation Period;*
- Resolution B/BG/2006/06—*Reviews to be Conducted by the Governors' Consultative Committee and the Steering Committee for the Election of the President, concerning certain Procedures related to the Election of the President;* and
- Resolution B/BG/2006/07—*Waiver of the Requirement to hold the Annual Meetings at the Bank's Headquarters or in another Regional Member State, whenever the General Election of Executive Directors will be conducted in the course of the Meeting.*

Governors also adopted resolutions on the Annual Report and audited financial statements for the financial year ended December 31, 2005, for the ADB, ADF, NTF, and Special Trust Funds. They noted the independent auditors' opinion on the audited financial statements and congratulated the Boards of Directors, management, and staff for results achieved during the previous year.

In addition, Governors approved the designation of Members of Bureau and the Joint Steering Committee from end-2006 Annual Meetings to end-2007 Annual Meetings. The Bureau would comprise China as Chair, with Gabon and The Gambia as first and second Vice-Chairs, respectively. During the same period, the Joint Steering Committee would comprise Botswana, Cameroon, Comoros, Guinea, India, Italy, Japan Liberia, and Morocco.

Finally, Governors approved the relevant resolution for allocations from the Bank's 2005 net income of UA 221.3 million as follows: (i) UA 21.3 million for ADF-X; (ii) UA 67.3 million for the Democratic Republic of Congo (DRC) Special Account; (iii) UA 10.6 million for the Heavily Indebted Poor Countries (HIPC) Initiative; (iv) UA 25.0 million for the PCCF, as the third and final installment of the Bank's contribution to

the Facility; and (v) UA 15.0 million for the Special Relief Fund for Emergency and Humanitarian Assistance. They also decided to transfer UA 73.3 million from the 2005 allocable income to reserves.

BOARDS OF DIRECTORS

Approvals

During 2006, the ADB and ADF Boards of Directors held 40 formal and informal meetings, during which they provided guidance on the formulation of policies, strategies, and guidelines aimed at enhancing the Bank Group's development effectiveness and results in RMCs. The Boards approved loans, grants, private guarantees for sovereign loans, and HIPC debt relief amounting to UA 2.59 billion. The breakdown of this amount by financing instrument, source of funding, and approved operations is presented in Chapter 5. The proposed indicative operational program for 2007 was UA 2.69 billion, higher than the UA 2.23 billion approved for 2006.

Overall, the Boards approved 8 Results-Based Country Strategy Papers, 4 Country Dialogue Papers, 3 HIPC documents, 11 Humanitarian Emergency Assistance grants for RMCs, and 1 Proposal for Clearing the Arrears of the Central African Republic. In addition, the Boards approved 23 key policies, strategies, guidelines and initiatives to strengthen the effectiveness of Bank Group operations,

Table 1.1: Key Policy and Program Documents Approved by the Boards of Directors
(January-December 2006)

Results-Based Country Strategy Papers
1. Cape Verde: 2005 - 2007
2. Ethiopia: 2006 – 2009
3. Guinea Bissau (RBCSP): 2005 - 2009
4. Lesotho: 2005 - 2007
5. Mauritania: 2006 - 2007
6. Mozambique: 2006 - 2009
7. Republic of Congo: 2005 – 2007
8. Central African Republic: Joint Assistance Strategy Paper

Country Dialogue Paper:
1. Central African Republic: 2005-2006
2. Liberia: 2006
3. Sudan: 2006
4. Togo: 2006

HIPC Approval Documents
1 Cameroon: Completion Point under the enhanced HIPC Initiative
2. Malawi: Completion Point under the enhanced HIPC Initiative
3. Republic of Congo: Decision Point under the enhanced HIPC Initiative

Post Conflict Country Facility
1. Central African Republic: Proposal for Clearing Arrears

Humanitarian Emergency Assistance Grants
1. Djibouti: Prevention of Avian Influenza
2. Egypt: Combating Avian Influenza in 2006
3. Ethiopia: Victims of 2006 Drought-Affected Communities
4. Guinea Bissau: Fight against the Cholera Epidemic
5. Kenya: Victims of the 2006 Drought-Affected Communities.
6. Multinational: Supporting Initiatives for Combating Avian Influenza in Benin, Burkina Faso, Cameroon, Chad, Ghana, Niger and Togo
7. Multinational: Supporting Initiatives for Combating Avian Influenza in Cote d'Ivoire and Mali
8. Nigeria: Supporting Initiatives for Combating Avian Influenza in 2006
9. Somalia: Victims of 2006 Drought-Affected Communities
10. Sudan: Supporting Initiatives for Combating Avian Influenza in 2006
11. Tanzania: Victims of 2006 Drought- Affected Communities

Policy and Program Documents
1. The Year 2006 Indicative Operational Program
2. The Year 2006 Borrowing Program
3. ADB – Financial Statements for the Year Ended December 31, 2005
4. ADF – Special Purpose Financial Statements for the Year Ended December 31, 2005
5. NTF – Financial Statements for the Year Ended December 31, 2005
6. Allocation of Net Income of the ADB for the Financial Year ended December 31,2005
7. Allocation of Net Income of the NTF for the Financial Year ended December 31, 2005
8. Special and Trust Funds – Financial Statements for the Year Ended December 31, 2005
9. Microfinance Policy and Strategy for the Bank Group
10. Proposal for a new Organizational Structure for Transforming the AfDB
11. Revised Financial Guidelines for Sovereign-Guaranteed loans.
12. ADF Implementation Modalities of the Multilateral Debt Relief Initiative
13. Annotated Format for Bank Group Results-Based Country Strategy Papers (RB-CSP)
14. Independent Review Mechanism-Operating Rules and Procedures
15. Proposal to Establish an Anti-corruption and Fraud Investigation Function in the AfDB
16. Policy Framework for Bank Lending in RMC Currencies
17. Proposal for Technical Cooperation Fund Reform at the African Development Bank
18. Proposals for Access to ADF-X Grant Resources for Financing Technical Assistance Activities
19. ADF Results Measurement Framework Paper
20. Proposal on the Bank's Continued Support to the Joint African Institute (JAI) for the Period 2007-2009
21. African Water Facility–Indicative Financing Program and Administrative Expenses Budget for 2007
22. The Year 2007 Borrowing Program
23. The 2007 Administrative Expenses and Capital Expenditure Budget

as highlighted in Table 1.1. Through its 8 country portfolio review missions, the Bank Group scaled up active management of its portfolio and identified projects less likely to achieve their development outcomes and impact. Most of the problem projects identified were partly or fully cancelled, thereby freeing up UA 302.7 million, which will be used to finance new projects in 2007, before the end of the ADF-X cycle.

The 2007 Administrative Expenses and Capital Expenditure Budgets

In December 2006, the ADB Board of Directors approved an administrative expenses budget of UA 193.7 million, a capital expenditure budget of UA 6.9 million, and a contingency budget of UA 1.9 million for 2007. The ADF Board of Directors approved an indicative administrative budget of UA 145.8 million for the Fund for the financial year ending December 31, 2007. The Bank Group's 2007 budget was anchored on prior strategic decisions taken by the Boards of Governors and Directors, the Action Plan, and policy decisions endorsed by the Boards under the 2003-2007 Strategic Plan. The budget was also prepared within the framework of institutional reforms and of the proposed decentralization strategy aimed at strengthening internal organizational effectiveness and maximizing development impact.

Other Activities of the Boards of Directors

The Boards of Directors also considered several operational, financial, and administrative issues within the framework of its 6 established advisory committees. Major committee activities during 2006 are highlighted below.

Committee of the Whole

This committee is chaired by the President of the Bank Group and comprises all Executive Directors. During the year, it reviewed the Bank Group's annual budget proposals and other matters referred to it by the Boards on an ad hoc basis.

Committee on Operations and Development Effectiveness (CODE)

In 2006, this Committee held 15 sessions to consider several country and policy documents, including: the proposal on Technical Cooperation Fund Reforms in the Bank; Tanzania and Ghana Country Assistance Assessments; Evaluation Feedback and Knowledge Management Strategy and Proposed Action for 2006-2008; Towards Closing Evaluation Gaps at the AfDB; and the Annotated Format for Bank Group Results-Based CSPs.

Committee on Administrative Matters Concerning the Boards of Directors (AMDB)

This Committee met 4 times to consider and submit recommendations to the Boards on proposals related to Board effectiveness. It focused on the Boards' mandates and activities as well as on the roles of the General Secretariat and of the Dean of the Boards.

Audit and Finance Committee (AUFI)

The Audit and Finance Committee held 12 meetings, during which it reviewed several documents (listed in Table 1.1) concerning, among other things, the internal audit work program and financial statements of the 2005 fiscal year, which had to be prepared for approval by Governors during the 2006 Annual Meetings. It also discussed the external auditors' contract and engagement letter and considered a final report and presentation on the implementation of an integrated control framework at the Bank. Finally, it met with CODE for a joint examination of the Bank Group's *Whistle-Blowing and Complaints Handling Policy document.*

Committee on Administrative Affairs and Human Resource Policy Issues (CAHR)

This Committee met 5 times and held 2 joint meetings with AUFI to consider the *Information Note on the Recruitment Process, the Study on Staff Recourse Mechanisms* and the Bank's proposed *Human Resources Policy.* One of the meetings focused on a diversity and inclusion policy for the Bank Group and on the *Presidential Directive Establishing Rules and Procedures for Dealing with Harassment in the Bank.*

Ethics Committee

The Boards' Ethics Committee met on 2 occasions to consider matters of interest and relevance to members of the Boards of Directors and to the President of the Bank.

Executive Directors' Study Tours

Study tours provide a unique opportunity for Executive Directors to (i) learn about recipient countries' development needs and priorities; and (ii) discuss actions required to consolidate and deepen the Bank's policy dialogue with RMC officials, donors, private sector actors, and civil society organizations. Such exchanges help improve the development effectiveness and results of Bank-funded projects and programs.

In 2006, the Boards of Directors undertook 2 study tours to regional member countries. The first tour, to Burundi, Cameroon, and the Central African Republic took place in February 2006. The second took Executive Directors to Kenya, Rwanda, and Tanzania, in February/March 2006.

Corporate and Financial Management

Institutional Reforms

Knowledge Management and Research

Operational Policy Development and Review

Evaluation of Operations

Human Resources Management

Financial Management

Internal Audit

General Counsel and Legal Services

Information Technology Management and Telecommunications

Procurement and Project Financial Management

Corporate Communications

In 2006, the Bank Group implemented far-reaching reforms designed to deepen development effectiveness in its RMCs. This chapter reviews the main activities of the Bank Group's organizational units in the light of these institutional reforms.

INSTITUTIONAL REFORMS

In recent years, the AfDB has often been called upon to lead continent-wide initiatives such as the New Partnership for Africa's Development (NEPAD), the Rural Water and Sanitation Initiative, the African Water Facility, the Infrastructure Consortium for Africa, and regional integration. As well, bilateral donors have been relying increasingly on the Bank as a key partner for delivering assistance and maximizing development impact in the continent. To strengthen the Bank Group's institutional capacity to meet these challenges and opportunities, the Boards of Directors approved, in April 2006, a **proposal to strengthen the Bank Group's organizational structure**. The reforms centered on the Operations Complexes and on the Office of the Chief Economist. With the added impetus provided by the increasing international focus on Africa, these changes will strengthen the institution's role as a key development partner.

The ongoing institutional reforms will reinforce the Bank Group's capacity to deliver on its poverty reduction and sustainable economic development mandates, with emphasis on attaining the MDGs. The reforms are underpinned by the need to (i) consolidate the Bank's achievements and reposition it for greater effectiveness and efficiency; (ii) meet the evolving development challenges of RMCs; and (iii) provide leadership in areas where the Bank Group has developed, or can develop, a comparative advantage, and in those mandated by RMCs, the NEPAD, and the international community.

The new structure, which entered into force on July 1, 2006, will allow the Bank Group to strengthen its resource base, shift resources to operations, reinforce its knowledge capacity, improve its response to key institutional priorities, and build capacity for greater decentralization in order to improve country focus. Furthermore, it will increase the Bank's capacity to deliver core financial and knowledge services to RMCs while meeting growing demands for infrastructure development, regional integration, good governance, and sound economic management.

In the wake of the organizational reforms, the Bank Group also introduced policy and business process changes—in particular **human resources management and budget reforms**—to ensure the effective implementation of the reforms and the achievement of development objectives. These changes, coupled with the ongoing decentralization, will play a critical role in building a more results-oriented institution, as recommended by the Boards of Governors, and will better position the Bank Group to scale up the development impact of its operations in its RMCs.

The priority of the Bank Group's **decentralization strategy** is wider and more effective country presence, with due attention to the quality, effectiveness, and cost-efficiency of country offices. Thus, the main pillars of the strategy are (i) greater empowerment of, and delegation of, authority to field offices; (ii) optimization of field office staffing levels and skills mix—based on country strategy, priorities, portfolio size and nature; (iii) effective field office contribution to portfolio management and project implementation; and (iv) strong monitoring and auditing mechanisms to ensure the integrity of procedures and processes. The strategy also envisages fiduciary safeguards to mitigate risks associated with increased delegation of authority.

During the ADF-X Mid-Term Review meeting at The Hague, The Netherlands, in December 2006, the Bank Group was urged to step up action to ensure timely and effective implementation of its decentralization program. By end-2006 the decentralization program was on track: 21 of the 25 country offices had been opened—excluding Tunisia; and 13 of the 21 offices were fully operational with resident representatives. The remaining 8 were being managed by officers-in-charge, pending the appointment of permanent representatives, and are slated to become fully operational before the end of 2007. The opening of 3 country offices (Angola, Algeria, and Sudan) was still contingent on the signing of home country agreements. These offices are expected to open and become fully operational before the end of the ADF-X cycle (see Table 2.1). A Bank Group National Program Office was also opened in Guinea Bissau and is now operational.

In July 2006, President Kaberuka and his senior staff—vice-presidents, chief of

cabinet and senior advisers—met during a retreat in Tunis to reflect on the Bank Group's institutional strategy and on change management issues. The senior management team focused on critical gaps and key priorities and agreed on the way forward as well as on a progress monitoring mechanism. They also reached consensus on the vision and aspirations of the AfDB: The Bank can, and should, play a greater and more visible role in delivering results in Africa in order to become the premier voice on African development, a trusted and respected partner of choice for RMCs. During 2006 as well, the President of the Bank Group established a panel of eminent persons tasked with making recommendations on the future strategic role and interventions of the AfDB (see Box 2.1).

Table 2.1: Status of Regional Country Offices

	Pre-Operational		Operational	
Country	**Resident Representatives /Officers-in-Charge (8):**		**Regional Offices (3):**	
			Gabon,	
	Cameroon	Kenya	Mozambique	
	Chad	Malawi	Senegal	
	Democratic Republic of Congo	Sierra Leone		
	Ghana	Zambia		
	RMCs at an advanced-stage of: pre-operational activities (4)		**Country Offices (10):**	
			Burkina Faso Morocco	
	Algeria		Egypt Nigeria	Nigeria
	Angola		Ethiopia	Rwanda
	Sudan		Madagascar	Tanzania
	(Tunisia)		Mali	Uganda
Issues	**Initial set-up Issues:** Staffing, accommodation, host country agreements and other legal issues, logistical support, information and communication technologies		Operational support Ongoing administrat ve support	

Box 2.1: High Level Advisory Panel on Strategic Role of AfDB

In 2006, President Kaberuka established an independent High Level Advisory Panel to advise the Bank on its strategic vision and on the medium- to long-term operational strategies needed to achieve the vision. The establishment of this panel reflects the AfDB's commitment to strengthen support for the continental development agenda and comes at a time of new opportunities and challenges for Africa.

The panel is co-chaired by H.E. Joachim CHISSANO, former President of Mozambique, and the Right Honorable Paul Martin, former Prime Minister of Canada. The members of the panel include: Professor Chedly AYARI; Mr. Soumaila CISSE; Mr. François-Xavier DE DONNEA; Sir Timothy LANKESTER; Mr. E. Tumusiime MUTEBILE; Professor Wiseman NHKULU; Mr. Poul NIELSON; Dr. Ndi Onyiuke OKEREKE; Dr. Judith RODIN; Mr. Jean-Michel SEVERINO; Professor Joseph STIGLITZ; and Mr. Morisho YUMA.

The panel will consult with internal and external stakeholders, particularly in Africa, to gather views and ideas on key challenges facing the Bank Group. The major issues under consideration include (i) the Bank Group's ambition; (ii) operational priorities and choices, including knowledge management; (iii) relevant and well-adapted Bank support to all RMCs; (iv) resources, instruments and modalities; and (v) partnerships.

The panel started work in October 2006 and is expected to present its preliminary findings to the AfDB President in time for the May 2007 Annual Meetings. It will submit its final report by September 2007. In addition to making recommendations, the panel will play an advocacy role, building consensus for the vision and a long-term strategy for its implementation.

KNOWLEDGE MANAGEMENT AND RESEARCH

One of the objectives of the new organizational structure is to unleash the Bank Group's potential as a knowledge institution. To this end, the Office of the Chief Economist was strengthened and a new Chief Economist appointed to revamp, guide, and coordinate all knowledge-related activities across the institution. The Bank's research program was divided into 5 research clusters: (i) Poverty Reduction and the MDGs; (ii) Macroeconomic Dynamics and Growth; (iii) Governance, Institutions, and Public Sector Management; (iv) Investment Climate and Competitiveness of African Economies; and (v) Regional Integration and Trade.

Development Research

Research activities during 2006 focused on aid, debt relief, and development in Africa; debt relief and service delivery in African countries; the impact of oil prices on African economies; a prospective analysis of oil and gas resources in Africa; the performance and prospects of African economies in 2006; the aid for trade initiative; and competitiveness of African economies. The Bank's research findings were published in the following widely disseminated publications.

- *The African Development Report 2006: Aid, Debt Relief, and Development in Africa.*
- *The African Economic Outlook 2005/2006.* This publication reviewed recent eco-

nomic developments in Africa and made projections for key macroeconomic variables, based on a study that covered 30 countries. The focal theme was *Promoting and Financing Transportation Infrastructure Development.*

- *The African Development Review* covered development policy issues of interest to RMCs and the Bank. Three volumes of the Review were published.
- *The Economic Research Working Paper Series.* Four papers were published under this Series.
- *Aid for Trade Monograph.*

Initiatives undertaken in 2006 include the organization of the inaugural AfDB Economic Conference (AEC) in Tunis, from November 22 to 24, 2006. The conference sought to provide the Bank Group with a proactive mechanism for generating research products from Bank investments and from collaboration with other development networks and research institutions (see Box 2.2). Other initiatives included the establishment of networking groups of economists and researchers.

Statistical Services

The Bank Group continued to scale up its statistical capacity building activities within the framework of the *Reference Regional Strategic Framework for Statistical Capacity Building in Africa,* prepared in collaboration with the Economic Commission for Africa (ECA), the World Bank, and OECD-Paris 21. Activities were motivated by the need for reliable and up-to-date data to improve measurement, monitoring, and managing for development results. Activities focused primarily on improving data availability and quality and on strengthening the institutional capacity of RMCs to produce data.

Major achievements during 2006 included a Bank-led international effort aimed at providing financial and technical support to help RMCs develop or update their *National Strategies for the Development of Statistics.* The initiative will help RMCs align their statistical systems with international standards. It will also enhance the capacity of RMCs to provide effective statistical support for development policy-making, including the monitoring of Poverty Reduction Strategy Papers (PRSPs) and MDGs. To this end, in collaboration with the UNDP, the AfDB launched the MDG Monitoring and Statistical Literacy Project to help its member countries build capacity for monitoring progress in the MDGs and in national development policies.

The Bank Group continued to support International Comparison Program (ICP) price surveys in 48 participating RMCs—to help them improve the quality of prices and the measurement of GDP data. It also continued to provide technical assistance

Box 2.2: The AfDB Economic Conference

The objective of the AfDB's first economic conference was to assess the situation in Africa 5 years into the 21st Century and examine prospects for the years ahead. The conference sought to foster collaboration between national policy makers and researchers—to ensure the achievement of mutually satisfying outcomes—and to provide the Bank Group with a mechanism for generating research products. Over 150 leading experts, national policy makers, and a number of RMC ambassadors and diplomats resident in Tunis, as well as Bank management and staff were in attendance.

In his opening remarks, Bank Group President Donald Kaberuka underscored the institution's role as a channel for development financing and a source of advice on best practices, economic reforms, private sector development, and ownership issues. He reiterated that the Bank Group had no monopoly on, nor was it a depository of, capacities, and that its aim was to offer African researchers a platform that would allow their voices to be heard. In his remarks, Mr. Kasekende, the Bank's Chief Economist, stressed the importance of bringing together leading researchers and policymakers to discuss issues of common interest and expressed the hope that the outcomes would be mutually beneficial.

In his statement, Professor Olu Ajakaiye, who delivered an address on behalf of Professor William Lyakurwa, Executive Director of the African Economic Research Consortium, recalled the conditions that led to the creation of the Consortium, notably the policy choices and challenges facing governments in an ever-changing environment. Other eminent speakers included Mr. Cheick Modibo Diarra, Chairman for Microsoft Africa, who called for infrastructure development across the continent; and the Honorable Slaheddine Jemmali, Tunisian Secretary of State for Foreign Affairs, who urged Africa to assume responsibility for its own destiny and underscored the importance of intra-African dialogue for sharing experiences. Also in attendance were Professor Patrick Guillaumont of the *Centre d'études et de recherches sur le Developpment International* (CERDI), France; Professor Ji Hong Kim of the Korean Development Institute; Dr. Alan Gelb of the World Bank; and Professor Paul Collier from the University of Oxford. These and other renowned experts presented discussion papers aimed at sharing insights about the current situation in Africa and generating recommendations for policy analysts and policy makers.

The plenary session of the conference covered 3 main topics: (a) enhancing Africa's economic growth; (b) the private sector as an engine of growth in Africa, and (c) trade issues in Africa. The concurrent thematic sessions focused on 4 current policy issues that are relevant for Africa's growth and development: (a) wealth creation and equity in Africa; (b) trade and regional integration; (c) finance and investment; and (d) growth and sectoral policy issues.

Papers presented at the conference will be published for the widest possible dissemination among policy makers in RMCs, international organizations, donor organizations, and other stakeholders in Africa's development. The AfDB Economic Conference will become an annual Bank Group event. Follow-up activities to actualize key conference recommendations are planned for 2007 and 2008.

to RMCs—throughout the implementation phase of ICP data collection activities—to improve consumer price indices (CPI). Financial and technical support was also made available to statistical training centers in Africa to (i) enhance their curricula, and (ii) provide appropriate statistical training of immediate relevance to the African environment. The AfDB also published 2 volumes of the bi-annual *African Statistical Journal* in 2006.

Capacity Building and Training

The AfDB supports capacity building—within the institution and in RMCs—through training, assistance to national institutions, and knowledge dissemination. In 2006, the Bank Group's African Development Institute and the Joint Africa Institute (JAI) conducted complementary workshops, seminars, and symposia aimed at building capacity in RMCs. In cooperation with other institutions, the Bank Group also organized development management seminars and conferences, such as the 2006 Annual Meetings seminars and the joint AfDB/ECA roundtable discussion on *Infrastructure Development and Regional Integration* (see Chapter 1). A number of training activities, some of which will continue in 2007, were also organized for Bank staff (see Table 2.2).

With financial support from the Dutch Trust Fund, the AfDB also prepared a comprehensive capacity-building program on stakeholder consultation and participation. It organized a training session in Burkina Faso, in October 2006, for Bank staff and 60 practitioners from Burkina Faso, Mali, and Senegal. A similar workshop will be held in Uganda in January 2007 for practitioners from Uganda, Rwanda, and Tanzania. The Bank also prepared a training manual to guide the continuous mainstreaming of stakeholder participation into policy and project work. In collaboration with sister institutions, it completed a data-

Table 2.2: Capacity Building and Training Activities

Training Activity	Topic	Participants
Project Training	• National Project Implementation • Agricultural Management Training for Africa	550 officials from RMCs
Development Management Training (for RMCs)	• Infrastructure Development and Regional Integration • Role of National Parliament in Good Governance and Poverty Reduction in Africa • Improving Governance in Africa through Enhanced Accountability & Transparency • Local Governance and Pro-Poor Outcomes • Franchising within SMEs • Development Strategy	200 officials from RMCs
Management Development Training	• Executive Development Program • Management Development Program • Development Program for New Managers • Development Program for Resident Representatives	100 participants (Board Members, management, professional staff, project and team leaders).
Professional Development Courses (professional and general staff)	• Information Technology and Communications • Investment Appraisal • Budget Preparation and Management • Credit Risks and Derivatives • Debt Management, Procurement, and Disbursement Procedures • Capacity Building for Better Governance • Renewable Energy for Poverty Reduction • Quality Assurance	600 staff members
	• Language French, English, Arabic and Portuguese	Over 250 staff



Mali--Poverty Reduction Project: Djekouma Project beneficiaries in a meeting

base designed to provide information on development NGOs in Africa and to promote partnerships.

Within the context of the Bank's partnership and staff exchange arrangements with the Bretton Woods Institutions, 3 Bank staff spent 3 months at the World Bank and the IMF, as part of a knowledge sharing exercise. As well, 60 staff members were sent abroad for training, and 5 staff members were awarded scholarships to deepen their knowledge in areas that are relevant to the Bank's priorities. The Bank Group plans to increase the number of scholarships to cover strategic areas in which it seeks to deepen its comparative advantage. Through a competitive process, the Japan Fellowship program, funded by the Japanese government and managed by the Bank, also awarded 12 scholarships to young African scholars to pursue master's degree programs in fields related to Africa's social and economic development.

Under the Eminent Speakers' Program, launched in 2006, 5 renowned personalities were invited to share their knowledge of contemporary development issues facing Africa with Bank management and staff (see Table 2.3). Henceforth, the Eminent Speakers' Program will be held 4 times per year.

OPERATIONAL POLICY DEVELOPMENT AND REVIEW

Policy and review activities in 2006 continued to serve as a critical foundation for strengthening the development effectiveness of AfDB support to RMCs. Activities focused on promoting quality assurance in operations, ensuring compliance with policies and procedures, monitoring portfolio performance and management, contributing to the preparation of operational policies and guidelines, and promoting development effectiveness.

Major achievements included the assessment of the effectiveness of the Bank group lines of credit as tools for promoting development and reducing poverty; the production of new generations of Results-Based Country Strategy Papers (RB-CSPs), with an enhanced poverty focus; and the mid-term review of the Bank's Gender Plan of Action for 2004-2005 to determine progress, gaps, challenges, and the way forward. The Bank Group also implemented innovative operational initiatives—to strengthen its institutional capacity and that of RMCs—to mainstream environmental and social issues into the policy dialogue and project cycles.

In further developments, the Bank Group prepared a paper on lessons learned from implementing Budget Support and Sector-wide Approaches (SWAps) in operations and drafted a *Framework for Project Risk Analysis and Management*—to guide the preparation of project appraisal reports by Operations staff. It also launched a number of initiatives that will be concluded in 2007, in particular, the preparation of strategies on fragile states and middle-income countries and of an urban development policy. By end-2006, considerable progress had also been made in the preparation of a number of operational policies and guidelines. These included the elaboration of the *"Results-Based Management Implementation Plan"*, the revision of business processes, including *"Eligible Expenditures for Bank Group Financing: Issues and Proposals"*; the *"Policy Framework for Enhancing the Use of Country Systems in Bank Group Operations"*; *"Size of Operations and Approval Authority"*. Most of these policy documents are on track to be finalized in 2007.

In 2006, the Bank Group focused on preparing *Quality of Supervision Assessment*

Table 2.3: Eminent Speakers' Program, 2006

Speaker	Topic	Date
His Excellency Dr. Kenneth Kaunda, first President of the Republic of Zambia	The HIV/AIDS Pandemic in Africa: My Fears and Hopes	March 2, 2006
Professor Calistous Juma, Professor, Harvard University, Boston, USA	Reinventing Growth: The Role of Innovation in African Economic Revival	April 13, 2006
Mr. Michel Camdessus, former Managing Director of the IMF	Expanding Rural Africa's Access to Water and Sanitation	October 12, 2006
Dr. Kingsley Y. Amoako, former UN Under-Secretary General and Executive Secretary of ECA	Report of the International Task Force on Global Public Goods	November 13, 2006
His Excellency Mr. Benjamin W. Mkapa, former President of the Republic of Tanzania	Good Governance and Development: Experiences from Tanzania	December 12, 2006

documents, following the implementation of the *Quality at Entry Assessment* in 2005. The objective was to assess the quality of supervision of Bank-funded projects in 2007. Other achievements during the year included the revision of the supervision report format; completion of the *Project Appraisal Checklist and Appraisal Review Checklist*; preparation of Results-Based Logframe training documents (for training in 2007), and approval by the Boards of a *Microfinance Policy and Strategy*.

EVALUATION OF OPERATIONS

Considerable progress was made in enhancing the accountability and learning dimension of the Bank Group's development effectiveness efforts and the independent operations evaluation function in 2006. The number of evaluations undertaken increased substantially, and the evaluation reporting process was improved. The application of relevant evaluation findings, lessons, and recommendations in the design of new operations was also enhanced, and significant improvements made in project and program monitoring and evaluation, and in responsiveness to RMCs.

Other major achievements in 2006 included the completion or implementation of country assistance evaluations and country sector reviews in Ghana, Tanzania, Morocco, and Ethiopia; the completion of the "Review of Assistance in the Health Sector"; and harmonization and joint assistance strategies' assessment in Ethiopia, Mozambique, Uganda, Tanzania, and Zambia. These assessments revealed that the Bank Group was broadly in line with alignment and harmonization principles and was moving in the right direction in its quest for greater decentralization, an improved poverty reduction strategy process, and selectivity to enhance comparative advantage. In 2006, the Bank Group also initiated new evaluations in agriculture and rural development, infrastructure, regional integration, and transportation.

HUMAN RESOURCES MANAGEMENT

The Bank Group's staffing complement at December 31, 2006, was 1,044 (including 52 elected officers and staff attached to the Boards), compared with 1,072 in 2005 and 1,043 in 2004. Staff in 2006 comprised 5 vice presidents, 1 secretary general, 1 chief economist, 22 directors, 41 managers (including 11 resident representatives), 583 professionals, and 339 general services staff members. Eighty (80) percent of professional and management staff at post was from RMCs while 20 percent was from non-RMCs. Of the 68 management staff, 21 percent was from non-RMCs. In all, 78 percent of regular management and professional staff members at post were male, and 22 percent female. The female/male ratio at the management level was 10/90 percent in 2006. The Bank's objective is to bring this ratio to 20/80 percent by end of 2007. The distribution of staff at post is presented in Table 2.4.

Table 2.4: Established Posts and Staffing Status as at December 31, 2006

COMPLEXES	2006 Budgeted Posts			Staff at Post as at 31st December 2006		
	PL	GS	Total	PL	GS	Total
Elected Officers (Executive Directos & The President)	19		19	19		19
Staff Reporting to the Executive Directors	34	18	52	31	14	45
Units Reporting to the Board (SDUP)*	16	6	22	12	3	15
Presidency Units (PRST)**	85	69	154	57	60	117
Operations I - Country & Regional Programs (ORVP)	188	45	233	120	25	145
Operations II - Sector Operations (OSVP)	130	33	163	122	27	149
Operations III - Infrastructure, Private Sector and Regional Integration (OIVP)	149	28	177	105	18	123
Finance (FNVP)	90	76	166	70	66	136
Corporate Services (CSVP)	137	105	242	142	104	246
Office of the Chief Economist (ECON)	42	23	65	26	16	42
Other Organizational Support Units***	1	5	6	1	6	7
TOTAL	**891**	**408**	**1,299**	**705**	**339**	**1,044**

* Operations & Evaluations Department: PL(11); GS(3)
** The Cabinet: PL(4); GS(7)
Office of the Auditor General: PL(10), GS (6)
General Counsel & Legal Services: PL (15), GS(6)
External Relations & Communications Unit: PL(4), GS (6)
***Joint Africa Institute: PL (0), GS, (4)
Administrative Tribunal: PL(1); GS(0)
Office of Strategy Management (PL, 5), GS (1)),
General Secretariat: PL(17), GS(32)
Office of the Ombudsman: PL(1), GS (1)
Compliance Review & Mediation Unit: PL (1), GS (1)
Bank Headquarters and Staff Council: PL (3), GS (32)

Staff Planning and Recruitment

With the implementation of the Bank Group's institutional reforms in 2006, the priority, from a human resources management perspective, was to retain or reassign highly skilled personnel to support the new organizational structure. In pursuit of this objective, Staff Planning and Recruitment implemented a number of measures, including (i) reassigning 450 staff members, based on their skills-mix and the needs of the departments; (ii) managing the enhanced recruitment process to fill 43 vacancies at the levels of directors, unit heads, and managers; (iii) developing a diversity policy to reflect the Bank's commitment, and; (iv) recruiting adequate and experienced staff with relevant skills-mix for field and existing offices.

Interviews for vacant director and heads of unit positions were concluded in December 2006. Interviews for managers and lead economists are expected to be concluded by the end of January 2007. Management plans to accelerate the recruitment process in 2007 in order to fill most of the vacancies before the end of the year. This is crucial if the institution is to reduce its current vacancy rate during 2007—to about 5 percent, from its current level of over 20 percent—taking into account positions arising out of attrition, owing to both normal and voluntary retirements, as well as to unforeseen departures. Recruitment for field offices was completed for Rwanda, Burkina Faso and Morocco, and interviews were concluded to fill vacancies in the Uganda, Egypt, and Mozambique country offices. These actions will strengthen the Bank Group's capacity to respond effectively to country dialogue and portfolio management challenges.

The far-reaching reforms launched in July 2006 created dual career path positions, which will provide opportunities and incentives for staff to build technical skills. These positions will also support the enhancement of sector-based and crosscutting knowledge by promoting and attracting top sector experts who may not be interested in managerial tracks.

The human resources changes implemented were underpinned by management's commitment to create a more diverse and balanced workforce in terms of geographical representation, gender, age, and language, as well as to mainstream crosscutting experts. To this end, an institutional diversity and inclusion initiative was launched during 2006. The initiative entailed establishing a comprehensive policy framework to address related issues, adopting relevant policies and practices, and implementing related reform measures. During the third quarter of 2006, the *"Diversity and Inclusion Policy, the Action Plan"* and the *"Terms of Reference for a Senior Advisor on Diversity"* were completed and presented to the Boards of Directors.

FINANCIAL MANAGEMENT

The overriding objective of the financial management function is to ensure efficient use of the Bank Group's financial resources and risk-bearing capacity. In pursuit of this objective, the Bank Group focuses on 2 activity areas: the formulation of financial and risk management policies, guidelines, and procedures; and the monitoring and reporting on compliance thereof. Financial management operations are divided into 3 thematic groups: (i) asset and liability management, (ii) credit risk management, and (iii) treasury risk management.

Asset and Liability Management

In 2006, the Bank Group continued to focus its asset and liability management (ALM) activities on the implementation of its financial reform program, launched in 1996. The Bank's ALM Guidelines were updated to enable a wider range of counter parties for treasury activities while continuing to keep the counter party credit risk under control. A pilot program in credit derivatives was carried out to increase efficiency in counter party credit risk management.

Credit Risk Management

Given the risks associated with the growing emphasis on non-sovereign projects in its lending operations, the Bank Group continued to adjust its credit risk management instruments accordingly. Credit opinions were submitted to the Board for new commercial projects with innovative structuring features. The Bank Group also continued to focus on developing and implementing the Showcase Projects Initiative (SPI) to significantly improve project quality at entry. The SPI aims to provide staff with the tools needed to perform state-of-the-art project appraisals, including pertinent risk and stakeholder impact assessments. The SPI was implemented through practical training in 2006, and resulted in the development of relevant pedagogical materials that will be used for future project appraisals across the Bank Group during the ADF-X period and beyond.

Treasury Risk Management

In 2006, the Bank Group focused its treasury risk management activities on strengthening straight-through processing of treasury transactions and building decision support tools for performance analysis, risk analysis, and control of treasury activities. Following the adoption of the fair value option, a methodology was implemented for the valuation of the borrowing portfolio in order to ensure compliance with International Financial Reporting Standards.

INTERNAL AUDIT

The Bank Group's internal audit function continued to provide independent and objective assurance, advisory, and consulting services aimed at improving Bank Group operations. Since the systematic

evaluation of control, risk management, and governance processes adds value to the Bank's activities, the 2006 Internal Audit Annual Work Program was based on a risk-based, long-term coverage plan centered on operations, finance, and corporate administrative activities. Overall, 60 percent of resources budgeted for audit activities in 2006 was spent on operations (including external offices) and finance audits. The balance was spent on advisory services, the monitoring of prior observations, and recommendation accounts. The Bank Group conducted 9 audits in the Operations Complex and 5 in the Finance and Corporate Complex. It also received 11 complaints on corruption and fraud allegations; 3 of them were fully investigated and closed, and the remaining 8 are still under close investigation.

GENERAL COUNSEL AND LEGAL SERVICES

The Bank Group's legal function continued to provide enhanced services to foster the effectiveness of, and compliance with, the Bank Group's internal rules and regulations, as well as with applicable laws and legal best practices, while providing the Bank Group with the flexibility to be innovative, effective, and responsive to the diverse needs of its RMCs. Legal services and advice were provided on a number of issues, including (i) the 2006 Annual Meetings; (ii) the adoption and operationalization of the MDRI; (iii) the negotiation and conclusion of host country agreements and other legal instruments related to the Bank Group's decentralization strategy; (iv) the preparation, with other donors, of Memoranda of Understanding on coordinating budget support operations in RMCs; (v) the conclusion and implementation of financing agreements for Bank Group operations; and (vi) the design of the legal framework for the adoption and implementation of the revised Bank Group policy on Technical Cooperation Trust Funds.

A number of legal milestones were also reached during 2006. A deed of compromise was concluded with the Cayman Island liquidators of the defunct Bank of Credit and Commerce International (BCCI). Under this deed, the AfDB received US$ 16.5 million, about 81 percent of total ADF and NTF claims of deposits with the defunct BCCI (Overseas) Paris. The maiden issue of African Development Bank Law for Development Review was published; and seminars on the Revision of General Conditions Applicable to Loan and Guarantee Agreements and Dispute Resolution in Government Procurement for Maghreb countries. were organized in Tunis

INFORMATION TECHNOLOGY MANAGEMENT AND TELECOMMUNICATIONS

During 2006, the Bank Group stepped up action to implement, consolidate, and maintain its information technology and telecommunications infrastructure. Major achievements undertaken included the following.

- Equipment of field offices. Field offices in Burkina Faso, Rwanda, and Morocco were equipped with IT and telecommunications systems, and hence became fully operational. By the end of the year, the equipment of field offices with cost effective IT and telecommunications systems were well advanced in Kenya, Chad, Democratic Republic of Congo, Ghana, Cameroon, Sierra Leone, Malawi, and Zambia and will be completed in 2007. The Workflow for Project system for field offices was also completed in 2006, and staff was trained in project and loan management systems in field offices in Egypt, Mali, Gabon, Senegal, Madagascar, Burkina Faso, and Rwanda.

- Enhancement of Enterprise Resource Planning (SAP Applications) with the acquisition of new SAP modules for users.

- Launching of an updated version of the Bank's website, together with its intranet portal and website.
- Enhancement and generation of new user reports on the Bank's core treasury system and completion and implementation of a confirmation system for derivatives transactions with counter parties.

- Completion and operationalization of an IT system for the Ombudsman and for the Bank's online library management system.

PROCUREMENT AND PROJECT FINANCIAL MANAGEMENT

Two major policy orientations underpinned procurement and financial management activities in 2006: the combination of project financial management responsibilities and procurement activities under the Procurement Unit, and the consolidation of all Bank Group procurement functions and responsibilities under the new Procurement and Project Financial Management Unit.

Key procurement monitoring activities included the revision of procurement policy rules; the development of guidelines, guidance notes, and manuals; and the provision of technical assistance to Operations Departments during the project cycle. Other activities included the review of 250 complex procurement issues concerning projects in RMCs; the completion of the *"Annual Procurement Post Review Report for 2005"*, and post-review missions for 7 on-going projects identified in the *"Annual Portfolio Performance Review"* as high risk projects

with procurement problems; and the preparation of a 12-monthly procurement brief summarizing sensitive procurement issues that were officially reviewed and resolved.

The Bank Group sought to reinforce RMC's procurement capacity through 14 national project implementation workshops, jointly implemented with the Africa Development Institute. It also delivered 3 training seminars on procurement for Bank staff. To strengthen policy dialogue, communications, and interaction with clients and partners, the Bank conducted 11 business opportunities seminars in RMCs and held 9 other seminars in Tunis for visiting RMC delegations.

In 2006, the Bank Group took action to ramp up cooperation with sister institutions in order to meet the Partnership Commitments on Managing for Development Results under the Paris Declaration on Aid Effectiveness. To this end, it participated in several activities, including meetings of MDB heads of procurement, to agree on "Master Procurement Documents"; it also continued to participate in the OECD-DAC/World Bank Joint Venture on Procurement and in the preparation of Country Procurement Assessment Reports (CPARs).

CORPORATE COMMUNICATIONS

The Bank Group's communications strategy is aimed at projecting the Bank Group's brand identity in order to reposition the Bank as an agile, transparent, responsive, and effective development institution that is strongly committed to transparency and to disclosure of information. To achieve these objectives, communications activities in 2006 focused on the strategic use of different mass communications channels to reach target audiences in the continent and around the globe. As a result, by end-2006, innovative approaches in the use of web, audiovisual and multimedia technologies, and print media were becoming standard practice in the Bank Group. Furthermore, the range of communications activities had increased significantly, reflecting the shift in the corporate culture to a culture of openness and enhanced communications.

Considerable progress was made in several areas in 2006: the number of media campaigns around thematic or sectoral issues increased. A multimedia center was created and new communications platforms used to ensure the dissemination of the Bank's message to new audiences around the globe; and the Bank's Public Information Center was upgraded and registered a significant increase in the number of visitors and of requests for documents. As well, the information dissemination capacity of field offices was enhanced to cope with the rising demand for external communications and outreach envisioned under the new Communications Strategy.

To enhance internal communications, the Bank Group's flagship publication, *Bank in Action*, which covers a range of issues, including progress reports on ongoing projects and activities in field offices, was transformed into a more reader-friendly e-newsletter. An important new feature, *Our Choice Project*, was added to the web homepage and to the e-newsletter to motivate and spur Bank Group task managers and others involved in project implementation. Furthermore, the intranet was retooled to accommodate the activities of all Complexes, and to provide windows for a full range of regular in-house activities.

To expand outreach and enhance communications with relevant institutions in Tunisia, the AfDB and the National Library of Tunis agreed that the latter would serve as the International Standard Book Number (ISBN) agent for Bank publications. The Library would also serve as the network and channel for distributing Bank Group publications to libraries, universities, and research institutions in the country. In other developments, the AfDB provided support for *Africa's International Media Summit 2006*, which focused on the theme: *Re-Branding Africa: A Critical Conversation,* held in Accra, Ghana. It also participated in the first *World Congress on Communication for Development* held in Rome in October 2006.

CHAPTER THREE

Bank Group Initiatives and Resource Mobilization

Bank Group Initiatives

Mobilization and Allocation of Financial Resources

Partnership and Cooperation Activities

In 2006, the Bank Group took action to mainstream managing for development results (MfDRs) principles into its operations and to help its RMCs meet the Partnership Commitments under the Paris Declaration on Aid Effectiveness. This chapter reviews these actions, as well as Bank Group initiatives, resource mobilization and allocation, and partnership and cooperation activities.

Operational Priorities

The Bank Group's overarching objective in 2006 was to promote economic growth to reduce poverty in RMCs. To this end, the institution stepped up efforts to focus on its priority areas of intervention at the country and regional levels. These priority areas, which are in line with the Bank's strategic orientations, are as follows:

- Country level: human development; agriculture and agro-industry; private sector development; governance, economic and financial reform; and infrastructure (transportation, power support, communications, water supply, and sanitation).
- Subregional level: water initiatives, integration and trade, and economic co-operation and regional development.
- Crosscutting issues: gender mainstreaming, and environmental management.

In addition to focusing on these areas of intervention, the Bank Group continued to pursue ongoing or new initiatives (notably those related to harmonization, water initiatives, NEPAD), and to support debt relief under the enhanced Heavily Indebted Poor Countries (HIPC) Initiative, the Multilateral Debt Relief Initiative (MDRI), and the Post Conflict Country Facility (PCCF). It also pursued bilateral technical cooperation activities, which focus on mobilizing, managing, and administering grant resources provided by donors to support the Bank's activities in RMCs.

BANK GROUP INITIATIVES

Harmonization, Alignment and Managing for Development Results

Fragmentation of donor programs, divergence in donor objectives, and multiplicity of donor requirements translate into high transaction costs for aid delivery and strain on national administrative capacity. The Harmonization, Alignment and Managing for Development Results (HA and MfDR) agenda seeks to address these issues by strengthening country ownership and government leadership, and aligning development assistance with the development priorities and results-oriented strategies of partner countries. The agenda also aims to align donor policies, procedures, and practices with country processes and systems, and to strengthen the capacity of national systems to enhance aid effectiveness to achieve the MDGs.

The HA and MfDR Action Plan and Progress in its Implementation

The AfDB continued to work closely with other development partners and RMCs to advance the Paris Declaration (March 2005) commitments on ownership, alignment, harmonization, managing for development results, and mutual accountability. In 2006, the Bank took measures to mainstream HA and MfDR principles into all its operations, issuing a revised HA and MfDR Action Plan that incorporates monitorable actions at the institutional, country, and global levels. The following sections highlight major actions undertaken by the Bank Group to advance the HA and MfDR agenda.

Joint Assistance Strategy

The Bank Group collaborated with other donors in preparing 3 joint country assistance strategies (JAS) for Tanzania, Zambia, and the Central African Republic (CAR). The JAS for the CAR was finalized in 2006; those for Tanzania and Zambia are on track for completion in 2007. By December 2006, such collaborative efforts had already begun to help focus the Bank's operational engagement in clearly defined strategic areas, as demonstrated by the snapshot of Tanzania's JAS in Box 3.1

Managing for Development Results

The Bank Group is determined to take action to measure, monitor, and manage for development results in order to become a more results-oriented institution. To this end, it finalized a Results Measurement Framework and disseminated it to operational staff. This framework will allow the Bank Group to monitor RMCs' progress in achieving poverty reduction objectives—and the Bank's contribution to this progress. The

Box 3.1: Scaling up Bank Group Participation in Donor Coordination — *a snapshot of Tanzania's JAS*

The Joint Assistance Strategy and Joint Program Document

Donor relations in Tanzania have improved in recent years, notably through the Joint Assistance Strategy for Tanzania (JAST), adopted in 2006. The JAST guides AfDB programs in Tanzania and is aimed at achieving international declarations on aid harmonization, alignment and managing for results objectives through strengthened national ownership, more efficient and effective donor resource use, avoidance of duplication, and improved predictability of development partners' support.

To improve aid effectiveness, development partners prepared a results-based *Joint Program Document* (JPD). To ensure that the joint programming exercise does indeed reduce transaction costs for the government, development partners are expected to use the JAST and the JPD as the basis for their individual plans. To this end, at end-2006, the Bank Group was developing a cover note to send the 2 documents to the Boards and to incorporate the Bank Group's strategy for 2006-2010 within the 2 documents.

Challenges Facing Development Partners

Aid delivery under the JAST requires that development partners re-orient their interventions towards national ownership of programs and processes. Enhanced selectivity limits the Bank Group's interventions to 2 pillars: growth and poverty reduction and improvement of quality of life and of social well-being. Increasingly, the Bank Group uses country systems where adequate fiduciary arrangements exist. Supervision missions will largely concentrate on reviewing progress based on established performance indicators linked to an agreed list of actions for implementation over a specified period. Moreover, the new system requires a clear and complementary division of labor among development partners, depending on their orientation and capacity (staffing, skills mix, and financial resources) to take a lead role in a particular sector or thematic area.

Development Partners Coordination Architecture

The Tanzania Field Office, which became operational in October 2004, has enhanced the visibility of the Bank Group by participating in donor working groups coordinated by the Development Partner Group. This continued to facilitate and deepen the alignment of Bank Group interventions in sectors and thematic priority areas, and complemented the efforts of other development partners. The AfDB and development partners that support the government through General Budget Support are coordinated through the Poverty Reduction Budget Support framework that is guided by an agreed Performance Assessment Framework.

Bank Group also introduced a performance tracking system to measure corporate performance. The system is based on a set of key indicators that underpin the measurement and reporting of performance. Furthermore, in 2006 the Bank Group, in collaboration with other MDBs, prepared the *Second report on the Common Performance Assessment System* (COMPAS). The report provides a common source of information on the contribution of MDBs to development results in their client countries and how these contributions can be improved over time.

Technical and Financial Assistance and Capacity Building

The Bank Group sought to enhance its internal capacity in HA and MfDR principles through a series of development effectiveness seminars.The seminars aimed to raise the awareness of the Boards as well as that of Bank management and staff and to create an opportunity for the sharing of related experiences. Five seminars were delivered on broad issues relating to harmonization, alignment and managing for results; portfolio management; gender; and utilization of post-evaluation findings, and recommendations.

Through ongoing initiatives in key priority areas, the Bank Group also continued to support the implementation of the HA and MfDR agenda at the country level. It provided technical and financial assistance to countries such as Uganda, Mozambique, and Ethiopia—to reinforce national capacity for the development of country harmonization action plans, strengthen institutions, and develop human capacity. During 2006, the Bank's operational strategy shifted from analytical assessments to implementation of economic and sector work recommendations, including the strengthening of country public financial management systems. In this context, the AfDB and the World Bank jointly supported several capacity building initiatives in RMCs.

Results-Based Country Strategy Papers (RB-CSPs)

The Bank Group adopted 8 RB-CSPs—with improved outcome indicators—in 2006. RB-CSPs enhance selectivity in operational programming and are expected to ensure better development impact. The key enhancements introduced by RB-CSPs are centered on the inclusion of a results framework, which shows a country's development outcomes—and the Bank's contribution to these outcomes; and enhanced selectivity, by limiting the Bank's areas of interventions from 3 to 1 or a maximum of 2. RB-CSPs also embrace a more systematic integration of lessons learned from the Bank's previous interventions in the country, as well as clear indicators to monitor progress in the implementation of the strategy and in the achievement of results. In total, 27 RB-CSPs were prepared during 2005–2006, and an additional 8 are planned for 2007.

Results-Based Project Logical Framework (RB-PLF)

The RB-PLF clearly specifies results expected, timeframes and indicators to monitor them, and beneficiaries. This helps strengthen the results culture in the design

and implementation of Bank operations. The RB-PLF was introduced in late 2005; project appraisal reports submitted to the Boards during 2006 were RB-PLF compliant.

Budget Support and Sector-Wide Approaches (SWAps)

The Bank Group continued to provide Development Budget Support and SWAps to RMCs, in line with guidelines approved by the Boards of Directors in 2004. Under ADF-X, the Bank Group approved 3 budget support operations in 2006, amounting to UA 115.0 million. Assistance for budget support and SWAps was provided on a case-by-case basis to support the implementation of poverty reduction strategies in RMCs that had reached the HIPC completion point and had reasonably sound fiduciary standards. Beneficiary countries were Madagascar, Mozambique and Zambia.

Harmonizing Approaches to Governance and Anti-corruption

International development institutions stepped up efforts to harmonize their governance and anti-corruption approaches. On February 18, 2006, the AFDB President joined the heads of other international financial institutions (IFI) to establish a Joint IFI Anti-Corruption Task Force. The task force was mandated to find a consistent and harmonized approach to combat corruption in the activities and operations of member institutions.

Development of Good Practices

The Bank Group continued to pursue global efforts to develop good practices that will expedite the implementation of the Paris Declaration Commitments at the country level. To this end, during 2006 the Bank Group participated in global efforts to foster HA and MfDR in the priority areas of monitoring, procurement, managing for development results, and public financial management. Going forward, this activity will continue under the auspices of the MDB Roundtable discussions and their Technical Working Groups as wells as under the OECD-DAC Working Party on Aid Effectiveness.

The Way Forward

Considerable progress was made in advancing the HA and MfDR agenda. Nonetheless, the Bank Group will take additional measures to enhance its support for the agenda by (i) allocating more resources to Operations Complexes and field offices; (ii) changing the Bank's loan approval culture to one of implementation in support of development effectiveness and results; (iii) enhancing decentralization; (iv) delegating more authority to task managers and field offices; (v) preparing development indicators; and (vi) improving capacity for project implementation and supervision in the Bank Group and at the country level.

The New Partnership for Africa's Development

The New Partnership for Africa's Development (NEPAD) initiative is a holistic approach to the development of the continent. Since its inception, it has advocated a development paradigm based on collective responsibility, ownership, development of new partnerships, and mobilization of local capacities and resources.

With the entry into force of the Bank Group's new structure in July 2006, the NEPAD Support Unit in the Bank was converted into the NEPAD Regional Integration and Trade Department. The Department is responsible for coordinating the Bank's involvement in the NEPAD process, notably by advancing infrastructure development and regional integration, facilitating intra-African trade, building trade capacity, and strengthening the institution's relationship with its stakeholders and partners.

By December 2006, the Bank Group had processed 13 regional projects for approval, with estimated financing of US$460.4 million. In addition, through the NEPAD Infrastructure Project Preparation Facility (NEPAD-IPPF), the Bank approved US$4.0 million from its resources and mobilized an additional US$3.3 million from its cofinanciers to fund the preparation of 8 regional infrastructure projects. The following sections highlight activities undertaken under NEPAD during 2006.

Inga Hydro Electricity Project

At the 10th Meeting of Heads of State and Government Implementation Committee (HSGIC) of NEPAD in Mozambique on May 23, 2004, the AfDB was mandated, through the NEPAD Secretariat, to oversee the preparation of the Inga Hydropower Project, one of NEPAD's energy infrastructure projects. In 2006, in collaboration with the government of the Democratic Republic of Congo, the African Union, the Secretariat of the NEPAD, and the Development Bank of Southern Africa, the AfDB organized national and international roundtable discussions (in Kinshasa and Johannesburg, respectively) to mobilize development partners' support for the development and exploitation of the Inga Hydropower Project, estimated at more than $450.0 million.

The Power Pools

Advances in regional initiatives include the creation of power pools in most subregions (West African Power Pool, Southern Africa Power Pool, Central Africa Power Pool, and Eastern Africa Power Pool) following ratification of the related protocols by the concerned member countries. These power pools were created to provide reliable and economical electricity supply to the consumers of member countries.

Southern African Power Pool. In July/August 2006, a joint mission, comprising the AfDB, the Development Bank of South Africa, and the Southern Africa Development Community, visited the

South African Power Pool (SAPP) to help prioritize its investment and development projects and programs. Twelve power plants (1 coal and 11 hydropower plants) were identified for rehabilitation. The hydropower plants are located in Angola, the Democratic Republic of Congo, Malawi, and Mozambique. In addition, 12 generation projects (1 coal, 2 natural gas, and 9 hydropower plants) were identified for implementation before 2010, and 3 Power Transmission projects were proposed for congestion relief and power interconnection. These were the Malawi-Mozambique Power Interconnector, the Zambia-Tanzania-Kenya Power Interconnector, and the Westcor Project.

West African Power Pool (WAPP). In September 2006, the AfDB, in collaboration with the World Bank, financed a consultation mission to the *WAPP* to discuss priority regional energy projects and agree on actions to accelerate their preparation and implementation. Discussions focused on project type, implementation status, resource mobilization initiatives, identification of technical assistance, and facilitation of measures for delivering the WAPP infrastructure program. The NEPAD-IPPF and the AfDB prepared a detailed plan to support the delivery of WAPP priority projects and provided a platform for mobilizing resources to support the WAPP Secretariat.

Central African Power Pool (CAPP). The CAPP Initiative is a NEPAD flagship infrastructure project. Priority projects under the CAPP include the *Electricity Market Master Plan Study of the Economic Community of Central African States (ECCAS); Study on the Interconnectivity of Electricity Networks of ECCAS Member States; Institutional Support to the Central African Power Pool; DRC- Grand INGA Integrator Study,* and the pilot program on electrifying trans-boundary zones within the ECCAS region.

The Medium to Long-Term Strategic Framework Study (MLTSF)
The MLTSF, jointly financed by the AfDB and the Nigerian Technical Cooperation Fund, aims to define a framework to guide the continuous and consistent development of regional infrastructure in Africa and to propose long-to-medium term strategic goals to guide the development of NEPAD infrastructure programs.

The Joint MLTSF Steering Committee held its first meeting in October 2006 in Johannesburg. During the meeting, the Committee adopted its Rules of Procedure, and approved the inception report of the MLTSF Study, the Progress Reports of the AICD Study, and the establishment of a Technical Advisory Committee that will provide independent technical advice to the Committee on the major outputs of the 2 studies. The first part of the MLTSF Study is expected to be completed during the second semester of 2007 and the second part by the first semester of 2008.

The NEPAD-IPPF Program
The main objective of the NEPAD-IPPF is to assist RMCs, regional economic communities, and other infrastructure development institutions with the preparation of regional infrastructure projects in energy, trans-boundary water resource management, transportation, and information and communication technologies. Between November 2004 and October 2006, US$3.7 million was approved to finance 8 project preparation works in information and communication technologies, and energy and transportation sectors. These activities were progressing as planned by the end of 2006. During a meeting with the Kuwait Fund and Arab Fund for Social and Economic Development in November 2006, discussions focused on the need to increase the commitment capacity of the IPPF to allow the AfDB to fulfill its mission effectively. Follow-up meetings were held in October-December 2006.

The African Peer Review Mechanism (APRM)
The Bank Group's support for the APRM during the past 2 years included financing for a corporate governance expert at the APRM Secretariat and direct contribution to the APRM budget to help finance country assessments in RMCs. The AfDB and NEPAD also continued to provide technical support for good governance and country assessments.

Infrastructure Consortium for Africa
The Infrastructure Consortium for Africa (ICA) was launched in October 2005 and aims to strengthen member country's effectiveness in supporting infrastructure development in Africa. This involves pooling efforts in areas such as information sharing, project development, and dissemination of best practices. The ICA addresses both national and regional constraints to infrastructure development, with emphasis on subregional infrastructure (transportation, water supply and sanitation) information and communication technologies (ICT), and energy sectors. It serves as a platform to broker more donor funds for infrastructure projects and programs in Africa.

ICA activities during 2006 included the organization in December of a conference, "Financing Electricity for Growth in Africa", hosted by the AfDB in Tunis. The conference sought to inform key energy, investment, and legal operators of potential electricity infrastructure projects that require immediate financing in Africa.

Water Initiatives
Africa has abundant water resources, with an estimated annual renewable capacity of 5,400 billion m^3 per year. However, because of the spatial and temporal dis-

tribution, and the poor development and utilization of these resources, the majority of Africans do not benefit from them. The Bank Group is determined to reverse this situation and improve living standards in Africa by focusing on water resource development and management. It does this primarily through its water initiatives: the Rural Water Supply and Sanitation Initiative (RWSSI), the African Water Facility (AWF), and the Multi-Donor Water Partnership Program.

Rural Water Supply and Sanitation Initiative (RWSSI)

The RWSSI, the Bank Group's most important water initiative, aims to mobilize African governments and international donors to scale up investments in rural water supply and sanitation and raise rural populations' access to water supply and sanitation to 80 percent by 2015. The RWSSI helps governments develop country programs and fosters community ownership in the implementation and management of the programs. It also collaborates with other donors and stakeholders to achieve its objectives. In 2006, the Bank approved UA 161.6 million (US$235.0 million) for 5 RWSSI programs.

During 2006 as well, the AfDB completed arrangements for a multi-donor RWSSI Trust Fund, with France contributing UA 35.2 million (EUR 40.0 million) and Denmark UA 27.6 million (DKK 230.0 million). The Netherlands, the third signatory to the arrangement, contributed UA 16.5 million (US$25.0 million) at end-December 2006. This brought the contribution to UA 79.3 million (US$112.0 million)—to be used to cofinance RWSS programs.

In 2006, the AfDB participated in an informal consultative donor meeting in Brussels on how to better coordinate the RWSS agenda. Water was also the key topic of discussion at meetings between the AfDB and the U.K. Department for International Development (DFID) and between the AfDB and the UN Secretary General's Advisory Board on Water and Sanitation. Both meetings were held in Tunis in October and December 2006, respectively. Furthermore, the Danish International Development Agency (DANIDA), the Norwegian Agency for International Development, and the Swedish International Development Cooperation Agency conducted a joint review of the Bank's water initiative in October/November 2006, as part of their contributions to the Bank's water initiatives.

In line with an agreement to deepen harmonization and collaboration in the water sector, the World Bank's Water and Sanitation Program (WSP) opened a liaison office at the AfDB in November 2006, and the 2 institutions intensified collaboration in 7 RMCs. As well, the AfDB and other development partners, including the World Bank/WSP, DFID, the German Technical Cooperation Agency (GTZ), DANIDA, UNICEF (United Nations Children's Fund), Wateraid, and the Embassy of The Netherlands carried out joint RWSSI appraisals in Tanzania, Niger, and Zambia and participated in joint government/development partners' water sector reviews in Ethiopia, Tanzania, and Uganda. The governments of Austria, Norway, Sweden, Finland, Denmark, France, and the United Kingdom made strong commitments to strengthen the Bank Group's capacity to implement operational activities under the RWSSI and the AWF.

The African Water Facility (AWF)

The overarching goal of the AWF is to contribute to poverty reduction and sustainable development in Africa by creating an enabling environment that will attract investments in the water sector and strengthen water resource management. The 3 operational focal areas of the AWF are (i) national water resource management, (ii) trans-boundary water resource management, and (iii) capital investments. By end-2006, donors had committed UA 52.4 million (EUR 59.7 million) for the facility; of this amount, UA 13.1 million (EUR 14.9 million) had been paid up. The Bank Group committed UA 1.6 million (EUR 1.8 million) to cover permanent staff, management, and other administrative costs, including office space. In all, during 2006, the AWF considered 51 projects for financing at a cost of UA 38.2 million (EUR 43.4 million). Fourteen (14) of the projects were approved at a cost of UA 7.9 million (EUR 9.0 million).



AfDB President, Donald Kaberuka, visiting a Bank-financed water supply project in Ouagadougou, Burkina Faso

Multi-Donor Water Partnership Program

The Bank Group / Netherlands Water Partnership Program (WPP) was created to support the promotion of Integrated Water Resource Management (IWRM) practices and the implementation of the Bank's IWRM Policy in RMCs. The WPP became effective in December 2002, with a grant of US$5.0 million. It evolved into the Multi-Donor Water Partnership Program (MDWPP) in March 2006 when Denmark and Canada joined the program and provided resources amounting to UA 1.8 million (DKK 15.0 million) and UA 2.9 million (C$ 5.0 million), respectively.

The WPP played a key role in the establishment of the AWF and RWSSI. WPP funds are used to develop the implementation plans, guidelines, strategies, and topologies used by Bank staff and RMCs to prepare and implement water sector programs and projects. In addition, the WPP finances studies, including: *Studies on Financial Instruments to Facilitate Water Sector Investments, Trends and Opportunities in Agricultural Water Use Management, and Assessment of Best Practices and Experiences on Water Harvesting.* The MDWPP also provided support for workshops and meetings aimed at raising awareness about the application of IWRM principles and practices as well as consultations on major water issues and promotion of partnerships.

Middle Income Country Initiative

Middle-income countries (MIC) in Africa continue to face several development challenges and need financial and technical assistance to help them achieve the MDGs. The Bank Group's objective is to identify a special operational niche that will establish its identity in MICs and encourage them to consider the Bank Group a primary source of support.

On March 13, 2006, the Bank Group and the World Bank jointly organized an MIC consultative meeting in Tunis to (i) discuss recent initiatives undertaken by both institutions to enhance MDBs engagement with MICs, (ii) identify constraints MICs face in their relationships with MDBs and (iii) determine measures required to remain relevant and help MICs meet their development challenges. Some 14 MICs participated in this meeting, including all ADB regional member countries.

The main recommendation from the meeting was an urgent call for additional resources, especially concessional or blend resources, to address country and sectoral differences, particularly in sectors such as health and education. MDBs were urged to explore relevant proposals. While welcoming the significant increase in the Bank Group's MIC Trust Fund to US$ 23 million, MICs urged the AfDB to (i) simplify its request format and process, (ii) consider increasing its total allocation (deemed insufficient for 15 countries), and (iii) raise its ceiling per project. Periodic replenishments of such funds should be secured. MICs also requested more assistance from MDBs for private sector development—where the private sector is not yet fully developed—including capacity building for private enterprises and helping improve the business environment. The meeting also discussed the AfDB's decision to significantly reduce its loan pricing, notably by eliminating the commitment fee for sovereign loans as well as reducing its lending spread.

In 2006, therefore, the Bank Group launched measures to enhance service quality; strengthen support for private sector development, and other sub-sovereign and non-sovereign entities; enhance partnerships with bilateral donors, multilateral agencies, and private financiers to support the development efforts of MICs, and; attract concessional and non-concessional funds, alongside Bank resources, to meet the needs of MICs.

The Enhanced Private Sector Assistance Initiative

This initiative is a special collaborative effort between the AfDB and the government of Japan to develop the private sector in Africa. In February 2006, the AfDB and Japan Bank for International Cooperation (JBIC) organized a workshop to familiarize Bank Group personnel with the facility. Under the initiative; the Japanese authorities approved 2 proposals for assistance in 2006: the Gambia River Basin Development Organization and the Regional Franchising Program in (i) northern Africa and (ii) southern and eastern Africa. The AfDB also cofinanced 2 road projects with JBIC: the Arusha - Namanga - Athi River Road Development Project in Kenya and Tanzania, and the Montepuez – Lichinga Project in Mozambique.

MOBILIZATION AND ALLOCATION OF FINANCIAL RESOURCES

The Bank Group mobilizes concessional resources through periodic ADF replenishment negotiations and allocates the resources to 38 ADF and 2 blend countries using the enhanced performance-based allocation (PBA) system. It also mobilizes resources for HIPC debt relief to 33 eligible RMCs, and for the MDRI. This section reviews the status of implementation of these debt relief measures. It also highlights measures for post-conflict countries within the context of the post-conflict country facility.

Status of ADF-X Allocation of Resources

Of the UA 3.42 billion total allocated for operations under ADF-X, UA 2.22 billion had been committed for projects and programs by end-2006. The remaining commitment capacity of UA 1.20 billion will be used to finance projects and programs in the Bank's indicative work program for 2007. See Box 3.2 for more information on the allocation of ADF-X resources.

Box 3.2: Allocation of ADF- X Resources

The enhanced Performance-Based Allocation (PBA) system is used to determine country allocations. It was modified under ADF-X with the introduction of a grant allocation system, which is underpinned by the joint IMF-World Bank Debt Sustainability Analysis (DSA) Framework. The framework is based on countries' risk of debt distress.

The new grant allocation system was implemented in 2005 and 2006 and the MDRI netting out mechanism was introduced in 2006 for ADF-X country allocations. The estimated grant share projected for end-2004 was 44.29 percent, against actual grant share of 34.29 percent for 2005, and 28.35 percent for 2006. About 70 percent of the ADF-X grant allocation went to RMCs with per capita incomes of less than US$360 at completion and decision points. Multinational projects were allocated 24.8 percent of all grant commitments.

Emerging empirical results indicate that the new system has not unduly weakened the incentives system embedded in the PBA framework. As Figure 3.1 shows, 70 percent of ADF-X grants have been allocated to completion and decision point RMCs, compared with only 3 percent to pre-decision point RMCs.

Financing of the ADF Grant System. To be sustainable, the new ADF-X grant framework must be appropriately financed against the primary risk of forgone principal reflows in order to ensure the availability of such financing in future ADF replenishments. This risk needs to be collectively addressed by the donor community.

The ADF, like other sister institutions, is taking steps to increase transparency and accountability through public disclosure of all PBA system components; namely, the Country Policy and Institutional Assessment (CPIA), Country Portfolio Performance Review (CPPR), Governance Factor, Post Conflict Enhancement Factor (PCEF). Progress on transparency and disclosure of information on the PBA, including country allocations, will be discussed with the Boards of Directors and ADF Deputies will discuss during ADF-XI replenishment consultations in 2007.

Figure 3.1: Distribution of ADF-X Grants by HIPC Status


Completion point 44.0%
Decision point 25.0%
Pre-Decision 3.0%
Other non-HIPCs point 2.0%
Multinational point 25.0%

The Debt sustainability Framework (DSF) classification of RMCs, based on the ADF-X funding framework is presented in Figure 3.2.

Figure 3.2: DSF Classification of RMCs as at end-December 2006


Distribution in 2006
Ethiopia
Malawi
Angola
Lesotho
Classification of RMCs
Number of RMCs
0
5
10
15
20
25
30
11
26
3
14
21
5
16
20
4
Loans Only
Grants Only
Loan/Grant Combination

The ADF-X Mid-Term Review meeting was held at The Hague, Netherlands, from December 7-8, 2006. Box 3.3 provides a summary of deliberations at the meeting.

Box 3.3: The ADF-X Mid-Term Review Meeting

The ADF-X Mid-Term Review took place at The Hague, Netherlands, on December 7 and 8, 2006. About 80 ADF Deputies; representatives from Burundi, Ethiopia, Mali, and Malawi; observers from IDA, AsDB, IFAD; some ADF Board members; and 30 AfDB staff participated in the review. President Donald Kaberuka led the AfDB team, which also included 3 of the 5 Vice Presidents.

Deliberations during the meeting focused on institutional reforms, human resources management, resource allocation, decentralization, regional integration, and the way forward.

Overall, participants expressed satisfaction with progress achieved in the on-going institutional reforms and in the implementation of the harmonization and alignment action plan. They underscored that this was ADF's best growth opportunity in 30 years and urged management to deepen ongoing reforms and to stand ready to provide a clear report on the Bank's development outcomes during ADF XI negotiations—to make 2007 "A Year of Delivery". Participants also expressed strong support for ADF's focus on poverty reduction to support the achievement of MDGs in all RMCs, but called for more analytical work on the use of SWAps, the governance structure of the ADF, and the financing modalities of fragile states.

Participants noted that progress had been made in human resources management, but urged the Bank Group to reduce the high level of vacancies in the institution, with greater effort on achieving diversity, gender, and age balance. They stressed that accountability, greater delegation of authority to line managers, and better incentives for staff would allow the Bank Group to shift from an approvals to an implementation culture, and from a rules-based mentality to a service-oriented mindset. Management acknowledged these concerns and committed to addressing them in an enhanced human resources program that will encourage innovation, develop talent, and reward excellence. Progress made in implementing human resource reforms will be reviewed during ADF-XI consultative meetings in 2007.

With respect to resource allocation, participants expressed support for the enhanced Performance Based Allocation (PBA) framework and appreciation for the frank discussions on its implementation during the 2006 country allocation exercise with Board members. They urged ADF to continue to work closely with IDA and with other donors to address PBA implementation issues and to improve on the enhanced PBA framework, building on the outcomes of the MBD's technical meeting on the PBA. Proposals would be discussed during the ADF- XI negotiations in 2007. Participants also endorsed the use by the ADF of the joint IDA/IMF Debt Sustainability Framework (DSF) and the new forward-looking Debt Sustainability Analyses (FL-DSAs) as the analytical underpinnings of the ADF grant eligibility system. They encouraged ADF to participate in joint FL-DSAs missions with the World Bank and the IMF. This would prevent any unsustainable build-up of non-concessional borrowing in a post MDRI environment, and foster greater joint donor community efforts in the use of the DSF as a common measure of concessionality for all stakeholders, including multilateral, bilateral, and other commercial creditors. During the meetings, participants expressed support for the Bank Group's decentralization program, aimed at empowering field offices with the appropriate staff skills mix, delegation of authority, and appropriate fiduciary safeguards. They noted that decentralization is a major step towards scaling up country policy dialogue and donor coordination, portfolio management, and project supervision, as well as designing and preparing joint assistance strategies. Participants also agreed on the importance of selectivity for greater focus and delivery on development effectiveness and results and called for effective partnerships with other donors to ensure that key areas such as human resources development and agriculture are taken into account. In light of this, management emphasized that the Bank Group would concentrate on fewer but larger projects. This would translate into better project design, preparation, and supervision, as well as improved portfolio management, thereby improving delivery on development effectiveness and results.

Participants acknowledged ADF's important role in fostering regional integration through its regional projects, with special attention on NEPAD and the water initiatives. They stressed the need to define clear selection criteria for multinational projects without compromising the core fundamentals of the PBA approach. They also welcomed the work done on private sector development, as well as senior management's strong commitment to monitor development activities in the sector while implementing the Enhanced Private Sector Assistance for Africa (EPSA).

A key milestone of the ADF-X Midterm Review was the pledge of an additional EUR 20.5 million to ADF-X by the Dutch government to express its strong support for Africa. This reduced the ADF-X subscription gap from 27.99 percent (UA 952,754,357) to 27.45 percent (UA 934,539,432) as at end-December 2006.

Finally, participants discussed the upcoming ADF-XI replenishment and agreed that the following themes and subjects would be addressed: (i) delivery and results, harmonization, and development effectiveness; (ii) the PBA framework; (iii) the debt sustainability (DS) framework; (iv) the long-term financial integrity of the ADF; (v) selectivity, complementarity and comparative advantage; (vi) fragile states and multinational / regional programs, particularly as they relate to the PBA and DS frameworks and to selectivity; and (vii) governance of the ADF. Finally, it was agreed that Board members could attend future ADF replenishment meetings as observers.

Progress in Implementing the Enhanced HIPC Initiative

Of the 42 countries worldwide classified as HIPC eligible, 33 are RMCs. As Figure 3.3 shows, 17 of the RMCs have reached completion point, 8 are in the interim period, and 8 are at pre-decision point, including Eritrea, a "sunset clause" RMC. The evolution of RMCs under the enhanced HIPC Initiative during 2000-2006 is shown in Figure 3.4. Barring unforeseen circumstances, when Sao Tome and Principe, Burundi, DRC, the Gambia, and Chad reach completion point by end-2007, as expected, the number of RMCs eligible for MDRI will increase substantially to 22, from 17 at end-December 2006. This turnaround trend underscores the need for the Bank Group to scale up resource mobilization–from internal and external–resources to meet both its HIPC and MDRI financing requirements, particularly during ADF-XI and beyond.

The cost of the HIPC Initiative for the 33 RMCs is estimated at US$3.6 billion in NPV terms, about US$ 5.7 billion in nominal terms. The breakdown of the cost by HIPC status is shown in Figure 3.5.

As Figure 3.5 shows, of the total cost of the HIPC Initiative, US$1.2 billion in NPV terms (US$1.3 billion in nominal terms) had been delivered to the 25-completion point and interim period RMCs as of end-December 2006.

Figure 3.3: Status of HIPC Initiative Implementation in RMCs
(as at end-December 2006)


Status and Countries
Completion Point
Benin
Burkina Faso
Cameroon
Ethiopia
Ghana
Madagascar
Malawi
Mali
Mauritania
Mozambique
Niger
Rwanda
Senegal
Sierra Leone
Tanzania
Uganda
Zambia
17
Decision Point
Burundi
Chad
Congo
D.Rep.Congo
Gambia
Guinea
Guinea Bissau
Sao Tome & P
8
Pre-Decision Point
CAR
Comoros
Cote d 'Ivoire
Eritrea
Liberia
Somalia
Sudan
Togo
8

Figure 3.4: Evolution of RMCs under the Enhanced HIPC Initiative, 2000-2006


No. of Countries
2000
2001
2002
2003
2004
2005
2006
Pre-Decision Point
Interim Period
Completion Point

Figure 3.5: Status of HIPC Debt Relief Implementation as at end-December 2006
(in billions of US$)


US $ billions
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.4 2.4
0.9
0.9
0.4
0.0
1.6
1.3
0.7
0.8
0.4
0.0
Committed in Nominal terms
Delivered in Nominal terms
Committed in NPV terms
Delivered in NPV terms
Completion point RMCs
Decision point RMCs
Pre-Decision point RMCs

Table 3.1 highlights that resources mobilized for the Bank Group under the HIPC Trust Fund amounted to US$2.37 billion as at end-December 2006. The total financing gap (in terms of needed commitment authority) for the HIPC Trust Fund, taking into account the Bank Group's funding needs, was estimated at US$493.0 million, including US$210.0 million for the net financing gap of the 8 RMCs at pre-decision point. Based on current estimates, the HIPC Trust Fund will need new cash inflows to cover the anticipated payment of close to US$500.0 million that will be required in 2007 when Liberia, DRC and other RMCs reach their decision or completion points.

Table 3.1: HIPC Trust Fund Resources Mobilized for Bank Group Debt Relief
(as at end-December 2006, in millions of US$)

Source of funds	Grants already Funded	Resources Available	Total Contribution	As a percentage of total contribution (%)
I- Bank Internal Resources	**299.18**	**42.38**	**341.57**	**14.42**
II- Resources through the HIPC Trust Fund	**1,754.97**	**271.53**	**2,026.50**	**85.58**
European Community	656.02	143.95	799.97	33.78
United States	351.68	116.09	467.77	19.75
United Kingdom	276.23	10.48	286.71	12.11
Japan	116.51	0.76	117.27	4.95
Netherlands	87.77	0.02	87.79	3.71
Canada	47.35	0.04	47.39	2.00
Italy	36.53	0.12	36.65	1.55
Germany	28.85	0.03	28.88	1.22
Switzerland	40.51		40.51	1.71
Denmark	27.90		27.90	1.18
Portugal	15.68		15.68	0.66
Sweden	14.33		14.33	0.61
Belgium	11.39	0.01	11.40	0.48
Norway	11.22		11.22	0.47
Finland	8.62	0.03	8.65	0.37
Ireland	7.05		7.05	0.30
France	0.76		0.76	0.03
Russia	0.70		0.70	0.03
Austria	0.31		0.31	0.01
Greece	0.21		0.21	0.01
Korea	0.17		0.17	0.01
Luxembourg	0.25		0.25	0.01
Investment Income	14.92		14.92	0.63
TOTAL	**2,054.15**	**313.92**	**2,368.06**	**100.00**

Source: HIPC Trust Fund (World Bank) and Bank Group

The Multilateral Debt Relief Initiative

The MDRI was approved on April 19, 2006, and became effective on September 1, 2006, with retroactive effect as of January 1, 2006. It aims to free up more resources to help eligible low-income RMCs attain the MDGs. The objectives of the MDRI are twofold: (i) deepen debt relief to HIPCs while safeguarding the long-term financial capacity of IDA and ADF; and (ii) encourage the best use of new donor resources for development by allocating them to low-income countries on the basis of policy performance. Debt relief provided under the MDRI is in addition to existing debt relief commitments by ADF and other creditors under the enhanced HIPC. As a result, the MDRI will deepen debt relief provided under the HIPC Initiative by further cutting the debt of the 33 MDRI-eligible RMCs after completion point. Under the MDRI, donors have committed to canceling debts for loans disbursed and outstanding under ADF, as at December 31, 2004, for the 33 eligible RMCs, and to compensate the Bank, "dollar for dollar," for the UA 5.84 billion (US$8.54 billion) MDRI-related foregone reflows over a 50-year period. The challenges facing the HIPC Initiative and MDRI are presented in Box 3.4.

Box 3.4: Challenges Facing the HIPC Initiative and the MDRI

The MDRI is separate from, but operationally linked to, the HIPC Initiative. The long-term nature of MDRI financing commitments continues to represent a challenge for donors that cannot make firm commitments over a 50-year period because of legislative constraints. Nevertheless, donors have agreed that ADF-X donor contribution levels of UA 2.45 billion, measured in real terms, would serve as the baseline for additionality of donor financing for the MDRI, beginning in the ADF-XI period.

Helping 16 pre-completion point RMCs through the HIPC Initiative process has become increasingly challenging. Progress in 8 pre-decision point RMCs (such as in Somalia, Comoros, Côte d'Ivoire, Sudan and Togo) (see Annex II-17), continues to be hindered by lingering internal conflict, governance issues, or protracted arrears—over 12 years on average. For Liberia, which has been in arrears since April 1985, recent positive developments in good governance and macro economic reforms augur well for it to benefit from an arrears clearance mechanism in 2007.

Another major challenge is how to prevent the debt burdens of the 33 eligible RMCs from becoming unsustainable again. To this end, debt and public finance management must be strengthened, with special emphasis on the most fragile states. Long-term debt sustainability also hinges on both HIPCs and creditors intensifying their efforts to improve export diversification and to obtain new financing on more concessional terms.

The HIPC Initiative remains voluntary in nature, and most commercial creditors have not yet provided their share of debt relief to HIPCs. Consequently, creditor litigation has been on the rise in ADF regional member countries such as Congo Republic and Sao Tomé & Principe, with litigated debts estimated at about 15 and 13 percent of GDP, respectively. In this context, greater efforts must be made to prevent further litigation, encourage commercial creditor participation in the HIPC Initiative, and provide more debt relief. In addition, efforts are needed to prevent rapid accumulation of unsustainable levels of non-concessional borrowing in post-MDRI regional member countries. These concerns could arise if bilateral and multilateral creditors take advantage of the fiscal and balance of payments space created by HIPC and MDRI debt relief to increase non-concessional lending to these countries. In close partnership with sister institutions and bilateral donors, the AfDB will continue to play a proactive role in raising awareness about the consequences of non-concessional borrowing in the context of its enhanced policy dialogue on the second generation of RB-CSPs.

The Post-Conflict Country Facility

The Bank Group's Post-Conflict Country Facility (PCCF) has been in existence since 2004. It provides grants to help post-conflict RMCs finance arrears clearance and progress faster towards the enhanced HIPC decision point. Box 3.5 provides an overview of the PCCF in 2006.

Box 3.5: The Bank Group's Post-Conflict Country Facility

To qualify for arrears clearance under the PCCF, a RMC must (i) be designated a post conflict country (PCC); (ii) make significant progress in re-establishing peace, improving good governance structures, re-launching the economy, and promoting resettlement, disarmament and reintegration; (iii) engage in coordinated reform programs with international financial institutions and the donor community; and (iv) service all new maturities falling due on Bank Group, IMF, and World Bank debts, with no discrimination in debt servicing.

Initial funding for the PCCF was set at UA 207.0 million (about US$300.0 million). New funding of UA 150.0 million (about US$230.0 million) will be approved, if needed, to bring the total to UA 357.0 million (US$530.0 million). Of the total amount, US$64.0 million was used to finance 35 percent of the arrears of Burundi and 33 percent of the arrears of Congo Republic in 2004. In addition, US$23.3 million was mobilized to finance 49.5 percent of the arrears of the Central African Republic (CAR). Liberia is well on track to benefit from arrears clearance in 2007 given the satisfactory pace of its socio-economic programs and governance reforms. As a result, a substantial portion of the new PCCF financing could be mobilized before the end of the ADF-X cycle.

Arrears clearance for the CAR: In December 2006, the Boards of Directors approved an exceptionally favorable arrears clearance package for CAR. The package is based on tripartite burden sharing among the CAR (1 percent of all arrears); donors (49.5 percent); and the PCCF (49.5 percent). The PCCF portion amounted to UA 15.6 million, or US$23.3 million. The Economic and Monetary Community of Central African Countries (CEMAC) contributed over UA 3.3 million (US$5.0 million) to the Bank's proposed arrears clearance program, demonstrating unprecedented solidarity with the CAR. As well, South Africa pledged UA 0.3 million (US$0.5 million) for the settlement of the arrears of the CAR. Such financial support from RMCs is the first of its kind since the start of HIPC Initiative implementation in 1996 and the launching of the PCCF in 2004.

The Bank's efforts to help settle complex arrears cases for all pre-decision point RMCs will continue to take place within a framework of concerted international action. This will limit moral hazard, protect the Bank's financial integrity, and ensure that the overall arrears clearance strategy is consistent with a country's financing constraints as well as with the HIPC and MDRI objectives, in order to avoid a re-accumulation of arrears.

Reconstruction in Post-Conflict Countries (Sierra Leone)



Children's Hospital
Before 10/08/01



Children's Hospital
After 04/07/06

PARTNERSHIP AND COOPERATION ACTIVITIES

The Bank Group's partnership and cooperation activities are aimed at promoting and coordinating non-statutory cooperation relations and strategic partnerships with bilateral aid agencies, multilateral development institutions, African organizations and institutions, and other aid agencies. The primary purpose of such cooperation and partnership is to mobilize financial resources and technical skills and inputs through cofinancing, technical cooperation arrangements and partnership agreements that can supplement Bank Group lending and administrative resources. Such partnership and cooperation activities can be grouped into cofinancing operations, bilateral technical cooperation, multilateral technical cooperation, and collaboration with regional economic communities.

Cofinancing Operations

The Bank Group continued to expand its cofinancing activities during 2006. Together with other development partners, it cofinanced 34 projects amounting to UA 11.7 billion, compared with UA 3.19 billion for 19 projects in 2005. The **Bank's** contribution was UA 1.32 billion, compared with UA 577.6 million in 2005 (Table 3.3); its **external development partners** contributed UA 4.24 billion, against UA 1.89 billion in 2005. The share of **beneficiary RMCs** rose significantly—from UA 723.5 million a year earlier to UA 6.10 billion. This substantial increase reflects contributions for large operations in Egypt and in Ethiopia, where beneficiaries' contributions amounted to UA 4.39 billion and UA 1.37 billion, respectively (see Table 3.2).

Table 3.2: Cofinanciers in 2006 (in millions of UA)

Beneficiaries	Benin	Burundi	Cameroon	Cape Verde	Egypt	Ethiopia	Kenya	Madagascar	Morocco	Mozambique	Rwanda	Swaziland	Tanzania	Zambia	Multinational	Total	Percentage
Cofinanciers																	
World Bank	49.8	41.2	46.9	14.0	338.0	145.6		27.0	84.9	89.1			189.3	10.7	147.8	1,159.4	27.35
EU	18.6	11.7		6.5		130.3		36.3	15.9	75.6			33.2	40.0		368.1	8.68
AFESD									137.9							137.9	3.25
IsDB									73.3							73.3	1.73
EIB			46.9											14.5		61.4	1.45
IMF		25.4													5.0	30.4	0.72
OPEC Fund										7.2				7.3	4.5	18.9	0.45
EIB -KFW														14.5		14.5	0.34
UNICEF														12.0		12.0	0.28
ABEDA															5.2	5.2	0.12
WAEMU															5.0	5.0	0.12
SADC															2.9	2.9	0.07
ACBF															1.4	1.4	0.03
SRO															0.7	0.7	0.02
COMESA															0.7	0.7	0.02
FARA															0.6	0.6	0.01
ITC															0.2	0.2	0.01
OIF															0.1	0.1	0.00
ILRI															0.1	0.1	0.00
USA					811.2											811.2	19.14
UK						198.9				89.5	15.7		108.4	31.2		443.8	10.47
Japon									104.6	19.7			3.2	2.2	39.7	169.4	4.00
Netherlands				13.0						30.9	24.5		35.4	16.5		120.4	2.84
Sweden										46.7			26.9	8.7		82.3	1.94
Germany			8.5							17.2		5.5	22.7	26.0		80.0	1.89
Saudi Fund/Kuwait															44.5	44.5	1.05
Norway										21.4			16.9	3.0		41.3	0.98
Denmark	3.2									13.7			10.1	12.0		39.0	0.92
Kuwait Fund									34.5							34.5	0.81
France			12.8					10.8		4.3						27.9	0.66
Canada						10.5				3.0			14.2			27.7	0.65
Ireland										13.0			8.7			21.7	0.51
Finland										8.6			7.1	3.2		18.9	0.45
Sweden										16.8						16.8	0.40
Switzerland	0.5									7.2			3.2			10.9	0.26
Netherlands/France		10.8														10.8	0.26
Saudi Fund															9.1	9.1	0.21
Belgium										5.2	2.8					8.0	0.19
Italy										6.1						6.1	0.14
Spain										5.2						5.2	0.12
Netherlands/Ireland														4.8		4.8	0.11
Portugal										2.0						2.0	0.05
Other (External)						3.4					34.9		44.0		49.1	131.4	3.01
Sub-Total External	**72.1**	**89.1**	**115.0**	**33.4**	**1,149.1**	**488.8**		**74.1**	**451.2**	**482.4**	**78.0**	**5.5**	**523.3**	**206.8**	**316.6**	**4,060.6**	**95.79**
Other Sources														178.1	0.2	178.3	4.21
Total External	**72.1**	**89.1**	**115.0**	**33.4**	**1,149.1**	**488.8**		**74.1**	**451.2**	**482.4**	**78.0**	**5.5**	**523.3**	**384.9**	**316.7**	**4,238.9**	**100.00**
Bank Group	15.0	7.3	51.1	4.1	338.0	78.5	27.0	35.0	175.1	116.4	15.0	5.5	105.0	63.9	280.6	1,317.6	
Local					4,390.0	1,375.5	54.1		132.8	10.8			30.0	17.5	85.0	6,095.7	
Total Cost	**62.2**	**96.4**	**166.2**	**37.6**	**5,877.1**	**1,942.8**	**81.1**	**109.1**	**759.1**	**609.6**	**93.0**	**11.0**	**658.3**	**466.3**	**682.4**	**11,652.2**	
Multiplier Coefficient	4.8	12.2	2.2	8.1	3.4	6.2	0.0	2.1	2.6	4.1	5.2	1.0	5.0	6.0	1.1	3.2	

The leading **multilateral cofinanciers** were the World Bank (27.4 percent); the European Union (8.7 percent); the Arab Fund for Economic and Social Development (3.3 percent); and the Islamic Development Bank (1.7 percent), as shown in Table 3.2. The **main bilateral contributors** were the United States (19.1 percent), the United Kingdom (10.5 percent); Japan (4.0 percent); the Netherlands (2.8 percent); and Sweden (1.9 percent).

In terms of **sectoral distribution** of cofinanced projects, Table 3.3 shows that the finance sector accounted for the largest share (50.4 percent); followed by the multisector (31.9 percent); infrastructure (12.9 percent); industry and mining (3.0 percent); the social sector (1.2 percent); and agriculture and rural development (0.6 percent).

From 1967 to 2006, the Bank approved 905 cofinanced operations amounting to UA 95.95 billion. Of this amount, UA 16.40 billion (17.1 percent) was from its own resources; UA 53.73 billion (56.0 percent), from multilateral, bilateral, and private cofinanciers; and UA 25.82 billion (26.9 percent), from governments and local cofinanciers.

Bilateral Technical Cooperation

Donors provide grant resources to support the Bank Group's institution building reforms and project-cycle activities in its RMCs. Bilateral technical cooperation activities focus on mobilizing, managing, and administering these grant resources. In 2006, UA 11.16 million was committed from existing bilateral resources to finance 82 activities, compared with UA 7.2 million for 87 activities in 2005. New bilateral resources, amounting to UA 3.8 million, were mobilized from donor countries. Activities financed centered on gender, governance, the environment, human resources development, private sector development, capacity building and knowledge transfer, agriculture and rural development, and regional integration and economic cooperation.

During 2006 as well, the AfDB sought to reform its internal business processes to ensure better service delivery. In line with the Paris Declaration on Aid Effectiveness, it adopted a Technical Cooperation Fund (TCF) reform program to standardize, simplify, and align its TCF programs with those of other MDBs. The program will allow the AfDB to negotiate fully untied TCFs as of January 2007, promote multi-donor thematic funds, introduce a standard administrative fee of 5 percent, and establish a minimum threshold of UA 660,000 (US$1.0 million) and UA 1.32 million (US$2.0 million) for both single and multi-donors, respectively. Furthermore, the program will allow the Bank to approve up to UA 66,000 (US$100,000) and UA 330,000 (US$500,000) for single and multi-donor funds, respectively, without prior approval by the donors concerned.

A key feature of institutional partnership is the promotion of a consistent approach between the AfDB and multilateral and bilateral donors, including regional and subregional development banks and IFIs. In 2006, this was particularly important in reinforcing cooperation and partnership on

Table 3.3: Cofinancing Operations by Source and by Sector, 2006
(In millions of UA)

Sector	SOURCE OF CO-FINANCING									Total Cost of Co-financed Projects	Multiplier Coefficient
	Bank Group Contribution				External Sources				Local **		
	ADB	ADF	NTF	Total	Bilateral	Multilateral	Other *	Total			
	(1)	(2)	(3)	(4)='(1)+(2)+'(3)	(5)	(6)	(7)	(8)='(5)+(6)+'(7)	(9)	(10)='(4)+(8)+'(9)	(11)=(8)/'(4)
Agriculture and Rural Development	5.50	49.29	-	54.79	5.50	7.00	-	12.50	6.57	73.87	0.23
Social	-	55.00	-	55.00	43.04	40.35	-	83.39	-	138.39	1.52
Water Supply & Sanitation	-	70.00	-	70.00	75.10	107.70	-	182.80	47.50	300.30	2.61
Power	51.13	26.30	-	77.43	21.30	100.89	-	122.19	5.24	204.86	1.58
Communications	-	-	-	-	-	-	-	-	-	-	-
Transport	101.92	199.60	-	301.52	268.89	253.54	0.16	522.59	168.41	992.52	1.73
Finance	337.98	-	-	337.98	811.16	337.98	-	1,149.14	4,390.00	5,877.12	3.40
Multisector	73.20	291.77	-	364.98	811.01	1,118.96	-	1,929.98	1,423.91	3,718.36	5.29
Industry, Mining and Quarrying	55.93	-	-	55.93	21.82	36.35	178.12	236.29	54.08	346.30	4.23
Environment	-	-	-	-	-	-	-	-	-	-	-
Total	**625.66**	**691.97**	**-**	**1,317.63**	**2,057.83**	**2,002.77**	**178.28**	**4,238.88**	**6,095.72**	**11,652.23**	**3.22**

Source : ADB Statistics Department, Economic and Social Statistics Division

Notes :

* Including private sources such as commercial banks, export credits and unspecified sources.

** Including Government and Local financiers.

macroeconomic and sectoral policies and reforms on issues such as procurement, the environment, the HIPC initiative, the MDRI, the PBA, debt sustainability analysis, and the fight against corruption and money laundering. This enhanced partnership policy translated into revamped consultations at both senior management and staff levels, cofinancing of programs and projects, joint participation in working groups, and definition of joint RMC strategies in 2006. Highlights of bilateral technical cooperation activities during 2006 are presented below in alphabetical order.

Austria

Austria seconded a trade facilitation expert to the Bank Group's private sector department for 6 months. The expert will help the Bank establish a trade facilitation program that is similar to those in other MDBs. Austria also seconded 2 experts to support the African Water Facility and was represented at the meetings of the AWF Governing Council.

Belgium

The Belgian authorities approved UA 294,162 to finance 4 Bank Group operations. The Walloon Region of Belgium also approved UA 69,031 to support the Bank's private sector operations.

Canada

The Canadian government approved UA 554,413 to finance 7 institutional and operational activities. These activities included preparation of the *International Conference on the Accelerated Development of Africa*, held in November 2006; improvement of Bank Group General Secretariat services; training of operations evaluation staff; and implementation of a maintenance study in Mozambique. In addition, Canada reaffirmed its interest in replenishing its Trust Fund with the Bank in 2007 and participated in the Oversight Committee for the NEPAD-IPPF meeting in Tunis in August 2006.

China

China approved UA 199,815 from the China Consultancy Trust Fund to (i) finance the secondment of a Chinese official to the Bank—to assist with the organization of the 2007 Annual Meetings to be held in May 2007 in Shanghai, People's Republic of China; and (ii) upgrade the AfDB database of consultants. The official participated in the Bank Group's preparatory mission to China, during which an aide memoire on logistics for organizing the AGM was signed. As well, during a 3-day China-Africa Summit, attended by the Bank Group's President, a joint Afro-Sino declaration was signed and an Action Plan for 2007-2009 adopted.

Denmark

Denmark approved UA 143,496 from the Danish Consultancy Trust Fund to finance the development of AfDB land degradation projects and a multi-sector gender profile for Ghana. Denmark also played a leading role in a joint review of the Bank's 3 water initiatives—the AWF, the RWSSI, and the WPP. Furthermore, Denmark was represented at the meetings of the AWF Governing Council and the NEPAD-IPPF Oversight Committee. Cooperation between the AfDB and Denmark was further deepened through bilateral consultations to explore areas of common interest. This resulted in an agreement by Denmark to provide technical assistance in the form of financing for the services of an anti-corruption expert assigned to the new Bank Group Governance Division.

Finland

Finland approved UA 198,799 to finance 4 activities: preparation of the Kenya Social Action Fund; evaluation of the AfDB's performance and impact in the education sector; study of the establishment of a crop insurance scheme in the Seychelles; and preparation of the the Mwanza Rural Development *Project Completion* Report (Malawi). Finland also provided a grant of UA 1.012 million (EUR 1.5 million) within the framework of the second amendment to the Exchange of Letters between the AfDB and Finland. The additional resources will be used to support 2 technical assistants, who will be attached to the Bank Group's Water and Sanitation department.

France

France approved UA 1.06 million from its Technical Assistance Fund to finance 3 activities under regional integration, private sector development, and agriculture and rural development. It also reaffirmed its commitment to the Bank Group's water sector by paying UA 10.56 million (EUR 12 million) and UA 3.52 million (EUR 4 million) as part of its pledges to the RWSSI and the AWF, respectively. Furthermore, a French technical assistant, with experience in project evaluation, joined the Bank's Water and Sanitation department. Bank Group collaboration with France also included the conclusion of an enhanced partnership arrangement with the *Agence Française de Development* and the organization by UBIFRANCE of a business opportunities' seminar in Tunis in June 2006. Over 20 French firms participated in the seminar.

Germany

Germany continued to support the AfDB in 2006, notably through the HIPC Initiative—to which it contributed UA 17.38 million (about US$26.34 million)—and through timely payment of its contributions to both ADB capital and ADF subscriptions, particularly its special pledge of UA 22 million under the ADF –X replenishment.

In February 2006, the AfDB President visited Germany and held bilateral discussions with high level officials, including President Kohler. During the visit, the first formal memorandum of understanding (MOU) was signed between AfDB and the German Federal Ministry for Economic Cooperation and Development (BMZ), even though bilateral relations between Germany and the Bank Group date as far back as 1975.

Following the successful implementation of the MOU, Germany and the Bank Group agreed, in December 2006, to expand the scope of the MOU to include regional integration, agribusiness, trade and good governance, and to renew the MOU for 2 more years.

As well, several German missions visited the Bank Group in 2006 to prepare for possible African–German cooperation initiatives during the double German presidencies of the European Union and the G8 in 2007. Three secondees and one expert from Germany are currently working in the Bank.

India
The Bank Group organized 2 seminars in 2006 to promote business opportunities in Africa among the Indian business community. The seminars were attended by 90 participants from firms involved in civil construction, turnkey projects, consultancies, and supply of goods and services to multilaterally funded projects. In addition, 2 activities (the promotion of female farmers in agro-processing and the service agreement study for AfDB-CSVP Complex Phase II) financed by the Indian Technical Cooperation Fund were completed in 2006. Furthermore, a delegation from Export and Import Bank of India visited the Bank Group to explore co-operation opportunities, including cofinancing projects, improving access to Indian technology and expertise, and investment in RMCs.

Italy
Italy and the AfDB pursued in-depth consultations in 2006 to finalize a new cooperation agreement, which will be discussed within the framework of the newly approved Trust Fund program reform that will become effective in 2007. As well, a group of students from Sicily visited the Bank Group during the year to learn more about Bank Group operations.

Japan
Japan approved UA 1.16 million under the Policy and Human Resources Development Grant (PHRDG) to cover the AfDB/Japan scholarship program, support PRSP processes in 3 RMCs, translate the Bank's website content into Japanese, conduct a risk management workshop for development finance institutions in the SADC region, and finance an external audit of PHRDG.

Under the Enhanced Private Sector Assistance (EPSA) for Africa Initiative, UA 1.21 million was approved under the Fund for African Private Sector Assistance (FAPA) to finance (i) a regional franchising program, and (ii) technical assistance to support the Gambia River Basin Development Organization energy program. As well, under the Accelerated Cofinancing Facility Assistance (ACFA), JBIC contributed UA 5.89 million in cofinancing for the Senegalese section of the Dakar–Bamako Southbound Corridor Project; UA 19.71 million for the Montepuez-Lichinga Road Project in Mozambique; and UA 39.77 million for the Tanzanian section of the Arusha-Namanga-Athi River Road Development Project. The Japan International Cooperation Agency (JICA) also provided the Bank Group with technical assistance in the form of an institutional/financial expert attached to the Secretariat of the Infrastructure Consortium for Africa, and a JBIC private sector expert in the EPSA Focal Point in the Bank Group's Private Sector Department.

In May 2006, President Kaberuka participated in Tidewater 2006 in Kyoto and in the Annual World Bank Conference on Development Economics (ABCDE) in Tokyo. Other consultative meetings took place between the Bank Group and Japan, at different levels and on an ad-hoc basis.

Korea
In 2006, the Republic of Korea approved UA 485,213 to finance 3 activities: preparation of a national assistance strategy for small and medium-sized enterprises (SMEs) in Mozambique; a conference, *Accelerating Africa's Development – Five Years into the Twenty-First Century;* and a ministerial conference on Korea-Africa economic cooperation, jointly organized with the AfDB in Seoul in April, 2006. Participants comprised delegates from 15 RMCs and about 200 representatives of Korean government, business, and academic communities. President Kaberuka led the AfDB mission.

Korea also provided funding for a research expert in the Bank Group's Research Department and the Export-Import Bank of Korea agreed to provide a private sector expert for the Bank's Private Sector Department.

During 2006 as well, two delegations from Korea visited the Bank Group to strengthen cooperation with the Bank. Discussions focused on the following issues: The use of the Korean Technical Cooperation Fund within the context of the Bank Group's new Technical Cooperation Fund reform program; collaboration between the AfDB and Export-Import Bank of Korea in cofinancing projects/programs; provision of experts to the Bank; and follow-up on the Ministerial Conference on Korea-Africa Economic Cooperation.

The Netherlands
The Dutch government approved UA 1.006 million from the 3 existing Dutch Thematic Funds to finance 19 programs and activities. It contributed UA 16.5 million (US$25 million) to support the RWSSI and signed the RWSSI Multi-Donor Grant Agreement in September 2006. As well, in February 2006, the Alternate Governor, the Netherlands Minister for Development, visited the Bank.

Nigeria
In 2006, the Nigerian government approved UA 480,382 from the Nigeria Technical Cooperation Fund (NTCF) to finance 5 activ-

ities: an English language capacity-building program for students from Francophone countries; the Congress of African Scientists and Policy-Makers in Egypt; a higher education capacity building study in Ethiopia; AMTA workshops for officials of RMCs; and an ECOWAS harmonization workshop. The NTCF also financed an evaluation assessment of the Nigeria Trust Fund, which will be finalized in April 2007.

Norway
Norway approved UA 322,520 (NOK 2,932,000) in 2006 to finance 2 activities: (i) assistance for the Bank's participation in the Darfur Joint Assessment Mission; and (ii) the Bank's economic conference on Accelerating Africa's Economic Development. Norway also participated in a joint review of the Bank Group's 3 water initiatives: the AWF, the RWSSI, and the WPP. The joint review mission comprised representatives from Denmark, Norway, and Sweden.

Portugal
Portugal approved UA 178,000 (EUR 207,500) from its Technical Assistance Fund to finance 2 studies on the insularity costs of Cape Verde and of São Tome and Príncipe. For the third consecutive year, it also financed the services of 2 Portuguese young professionals over a 9-month period. These young professionals comprised one economist, assigned to the Mozambique Country Team, and a media officer, who collaborated with the External Relations and Communications Unit. Furthermore, the President of the AfDB visited Portugal in September, while the Portuguese Minister of Foreign Affairs visited the Bank Group in November 2006.

Spain
Cooperation activities between Spain and the AfDB in 2006 focused on extensive cleaning up of the existing portfolio in view of the Spanish Trust Fund replenishment. Negotiations for the replenishment will be held in 2007 within the framework of the newly approved Trust Fund Reform Program. Other cooperation activities included the preparation of a business opportunities' seminar by the AfDB and Promo-Madrid, to be held in Madrid in 2007.

Sweden
In 2006, Sweden approved UA 784,241 (SEK 7,842,407) to finance 3 activities: Ghana—*Three Towns Water Supply and Sanitation Study*; an assessment of the AMTA program; and a research assistant to support the *Financial and Capital Markets Development Study* in the SADC region. Sweden also participated in a joint Nordic review of the Bank's 3 water initiatives (AWF, RWSSI, and WPP).

United Kingdom
The United Kingdom's Department for International Development (DFID) granted UA 1.42 million to support the Bank Group's ongoing institutional reforms and the African Water Facility. Under the AfDB/UK Enhanced Collaborative Initiative (ECI), the President of the Bank Group and the UK Secretary of State undertook a joint mission to Liberia and Sierra-Leone, in October 2006, to determine how to improve aid effectiveness and harmonization at the operational and institutional levels. Also, during a meeting in October 2006, DFID and AfDB reviewed the ECI and agreed to focus their collaborative efforts on governance and infrastructure (transportation, water and sanitation, and power supply).

Multilateral Technical Cooperation

This section highlights the Bank's technical cooperation activities with multilateral institutions and with regional and subregional organizations.

The European Investment Bank (EIB)
In January 2006, the EIB, the EC, and the AfDB signed a tripartite agreement to operationalize their collaborative efforts. The EIB planned to increase its interventions in private sector development in Africa by at least 50 percent and to enhance its operations to complement Bank Group efforts. The AfDB also participated in a number of Euro-Mediterranean Fund for Investment and Partnership meetings and seminars in 2006. These included steering committee and ministerial meetings as well as a high-level seminar on Euro-African partnership on infrastructure, peace and security, and regional integration.

The World Bank Group
During 2006, different AfDB and World Bank organizational units pursued existing collaboration efforts. The institutions held consultative meetings to examine ways to scale up and deepen their strategic alliance for the benefit of RMCs and agreed on an agenda for deeper collaboration, to be implemented in 2007 and beyond.
At the institutional level, in March 2006, the IDA-World Bank participated in the second Multilateral Development Banks' Technical Meeting on Performance-based Allocation Methods, hosted by the AfDB at its Temporary Relocation Agency in Tunis. As well, the AfDB and the World Bank agreed to conduct Investment Climate Surveys in Africa; and The AfDB, the World Bank, and the World Economic Forum also agreed to cooperate in a joint production of the *African Competitiveness Report*, as of 2007.

The United Nations and its Specialized Agencies

Food and Agriculture Organization of the United Nations (FAO)
In 2006, AfDB and FAO collaboration included the completion of a project preparation report on the Multinational Cotton-Textile Subsector Support Project in

4 West African Countries (Benin, Burkina Faso, Chad and Mali). The ADF Board of Directors approved the report in November 2006. The institutions also collaborated in knowledge building and sharing activities and in the organization of high-level technical meetings and workshops in support of NEPAD priorities in agriculture and food security in Africa.

International Fund for Agricultural Development (IFAD)
The development goal of the IFAD's Rehabilitation and Community-based Poverty Reduction Project in Sierra Leone is to (i) reduce post-conflict poverty and food insecurity and (ii) improve the livelihoods and living conditions of rural communities. The project, with an estimated cost of US$10 million, was administered by the Bank Group. In June 2006, the AfDB and IFAD sought to enhance their strategic partnership by identifying new areas—with clear objectives and measurable indicators—that can be integrated into the operations of both institutions to reduce poverty in RMCs.

United Nations Educational, Scientific and Cultural Organization (UNESCO)
The AfDB and UNESCO held their 52nd meeting in Paris in June 2006. Both institutions agreed on future collaboration in the following thematic areas: water; statistics and capacity building; tourism and culture; adult literacy and girls' education; human rights and poverty reduction; environment, science and technology within the framework of NEPAD; distance learning and tertiary education; bilingual education, and education in post-conflict and fragile countries.

United Nations Population Fund (UNFPA)
The AfDB and UNFPA continued to scale up training of AfDB staff on integrating population issues into Bank Group programs and projects. They collaborated in the implementation of the Mano-River Union–Multinational HIV/AIDS project; the Cameroon Reproductive Health Support Program; and the Madagascar Water Project. At their annual consultative meeting in November 2006, the 2 institutions assessed the implementation of their joint activities and agreed on a joint work program for 2007.

United Nations Children's Fund (UNICEF)
In October 2006, the Deputy Executive Director of UNICEF led a high-level delegation to the Bank Group's offices in Tunis. During the visit, the delegation met with the President of the Bank Group. The 2 institutions plan to hold a retreat in 2007 to revitalize and deepen cooperation in select areas. Plans are also underway for collaboration in a Bank project on communicable diseases in the SADC region. UNICEF will implement the medical component on children living with HIV.

World Food Program (WFP)
During 2006, AfDB collaboration with the WFP intensified because of the increased number of emergencies in Africa. This led the AfDB to soften procedures for accessing its emergency funds. In all, the Bank Group approved 11 Emergency Relief Assistance grants for 17 RMCs, as highlighted in Table 1.1. As well, the WFP Executive Director visited the Bank Group in April 2006. It was also agreed that a WFP technical mission would visit the Bank Group in 2007 for both institutions to explore and agree on the basis for enhanced AfDB/WFP partnership beyond emergency activities.

Regional and Subregional Economic Organizations

African Union (AU)
At a meeting in Addis Ababa on February 24, 2006, the Heads of the AfDB, the AU, and the ECA agreed to pursue joint policy advocacy and consensus building activities in the continent. They agreed to focus on policies that will ensure a peaceful continent driven by its own citizens and representing a dynamic force in the international arena. To this end, they identified priority areas of joint intervention with appropriate coordination and implementation time schedules.

On sectoral initiatives, the 3 institutions agreed to put greater emphasis on infrastructure development, including water, transportation, and public utilities within a major regional framework; and to promote agricultural production and processing—this entailed strengthening the African Fertilizer Facility and Intra-African trade. A matrix of 25 complementary actions was drawn up with a clear triennial time frame, and the bulk of the actions planned for the first year (2006).

Major achievements during the year included the successful holding of the Africa/China Summit in China, the meeting of the general directors of African Airlines, the Banjul conference on avian flu, the review of the development impact of oil price increases, the establishment of the ECOWAS Peace and Development Funds, the joint participation in the preparation of the 2007 African Development Forum and the Big Table, with the AfDB contributing UA 33.000 (US$50.000) to the Forum.

Arab Maghreb Union (AMU)
The AfDB and the AMU plan to deepen collaboration to lift existing constraints to full implementation of the Memorandum of Understanding signed in 2001. Like other regional communities, the AMU will continue to play a key role in the implementation of the AfDB's strategy for poverty reduction, governance, regional integration, private sector development, and NEPAD.

Common Market for Eastern and Southern Africa (COMESA)
A delegation from COMESA visited the Bank in March 2006 to discuss areas of cooperation between the two institutions. During the visit, the two institutions discussed possible Bank

Group participation in financing of COMESA key priority projects, particularly in the agricultural and industrial sectors. COMESA officials requested that the Bank Group provide (i) technical and financial resources for the formulation and implementation of projects—to enhance the pace of industrialization in the sub-region and increase the value of its exports; and (ii) finance the preparation of common guidelines for the Sub-Saharan Africa Transport Policy Program (SSATP). This would involve building the capacities of COMESA member states through training and equipment procurement. Finally, the officials invited the Bank Group to participate in the COMESA Fund to support infrastructure development projects in the sub-region; and to provide assistance and support—in the form of grants and loans—under the AfDB/Japan Enhanced Private Sector Assistance for Africa (EPSA) Initiative.

Community of Sahel-Saharan States (CEN-SAD)

The AfDB and the Sahel-Saharan Investment and Trade Bank (BSIC), the financial arm of the Community of Sahel-Saharan States (CEN-SAD), signed a Memorandum of Understanding in 2006, in a bid to intensify cooperation and contribute to regional integration of member states.

Economic Commission for Africa (ECA)

In September 2006, the AfDB and the ECA held a high-level retreat in Tunis to review ongoing cooperation activities, identify and select areas for future partnership, and develop a strategic and dynamic framework for enhanced collaboration. In defining modalities for future collaboration, the 2 institutions agreed to avoid the duplication of activities and to use resources efficiently to achieve desired development impact. The following 5 areas were identified for close collaboration: (i) knowledge management, capacity building, and statistics; (ii) governance, post conflict and fragile states; (iii) agriculture, natural resources, energy, environment/water and sustainable development; (iv) regional integration, RECs issues, trade and private Sector, and; (v) gender equality and women's empowerment. Both institutions agreed to include clear monitorable indicators in their activities in the above areas in 2007.

In November 2006, the Bank Group participated in the Fifth African Development Forum (ADF-V) dedicated to youth and leadership issues in the 21st century. During this meeting, consultations with the AU Chairperson and the ECA Executive Secretary further deepened AfDB/UA/ECA tripartite cooperation. A major decision was taken to discontinue the joint hosting of the Annual Meetings Symposium by the ECA and the AfDB.

Economic Community of West African States (ECOWAS)

In October 2006, AfDB and ECOWAS met to discuss a strategy to prevent the spread of the avian influenza in West Africa. The consultation took place amidst concerns that the highly pathogenic avian influenza (HPAI) was becoming endemic in a growing number of countries in the subregion, and in Africa at large. Based on its action plan, the Bank Group approved UA 2.97 million (US$4.5 million) in emergency assistance grants for 9 RMCs, 6 of which are ECOWAS member countries, to control or prevent HPAI. In addition, ECOWAS and the AfDB reaffirmed the importance of collaborating with other institutions like the FAO, the World Health Organization, the World Organization for Animal Health, and the African Union Inter-African Bureau for Animal Resources (AU-IBAR) in fighting and preventing the spread of HPAI.

Islamic Educational, Scientific and Cultural Organization (ISESCO)

In 2006, AfDB and ISESCO cofinanced regional training for staff responsible for girls' education in French-speaking Africa. The Bank Group also attended a high-level meeting of ISESCO Environment Ministers in Jeddah, Saudi Arabia.

Organisation internationale de la Francophonie (OIF)

The AfDB and the OIF strengthened cooperation in 2006, especially in the areas of education, training, and sustainable development, in line with the letters exchanged by the heads of the 2 institutions.

Southern African Development Community (SADC)

Several high-level missions from the SADC visited the AfDB in 2006. During these missions, the status of implementation of the AfDB/SADC Cooperation Agreement was reviewed. Other activities during 2006 included visits to (5) SADC member states by the AfDB President, and implementation of the Bank's Regional Assistance Strategy Paper (RASP) for Southern Africa. The RASP was prepared in collaboration with the SADC Secretariat and was underpinned by the Regional Indicative Strategic Development Plan (RISDP) prepared by SADC.

West African Economic and Monetary Union (WAEMU)

The AfDB participated in a number of meetings organized by WAEMU, including the donor round table on financing the Union's economic and regional program. The Bank Group is expected to contribute 19 percent of the UA 3.3 million (CFAF 2.438 billion) estimated cost of implementing the program.

004

CHAPTER FOUR

Economic and Social Trends by Subregion

Economic and Social Trends in Africa

Socioeconomic Trends and Bank Group Operations by Subregion

This chapter examines Bank Group operations against the backdrop of subregional socioeconomic trends in Africa in 2006. It reviews macroeconomic performance, social trends, key economic issues, cumulative Bank Group approvals from 1967 to 2006, and development challenges in each of the institution's 5 operational subregions.

ECONOMIC AND SOCIAL TRENDS IN AFRICA

Macroeconomic Performance

Africa's economic performance remained robust and resilient in 2006, with the continent recording its longest economic expansion in the last 2 decades. Real GDP growth remained stable at 5.2 percent in 2005 and 5.5 percent in 2006 (Table 4.1). For the last 6 consecutive years, the annual real GDP growth rate has averaged 4.7 percent, exceeding 5 percent during the last 3 years. The number of countries with higher growth rates increased modestly in 2006, with 23 RMCs recording growth rates above 5 percent, 17 registering 3 to 5 percent, and only 2 recording negative growth rates.

The continent's economic growth was sustained by both domestic and external factors. The latter included favorable terms of trade; a supportive global economic environment, which boosted export volumes; increased aid flows, which helped cushion consumption, especially among oil importers; and private capital inflows in the form of direct investment and remittances. On the domestic front, prudent policy frameworks and improving business climates helped promote macroeconomic stability and resilience to external shocks.

Growth was also broad-based across sectors, with the mining and services sectors as the key drivers. Overall, Africa's 13 oil exporters continued to reap large terms-of-trade gains while oil-importing RMCs with large mining operations benefited from higher metal prices. Economic growth was more mixed in the remaining oil importing countries. Among agricultural exporters, stronger coffee prices led to income gains while falling cocoa and cotton prices had the opposite effect, though offset by export volume increases. Overall, bumper harvests in several parts of the continent boosted growth in agricultural output to nearly 5 percent in 2006, compared with 3.4 percent in 2005. Owing to stronger performance in tourism, telecommunications, and financial sector reforms, the services sector also posted an average annual growth rate of about 6 percent for the last 3 years.

Africa's real GDP per capita growth stood at 3.1 percent in 2006, up from 2.9 percent a year earlier. GDP per capita rose from US$1,051 in 2005 to US$1,182 in 2006 (see Table 4.1). Despite this favorable trend, the 5.5 percent real GDP growth in 2006 falls short of the 7-8 percent required to achieve the Millennium Development Goals (MDG), in particular the goal of halving the proportion of people living n extreme poverty by 2015.

Improved economic performance and sustained oil price increases exerted upward pressure on consumer prices, pushing up average inflation from 8.8 percent in 2005 to 9.1 percent in 2006 (See Figure 4.1). Most of the 40 oil-importing RMCs allowed partial pass-through of the oil price increases while maintaining tighter monetary policies. This helped curb inflationary pressures. As a result, the continent's fiscal balance improved from an average fiscal surplus of 2.4 percent of GDP in 2005 to 3.2 percent of GDP in 2006. This improvement in the fiscal balance is attributable to increased

Table 4.1: Africa — Macroeconomic Indicators, 1990-2006

Indicators	1990	2000	2001	2002	2003	2004	2005	2006
Real GDP Growth Rate (%)	2.3	3.4	4.2	3.6	4.6	5.4	5.2	5.5
GDP Per Capita (US $)	746	724	696	673	786	915	1,051	1,182
Inflation (%)	16.4	12.2	10.9	8.3	9.6	8.8	8.8	9.1
Fiscal Balance (% of GDP)	-4.9	-0.2	-2.5	-2.6	-1.9	0.1	2.4	3.2
Gross Domestic Investment (% of GDP)	21.8	19.2	19.6	19.7	20.2	21.1	20.9	21.4
Gross National Savings (% of GDP)	19.0	19.5	19.0	18.6	20.0	20.9	21.7	22.6
Real Export Growth (%)	15.9	9.8	1.3	1.0	8.2	7.6	5.2	4.8
Trade Balance (% GDP)	1.5	4.6	2.4	1.1	2.7	4.1	6.7	7.8
Current Account (% GDP)	-1.0	2.4	0.4	-1.3	0.4	1.2	3.6	4.7
Terms of Trade (%)	3.0	12.7	-3.3	-0.3	2.1	4.1	13.2	11.9
Total External Debt (% GDP)	55.8	51.4	50.7	52.8	49.0	43.0	34.4	25.3
Debt Service (% of Exports)	24.2	16.2	16.5	13.9	12.4	10.4	10.0	7.3

Source: AfDB Statistics Department and IMF.

savings among the 13 oil-exporting RMCs and to strong aid flows, especially to the 17 RMCs that reached completion point under the enhanced HIPC Initiative.

Africa's external position improved in 2006 owing to both higher export volumes and continuing high terms of trade. Overall average terms of trade growth remained favorable at 11.9 percent in 2006—marginally lower than the 13.2 percent recorded a year earlier. The positive external position is due in part to the surge in the price of metals—such as copper—owing to buoyant global demand driven mostly by Asian countries, in particular China and India. The average current account balance recorded a surplus of 4.7 percent of GDP, compared with surpluses of 1.2 percent and 3.6 percent of GDP in 2004 and 2005, respectively.

Africa continued to benefit from the dividends of debt relief measures under the enhanced HIPC Initiative and the MDRI. As a result, its external debt declined from 34.4 percent of GDP in 2005 to 25.3 percent of GDP in 2006. Similarly, its debt-service, as a percentage of exports, dropped from 10.0 percent in 2005 to 7.3 percent in 2006. As the business climate continued to improve, private capital inflows in the form of foreign direct investments (FDI) also increased. However, the volume of these flows (about 2.5 percent of global FDI) remained low in comparison with inflows to other developing regions. Remittances from African migrants have also become an increasingly important source of development finance for the continent. Recent estimates underscore that remittances to Africa more than doubled, from US$17 billion per year in 2000-2003 to US$30-40 billion per year in 2005-2006.

Social Indicators

Despite the observed improvements, the majority of African countries continued to lag behind other developing countries in most socio-economic indicators in 2006: Because of the HIV/AIDS pandemic, life expectancy at birth (51 years) in Africa remained far below the average for developing countries (65 years). Only 67 percent of the population had access to health services, reflected in the high infant and maternal mortality rates. In fact, infant mortality in Africa, estimated at 83 deaths per 1,000 live births, is much higher than the estimated average of 57 deaths per 1,000 live births for developing countries. As well, maternal mortality (609 per 100,000 live births) is far above the rate for developing countries, (440 deaths per 100,000 live births). Gross primary school enrollment ratios, estimated at 104/90 percent for males/females, do not compare well with the estimated averages for developing countries—112/105 percent, respectively. Only 62 percent and 44 percent of the population had access to drinking water and sanitation, respectively, compared with 80 percent and 50 percent, respectively, in all developing countries.

Figure 4.1: Africa — Real GDP Growth and Inflation, 2000-2006 (Percentages)



Inflation (%)
GDP Growth (%)
14
12
10
8
6
4
2
0
15
13
11
9
7
5
3
1
-1
2000
2001
2002
2003
2004
2005
2006
Inflation
Real GDP Growth Rate (%)

The continent's population grew by 2.1 percent on average in 2006, continuing the downward trend from 2.7 percent in 1990. However, this average masks considerable differences among countries and subregions. It is estimated that the population growth rate for Southern Africa declined to 1.2 percent in 2006 because of the HIV/AIDS pandemic. It remained constant at 1.8 percent for North Africa, and ranged from 2.3 percent in West Africa to 2.5 percent in East Africa and 2.7 percent in Central Africa.

Most importantly, with support from the AfDB and other development partners, an increasing number of RMCs are improving their socio-economic situations. Measures implemented in this regard include pro-poor policies and programs; improving public sector management and good governance; increasing investments in the social sector, infrastructure, and agriculture and rural development.

SOCIOECONOMIC TRENDS AND BANK GROUP OPERATIONS BY SUBREGION

North Africa

Recent Macroeconomic Trends

The population of the North Africa subregion (Algeria, Egypt, Libya, Mauritania, Morocco, Sudan, and Tunisia) in 2006 was estimated at 197.1 million, representing 21.3 percent of Africa's population.

North Africa accounted for 37.2 percent of the continent's GDP in 2006, the highest contribution among the 5 subregions. It recorded the strongest economic performance in Africa, with an average real GDP growth rate of 6.3 percent. Its GDP per capita increased significantly, rising 17.7 percent, from US$1,816 in 2005 to US$2,137 in 2006—almost twice the continental average (Table 4.2). Mauritania and Sudan recorded the highest growth—twice the subregional average—while other major oil-exporters, such as Algeria and Libya, posted 5 percent. Economic growth in Egypt, Morocco, and Tunisia was underpinned by tourism and agriculture and was slightly below the subregional average.

Inflation in North Africa declined from 5.9 percent in 2005 to 4.3 percent—about one-half of the continent's average of 9.1 percent (Figure 4.2). The decline was attributable to the implementation of sound macroeconomic policies and tight monetary and fiscal measures. Higher savings among oil exporters also contributed to the subregion's healthy fiscal position. Overall, North Africa's fiscal balance improved considerably, from a surplus of 3.2 percent of GDP in 2005 to 5.0 percent of GDP in 2006, compared with the continental average of 3.2 percent of GDP in 2006. Similarly, owing to rising oil prices and enhanced external competitiveness, the subregion's external position improved significantly and its current account surplus rose to 12.5 percent of GDP, from 10.5 percent in 2005. As well, the subregion, which has the third lowest debt burden in the continent, after Southern and West Africa, recorded a substantial decline in its debt stock, from 32.4 percent of GDP in 2005 to 26.2 percent of GDP in 2006. In contrast, its debt-service ratio, which had been on a declining trend over the years, rose marginally to 13.2 percent in 2006, from 12.5 percent a year earlier (Table 4.2).

Social Indicators

North Africa continued to record the lowest incidence of poverty in the continent. Average life expectancy in the subregion (68 years) was well above the continental average (51 years). In fact, life expectancy rates in most countries in the subregion compete well with those in developed countries. As for infant and maternal mortality, the subregional averages of 38 deaths per 1,000 live births and 177 deaths per

Table 4.2: North Africa — Macroeconomic Indicators, 1990-2006

Indicators	1990	2000	2001	2002	2003	2004	2005	2006
Real GDP Growth Rate (%)	3.1	3.9	4.2	3.7	5.4	4.9	4.6	6.3
GDP Per Capita (US $)	1,270	1,457	1,400	1,314	1,424	1,583	1,816	2,137
Inflation (%)	16.8	2.7	3.3	3.8	4.1	6.3	5.9	4.3
Fiscal Balance (% of GDP)	-6.3	1.5	-2.5	-2.6	-1.1	0.1	3.2	5.0
Gross Domestic Investment (% of GDP)	24.9	20.4	20.5	23.6	22.2	24.1	23.7	23.9
Gross National Savings (% of GDP)	22.4	25.3	24.4	25.6	28.0	30.9	34.4	36.7
Real Export Growth (%)	31.7	7.2	1.1	1.7	8.8	8.1	4.0	7.3
Trade Balance (% GDP)	-2.6	1.9	0.2	-1.6	1.9	3.0	6.6	9.1
Current Account (% GDP)	-1.2	4.9	3.8	2.0	5.7	6.7	10.5	12.5
Terms of Trade (%)	5.8	22.4	-2.1	-4.4	5.0	2.4	18.2	11.7
Total External Debt (% GDP)	54.2	42.5	41.5	45.9	44.8	39.0	32.4	26.2
Debt Service (% of Exports)	53.5	19.8	17.8	18.7	18.0	16.7	12.5	13.2

Source: ADB Statistics Department and IMF.

Figure 4.2: North Africa — Real GDP Growth and Inflation, 2000-2006 (Percentages)



Inflation (%)
GDP Growth (%)
0
1
2
3
4
5
6
7
-1
1
3
5
7
9
11
13
15
2000
2001
2002
2003
2004
2005
2006
Inflation
Real GDP Growth Rate (%)

100,000 live births, respectively, were the lowest in Africa (Annex II-1). The proportion of the population with access to health and sanitation averaged 88 percent and 69 percent, respectively. These rates are much higher than the continental averages of 67 percent and 44 percent, respectively. As well, 86 percent of the subregion's population had access to drinking water, compared with 62 percent for the continent.

The gross primary school enrollment ratio in the subregion was 100/90 percent (males/females in 2006). The male enrollment rate is less than the 104 percent ratio for the continent while the female enrollment rate is at par with the average continental ratio of 90 percent. Enrollment rates at the secondary school level remained quite robust and impressive, with a subregional ratio of 69/66 percent (males/females), which is much higher than the 41/37 percent ratio for the continent.

Bank Group Operations

Four of the 7 countries in North Africa (Algeria, Egypt, Morocco, and Tunisia) are ADB-window eligible because of their high incomes. Mauritania and Sudan are only ADF eligible. Libya is not yet a borrowing RMC.

In 2006, **loan and grant approvals for North Africa amounted to UA 669.3 million**, up from UA 642.1 million in 2005 (Annex II-7). This accounted for 30 percent of Bank Group loan and grant approvals. The Bank's support for the subregion focused on reinforcing key reform programs, strengthening the private sector, upgrading infrastructure, and improving the overall competitiveness of the subregion's economies. Approvals in 2006 benefited the following counties: Egypt (59.6 percent), Morocco (36.7 percent), Tunisia (2.2 percent), Mauritania (1.4 percent), and Sudan (0.04 percent).

The **sectoral distribution of approvals** was as follows: finance, UA 338.0 million (50.5 percent); transportation, UA 102.5 million (15.3 percent); water supply and sanitation, UA 79.3 million (11.9 percent); multisector, UA 73.2 million (10.9 percent); social, UA 60.8 million (9.1 percent); and agriculture, UA 15.4 million (2.3 percent).

Although the Bank Group started operations in North Africa in 1968—a year later than in other subregions—**between 1968 and 2006,** the subregion was the largest recipient of cumulative Bank Group approvals, amounting to UA 12.67 billion, equivalent to 32.5 percent of loan and grant approvals (Annex II-7). Morocco and Tunisia have consistently been the main beneficiaries, receiving 32.7 percent and 27.8 percent, respectively, of the subregion's cumulative approvals during the period. This is followed by Egypt (19.0 percent), Algeria (14.9 percent), Mauritania (2.9 percent), and Sudan (2.8 percent).

In contrast with other subregions, almost all of the Bank Group's cumulative allocations to North Africa were to finance infrastructure, finance, and multisector reforms that have a positive impact on private sector development (Figure 4.3).

Figure 4.3: North Africa — Cumulative Bank Group Loan and Grant Approvals by Sector, 1967-2006


Water Supply & Sanitation 5.4%
Communication 2.8%
Industry 4.1%
Finance 23.8%
Social 6.9%
Multisector 17.7%
Transport 13.0%
Agriculture 11.6%
Power Supply 14.5%

West Africa

Recent Macroeconomic Trends

West Africa is the largest subregion in Africa, both geographically and demographically. It comprises the following 15 RMCs: Benin, Burkina Faso, Cape Verde, Côte d'Ivoire, Gambia, Ghana, Guinea, Guinea Bissau, Liberia, Mali, Niger, Nigeria, Senegal, Sierra Leone and Togo. Its population of 266.7 million represents 28.8 percent of the continental total.

In 2006, West Africa's GDP constituted 17.1 percent of the continent's total, the third highest contribution after North and Southern Africa. Its economic growth performance was robust, with an average real GDP growth rate of 4.8 percent, slightly lower than the 5.6 percent recorded in the region in 2005 and also lower than the 5.5 percent recorded at the continental level in 2006. However, 5 countries in the subregion—Burkina Faso, Cape Verde, Ghana, Nigeria, and Sierra Leone—recorded growth rates above 5 percent. Economic growth in the subregion was largely affected by the persistent socio-political situation in Côte d'Ivoire and by the deterioration in the terms of trade for cotton exporters such as Benin, Mali, and Togo. This notwithstanding, the subregion's GDP per capita grew from US$620 in 2005 to US$693 in 2006 (Table 4.3).

Inflation in West Africa declined from 13.6 percent in 2005 to 7.7 percent, comparing well with the continental average of 9.1 percent (Figure 4.4). The subregion's fiscal balance improved marginally, registering a fiscal surplus of 5.7 percent of GDP in 2006, compared with 5.5 percent for 2005. The improvement was due mainly to higher oil-revenue savings in Nigeria, debt relief to 11 RMCs in the subregion, and continued prudent fiscal policies. This notwithstanding, the subregion's external position deteriorated, with its trade balance surplus declining to 13.1 percent of GDP in 2006, from 14.7 percent in 2005. Similarly, its current account surplus decreased from 5.3 percent of GDP to 3.2 percent of GDP during the same period.

The subregion's debt stock declined considerably, from 39.3 percent of GDP in 2005 to 21.9 percent of GDP in 2006, largely due to Nigeria paying off its US$25 billion debt to the Paris Club. Debt service also declined substantially from 13.9 percent of exports in 2005 to 2.9 percent of exports in 2006. Indeed, the debt burden of the subregion is expected to decline further as 7 of the 13 HIPC countries in the subregion reach their completion points and benefit from the MDRI.

Social Indicators

Most of the social indicators in West Africa do not compare well with continental averages. Average life expectancy stood at 48 years, lower than the average of 51 years for the continent (Annex II-1). Unless urgent measures are taken to halt its spread, the

Table 4.3: West Africa — Macroeconomic Indicators, 1990-2006

Indicators	1990	2000	2001	2002	2003	2004	2005	2006
Real GDP Growth Rate (%)	7.3	3.3	4.0	2.6	7.3	4.9	5.6	4.8
GDP Per Capita (US $)	404	356	362	365	439	513	620	693
Inflation (%)	13.6	7.3	14.6	8.9	10.8	9.8	13.6	7.7
Fiscal Balance (% of GDP)	-1.9	2.0	-4.0	-3.7	-1.3	4.2	5.5	5.7
Gross Domestic Investment (% of GDP)	18.4	18.8	21.2	21.[illegible]	20.5	20.6	20.3	20.0
Gross National Savings (% of GDP)	17.6	22.4	21.5	14.[illegible]	17.7	21.1	25.6	28.1
Real Export Growth (%)	13.0	13.3	-2.5	-6.5	20.6	5.4	-0.1	-2.8
Trade Balance (% GDP)	8.7	14.6	5.5	2.9	6.8	12.4	14.7	13.1
Current Account (% GDP)	-0.5	2.9	-3.7	-9.4	-5.0	0.2	5.3	3.2
Terms of Trade (%)	2.1	15.1	-5.0	2.8	0.7	9.1	23.3	18.3
Total External Debt (% GDP)	93.9	80.6	77.4	77.9	68.3	61.2	39.3	21.9
Debt Service (% of Exports)	13.1	12.9	14.0	11.6	6.9	5.4	13.9	2.9

Source: ADB Statistics Department and IMF.

Figure 4.4: West Africa — Real GDP Growth and Inflation, 2000-2006 (Percentages)


Inflation (%)
GDP Growth (%)
Inflation
Real GDP Growth Rate (%)

HIV/AIDS pandemic could further reduce life expectancy in the subregion. The proportion of the population with access to health services averaged 66 percent, close to the continental average of 67 percent. In contrast, only 56 percent and 37 percent of the population in the subregion had access to water and sanitation, respectively, lower than the continental average of 62 percent and 44 percent, respectively. Infant and maternal mortality rates stood at 107 deaths per 1,000 live births and 773 deaths per 100,000 live births, respectively. These are higher than the continental averages of 83 deaths per 1,000 live births and 609 deaths per 100,000 live births, respectively.

Regarding education, the subregion's gross primary school enrollment rates continued to improve registering 99 percent and 81 percent for males and females, respectively. However, these rates were still below the continental rates of 104 percent and 90 percent for males and females, respectively. As well, the secondary school enrollment rates of 34 percent and 26 percent for males and females, respectively, were much lower than the continental averages of 41 and 37 percent for males and females, respectively. This clearly underscores the need to provide support to help this subregion close the social indicators gap with the rest of Africa.

Bank Group Operations

Nigeria is the only blend country in West Africa that can borrow from the ADB and ADF windows. The other 14 RMCs are only ADF-eligible, and 13 of them are HIPC countries. **Bank Group approvals to the subregion declined by almost half**, from UA 553.7 million in 2005 to UA 267.8 million in 2006, owing primarily to the frontloading—by most of the RMCs in the subregion—of ADF-X allocations in 2005 (Annex II-7). However, this trend is expected to reverse in 2007 through the reallocation of unused ADF-X resources.

Approvals to the subregion accounted for 23.4 percent of total approvals and were mainly for finance, agriculture and rural development, water supply and sanitation, and the multisector. The **sectoral distribution** was as follows: finance, UA 89.5 million (33.4 percent); agriculture, UA 73.6 million (27.5 percent); water supply and sanitation, UA 47.0 million (17.6 percent); multisector, UA 32.3 million (12.1 percent); social, UA 23.4 million (8.7 percent); and transportation, UA 2.0 million (0.7 percent). The following **13 RMCs benefited from loans and grants** in 2006: Nigeria (41.8 percent), Ghana (24.6 percent), Niger (6.0 percent), Benin (5.6 percent), Mali (5.6 percent), Burkina Faso (5.6 percent), Gambia (3.0 percent), Guinea-Bissau (2.3 percent), Cape Verde (1.5 percent), Guinea (1.3 percent), Liberia (1.1 percent), Togo (0.8 percent), and Sierra Leone (0.7 percent).

West Africa was the second highest recipient of loan and grant approvals, after North Africa. Between 1967 and 2006, **cumulative Bank Group loan and grant approvals to the subregion amounted to UA 9.14 billion,** about 23.4 percent of cumulative allocations to all RMCs (Annex II-7). Nigeria received the highest cumulative approvals (26.5 percent), followed by Côte d'Ivoire (12.5 percent), Ghana (11.2 percent), Senegal (7.3 percent), Mali (7.1 percent), Burkina Faso (6.5 percent), Guinea (6.2 percent), and Benin (5.5 percent). Figure 4.5 presents cumulative loan and grant approvals by sector. Agriculture, the social sector, transport, multisector, and water supply and sanitation ranked as the top 5 beneficiary sectors.

Figure 4.5: West Africa — Cumulative Bank Group Loan and Grant Approvals by Sector, 1967-2006


Power Supply 5.6%
Communication 0.8%
Industry 7.2%
Agriculture 22.1%
Finance 9.8%
Transport 13.8%
Water Supply & Sanitation 10.4%
Multisector 13.3%
Social 17.0%

East Africa

Recent Macroeconomic Trends

The combined population of the East Africa subregion (comprising Comoros, Djibouti, Eritrea, Ethiopia, Kenya, Madagascar, Mauritius, Seychelles, Somalia, Tanzania, and Uganda) in 2006 was estimated at 218.4 million, or 23.6 percent of the continent's population.

East Africa accounted for 7.0 percent of the continent's GDP, the second lowest contribution after Central Africa. Its real GDP grew by 5.1 percent on average—the second best subregional economic growth performance, after North Africa. However, this is lower than the 6.4 percent recorded in 2005. Although its GDP per capita rose from US$316 in 2005 to US$349 in 2006, it was less than one-third of the continent's per capita GDP of US$1,182 in 2006, and the lowest among the subregions (Table 4.4).

The 4 largest economies—Kenya, Tanzania, and Uganda, members of the East African Community (EAC), and Ethiopia—benefited from higher coffee prices, which boosted their GDP growth rates above 5.1 percent. The medium-sized economies of Madagascar and Mauritius registered growth rates that were between 3 and 5 percent. In contrast, the smaller economies of Eritrea, Comoros, and Seychelles recorded growth rates below 2 percent. The lingering conflicts in the horn of Africa continued to affect economic activity in the subregion. In addition, some of the performing countries in the subregion failed to continue pursuing sound inflation targeting monetary policies and prudent fiscal policies. As a result, the average inflation rate rose to 9.9 percent in 2006, from 8.2 percent in 2005 (Figure 4.6).

East Africa's average fiscal balance deteriorated from a deficit of 2.9 percent of GDP in 2005 to 4.7 percent of GDP in 2006, reflecting the failure by most countries to pursue efforts aimed at enhancing revenue generation and tightening government expenditure. The subregion's fiscal deficit remained high (4.7 percent) compared with the continental average surplus (3.2 percent of GDP). Although the subregion's terms of trade have been consistently negative in recent years, they improved considerably, from 9.6 percent in 2005 to 3.1 percent in 2006. This notwithstanding, the subregion's external position worsened, with its current account balance turning to a deficit of 6.1 percent of GDP in 2006, from 5.5 percent in 2005, compared with the average current account surplus of 4.7 percent of GDP recorded by the continent.

The subregion's external debt burden continued to decrease in 2006 owing to the cautious borrowing policies of many governments and to multilateral debt relief for 4 of its HIPC completion point countries; namely, Ethiopia, Madagascar, Tanzania, and Uganda. Total external debt-to-GDP ratio declined from 43.5 percent in 2005 to 35.1 percent in 2006; however, this is still much higher than the continental

Table 4.4: East Africa — Macroeconomic Indicators, 1990-2006

Indicators	1990	2000	2001	2002	2003	2004	2005	2006
Real GDP Growth Rate (%)	4.3	4.2	5.7	1.9	2.5	7.2	6.4	5.1
GDP Per Capita (US $)	237	255	253	246	270	286	316	349
Inflation (%)	20.6	7.5	2.5	0.4	8.3	8.2	8.2	9.9
Fiscal Balance (% of GDP)	-4.5	-3.9	-2.9	-4.3	-4.2	-2.9	-2.9	-4.7
Gross Domestic Investment (% of GDP)	18.7	17.2	17.4	16.0	16.5	17.9	18.2	18.5
Gross National Savings (% of GDP)	13.6	14.1	15.4	15.0	15.7	14.9	14.0	12.9
Real Export Growth (%)	7.4	7.8	22.9	7.7	8.8	13.5	9.6	4.2
Trade Balance (% GDP)	-9.9	-10.0	-9.5	-8.9	-9.8	-12.6	-14.6	-14.5
Current Account (% GDP)	-4.1	-3.6	-2.0	-1.6	-1.1	-3.3	-5.5	-6.1
Terms of Trade (%)	-34.4	-11.7	-1.7	-3.1	-7.1	-8.6	-9.6	-3.1
Total External Debt (% GDP)	68.9	61.3	57.0	56.1	53.4	49.0	43.5	35.1
Debt Service (% of Exports)	26.6	21.1	25.5	14.4	12.3	10.4	7.5	7.9

Source: ADB Statistics Department and IMF.

Figure 4.6: East Africa — Real GDP Growth and Inflation, 2000-2006 (Percentages)


Inflation (%)
GDP Growth (%)
0
2
4
6
8
10
12
-1
1
3
5
7
9
11
13
15
2000
2001
2002
2003
2004
2005
2006
Inflation
Real GDP Growth Rate (%)

average of 25.3 percent of GDP during the same period.

Social Indicators
Average life expectancy in East Africa, 50 years, is very close to the continental average of 51 years (Annex II-1). This notwithstanding, the combined effects of a high incidence of poverty, low access to health and sanitation services, and the HIV/AIDS pandemic continue to undermine social and economic development.

The proportion of the subregion's population with access to health services in 2006, 54 percent on average, remained very low, compared with the continental average of 67 percent. Infant mortality and maternal mortality rates remained high, with an average of 86 deaths per 1,000 live births, and 643 deaths per 100,000 live births, respectively, compared with the continental average of 83 per 1,000 live births and 609 per 100,000 live births, respectively. Only 46 percent of the population had access to drinking water in 2006, against a continental average of 62 percent; 31 percent had access to sanitation, much lower than the continental average of 44 percent.

Gross primary school enrollment in the subregion in 2006, 109/99 percent (male/female), compared favorably with the continental average of 104/90 percent. In addition, 6 countries registered high and gender-balanced ratios. Although secondary school enrollment has improved significantly over the last 5 years, it remained low at 36/28 percent (male/female) in 2006, compared with the continental average of 40/37 percent (male/female). Raising the percentage of the population with access to health services, water and sanitation, as well as secondary school enrollment ratios to the continental level remains a priority development challenge for the subregion.

Bank Group Operations
Only 2 out of 11 RMCs in the East Africa subregion—Mauritius and Seychelles—are eligible for ADB resources. The remaining 9 are eligible for funding from the ADF, with restricted access to ADB resources for private sector and enclave projects only. Overall, the subregion received **UA 522.4 million in Bank Group loan and grant approvals in 2006** to finance projects and programs in 7 countries, equivalent to 22.6 percent of approvals (Annex II-7).

The Bank's support to the subregion was directed primarily to infrastructure (comprising transportation, water and sanitation, and power supply), the multisector, and social sectors. **Distribution of approvals by sector** was as follows: multisector, UA 169.0 million (32.4 percent); transportation, UA 98.0 million (18.8 percent); power, UA 87.2 million (16.7 percent); social sector, UA 60.4 million (11.6 percent); water supply and sanitation, UA 55.0 million (10.5 percent); industry, UA 27.0 million (5.2 percent); and agriculture and rural development, UA 25.8 million (4.9 percent). The **largest share of the allocations** went to Ethiopia (44.2 percent), Tanzania (27.8 percent), Kenya (10.9 percent), and Uganda (10.1 percent), followed by Madagascar (6.8 percent), Somalia (0.1 percent), and Djibouti (0.1 percent).

From 1967 to 2006, East Africa received UA 5.93 billion, or **15.2 percent of cumulative Bank Group loan and grant approvals.** Within the subregion, Ethiopia received the highest cumulative approvals (28.6 percent), followed by Tanzania (18.0 percent), Uganda (16.8 percent), Kenya (13.2 percent), Madagascar (10.3 percent), and Mauritius (4.7 percent) (Annex II-7). Figure 4.7 presents the distribution of cumulative (1967-2006) Bank Group loan and grant approvals to the subregion by sector. The top 5 recipient sectors were agriculture, transportation, multisector, social, and water supply and sanitation.

Figure 4.7: East Africa — Cumulative Bank Group Loan and Grant Approvals by Sector, 1967-2006


Industry 3.7%
Communication 1.9%
Finance 4.7%
Agriculture 23.2%
Water Supply & Sanitation 9.6%
Transport 19.9%
Power Supply 7.5%
Social 13.4%
Multisector 16.2%

Southern Africa

Recent Macroeconomic Trends

The population of the Southern Africa subregion (comprising Angola, Botswana, Lesotho, Malawi, Mozambique, Namibia, South Africa, Swaziland, Zambia, and Zimbabwe) in 2006 was estimated at 128.9 million, or 13.9 percent of the continental population.

The subregion accounted for 32.9 percent of the continent's GDP, the second highest after North Africa. Its real GDP growth rate leveled off at 5.4 percent, marginally lower than the 5.5 percent continental average real GDP growth rate for 2006 (see Table 4.5). However, the subregion's GDP per capita income continued its upward trend, rising from US$2,470 in 2005 to US$2,685 in 2006, driven mainly by South Africa, with a per capita income of US$5,499, compared with an average of US$ 1,905 for the remaining countries.

Angola recorded the highest growth rate in the subregion and in Africa, with its GDP growth surging to 14.6 percent as more oil production came on stream and oil prices remained high. Mozambique and Zambia also enjoyed strong growth rates (above 5.4 percent of GDP), mainly because of higher metal prices. However, growth rates in South Africa, Botswana, and Namibia came in slightly below the subregional average. The removal of trade quotas for textile, following the end of the Multi-Fiber Agreement on January 1, 2005, affected economic performance in Lesotho and Swaziland, which both recorded growth rates below 2 percent. Economic activity contracted by 5 percent in Zimbabwe.

The inflation rate in Southern Africa rose from 10.7 percent in 2005 to 16.5 percent in 2006, almost twice the continental average of 9.1 percent (Figure 4.8). This rising trend masks considerable variations in inflation rates across countries: Zimbabwe suffered from hyperinflation (1,216 percent in 2006), whereas the rates of inflation in most of the other RMCs in the subregion remained in the single digits.

The overall fiscal situation in Southern Africa weakened in 2006: Its fiscal balance declined from a surplus of 0.4 percent of GDP in 2005 to 0.2 percent of GDP in 2006. In contrast, terms of trade improved from 5.8 percent in 2005 to 10.0 percent in 2006, pushing up the merchandise trade balance from a surplus of 3.6 percent of GDP in 2005 to a surplus of 4.4 percent in 2006. This notwithstanding, the current account deficit of Southern Africa improved slightly—from 2.4 percent of GDP to 1.3 percent of GDP in 2006.

The subregion is the least indebted in the continent, with only 3 of its RMCs—Malawi, Mozambique and Zambia—classified as HIPCs. All 3 countries qualified for the MDRI. As a result, the external debt-to-GDP ratio of the subregion averaged 23.3 percent, down from 28.1 percent in 2005. Similarly, its debt-service ratio declined from 9.5 percent in 2005 to 7.8 percent in 2006.

Table 4.5: Southern Africa — Macroeconomic Indicators, 1990-2006

Indicators	1990	2000	2001	2002	2003	2004	2005	2006
Real GDP Growth Rate (%)	0.6	3.3	2.8	3.9	2.8	4.9	5.6	5.4
GDP Per Capita (US $)	1,548	1,436	1,335	1,310	1,721	2,165	2,470	2,685
Inflation (%)	21.5	18.1	14.8	18.5	19.4	14.3	10.7	16.5
Fiscal Balance (% of GDP)	-3.8	-2.9	-2.2	-2.2	-2.8	-1.5	0.4	0.2
Gross Domestic Investment (% of GDP)	17.9	17.0	15.9	12.9	16.9	18.0	17.6	18.3
Gross National Savings (% of GDP)	18.6	17.2	14.8	14.9	15.6	15.4	15.7	16.2
Real Export Growth (%)	0.6	11.1	2.7	4.1	1.4	5.6	9.1	6.8
Trade Balance (% GDP)	5.4	5.4	5.5	4.6	2.7	2.2	3.6	4.4
Current Account (% GDP)	0.6	0.0	-1.0	-0.7	-2.1	-3.0	-2.4	-1.3
Terms of Trade (%)	0.6	-1.3	-1.4	0.5	0.5	3.4	5.8	10.0
Total External Debt (% GDP)	33.6	40.1	38.0	40.7	36.0	31.3	28.1	23.3
Debt Service (% of Exports)	15.0	17.4	17.9	13.9	13.2	12.1	9.5	7.8

Source: ADB Statistics Department and IMF.

Figure 4.8: Southern Africa — Real GDP Growth and Inflation, 2000-2006 (Percentages)


Inflation (%)
GDP Growth (%)
25
20
15
10
5
0
15
13
11
9
7
5
3
1
-1
2000
2001
2002
2003
2004
2005
2006
Inflation
Real GDP Growth Rate (%)

Social Indicators

Life expectancy in the subregion in 2006, 42 years, was the lowest in the continent, compared with the continental average of 51 years (Annex II-1). This low rate is attributable to the HIV/AIDS pandemic, although a number of RMCs in the subregion are achieving tangible results in halting the spread of the disease. The proportion of the population with access to health services, 48 percent, is lower than the 67 percent for the continent. On the other hand, 72 percent and 52 percent of the population had access to drinking water and sanitation, respectively. These rates are much higher than the continental averages of 62 percent and 44 percent for water and sanitation, respectively. Infant and maternal mortality rates in the subregion averaged 73 deaths per 1,000 live births and 603 deaths per 100,000 live births, respectively, the second lowest rates in the continent, after North Africa.

The gross primary school enrollment ratio (male/female) in the subregion in 2006 was the highest in Africa, averaging 112 percent for males and 101 percent for females. At the secondary school level, the subregion registered an enrollment ratio of 25/21 percent for males and females, although there are marked differences among the countries. The enrollment rate at the primary level exceeded the continental rate; however, the secondary school enrolment rate was much lower than the continental average of 40/37 percent.

Bank Group Operations

Bank Group operations in Southern Africa started in 1969. Four of the 10 RMCs in the subregion—Botswana, Namibia, South Africa, and Swaziland—are ADB-window eligible. Angola, Lesotho, Malawi, Mozambique, and Zambia are ADF-eligible. Zimbabwe, a blend country eligible for funding from both the ADB and the ADF windows, has been under sanctions since May 2000.

In 2006, **Bank Group loan and grant approvals** to the subregion **increased** substantially to **UA 225.1 million**, more than 5 times the UA 43.5 million approved in 2005, representing 9.8 percent of total loan and grant approvals in 2006 (Annex II-7). This turnaround trend is attributable to (i) allocations for 3 large operations in Mozambique, to support 2 infrastructure development projects and 1 multisector project, and (ii) increased funding for budget support operations in Zambia, 1 water and sanitation project, and 1 industry sector project from the ADB window.

The main sectors supported in 2006 were infrastructure (comprising transportation, water and sanitation, and power supply), multisector, industry, and agriculture and rural development. **Sectoral allocations** were as follows: multisector, UA 80.0 million (35.5 percent); transportation, UA 36.9 million (16.4 percent); industry, UA 28.9 million (12.8 percent); power supply, UA 26.3 million (11.7 percent); agriculture and rural development, UA 23.0 million (10.2 percent); water and sanitation, UA 15.00 million (6.7 percent); and social, UA 15.0 million (6.7 percent). Only **5 countries were beneficiaries** in 2006: Mozambique (52.8 percent), Zambia (28.4 percent), Malawi (13.3 percent); Lesotho (3.0 percent); and Swaziland (2.4 percent).

Between 1969 and 2006, Southern Africa received **cumulative Bank Group loan and grant approvals worth UA 5.11 billion** (Annex II-7). This represents 13.1 percent of cumulative loan and grant approvals to all RMCs. Within the region, Mozambique received the highest approvals (20.3 percent), followed by Zimbabwe (14.2 percent), Zambia (14.1 percent), Malawi (12.5 percent), South Africa (10.0 percent), Botswana (7.1 percent), Angola (6.7 percent), Lesotho (6.0 percent), Swaziland (5.9 percent), and Namibia (3.3 percent).

Cumulative approvals for the subregion by sector are presented in Figure 4.9 below. The top 5 sectors were transportation, agriculture, finance, multisector, and the social sector.

Figure 4.9: Southern Africa — Cumulative Bank Group Loan and Grant Approvals by Sector, 1967-2006


Water Supply & Sanitation 6.9%
Communication 5.6%
Industry 7.1%
Transport 17.7%
Power Supply 7.2%
Agriculture 16.1%
Finance 14.4%
Social 12.7%
Multisector 12.3%

Central Africa

Recent Macroeconomic Trends

The population of the Central Africa subregion (Burundi, Cameroon, Central African Republic (CAR), Chad, Republic of Congo, the Democratic Republic of Congo (DRC), Equatorial Guinea, Gabon, Rwanda, and São Tome & Principe) was estimated at 113.3 million in 2006, or 12.3 percent of the continent's population.

Central Africa contributed 5.9 percent to the continental GDP—the lowest among the 5 subregions. Its real GDP growth rate declined from 4.9 percent in 2005 to 3.9 percent in 2006. However, its GDP per capita rose from US$505 in 2005 to US$570 in 2006 (Table 4.6). In the subregion, only Cameroon recorded a growth rate above 5 percent; Gabon's growth rate came in far below this rate; while Equatorial Guinea registered a negative growth rate of 0.4 percent—compared with an average of 25 percent in the past decade—owing to the impact of reduced oil production on the economy. In contrast, among the oil importers, Burundi and DRC recorded strong GDP performance above the 3.9 percent average. Overall, prospects for economic growth in the subregion are improving due to the sharp decline in conflicts in the subregion and to the major initiatives launched by the donor community to support development in the Great Lakes area.

In spite of the tight monetary and fiscal policies in the CFA zone, the inflation rate in the subregion remained stable at about 9.1 percent in 2005 and 9.5 percent in 2006— close to the continental average of 9.1 percent (Figure 4.10).

Central Africa's fiscal balance rose substantially, from a surplus of 6.5 percent of GDP in 2005 to 8.3 percent of GDP in 2006, owing to fiscal surpluses generated by countries such as Cameroon, Congo Republic, Equatorial Guinea, Gabon, and Sao Tome & Principe. Similarly, the subregion's external position improved, with its current account balance turning to a significant surplus of 5.2 percent of GDP in 2006, up from a modest surplus of 0.9 percent of GDP in 2005. This favorable trend is attributable to positive developments in the terms of trade, which stood at 15.6 percent in 2006, compared with 13.8 percent in 2005. The subregion, through Cameroon, CAR, Burundi, Rwanda, Congo, and DRC, also benefited from the combined effects of the post conflict initiative, the enhanced HIPC Initiative, and the implementation of the MDRI. This led to a sharp reduction of its external debt burden, from 57.5 percent of GDP in 2005 to 28.5 percent of GDP in 2006. As well, the subregion's debt service-ratio declined from 6.2 percent to 5.8 percent over the same period, as shown in Table 4.6.

Table 4.6: Central Africa — Macroeconomic Indicators, 1990- 2006

Indicators	1990	2000	2001	2002	2003	2004	2005	2006
Real GDP Growth Rate (%)	-4.1	0.4	8.9	5.7	5.3	10.4	4.9	3.9
GDP Per Capita (US $)	496	297	293	313	363	435	505	570
Inflation (%)	11.4	84.5	61.6	8.9	5.4	2.6	9.1	9.5
Fiscal Balance (% of GDP)	-7.	0.5	0.5	0.0	-0.1	1.3	6.5	8.3
Gross Domestic Investment (% of GDP)	21.2	18.2	22.8	21.5	24.4	22.3	21.0	21.7
Gross National Savings (% of GDP)	13.3	18.3	15.1	12.7	17.5	19.4	21.7	25.1
Real Export Growth (%)	9.8	8.5	-7.3	0.1	0.4	19.0	6.1	4.6
Trade Balance (% GDP)	9.2	15.2	13.5	12.3	13.4	19.5	25.8	27.9
Current Account (% GDP)	-3.0	1.6	-5.6	-6.2	-5.0	-2.3	0.9	5.2
Terms of Trade (%)	-3.2	20.5	-4.4	2.2	9.1	5.7	13.8	15.6
Total External Debt (% GDP)	6.9	88.8	109.7	95.9	89.9	79.2	57.5	28.5
Debt Service (% of Exports)	11.4	17.9	18.9	8.5	18.1	7.6	6.2	5.8

Source: ADB Statistics Department and IMF.

Figure 4.10: Central Africa — Real GDP Growth and Inflation, 2000-2006 (Percentages)


Inflation (%)
GDP Growth (%)
2000
2001
2002
2003
2004
2005
2006
Inflation
Real GDP Growth Rate (%)

Social Indicators

Social indicators in Central Africa remain a major source of concern, compared with the rest of Africa. Average life expectancy at birth in 2006, 45 years, was lower than the continental average of 51 years (Annex II-1). The percentage of the population with access to health and sanitation services, 64 percent and 33 percent, respectively, was below the continental average of 67 percent and 44 percent, respectively. Limited access to health and sanitation services continued to have an adverse impact on quality of life in the subregion: The infant mortality rate averaged 106 deaths per 1,000 live births, well above the continental average of 83 deaths per 1,000 live births. The maternal mortality rate also remained high, at 1.071 deaths per 100,000 live births, compared with the African average of 609 deaths per 100,000 live births. Similarly, only 55 percent of the population had access to water, much lower than the average of 62 percent for the entire continent.

The subregion's gross primary school enrolment rate of 109 percent for males exceeded the continental average of 104 percent, while the rate for females was almost at par with the continental average of 90 percent for females. In contrast, the subregional average enrollment rate at the secondary school level for male and female students was abysmally low at 23 percent, compared with the regional average enrollment rate of 42 percent. This situation continues to seriously undermine prospects for the social and economic development of the subregion.

Bank Group Operations

Gabon and Equatorial Guinea are the only RMCs in Central Africa that are eligible for ADB resources. The other 8 RMCs are only eligible for ADF funding, with limited access to ADB resources for private sector and enclave projects only. In 2006, the subregion received **UA 205.6 million in Bank Group loan and grant approvals,** accounting for 8.9 percent of approvals (see Annex II-7).

These **approvals** focused primarily on infrastructure, multisector, agriculture and rural development. Allocations were as follows: power supply, UA 51.1 million (24.9 percent); transportation, UA 44.7 million (21.7 percent); multi-sector, UA 42.2 million (20.5 percent); social, UA 29.8 million (14.5 percent); water supply and sanitation, UA 22.0 million (10.7 percent); and agriculture and rural development, UA 15.9 million (7.7 percent). The **8 beneficiary** countries were: Cameroon (60.7 percent), Rwanda (12.2 percent), Congo Republic (8.4 percent), Burundi (7.9 percent), Chad (6.3 percent), Sao Tome & Principe (2.0 percent), CAR (1.6 percent), and DRC (0.9 percent).

Between 1967 and 2006 Central Africa received UA 4.58 billion, equivalent to 11.8 percent of **cumulative Bank Group loan and grant approvals**. DRC received the highest cumulative approvals (26.4 percent), followed by Cameroon (19.6 percent), Gabon (15.0 percent), Rwanda (9.5 percent), Chad (8.9 percent), Burundi (7.1 percent), Congo (6.6 percent), CAR (3.1 percent), Sao Tome & Principe (2.3 percent), and Equatorial Guinea (1.5 percent) (Annex II-7).

The distribution of cumulative Bank Group loan and grant approvals to the subregion, according to sector, is presented in Figure 4.11. The top 5 beneficiary sectors were: transportation, agriculture, multisector, social sector, and water supply and sanitation.

Figure 4.11: Central Africa — Cumulative Bank Group Loan and Grant Approvals by Sector, 1967-2006



Finance 2.3%
Communication 2.4%
Power Supply 6.3%
Transport 22.8%
Agriculture 19.2%
Industry 5.5%
Water Supply & Sanitation 10.4%
Multisector 19.1%
Social 12.0%

Bank Group Operations

Overview of Bank Group Operations in 2006

African Development Bank

African Development Fund

Nigeria Trust Fund

This Chapter presents an overview of Bank Group operations in terms of financing instrument, sectoral distribution, and financing window (ADB, ADF, and NTF). It also presents profiles of all projects and programs approved in 2006, including multinational operations in support of strong regional integration in Africa.

OVERVIEW OF BANK GROUP OPERATIONS

In 2006, the AfDB approved a total of UA 2.59 billion—comprising UA 2.31 billion for operations financing and UA 0.28 billion in debt relief, arrears clearance, and private sector loan guarantees. Operations focused on finance, infrastructure development, and multisector activities, reflecting the Bank Group's new strategic orientation towards enhancing selectivity and targeting specific areas of intervention. These 3 sectors, which accounted for 76.6 percent of loans and grants, have the greatest impact on economic growth, private sector development, and the promotion of good governance in support of the achievement of the MDGs.

Approvals by Financing Instrument

Bank Group **total financing approvals** reached a record high in 2006, rising 13.1 percent, from UA 2.29 billion in 2005 to UA 2.59 billion in 2006. This increase is attributable to the volume of loan and grant approvals, which rose from UA 1.74 billion in 2005 to UA 2.31 billion in 2006. During the period under review, *project lending* increased from UA 1.05 billion to UA 1.20 billion; *policy-based lending* more than doubled—from UA 274.7 million to UA 618.4 million; and *grants* increased from UA 420.3 million to UA 492.4 million. In terms of financing window, the *ADB* and *ADF* accounted for 40.4 percent and 59.6 percent, respectively, of approvals in 2006, compared with 37.9 percent and 62.0 percent, respectively, in 2005 (see Table 5.1).

As Table 5.1 shows, there was a significant increase in **loan approvals** (project and policy-based lending), which rose 37.9 percent, from UA 1.32 billion in 2005 to UA 1.82 billion in 2006, and represented 70.1 percent of Bank Group operational approvals. *Project lending*, including sector investment operations and lines of credit, was the main financing instrument, accounting for 46.2 percent of operational approvals while *policy-based lending* accounted for 23.9 percent. The remaining 19 percent of approvals was allocated to financing for 70 **grants**, with the bulk of the resources (16.2 percent) allocated for 27 investment operations and 1 structural adjustment grant. The grants comprised 25 technical assistance grants (including 4 under the Middle Income Countries (MIC) initiative), and 17 special relief fund grants. UA 0.3 million was also approved for 1 Project Preparation Facility advance. In addition, UA 257.5 million was approved for 6 debt relief operations under the **HIPC Initiative**; UA 15.6 million in arrears clearance for the CAR under the PCCF, and UA 8.8 million for a **private sector loan guarantee**. These Bank-financed programs and projects will be implemented in 37 RMCs, in partnership with other multilateral and bilateral donors.

The Bank Group used both ADB and ADF resources to finance operations aimed at promoting **regional economic cooperation** and integration. Loan and grant approvals for **multinational operations** soared to their highest level in the past 5 years, reaching UA 417.9 million in 2006 (18 percent of operations approvals), compared with UA 85.8 million in 2005 and UA 219.2 million in 2004. The unprecedented increase reflects the Bank Group's new emphasis on the development of regional and multinational infrastructure and services. Consistent with its lead role in promoting subregional infrastructure under NEPAD, the Bank Group is stepping up action to help its RMCs build infrastructure and alleviate poverty. As Figure 5.1 shows, infrastructure received the highest percentage of approvals, 45.6 percent, in support of the implementation of the NEPAD Short-term Action Plan (STAP). Agriculture and rural development (20.8 percent) and finance (16.2 percent) also benefited from large financing. These 3 sectors together accounted for close to 83 percent of approvals for multinational operations. The remaining sectors, social development, multisector, and humanitarian emergency assistance received about 18.0 percent of approvals.

Figure 5.1: Sectoral Distribution of Approved Financing for Multinational Operations, 2006


Multi-Sector 4.2%
Social Sector
Infrastructure 45.6%
Finance 16.2%
Agriculture and Rural Dev. 20.8%

Table 5.1: Bank Group Approvals by Financing Instrument, 2004-2006
(in millions of UA)

Financing Instrument	2004			2005			2006		
	Number	Amount	%	Number	Amount	%	Number	Amount	%
Project Lending	**39**	**913.42**	**32.8**	**30**	**1,046.81**	**45.6**	[redacted]	[redacted]	[redacted]
Public and Publicly -Guaranteed	*35*	*752.25*	*27.0*	*26*	*908.71*	*39.6*	[redacted]	[redacted]	[redacted]
Project Loans	33	703.44	25.2	25	770.73	33.6	[redacted]	[redacted]	[redacted]
Sector Investment and Rehabilitation	1	36.00	1.3	-	-	-	[redacted]	[redacted]	[redacted]
Lines of Credit	1	12.81	0.5	1	137.98	6.0	[redacted]	[redacted]	[redacted]
Private Non-Publicly Guaranteed	*4*	*161.17*	*5.8*	*4*	*138.10*	*6.0*	[redacted]	[redacted]	[redacted]
Project Loans	-	-	-	2	64.32	2.8	[redacted]	[redacted]	[redacted]
Lines of Credit	4	161.17	5.8	1	73.78	3.2	[redacted]	[redacted]	[redacted]
Policy-Based Lending	**13**	**602.96**	**21.6**	**6**	**274.73**	**12.0**	[redacted]	[redacted]	[redacted]
Sector Adjustment	2	210.25	7.5	1	49.97	2.2	[redacted]	[redacted]	[redacted]
Structural Adjustment	11	392.71	14.1	5	224.76	9.8	[redacted]	[redacted]	[redacted]
Grants	**60**	**216.68**	**7.8**	**51**	**420.28**	**18.3**	[redacted]	[redacted]	[redacted]
Technical Assistance	*33*	*99.96*	*3.6*	*15*	*32.76*	*1.4*	[redacted]	[redacted]	[redacted]
Project Cycle Activities	10	22.22	0.8	4	7.81	0.3	[redacted]	[redacted]	[redacted]
of which Private Sector	-	-	-	-	-	-	[redacted]	[redacted]	[redacted]
Institutional Support	23	77.74	2.8	11	24.96	1.1	[redacted]	[redacted]	[redacted]
of which Private Sector	1	1.60	0.1	-	-	-	[redacted]	[redacted]	[redacted]
Middle Income Countries Grant	-	-	-	-	-	-	[redacted]	[redacted]	[redacted]
Project Grant	*21*	*113.91*	*4.1*	*19*	*381.77*	*16.6*	[redacted]	[redacted]	[redacted]
Structural Adjustment Grant	-	-	-	-	-	-	[redacted]	[redacted]	[redacted]
Special Relief Fund	*6*	*2.82*	*0.1*	*17*	*5.75*	*0.3*	[redacted]	[redacted]	[redacted]
Emergency Assistance	6	2.82	0.1	17	5.75	0.3	[redacted]	[redacted]	[redacted]
Emergency Post Conflict	-	-	-	-	-	-	[redacted]	[redacted]	[redacted]
Project Preparation Facility	-	-	-	**3**	**1.13**	**0.0**	[redacted]	[redacted]	[redacted]
SFM Debt Alleviation	-	-	-	-	-	-	[redacted]	[redacted]	[redacted]
Loans and Grants Sub-Total	**112**	**1,733.06**	**62.2**	**90**	**1,742.95**	**76.0**	**114**	**2,308.12**	**89.1**
of which ADB	*18*	*808.57*	*46.7*	*29*	*750.73*	*43.1*	*34*	*934.41*	*40.5*
ADF	*92*	*915.25*	*52.8*	*61*	*992.22*	*56.9*	*80*	*1,373.72*	*59.5*
NTF	*2*	*9.25*	*0.5*	-	-	-	-	-	-
Other Approvals:									
HIPC Debt Relief	**9**	**1,009.13**	**36.2**	**10**	**508.68**	**22.2**	[redacted]	[redacted]	[redacted]
Post Conflict Country Facility	**2**	**41.30**	**1.5**	-	-	-	[redacted]	[redacted]	[redacted]
Equity Participation	**1**	**3.21**	**0.1**	**1**	**35.11**	**1.5**	[redacted]	[redacted]	[redacted]
Public Equity	-	-	-	-	-	-	[redacted]	[redacted]	[redacted]
Private Equity	1	3.21	0.1	1	35.11	1.5	[redacted]	[redacted]	[redacted]
Guarantees	-	-	-	**1**	**6.90**	**0.3**	[redacted]	[redacted]	[redacted]
Public Guarantees	-	-	-	1	6.90	0.3	[redacted]	[redacted]	[redacted]
Private Guarantees	-	-	-	-	-	-	[redacted]	[redacted]	[redacted]
Loan Reallocations	-	-	-	-	-		[redacted]	[redacted]	[redacted]
TOTAL APPROVALS	**124**	**2,786.70**	**100.0**	**102**	**2,293.63**	**100.0**	**122**	**2,589.94**	**100.0**
of which ADB	*23*	*1,519.54*	*54.5*	*34*	*868.73*	*37.9*	*38*	*1,045.37*	*40.4*
ADF	*99*	*1,257.91*	*45.1*	*65*	*1,421.71*	*62.0*	*84*	*1,544.57*	*59.6*
NTF	*2*	*9.25*	*0.3*	*3*	*3.19*	*0.1*	-	-	-

Source: ADB Statistics Department, Economic and Social Statistics Division
- Magnitude zero
0.0 Magnitude less than 5 percent of the unit employed

Loan and Grant Approvals by Sector
In line with the Bank Group's new strategic orientations, the bulk of the UA 2.31 billion approved for sectoral projects and programs in 2006 was allocated to priority areas that are critical for promoting economic growth and reducing poverty in RMCs. The top 3 sectors that benefited from loan and grant approvals were infrastructure, finance, and the multisector, as described below.

Infrastructure projects (transportation, water supply and sanitation, power supply) accounted for the largest share of loan and grant approvals—UA 857.7 million (37.2 percent) for 32 operations—a 24.8-percent increase from UA 687.1 million for 23 operations a year earlier (Table 5.2).

As Figure 5.2 shows, the largest allocation under infrastructure went to transportation, UA 462.8 million (54.0 percent); followed by water and sanitation, UA 227.7 million (26.6 percent); and power supply, UA 167.2 million (19.5 percent).

Box 5.1 highlights one of the successful infrastructure projects financed by the Bank Group.

Figure 5.2: Distribution of Approved Financing for Infrastructure, by Subsector, 2006


Power Supply 19.5%
Water Supply & Sanitation 26.6%
Transport 54.0%

Table 5.2: Bank Group Approvals by Sector, 2006
(in millions of UA)

Sector	Loans			Grants			Loans and Grants		
	Number	Amount	%	Number	Amount	%	Number	Amount	%
Agriculture and Rural Development	9	135.74	7.5	27	104.98	21.3	[redacted]	[redacted]	[redacted]
Social	4	134.03	7.4	12	110.30	22.4	[redacted]	[redacted]	[redacted]
Education	-	-	-	*4*	*65.00*	*13.2*	[redacted]	[redacted]	[redacted]
Health	*2*	*60.00*	*3.3*	*1*	*20.00*	*4.1*	[redacted]	[redacted]	[redacted]
Other	*2*	*74.03*	*4.1*	*7*	*25.30*	*5.1*	[redacted]	[redacted]	[redacted]
Infrastructure	17	714.47	39.3	15	143.25	29.1	[redacted]	[redacted]	[redacted]
Water Supply and Sanitation	5	185.31	10.2	5	42.38	8.6	[redacted]	[redacted]	[redacted]
Power Supply	3	164.63	9.1	1	2.57	0.5	[redacted]	[redacted]	[redacted]
Communication	-	-	-	-	-	-	[redacted]	[redacted]	[redacted]
Transport	9	364.53	20.1	9	98.30	20.0	[redacted]	[redacted]	[redacted]
Finance	4	495.12	27.3	-	-	-	[redacted]	[redacted]	[redacted]
Multisector	8	280.45	15.4	16	133.85	27.2	[redacted]	[redacted]	[redacted]
Industry, mining and quarrying	2	55.93	3.1	-	-	-	[redacted]	[redacted]	[redacted]
Urban Development	-	-	-	-	-	-	[redacted]	[redacted]	[redacted]
Environment	-	-	-	-	-	-	[redacted]	[redacted]	[redacted]
Total Loans and Grants	44	1,815.73	100.0	70	492.39	100.0	114	2,308.12	100.0
Other Approvals	**8**	**281.81**	**n.a.**	-	-	**n.a.**	**8**	**281.81**	**n.a.**
HIPC Debt Relief	6	257.49	n.a.	-	-	n.a.	6	257.49	n.a.
Post Conflict Country Facility	1	15.57	n.a.	-	-	n.a.	1	15.57	n.a.
Guarantees	1	8.75	n.a.	-	-	n.a.	1	8.75	n.a.
Total Approvals	52	2,097.55	n.a.	70	492.39	n.a.	122	2,589.94	n.a.

Source: ADB Statistics Department, Economic and Social Statistics Division
- Magnitude zero
n.a. Not applicable

Box 5.1: Classified Road Network Development Project (Phase II), Tunisia

Background
The Tunisia Classified Road Network Development Project (Phase II) was approved on June 9, 1999, and was completed on December 31, 2003. The project was cofinanced by the Bank Group—with a net loan of UA 85.4 million—and the government of Tunisia.

Outcomes
981 kilometers of roads upgraded in 21 districts in Tunisia.

Impact
The project contributed to job creation and to private sector growth by expanding marketing of agricultural produce in areas where the new roads were built. It improved access to rural areas and to the canning and clothes manufacturing industries.

Remarks
Project design and implementation were highly satisfactory, with strong commitments from the government and the executing agency. AfDB supervision missions were regular and responses to identified problems were prompt. Monitoring and evaluation activities were carried out regularly, including preparation of the Bank's Project Completion Report.

Because of the remarkable success of this project, a follow-up project (Phase III) involving the upgrading of 1,025 kilometers of road, at a cost of about UA 113.6 million (US$150.0 million), is currently under implementation, and Phase IV, which involves 1,256 kilometers of road at a cost of about UA 133.3 million (US$200.0 million) has been launched.

Finance sector projects received the second largest share of loan and grant approvals—UA 495.1 million (21.5 percent) for 4 operations—compared with UA 218.6 million for 4 operations in 2005. The 2006 approvals were more than double the 2005 levels, owing to a large single loan of UA 338.0 million accorded to Egypt in support of its financial sector reform program (See Box 5.2).

Box 5.2: The Financial Sector Reform Program (FSRP), EGYPT

In 2006, the Boards approved US$500.0 million to finance a public sector program in Egypt. This is the largest single loan ever approved by the AfDB since its inception.

Objectives: The loan will (i) allow Egypt to develop an enabling environment for financial intermediation, resource mobilization, and risk management; (ii) increase private sector participation in the provision of financial services; (iii) support policy reforms to strengthen the domestic banking system and develop contractual savings system, and; (iv) strengthen the regulatory and supervisory framework for bank and non-bank financial institutions.

Amount: UA 338.0 million (US$500.0 million) in the form of a development budget support loan to the government of Egypt.

Project Period: September 2006 – 2008.

Expected Outcomes

Long-Term: Increase the contribution of the financial sector to the GDP.

Medium Term: Reduce the market share of deposits of state–owned banks from 58 percent to 48 percent by end–2007; consolidate the banking sector, with the number of banks reduced from 57 to 35 by end –2007; increase the market share of private sector banks by at least 60 percent by end-2008; reduce the ratio of non-performing loans to total loans by 50 percent by end 2008; reduce the market share of state-owned insurance companies to less than 30 percent by end-2008; and increase capitalization of the bond market by 20 percent by end-2008.

Target Group: National population

Cofinanciers

Government of Egypt	-	UA 4.39 billion
USAID	-	UA 811.2 million
World Bank	-	UA 338.0 million





Multisector activities received the third largest share of loan and grant approvals—UA 414.3 million for 24 operations—compared with UA 264.4 million for 11 operations in 2005. This 56.7 percent rise over 2005 allocations, and the substantial increase in the number of multisector activities is attributable to the Bank Group's new focus on sector rehabilitation and institutional support for capacity building, public sector management, private sector development, and good governance operations in RMCs.

Figure 5.3 presents the subsectoral breakdown of approved funding for multi-sector operations: Public sector management was allocated UA 138.2 million; budget support UA 115.0 million; governance UA 47.0 million; institutional support UA 10.5 million; and other multisector operations UA 103.6 million.

Social sector approvals also increased in volume and size, from UA 233.7 million for 27 operations in 2005 to UA 244.3 million for 16 operations in 2006—a 4.5 percent increase. Approvals for the sector represented 10.6 percent of loan and grant approvals. In terms of subsectoral breakdown, UA 80 million of the approved funding for the sector was allocated for 3 health projects (32.8 percent); UA 65.0 million for 4 education projects (26.6 percent); and UA 99.3 million (40.7 percent) for 9 other projects (social sector related operations, including gender equity, population and nutrition, as well as income generating activities). (See Figure 5.4).

Social sector projects and programs funded by the Bank Group have a positive impact on the economies of RMCs. Box 5.3 profiles a successful Bank-financed education project in Mali.

Figure 5.3: Sub-Sectoral Distribution of Approval Financing Amount for the Multi-Sector, 2006


Others 25.0%
Budget Support 27.8%
Institutional Support 2.5%
Governance 11.3%
Public Sector Mg't 33.4%

Figure 5.4: Sub-Sectoral Distribution of Approval Financing Amount for the Social Sector, 2006


Education 26.6%
Others 40.7%
Health 32.8%

Box 5.3: The Education III Project in Mali

Background: The project was approved on November 20, 1997, and signed on December 17, 1997. The loan became effective on April 12, 1999, for an initial 5-year period. The project achieved a physical implementation rate of 99.5 percent at a project cost of UA 11.1 million, with a 10 percent (UA 1.1 million) counterpart contribution from the Government of Mali. The disbursement rate was about 95 percent.

Outcomes: Construction and provision of equipment for 2 teacher-training institutes, 11 pedagogic centers in 3 regions, and 9 women's training centers. Construction of 3 vocational training centers. Rehabilitation and provision of equipment for 4 offices of the National Girls Enrolment Unit.

Impact: The project contributed to the development of vocational technical education in Mali. Youths were trained in different trades and were awarded certificates after the training. The women's training centers offered vocational training for girls and literate women.

General Remarks: Because of the resounding success of the project, communities that do not have women's training centers have requested that such facilities, which contribute to women's empowerment, be extended to them.

The Social Development Fund Project in Djibouti (Box 5.4) is another example of a successful operation financed by the Bank Group.

Box 5.4: The Social Development Fund Project in Djibouti

Background:	The project was approved on July 8, 1998, and started on the same day. Total project cost at project completion stood at UA 7.3 million (UA 6.5 million from ADF resources, and UA 0.7 million from the government of Djibouti).
Outcomes:	Community pharmacists were provided with essential drugs worth US$550,000. Health posts serving over 30,0000 inhabitants in the northern region of the country were rehabilitated, as were 7 kilometers of the water supply system. Over 1,200 women (in 16 groups) were trained in micro-finance, and 16 Project Partner Associations were formed. School supplies and equipment were provided for 7 primary schools with 850 pupils.
Impact:	The project promoted income-generating activities for 3,168 women, beneficiaries of the 16 micro-credit institutions established under the project. Overall, the project improved the socio-economic conditions of the beneficiary groups.
General Remarks:	Three of the winners of the Head of State's prize for women entrepreneurs for 2006 were members of the 16 Project Partner Associations.



Agriculture and rural development was allocated UA 240.7 million (10.4 percent of the total) for 36 operations UA 9.6 million more than the UA 231.1 million allocated for 21 operations in 2005. The modest increase in Bank Group approvals for the social and agriculture sectors in 2006, compared with approvals in 2005, reflects a major shift in the distribution of the Bank's resources and a sharper focus on infrastructure financing and multisector activities in RMCs. Box 5.5 presents an overview of a successful Bank-financed agricultural project in Uganda.

Approvals for the **industry, mining, and quarrying sector** rose to UA 55.9 million (2.4 percent of approvals) for 2 private-sector-led operations, up from UA 34.0 million for one operation in 2005 (see Table 5.2).

Cumulative Loan and Grant Approvals by Sector and by Subregion

From 1967 to 2006, the Bank Group approved 3,102 loans and grants amounting to UA 39.00 billion, including UA 2.11 billion in grants. The ADB window accounted for 57.2 percent of operations, the ADF window, 42.0 percent; and NTF resources, 0.8 percent. Figures 5.5 and 5.6 present cumulative approvals by sector and by subregion, respectively.

Box 5.5: Area-based Agricultural Modernization Project, Uganda

Background:	The Area-based Agricultural Modernization Project was approved on September 13, 2000, and started on November 1, 2003. The cost of the project was UA 22.4 million, with the Bank Group providing ar ADF loan of UA 9.7 million; the International Fund for Agricultural Developmen:, a loan of UA 9.6 million; and the government of Uganda and beneficiaries contributing UA 3.1 million.
Outcomes:	As at June 2006, about 67.2 percent of the 700 kilometers of road slated for rehabilitation had been completed, with the rest expected to be completed in December 2006.
Impact:	The project has contributed significantly to poverty reduction in rural areas by improving accessibility to markets, revamping rural economies, and increasing household incomes in rural areas.
General Remarks:	Because of the success of the project, the government is considering extending or replicating the program in other regions to consolidate project achievements.

Figure 5.5: Cumulative Bank Group Loan and Grant Approvals by Sector, 1967-2006


Industry 5.2%
Communication 2.3%
Water Supply & Sanitation 7.8%
Other Sectors 0.24%
Power Supply 9.3%
Agriculture 17.6%
Social 11.6%
Transport 16.7%
Finance 13.8%
Multisector 15.4%

Figure 5.6: Cumulative Bank Group Loan and Grant Approvals by Subregion, 1967-2006


Multiregional 4.0%
Central Africa 11.8%
North Africa 32.5%
Southern Africa 13.1%
West Africa 23.4%
East Africa 15.2%

Private Sector Development

The Bank Group stepped up action in 2006 to strengthen the private sector's capacity to support broad-based economic growth leading to poverty reduction. Indeed, approvals for the private sector, including private loan guarantees, surged to UA 278.5 million for 8 operations, from UA 180.1 million in 2005. This significant 54.6 percent increase is attributable to the substantial 95.3 percent rise in private non-publicly guaranteed loans—from UA 138.1 million in 2005 to UA 269.7 million (25.8 percent of ADB approvals) in 2006 (see Table 5.1). Other initiatives to support the creation of an enabling environment for private sector development in RMCs include the development of programs to ease SME access to investment financing; continuation of efforts to launch the Bank's second Africa Women in Business Program in Cameroon; the preparation of a private sector country profile for South Africa; and the establishment of a task force to prepare the Bank Group's Assistance Strategy for Subregional Development Finance Institutions.

Crosscutting Activities

In line with directives from its stakeholders, the Bank Group put a high premium on mainstreaming crosscutting issues such as gender equity, particularly through the socio-economic empowerment of women; environmental protection, and good governance.

Gender Mainstreaming Activities

In 2006, the Bank Group conducted the mid-term review of its Gender Plan of Action to determine progress, gaps, challenges, and the way forward. The review highlighted areas where gender-mainstreaming actions have been taken, and where gender perspectives have been incorporated into the Bank's major thematic and sector policies. These include the micro-credit policy; human resource management policies, notably a sexual harassment policy; the integration of gender analysis into programming tools; and improved gender analysis in RB CSP documents. The review also identified areas that require further action: scaling up the development of gender mainstreaming tools; putting in place a process to ensure staff accountability in gender mainstreaming at all levels; and ensuring gender-sensitive compliance.

In 2006 as well, guidelines for mainstreaming gender into the education and agriculture and rural development sectors were completed. The gender profile for Namibia was finalized, and that of Angola should be completed in 2007. Table 5.3 shows the status of gender profiles for other RMCs. Overall, a large majority of Bank Group projects approved in 2006 sought to promote women's economic power and opportunities by ensuring the participation of women in development activities.

Environmental Management

Because of growing concerns about climate change, in 2006 the Bank Group introduced innovative operational measures to mainstream environmental and social issues into its policy dialogue and project cycle activities and to consolidate its operations in the environmental and natural resources sectors. Specifically, environmental management issues featured prominently in policy dialogue during the preparation of *Results-based Country Strategy Papers* (RB-CSPs) for Egypt, Ethiopia, Eritrea, Gabon, Morocco, and Tunisia. Within the framework of the Paris Declaration on Aid Effectiveness, the AfDB participated in the preparation of *Equivalence Studies on Environmental Impact Assessments* and applied the assessment to the country systems process in Ghana and Uganda.

Other environmental management activities undertaken during 2006 include the streamlining of the ESAP and the establishment of an institutional Joint-Initiative between GTZ and the AfDB in the Maghreb countries and Mauritania for effective implementation of the ESAP; the review of *Environmental and Social Guidelines on Lines of Credit to Financial Intermediaries*;

Table 5.3: RMC Gender Profiles—Developed and Planned

Gender profiles developed in 2006	Gender profile - developed but not submitted to the Board	Gender profiles planned for 2007	Gender profiles developed during ADF-X (2005 to date)
Namibia July 2006	Ghana Country Gender Profile is being finalized for submission to the Board in 2007	Guinea Bissau Equatorial Guinea Cape-Verde	Country Gender profiles developed and submitted to the Board in 2004: Ethiopia, Mozambique, Tanzania, Niger, Sierra Leone, and Uganda
Angola completed in November 2006		Swaziland Rwanda Eritrea Kenya South Africa	Country Gender profiles developed and submitted to the Board in 2005: Malawi, Lesotho, and Zambia
			Angola and Nambia Country Gender Profiles developed and submitted to the Board in November & July 2006, respectively

and the preparation of handbooks on Rain Water Harvesting and Wetlands, with support from the Multi-Donors' Water Partnership Program. Strengthening the capacity of key staff responsible for environmental issues was made a requirement for the approval of lines of credit to commercial banks.

Five Strategic Environmental and Social Assessment studies were also undertaken during the preparation of multinational and national operations in 2006. These studies aimed to ensure that environmental considerations are fully addressed in the programming and project processing cycles. In line with the requirements of the Extractive Industries Review, appraisals of large-scale mining projects approved in 2006 included robust community development action plans. As well, the Bank Group participated in the preparation of the Strategic Investment Program (SIP) of TerrAfrica, a multi-partner platform established to scale-up the mainstreaming and financing of country-driven sustainable land management approaches.

Promotion of Good Governance

In line with its mandate under NEPAD, the Bank Group plays a leader role in promoting good banking and financial governance in Africa. The Bank's guiding principle is a zero-tolerance policy on fraud and corruption, whether perpetrated by Bank staff or occurring in connection with projects, programs, and equity financed by the Bank Group. To this end, in 2006 the Bank Group adopted a proposal to "Establish an Anti-corruption and Fraud Investigation Function" as a core part of its policy on good governance. As well, a new Anti-corruption and Fraud Division was set up in the Office of the Auditor-General to handle all matters relating to corruption and fraud, and a new department in charge of governance was created under the new organizational structure.

As part of the implementation of the Bank's good governance practices, management prepared and submitted updated *"Guidelines for Financial Management and Financial Analysis"* of projects for approval by the Boards. When approved in 2007, these guidelines will help improve the efficiency of Bank activities in support of best practices on financial governance of projects/programs. The guidelines will also enhance the Bank's contribution to RMCs' efforts to ensure better project design, delivery, and impact.

Building a sound governance environment that supports reforms and private sector development remains at the heart of the Bank's strategy in its RMCs. To support the African Peer Review Mechanism, the Bank Group implemented 9 Country Governance Profiles (CGPs) in 2005, submitted 3 CGPs to the Board in 2006, and has 9 other CGPs in the pipeline for approval in 2007, as highlighted in Table 5.4.

Table 5.4: Status of Country Governance Profiles

CGP submitted to the Board in 2006	CGP completed in 2006, but not yet submitted to the Board	CGP planned for 2007
Lesotho	The Gambia	Rwanda
Zambia	Nigeria	Namibia
Mozambique	Botswana	Sierra Leone
	Sao Tome	Ghana
		Togo
		Angola
		Burundi
		Niger
		Morocco
		Cameroon

Compliance Review and Mediation Unit

The Compliance Review and Mediation Unit (CRMU) is the focal point of the Independent Review Mechanism (IRM) of the AfDB.

The IRM, which came into force in 2006 was established to allow people adversely affected by a Bank-financed project to (i) request the Bank Group to undertake a compliance review to verify the Bank's complience with its own policies and procedures; or (ii) to engage in a mediation exercise with the affected people. Major achievements in this area in 2006 included (i) the appointment of the director and secretarial staff for CRMU, (ii) the launching of the IRM website, which is integrated with the Bank Group's main website; (iii) the production of a brochure for people living in areas where the Bank Group is financing projects, and the wide distribution of this brochure to field offices, Operations Complexes, and NGOs; and (iv) discussions with NGOs with special interest in the accountability of MDBs.

At a seminar organized on November 21, 2006, in Tunis, representatives of the World Bank's Inspection Panel, the Asian Development Bank's Compliance Review Panel, and the Bank Group presented samples of past cases investigated by these institutions. The seminar was attended by about 40 participants. The Bank Group also participated in the meeting on Accountability and Recourse Mechanisms of International Financial Institutions in Montreal, Canada, from May 18 to 19, 2006. As well, during the year, the Director of CRMU undertook a fact-finding visit to strengthen partnership with the World Bank's Inspection Panel and the International Finance Corporation's Compliance Adviser/Ombudsman.

THE AFRICAN DEVELOPMENT BANK

Operations

The ADB window is the Bank Group's non-concessional lending arm, through which it supports development activities in 13 creditworthy RMCs and in 2 blend countries. The latter, Nigeria and Zimbabwe, are also eligible for concessional financing from the ADF window. Specifically, the ADB mobilizes financial resources from international capital markets to finance key operations and viable private sector activities in eligible RMCs. Through its Special Relief Fund (SRF), it provides emergency assistance to RMCs that are in post-conflict situations or are affected by natural disasters and major external shocks.

Approvals for ADB operations increased significantly in 2006, rising 20.9 percent—from UA 868.7 million in 2005 to UA 1.05 billion in 2006. This pronounced increase was mainly driven by the Financial Sector Reform Program for Egypt (UA 338.0 million), the biggest project approved by the Bank Group since its inception. It was also due, in part, to the sharp rise in policy-based lending and in private sector operations. Table 5.5 shows that approvals in 2006 were for 13 project lending operations (UA 926.2 million); 4 technical assist-

Table 5.5: ADB Approvals by Financing Instrument, 2004-2006
(in millions of UA)

Financing Instrument	2004			2005			2006		
	Number	Amount	%	Number	Amount	%	Number	Amount	%
Project Lending	**9**	**417.00**	**27.4**	**10**	**597.25**	**68.8**	[illegible]	[illegible]	[illegible]
Public and Publicly -Guaranteed	*5*	*255.84*	*16.8*	*6*	*459.16*	*52.9*	[illegible]	[illegible]	[illegible]
Project Loans	4	243.03	16.0	5	321.18	37.0	[illegible]	[illegible]	[illegible]
Sector Investment and Rehabilitation	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]
Lines of Credit	1	12.81	0.8	1	137.98	15.9	[illegible]	[illegible]	[illegible]
Private Non-Publicly Guaranteed	*4*	*161.17*	*10.6*	*4*	*138.01*	*15.9*	[illegible]	[illegible]	[illegible]
Project Loans	-	-	-	2	64.32	7.4	[illegible]	[illegible]	[illegible]
Lines of Credit	4	161.17	10.6	2	73.78	8.5	[illegible]	[illegible]	[illegible]
Policy-Based Lending	**3**	**388.74**	**25.6**	**2**	**147.73**	**17.0**	[illegible]	[illegible]	[illegible]
Sector Adjustment	1	207.75	13.7	1	49.97	5.8	[illegible]	[illegible]	[illegible]
Structural Adjustment	2	180.99	11.9	1	97.76	11.3	[illegible]	[illegible]	[illegible]
Grants	-	-	-	-	-	-	[illegible]	[illegible]	0.8
Technical Assistance	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]
Project Cycle Activities	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]
Institutional Support	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]
of which Private Sector	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]
Middle Income Countries Grant	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]
Special Relief Fund	*6*	*2.82*	*0.2*	*17*	*5.75*	*0.7*	[illegible]	[illegible]	[illegible]
Emergency Assistance	6	2.82	0.2	17	5.75	0.7	[illegible]	[illegible]	[illegible]
Emergency Post Conflict	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]
Debt and Debt Service Reduction	**4**	**707.77**	**46.6**	**3**	**75.99**	**8.7**	[illegible]	102.21	9.8
SFM Debt Alleviation	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]
HIPC Debt Relief	4	707.77	46.6	3	75.99	8.7	[illegible]	[illegible]	[illegible]
Equity Participation	**1**	**3.21**	**0.2**	**1**	**35.11**	**4.0**	[illegible]	[illegible]	[illegible]
Public Equity	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]
Private Equity	1	3.21	0.2	1	35.11	4.0	[illegible]	[illegible]	[illegible]
Guarantees	-	-	-	**1**	**6.90**	**0.8**	[illegible]	8.75	0.8
Public Guarantees	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]
Private Guarantees	-	-	-	1	6.90	0.8	[illegible]	[illegible]	[illegible]
Loan Reallocations	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]
TOTAL APPROVALS	**23**	**1,519.54**	**100.0**	**34**	**868.73**	**100.0**	**38**	**1,045.37**	**100.0**

Source: ADB Statistics Department, Economic and Social Statistics Division
- Magnitude zero
0.0 Magnitude less than 5 percent of the unit employed

ance grants (UA 2.4 million); 17 emergency assistance grants under the Special Relief Fund (UA 5.8 million); 3 debt relief operations under the enhanced HIPC Initiative (UA 102.2 million); and 1 private guarantee (UA 8.8 million). Technical assistance grants, provided under the Middle Income Countries (MIC) Facility, support project cycle and institutional activities in beneficiary RMCs. This is the first time that this new financing instrument is being used by the ADB window to provide assistance to RMCs.

In terms of **sectoral distribution**, the top 3 sectors received more than 84 percent of loans and grants: Finance received the largest share (53.0 percent), followed by infrastructure (23.9 percent); and multisector (7.8 percent). The distribution for the remaining sectors ranged from 6.6 percent for the social sector to 2.7 percent for agriculture and rural development (see Table 5.6). The dominance of finance, infrastructure, and multisector operations reflects a higher demand for financing in the areas of financial sector reform, infrastructure development, and public sector management to spur growth in RMCs.

Public Sector Operations

Public sector operations—comprising all project loans and grants—and other approvals (excluding private sector operations) continued to play a dominant role in ADB operations in 2006. In total, UA 664.7 million was approved for 28 projects and programs (representing 71.1 percent of approvals for operations). The public sector operations comprised 2 policy-based loans amounting to UA 411.2 million, or 44 percent of all loan and grant approvals during the year (see Table 5.5). The dominance of policy-based operations, lines of credit, and project loans—99 percent of approvals—reflect their role as the main financing instrument used to support the implementation of government economic reform policies and to create the physical, financial, and social infrastructure necessary for sustainable development and poverty reduction.

Table 5.6: ADB Approvals by Sector, 2004-2006
(in millions of UA)

Sector	2004			2005			2006		
	Number	Amount	%	Number	Amount	%	Number	Amount	%
Agriculture and Rural Development	2	22.87	2.8	2	23.11	3.1	[redacted]	[redacted]	[redacted]
Social	4	1.35	0.2	18	55.71	7.4	[redacted]	[redacted]	[redacted]
Infrastructure	4	429.28	53.1	3	270.80	36.1	[redacted]	[redacted]	[redacted]
Water Supply and Sanitation	1	56.51	7.0	-	-	-	[redacted]	[redacted]	[redacted]
Power Supply	-	-	-	3	270.80	36.1	[redacted]	[redacted]	[redacted]
Communication	-	-	-	-	-	-	[redacted]	[redacted]	[redacted]
Transport	3	372.76	46.1	-	-	-	[redacted]	[redacted]	[redacted]
Finance	5	173.98	21.5	3	211.76	28.2	[redacted]	[redacted]	[redacted]
Multisector	3	181.09	22.4	1	97.76	13.0	[redacted]	[redacted]	[redacted]
Industry, mining and quarrying	-	-	-	1	33.96	4.5	[redacted]	[redacted]	[redacted]
Urban Development	-	-	-	-	-	-	[redacted]	[redacted]	[redacted]
Environment	-	-	-	1	57.63	7.7	[redacted]	[redacted]	[redacted]
Total Loans and Grants	18	808.57	100.0	29	750.73	100.0	34	934.41	100.0
Other Approvals	**5**	**710.97**	**n.a.**	**5**	**118.00**	**n.a.**	**4**	**110.96**	**n.a.**
HIPC Debt Relief	4	707.77	n.a.	3	75.99	n.a.	3	102.21	n.a.
Equity Participation	1	3.21	n.a.	1	35.11	n.a.	-	-	n.a.
Guarantees	-	-	n.a.	1	6.90	n.a.	1	8.75	n.a.
Total Approvals	23	1,519.54	n.a.	34	868.73	n.a.	38	1,045.37	n.a.

Source : ADB Statistics Department, Economic and Social Statistics Division
- Magnitude zero
n.a. Not applicable

Figure 5.7: ADB Public Sector Approvals, 2006
(in millions of UA)


Egypt
Morocco
Tunisia
Multinational
Other Countries*
0
50
100
150
200
250
300
350
400
450

*For Emergency Relief operations in Djibouti, Egypt, Ethiopia, Sudan, Tanzania, Nigeria, Kenya, Somalia, Guinea-Bissau and HIPC Debt Relief in Malawi, Congo and Cameroon

Figure 5.8: ADB Private Sector Approvals, 2002-2006
(in millions of UA)


300
250
200
150
100
50
0
2002
2003
2004
2005
2006
Loans
Equity Investment
Guarantee

Under the ADB window, 17 emergency assistance grants were also approved to support RMCs affected by drought; prevent and combat the avian influenza; and fight the cholera epidemic. In addition, debt relief (amounting to UA 102.2 million) was approved for Cameroon, Congo and Malawi. Figure 5.7 presents ADB public sector approvals by country.

Private Sector Operations

In 2006, the ADB approved 7 private sector operations: 4 project loans, 3 lines of credit, and 1 private guarantee aimed at supporting the financial sector (see Figure 5.8).

The 4 loans were for Cut Flowers (Swaziland), Kwale Mineral Sands (Kenya), Lumwana Copper Mining Company Ltd (Zambia), and AES-SONEL S.A. (Cameroon). The 3 lines of credit were extended to Access and Zenith Banks in Nigeria; and DBSA, South Africa and the private guarantee to the Growth-Oriented Women's Enterprises Development Program (Cameroon). Most importantly, the upward trend in the average size of projects continued, with approvals rising from UA 31 million per project in 2005 to UA 35 million in 2006.

Cumulative ADB Loan and Grant Approvals by Sector and by Subregion

From 1967 to 2006, the ADB approved 965 loans and grants amounting to UA 22.30 billion. These include 78 non-publicly guaranteed private sector operations for UA 1.44 billion. Figure 5.9 presents the sectoral distribution of cumulative approvals, with infrastructure, including transport, power supply, communication and water accounting for the largest share, 38.5 percent; followed by finance, 22.6 percent; multisector, 13.8 percent; and agriculture, 11.8 percent. Industry and the social sector received 8.1 and 5.2 percent, respectively.

In terms of subregional distribution of cumulative approvals, North Africa received the largest share, 53.3 percent, well above the combined share of West Africa, Southern Africa, Central Africa and East Africa, which stood at 44.5 percent. Multiregional projects received only 2.2 percent (see Figure 5.10).

Profiles of projects and programs approved under the ADB window in 2006 are presented below.

Figure 5.9: Cumulative ADB Loan and Grant Approvals by Sector, 1967-2006


Social
5.2%
Communication
3.4%
Water Supply & San.
7.2%
Finance
22.6%
Industry
8.1%
Power Supply
12.5%
Transport
15.4%
Agriculture
11.8%
Multisector
13.8%

Figure 5.10: Cumulative ADB Loan and Grant Approvals by Subregion, 1967-2006


East Africa
5.2%
Multiregional
2.2%
Central Africa
9.9%
North Africa
53.3%
Southern Africa
13.1%
West Africa
17.7%

Profiles of ADB Approved Projects and Programs in 2006
(in millions of UA)

Country	Project	Total Cost	Loan	Grant
Agriculture & Rural Development				
Djibouti	*Humanitarian Emergency Assistance for Prevention of Avian Flu* Assistance to support the preparatory phases of the animal and human health components, ensure coordination and integrated management of operations at the national level; put in place a disease surveillance and early warning system, and; strengthen the analytical capacities of national laboratories by providing essential medication and equipment, and training human resources.	N.A.		0.33
Egypt	*Emergency Assistance to Support Government Initiatives on Combating Avian Influenza* Support to strengthen national capacity to maintain functional laboratories and to prepare long-term plans and programs for bio-containment and control of the spread of the disease. The 2 main components are human and animal health.	N.A.		0.34
Ethiopia	*Humanitarian Emergency Assistance to the 2006 Drought-affected Communities* Assistance aimed at providing emergency water and sanitation supplies to the Somali and Oromia regions of southeastern Ethiopia. The primary beneficiaries are schools and health facilities serving populations affected by the growing drought.	N.A.		0.34
Kenya	*Humanitarian Emergency Assistance to the 2006 Drought-Affected Communities* Assistance to alleviate the suffering of drought victims in Kenya. The relief food assistance targets vulnerable individuals and households, including school children, with the primary objective of saving lives and preserving livelihoods.	N.A.		0.35
Nigeria	*Emergency Assistance to Support Government Initiatives on Combating Avian Influenza* Support for the fight against avian influenza in Nigeria. The assistance aims to strengthen national capacity to maintain functional laboratories and to prepare long-term plans and programs to contain and control the spread of the pandemic.	N.A.		0.35
Sudan	*Emergency Assistance to Support Government Initiatives on Preparedness to Combat Avian Influenza in 2006* Assistance to strengthen Sudan's capacity to combat avian influenza. The assistance aims to strengthen national capacity to maintain functional laboratories and to prepare long-term plans and programs to contain and control any outbreak of the pandemic. The 2 main components are human and animal health.	N.A.		0.33
Swaziland	*Cut Flower** **Objective:** Enhance agricultural output and outgrowers' incomes, and generate foreign exchange. The project involves (i) establishing a 20-ha greenhouse for the cultivation of roses; (ii) building a shade house for outgrower farmers to cultivate supplementary plants; (iii) constructing a 50 m x 4.5 m service building to house a flower grading hall, cold store, dispatch room, and administration block; and (iv) providing a staff welfare building. **Expected outcomes:** Cultivation of roses and supplementary crops on 40 ha of land; emergence of outgrower farmers capable of sustaining agricultural production; increased export trade in agricultural commodities.**Cofinanciers:** German Finance Company for Investment in Developing Countries (DEG): UA 5.50 million.	11.00	5.50	
Tanzania	*Humanitarian Emergency Assistance to the 2006 Drought-Affected Communities* Support to assist vulnerable individuals and households, including school children, with the objective of saving lives and preserving livelihoods. The Bank's contribution will be used to buy about 1000 MT of cereals.	N.A.		0.34
Tunisia	*Integrated Agricultural Development* **Objective:** Promote sustainable agricultural development by strengthening rural infrastructure, developing participatory agriculture, and strengthening the capacity of administrative services and of beneficiary organizations. The project involves building access roads, laying down water supply networks, creating irrigated perimeters, constructing soil and water preservation works and forestry works. **Expected outcomes:** Increased production of market garden produce, fruits, meat and milk and strengthened management of natural resources. **Cofinanciers:** Government (UA 6.35 million); Beneficiaries (UA 6.06 million); Micro Credit Associations (UA 0.16 million).	27.28	14.73	

* Private Sector operation

Country	Project	Total Cost	Loan	Grant
Multinational	*Humanitarian Emergency Assistance to Support Government Initiatives on Preparedness to Combat Avian Influenza for one Affected Country (Niger) and 6 Countries at High Risk (Benin, Burkina Faso, Cameroon, Chad, Ghana and Togo)* Support for (1) preparation of a Bird Flu Emergency Plan and enhancement of preparedness to combat the avian flu in the event of an outbreak in the 7 countries; (2) strengthening national capacity to maintain functional laboratories and prepare long-term plans and programs to contain and control the spread of the pandemic in case of an outbreak. Grant amount for each country: UA 0.34 million.	N.A		2.38
Multinational	*Humanitarian Emergency Assistance to Support Government Initiatives on Preparedness to Combat Avian Influenza -Mali and Côte d'Ivoire* Support to strengthen national capacities by providing functional laboratories and preparing long-term plans to contain and control the spread of the pandemic in the event of an outbreak. The 2 main components are animal and human health.	N.A		0.34
FINANCE				
Egypt	*Financial Sector Reform Program* **Objective:** Develop an efficient, competitive, and market-based financial system to better serve Egypt's development and growth objectives. The program will enhance efficiency in financial intermediation and risk management; and build safe and sound banking and non-banking financial sectors through comprehensive structural and financial reforms that will accelerate economic growth and development. **Expected outcomes:** Strengthened private sector ownership and financial sector control; improved efficiency in financial sector intermediation and in the performance of the banking system; enhanced growth and efficiency in the insurance sector; and deepened capital market. Egypt positioned as a financial hub within the MENA region. **Cofinanciers:** USAID (UA 811.16 million); World Bank (UA 337.98 million); Government (UA 4.39 billion)	5,877.88	337.98	
Nigeria	*Line of Credit to Access Bank PLC** **Objective:** Improve supply of long term foreign exchange currency lending to Nigerian corporate and SMEs clients, primarily in the infrastructure sector, by developing the domestic financial sector and capital markets. Improve competitiveness and operational efficiency. **Expected outcomes:** Increase in Access Bank's term lending portfolio to term loans in USD from 13% to 18%. Access Bank's market share increased from 6% to 10% by 2008. **Cofinanciers:** None	N.A.	23.21	
Nigeria	*Second Line of Credit to Zenith Bank PLC** **Objective:** Increase Zenith Bank's term lending portfolio to term loans in USD from 0% to 10% portfolio. Improve the availability of medium and long term funding in foreign currency to finance SME development, strengthen the local capital markets. **Expected outcomes:** Bank's portfolio of term loans increases by 6% in 2006. The Line of credit will be utilized to finance infrastructure projects, corporate and SMEs in the agribusiness, energy, telecommunications manufacturing and extractive industries. **Cofinanciers:** None	N.A.	66.32	
Multinational	*SADC-Regional Infrastructure Development Facility to the Development Bank of Southern Africa Limited (DBSA)** **Objective:** Increase support for the development and expansion of infrastructure and related development projects. **Expected outcomes:** US$100 million and technical assistance grant of US$1 million made available to infrastructure development enterprises in SADC and for capacity building at sub-project level, respectively. **Cofinanciers:** None	N.A.	67.60	

* Private Sector operation

Country	Project	Total Cost	Loan	Grant
INDUSTRY				
Kenya	*Kwale Mineral Sands** **Objective:** Develop large-scale mining production and export of titanium minerals. The project involves dry mining and processing of titanium-bearings sand for production and sale of ilmenite, rutile and zircon, FOB from Likoni Port, Mombassa. **Expected outcomes:** Increase in government fiscal revenue, and in Kenya Power & Lighting Corporation and Kenya Port Authority revenues; Creation of indirect and direct business and job opportunities for women. Rehabilitation of mine site. **Cofinanciers:** Standard Chartered Bank (UA 27.04 million); WestLB (UA 18.25 million); Caterpillar Finance Bank (UA 8.79 million).	81.12	27.04	
Zambia	*Lumwana Copper-Lumwana Mining Company Ltd**. **Objective:** Develop large-scale mining and export of copper. The project involves the development of an opencast mine; and the construction of a copper concentrate processing plant, a transmission line from Solwezi to Lumwana, water dam and tailings storage facilities, and associated infrastructure. **Expected outcomes:** Increase in government revenue, and in Zambia Electricity Supply Corporation annual revenue; creation of direct and indirect business and job opportunities for women. New town developed and mine site rehabilitated. **Cofinanciers:** ECA (ECIC) (UA 58.45 million); Commercial Banks (UA 54.42 million); Hermes (UA 36.36 million); EFIC (UA 28.89 million); EIB (UA 14.54 million); EIB/KfW (UA 14.54 million); FMO (UA 10.91 million); DEG (UA 10.91 million); OPEC (UA 7.27 million).	265.18	28.89	
MULTISECTOR				
Morocco	*Public Administration Reform Support Program - Phase II (PARSP II)* **Objective:** Improve government efficiency in budget and human resource management; and contain the public wage bill. **Expected outcomes:** improved business environment; budget deficit significantly reduced from 5.7% of GDP in 2005 to 3.7% in 2007; wage bill reduced from 12.8% in 2004 to 11.5% in 2008 and recurrent expenditure from 23% in 2003 to 22.6% in 2007. **Cofinanciers:** World Bank (UA 84.92 million); European Union (UA 15.93 million).	N.A	73.20	
POWER SUPPLY				
Cameroon	*AES-SONEL S.A.-Post-Privatization Investment Program for 2005-2009** **Objective:** Improve service quality; satisfy existing and potential demand in the concession area; reduce operating costs, prepare the company for separation of its assets and increase production supply by diversifying facilities. The program includes dam safety, investments in generation, transmission, distribution, and in other projects. **Expected outcomes:** Network losses reduced from 29.3% in 2004 to 15% by 2021; Rate of non-distributed energy improved from 5.1% in 2004 to 0.4 % in 2021; diversification of production facilities improved by raising thermal power from 5% of energy produced in 2005 to 38%in 2021; recovery rate improved from 86.1% in 2004 to 90%by 2009; 50 000 customers connected per year. **Cofinanciers:** International Finance Corporation (UA 46.87 million), Proparco (UA 12.78 million), DEG (UA 8.52 million), EIB (UA 46.87 million).	166.17	51.13	
SOCIAL				
Egypt	*Social Fund for Development of Micro & Small Enterprises Support* **Objective:** Create sustainable jobs and increase income-generating opportunities for the working poor. The project includes a line of credit to provide loans to commercially viable micro- and small enterprises (MSEs) and technical assistance to develop and enhance key business skills in MSEs. **Expected outcomes:** Creation of a business and regulatory framework that is conducive for MSE growth and development; improved institutional capacity of SFD and financial intermediaries for MSE financing; increase in number of MSEs with access to financing from 10 % to at least 35 % in 2011. **Cofinanciers:** Government (UA 0.04 million).	59.67	59.03	0.60
Guinea Bissau	*Humanitarian Emergency Assistance to Fight Against the Cholera Epidemic* Assistance to improve early response to cases and develop health prevention and promotion activities. The assistance comprised 2 components: strengthening technical and material capacities for rapid treatment of cases and social mobilization, and raising the awareness of populations to control the spread of the epidemic.	N.A.		0.35

* Private Sector operation

Country	Project	Total Cost	Loan	Grant
Morocco	*Technical Assistance. for the « Caisse Nationale des Organismes de Prévoyance Sociale » (CNOPS)* **Objective:** Implement a global communications strategy aimed at public sector policyholders and public authorities involved in Compulsory health Insurance (CHI) implementation and institute a modern and efficient CHI management system within CNOPS. **Expected outcomes:** Healthcare providers, beneficiaries, and public authorities informed of the law instituting CHI and of the rights and obligations of stakeholders in the process; and efficient management of CHI services by CNOPS. **Cofinanciers:** Government (UA 0.17 million)	0.77		0.60
Morocco	*Technical Assistance. for the "Health Insurance" (ANAM)* **Objective:** Set up a global information system allowing standardization of the information generated through the management of the different health insurance schemes and production of reliable financial and operations statistics for all the actors of the system. **Expected outcomes:** Effective establishment of a global information system, standardization of information, and production of reliable financial and operation statistics on a regular basis. **Cofinanciers:** Government (UA 0.23 million).	0.83		0.60
Somalia	*Emergency Food Assistance for the Benefit of Somalia Communities Affected by the 2006 Drought* Assistance to help alleviate the suffering of drought victims in Somalia. The relief food assistance targeted vulnerable individuals and households with the primary objective of saving lives and preserving livelihoods, and was distributed through programming categories such as food security, health and nutrition.	N.A.		0.35
TRANSPORTATION				
Egypt	*Technical Assistance for the Sohag-Hurghada Road Study* **Objective:** Determine the best social, technical, environmental, cost-effective option in upgrading the existing desert road to a paved road (260 km). The project will undertake an economic feasibility study; prepare preliminary engineering designs, environmental impact assessment and socio-economic studies for the entire road as well as detailed engineering designs, cost estimates and tender documents for the 2 roads. **Expected outcomes:** Preliminary engineering and feasibility reports completed; detailed engineering reports completed; tender documents prepared. **Cofinanciers:** Government (UA 0.07 million).	0.67		0.60
Morocco	*Construction of Marrakech-Agadir Motorway* **Objective:** Help build transportation capacity between Marrakech and Agadir and improve the living conditions of communities in the project area through the development of productive activities. Reduce vehicle operation costs and improve transportation safety. The project comprises the construction of 233.5 km of motorway (consisting of two 7 m-wide carriageways, a 2.5 emergency lane, a 1-metre bern, a 5 m central reserve and two 1m shoulders) linking Marrakech to Agadir,. **Expected outcomes:** Decrease in vehicle operating costs and in travel time between Marrakech and Agadir; improved road safety between Marrakech and Agadir; creation of employment (2000 temporary jobs along the motorway project during the works phase and, thereafter, about 250 more sustainable jobs). **Cofinanciers:** IsDB (UA 73.27 million); AFESD (UA 137.95 million); JBIC (UA 104.61 million); KFAED (UA 34.49 million); ADM (UA 132.85 million).	589.09	101.92	
WATER SUPPLY & SANITATION				
Morocco	*Ninth Drinking Water Supply & Sanitation Project* **Objective:** Sustainably improve rural water supply, notably in the provinces of Kénitra, Chefchaouen, Settat and Azilal; improve waste water management in the province of Khouribga. The project will focus on improving access to drinking water for rural populations, drinking water distribution, and gray water management in rural areas; waste water treatment in Khouribga, Oued Zem, and Boujaad, and technical assistance and support for project implementation. **Expected outcomes:** Over 350,000 inhabitants in the provinces concerned have access to drinking water supply, and management of their waste water improved; collection and treatment of waste water discharged by an estimated urban population of 300 000 inhabitants. **Cofinanciers:** ONEP and beneficiary Councils (UA 34.59 million).	104.20	69.61	

* Private Sector operation

Country	Project	Total Cost	Loan	Grant
OTHER APPROVALS				
Cameroon	*HIPC Debt Relief* Help reduce Cameroon's external debt to sustainable levels and encourage the use of the savings made under debt alleviation for poverty reduction activities.	62.26		
Congo Republic	*HIPC Debt Relief* **Objective:** Help reduce Congo's external debt to sustainable levels and encourage the use of the savings made under debt alleviation for poverty reduction activities.	26.54		
Malawi	*HIPC Debt Relief* **Objective:** Help reduce Malawi's external debt to sustainable levels and encourage the use of the savings made under debt alleviation for poverty reduction activities	13.41		
Cameroon	*Growth-Oriented Women Enterprises Development Program (Guarantee)** **Objective:** Encourage and facilitate access to financing for women's enterprises; strengthen good governance among women entrepreneurs and reinforce the capacities of associations of women entrepreneurs; build the capacities of service providers (BDS) and support institutions for VSE and SMEs to provide appropriate target services; build the capacities of commercial banks to develop appropriate financial instruments for VSE/SMEs, provide them with a credit-scoring tool and raise the awareness of their customers about principles of good governance. The program includes partial guarantees to local banks for women's enterprises and technical assistance to build the capacities of the program's customers and the stakeholders.	8.76		

* Private Sector operation

THE AFRICAN DEVELOPMENT FUND

Operations

The ADF window is the Bank Group's concessional lending arm for 38 RMCs that cannot borrow at market rates under the ADB window. Nigeria and Zimbabwe, the 2 blend countries, are also eligible for ADF financing. ADF resources are allocated for investment in basic economic and human development projects based on the following criteria: country creditworthiness, per capita GNI, and country performance using the enhanced Performance-Based Allocation (PBA) system as recommended by ADF Deputies. The resources are intended to accelerate broad-based, equitable, sustainable economic growth and social development, with the overall goal of reducing poverty.

ADF loan and grant approvals for operations financing rose from UA 992.2 million for 61 operations (in 24 countries and 5 multinational projects) in 2005 to UA 1.37 billion for 80 operations in 32 countries. These include 20 multinational projects and 1 project preparation facility advance of UA 0.30 million. The average size of projects also increased by 5.4 percent. In addition to the loans and grants, the Fund also approved UA 155.3 million in HIPC debt relief for Cameroon, Republic of Congo, and Malawi, as well as UA 15.6 million in arrears clearance for CAR under the PCCF. Overall, approvals under the ADF window in 2006 totaled UA 1.54 billion, an 8.5 percent increase from the Fund's commitment level of UA 1.42 billion in 2005 (see Table 5. 7).

Table 5.7: ADF Approvals by Financing Instrument, 2004-2006
(in millions of UA)

Financing Instrument	2004			2005			2006		
	Number	Amount	%	Number	Amount	%	Number	Amount	%
Project Lending	**28**	**487.16**	**38.7**	**20**	**449.56**	**31.6**	[illegible]	[illegible]	[illegible]
Public and Publicly -Guaranteed	*28*	*487.16*	*38.7*	*20*	*449.56*	*31.6*		[illegible]	[illegible]
Project Loans	27	451.16	35.9	20	449.56	31.6		[illegible]	
Sector Investment and Rehabilitation	1	36.00	2.9	-	-	-		[illegible]	
Lines of Credit	-	-	-	-	-	-			
Private Non-Publicly Guaranteed	-	-	-	-	-	-			
Project Loans	-	-	-	-	-	-			
Lines of Credit	-	-	-	-	-	-			
Policy-Based Lending	**10**	**214.22**	**17.0**	**4**	**127.00**	**8.9**		[illegible]	[illegible]
Sector Adjustment	1	2.50	0.2	-	-	-			
Structural Adjustment	9	211.72	16.8	4	127.00	8.9		[illegible]	
Grants	**54**	**213.87**	**17.1**	**34**	**414.53**	**29.2**	[illegible]	[illegible]	[illegible]
Technical Assistance	*33*	*99.96*	*8.1*	*15*	*32.76*	*2.3*		[illegible]	
Project Cycle Activities	10	22.22	1.8	4	7.81	0.5		[illegible]	[illegible]
of which Private Sector	-	-	-	-	-	-		[illegible]	
Institutional Support	23	77.74	6.2	11	24.96	1.8		[illegible]	[illegible]
of which Private Sector	1	1.60	0.1	-	-	-			
Project Grant	*21*	*113.91*	*9.1*	*19*	*381.77*	*26.9*		[illegible]	
Structural Adjustment Grant	-	-	-	-	-	-		[illegible]	
Project Preparation Facility	-	-	-	**3**	**1.13**	**0.1**		[illegible]	[illegible]
Debt and Debt Service Reduction	**7**	**342.67**	**27.2**	**4**	**429.49**	**30.2**		[illegible]	
SFM Debt Alleviation	-	-	-	-	-	-			
HIPC Debt Relief	5	301.37	24.0	4	429.49	30.2		[illegible]	
Post Conflict Country Facility	2	41.30	3.3	-	-	-		[illegible]	
Loan Reallocations	-	-	-	-	-	-			
TOTAL APPROVALS	**99**	**1,257.91**	**100.0**	**65**	**1,421.71**	**100.0**	**84**	**1,544.57**	**100.0**

Source: ADB Statistics Department, Economic and Social Statistics Division
- Magnitude zero
0.0 Magnitude less than 5 percent of the unit employed

Distribution by Financing Instrument
In line with ADF-X financing principles, loan and grant resources were equally committed for investment projects as well as for policy-based operations. **Loans** approved by the ADF totaled UA 889.6 million, representing 57.6 percent of the resources committed for operations and benefiting 16 countries (see figure 5.11). This represents a 54-percent increase from a loan commitment level of UA 577.7 million in 2005. The balance of approvals for operations, UA 484.2 million (31.3 percent), was approved in the form of **grants**. Grant commitments rose 16.8 percent, from UA 414.5 million in 2005. Figure 5.12 presents the 22 RMCs that benefited from grant financing in 2006. Of the grant amount allocated, UA 226.8 million (46.9 percent) was approved for multinational projects and programs to support good governance and regional economic cooperation and integration activities.

Approvals for **investment operations** constituted the main financing instrument, with not less than UA 1.10 billion, comprising UA 682.3 million in loans for 24 operations and UA 419.9 million in grants for 27 projects. Together, these represent 80.2 percent of ADF total approvals for operations. Policy-based operations in support of economic reforms ranked second, accounting for UA 214.6 million—UA 207.3 million in loans (7 operations) and UA 7.3 million for 1 structural adjustment grant—representing 13.9 percent of the Fund's approvals. The remaining resources, totaling UA 56.9 million, were committed as grants for financing 21 technical assistance operations to cover the costs of studies, institutional support operations, and other project cycle activities in beneficiary RMCs and regional organizations.

The 16 countries and multinational projects that benefited from ADF loan approvals in 2006 are presented in Figure 5.11.

Figure 5.11: ADF Loan Approvals by Country, 2006
(in millions of UA)


Ethiopia
Tanzania
Multinational
Mozambique
Cameroon
Ghana
Uganda
Madagascar
Zambia
Kenya
Nigeria
Mali
Burkina Faso
Benin
Mauritania
Lesotho
Cape Verde
0
20
40
60
80
100
120
140
160

Sector Distribution of ADF Approvals
Table 5.8 presents the distribution of ADF loan and grant approvals by sector. It reflects the Bank's enhanced focus on core sectors with significant impact on economic growth and poverty reduction. **Infrastructure operations** (comprising transportation, water supply and sanitation, and power supply) received the bulk of ADF approvals, UA 634.5 million (comprising UA 491.8 million in loans and UA 142.7 million in grants). ADF commitments for infrastructure development in RMCs accounted for 46.2 percent of its approvals for operations, distributed as follows: 26.2 percent for transportation projects; 11.5 percent for water supply and sanitation, and 8.5 percent for power supply. Commitments for **Multisector operations** (including approvals for budget support, public sector management, governance support projects/programs and institutional capacity building) ranked second, with UA 341.1 million. **Agriculture and rural development** and the **social sector** (including health, education, and pro-poor income generating activities) were also major areas of focus with UA 215.4 million (15.7 percent) and UA 182.8 million (13.3 percent), respectively.

Grant-Financed Operations
Consistent with ADF-X financing arrangements, the Bank increased grant financing substantially to address the special challenges facing its 40 low-income ADF countries. In 2006, grant approvals leveled off at UA 484.2 million (35.2 percent of loans and grants) for 49 operations, compared with UA 414.5 million for 34 operations in 2005. Grant resources were geared towards financing technical assistance for project cycle activities, institutional support, structural adjustment, capacity-building initiatives, private sector development, and priority activities, such as HIV/AIDS interventions, post-conflict reconstruction and natural disaster prevention/emergency relief assistance.

Table 5.8: ADF Approvals by Sector, 2006
(in millions of UA)

Sector	Loans Number	Loans Amount	Loans %	Grants Number	Grants Amount	Grants %	Loans and Grants Number	Loans and Grants Amount	Loans and Grants %
Agriculture and Rural Development	7	115.51	13.0	12	99.84	20.6	[redacted]	[redacted]	[redacted]
Social	3	75.00	8.4	7	107.80	22.3	[redacted]	[redacted]	[redacted]
Education	-	-	-	*4*	*65.00*	*13.4*	[redacted]	[redacted]	[redacted]
Health	*2*	*60.00*	*6.7*	*1*	*20.00*	*4.1*	[redacted]	[redacted]	[redacted]
Other	*1*	*15.00*	*1.7*	*2*	*22.80*	*4.7*	[redacted]	[redacted]	[redacted]
Infrastructure	14	491.81	55.3	14	142.65	29.5	[redacted]	[redacted]	[redacted]
Water Supply and Sanitation	4	115.70	13.0	5	42.38	8.8	[redacted]	[redacted]	[redacted]
Power Supply	2	113.50	12.8	1	2.57	0.5	[redacted]	[redacted]	[redacted]
Communication	-	-	-	-	-	-	[redacted]	[redacted]	[redacted]
Transport	8	262.61	29.5	8	97.70	20.2	[redacted]	[redacted]	[redacted]
Finance	-	-	-	-	-	-	[redacted]	[redacted]	[redacted]
Multisector	7	207.25	23.3	16	133.85	27.6	[redacted]	[redacted]	[redacted]
Industry, mining and quarrying	-	-	-	-	-	-	[redacted]	[redacted]	[redacted]
Urban Development	-	-	-	-	-	-	[redacted]	[redacted]	[redacted]
Environment	-	-	-	-	-	-	[redacted]	[redacted]	[redacted]
Total Loans and Grants	**31**	**889.56**	**100.0**	**49**	**484.15**	**100.0**	**80**	**1,373.72**	**100.0**
Other Approvals	**4**	**170.85**	**n.a.**	**-**	**-**	**n.a.**	[redacted]	[redacted]	[redacted]
HIPC Debt Relief	3	155.28	n.a.	-	-	n.a.	[redacted]	[redacted]	[redacted]
Post Conflict Country Facility	1	15.57	n.a.	-	-	n.a.	[redacted]	[redacted]	[redacted]
Loan Reallocations	-	-	n.a.	-	-	n.a.	[redacted]	[redacted]	[redacted]
Total Approvals	**35**	**1,060.42**	**n.a.**	**49**	**484.15**	**n.a.**	**84**	**1,544.57**	**n.a.**

Source : ADB Statistics Department, Economic and Social Statistics Division
- Magnitude zero
n.a. Not applicable

Figure 5.12 presents the 22 RMCs that benefited from grant financing in 2006. Of the total amount allocated for grants, UA 226.8 million (46.9 percent) was approved for multinational projects and programs that support good governance and regional economic cooperation and integration activities.

Figure 5.12: ADF Grant Approvals by Country, 2006


Multinational
Ethiopia
Malawi
Rwanda
Congo
Burundi
Niger
Chad
Tanzania
Gambia
Kenya
Guinea - Bissau
Benin
Sao Tome & Principe
Guinea
Central African Rep.
Liberia
Mozambique
Burkina Faso
Togo
Sierra Leone
Congo, Dem. Rep.
Cape Verde
0
50
100
150
200
25

Grant Financing by Sector

Infrastructure operations received the largest share of ADF grant approvals—UA 142.7 million—representing 29.5 percent of grants. This was distributed as follows: transportation, 20.2 percent; water supply and sanitation, 8.8 percent; and power supply, 0.5 percent. **Multisector activities** in support of far-reaching economic reforms received the second largest grant approvals (UA 133.9 million), accounting for 27.6 percent of all ADF grants. The social sector's share was 22.3 percent, and that of agriculture and rural development, 20.6 percent of grants. These 4 sectors have the greatest impact on poverty reduction and accounted for 100.0 percent of all grant approvals (see Table 5.8).

Cumulative ADF Loan and Grant Approvals by Sector and Subregion, 1974-2006

Between 1974 and 2006, the ADF approved a cumulative total of 1,341 loans and 725 grants, totaling UA 14.32 billion and UA 2.07 billion, respectively. The largest share of loan and grant approvals was allocated to infrastructure operations (32.9 percent). This was followed by agriculture and rural development (25.7 percent), the social sector (20.3 percent), and multisector (17.8 percent). The shares of the other sectors ranged from 0.7 percent to 2.2 percent (see Figure 5.13).

In contrast with the ADB, ADF cumulative loan and grant approvals remained largely concentrated in West Africa, East Africa and Central Africa, with these 3 subregions accounting for 73.8 percent of the total. Southern Africa and North Africa, where all the ADB countries are located, jointly accounted for 19.7 percent of the total. Multinational projects and programs accounted for 6.5 percent (see Figure 5.14).

Figure 5.13: Cumulative ADF Loan and Grant Approvals by Sector, 1974-2006


Industry
1.2%
Finance
2.2%
Power Supply
5.2%
Communication
0.7%
Agriculture
25.7%
Water Supply & San.
8.8%
Social
20.3%
Multisector
17.8%
Transport
18.2%

Figure 5.14: Cumulative ADF Loan and Grant Approvals by Subregion, 1974-2006


Multiregional
6.5%
North Africa
4.7%
West Africa
30.9%
Central Africa
14.3%
East Africa
28.6%
Southern Africa
15.0%

Profiles of ADF-Approved Projects and Programs in 2006
(in millions of UA)

Country	Project	Total Cost	Loan	Grant
Agriculture & Rural Development				
Burkina Faso	*Decentralized Rural Development Support Project in the Provinces of Gnagna & Kourittenga (PADERGK)* **Objective:** Increase agricultural production and improve the living conditions of the rural population. The key components of the project include rural infrastructure, local capacity building, and project management. **Expected Outcomes:** Sustainable improvement in agricultural yield and in the income of the rural population. About 140 000 people benefit from the project, 50 % of whom are women. **Cofinanciers:** government (UA 1.58 million); Beneficiaries (UA 1.20 million).	15.28	12.50	
Democratic Republic-of Congo	*Agriculture Sector Study* **Objective:** Formulate guidelines for the development of the agricultural sector; prepare a Provincial Agricultural Development Program (PADMP); formulate a Priority Agricultural Sector Development Program (ASDP); and conduct feasibility studies on 1 priority project per province. The study will cover 8 provinces: Bandundu, Bas-Congo, Kasai-Occidental, Kasai-Oriental, Katanga, Maniema, Equateur, and Kinshasa. **Expected Outcomes:** Diagnoses carried out in each of the 8 provinces retained for the study, and guidelines formulated; agricultural development master plan per province prepared. **Cofinanciers:** government (UA 0.20 million).	2.05		1.85
Ghana	*Afram Plains Agricultural Development* **Objective**: Increase agricultural output and the household incomes of project beneficiaries. The project will focus on developing production and infrastructure, and on building institutional capacity. **Expected outcomes:** Increase in contribution of agriculture to GDP. The project will directly benefit 27,260 farm families through different production activities. Cofinanciers: government (UA 2.24 million), beneficiaries (UA 0.23 million).	22.45	19.97	
Guinea Bissau	*Agricultural and Rural Sector Rehabilitation* **Objective:** Improve rice and vegetable production and promote livestock breeding. The project will involve rehabilitation of hydro-agricultural and rural infrastructure; support for agricultural production and livestock development; support for marketing and project management; and coordination. **Expected outcomes:** Rice production in the project intervention area increases from the current 2,700 tons to 4,000 tons in year 3, and 9,500 tons in year 5 of the project; vegetable production increases from 800 tons to 2,000 tons in year 3, and 3,100 tons in year 5; farmers' incomes increased from the current 170, 000 F to 250,000 F in year 3, and 380,000 F in year 5; Livestock Breeding Master Plan implemented in year 2 of the project. **Cofinanciers:** government/beneficiaries (UA 0.79 million).	6.59		5.80
Kenya	Kimira-Oluch Smallholder Farm Improvement **Objective:** Develop sustainable and environmentally friendly smallholder irrigation schemes in the Kimira and Oluch sites and increase household income and food security through irrigated smallholder agriculture. The project will involve development and management of irrigation schemes; marketing and extension and project coordination. **Expected outcomes**: Land productivity increased through irrigation; income from agriculture processing and marketing raised; average farm income increased from about Ksh 15,000 to 153,000 Kshs/yr; and income from agricultural production. **Cofinanciers:** government (UA 3.15 million); Beneficiaries (UA 0.49 million)	27.77	22.98	1.15
Madagascar	*Manombo Integrated Agricultural Development Project (Project Preparation Facility)* **Objective**: Promote sustainable rural development by building community irrigation infrastructure, consolidating farmer's cooperatives, securing land, and establishing a credit mechanism. The PPF advance will be used to conduct detailed engineering studies of the infrastructure identified for rehabilitation, assess its impact on the environment and study the establishment of a micro-credit system for farmers in the project zone. **Cofinanciers:** government (UA 0.002 million).	0.30	0.30	

Country	Project	Total Cost	Loan	Grant
Malawi	*Smallholder Crop Production & Marketing* **Objective:** Improve productivity and incomes by intensifying and diversifying existing cropping systems, and improving the agricultural marketing system. The project will focus on development of irrigation, farmer support programs, and project coordination and management. **Expected outcomes:** Smallholder farmers' incomes increase from 1% in the first year to 10% after 6 years, household nutrition and environmental management of natural resources improves, and market better organized. **Cofinanciers:** government (UA 1.77 million); Beneficiaries (UA 0.05 million).	16.82		15.00
Mozambique	*Women's Entrepreneurship and Skills Development for Food Security* **Objective:** Reduce level and duration of household food insecurity, strengthen entrepreneurship and food processing skills, and build national and provincial capacities for mainstreaming gender and HIV/AIDS into the planning process. The project will focus on promotion of rural livelihoods skills and on marketing and institutional support. **Expected Outcomes:** Increase in the number of rural women involved in production and marketing of processed foods: 2,250 rural women using the training received by 2007 and 100 existing women's groups and 75 new women's groups mobilized by 2007. **Cofinanciers:** government (UA 284,000); Beneficiaries (UA 13,200)	2.81		2.51
Niger	*Development of Water Resources in the Dosso & Tillaberi Regions* **Objective:** Reduce the vulnerability of the Dosso and Tillaberi communities to food crises by developing and sustaining their production capital. The project focuses on infrastructure development, agricultural development, capacity building, and project management. **Expected outcomes:** Food security enhanced, desertification controlled, natural resource management improved, participatory strategies and local governance strengthened. The project will raise the incomes of more than 12,000 farm holdings and affect more than 100,000 persons, more than half of them women. **Cofinanciers:** government and Beneficiaries (UA 1.93 million).	14.93		13.00
Nigeria	*National Program for Food Security in Ekiti, Ondo & Cross River States* **Objective:** Increase agricultural output and the incomes of rural households and beneficiary communities in project areas. The project will focus on community development and institutional support, land and water development, production enhancement and diversification, and project management. **Expected outcomes:** Average yields for major crops under rain-fed and irrigated systems increase by about 46% and 55%, respectively. **Cofinanciers:** Federal government/state governments (UA 4.48 million); Beneficiaries (UA 1.11 million).	27.58	22.00	
Rwanda	*Bugesera Agricultural Development Support (PADAB)* **Objective:** Increase agricultural production in the Bugesera Region. The project comprises 3 components: (i) irrigation and catchment basin development; (ii) irrigation development; (iii) project management. **Expected Outcomes:** Crops Irrigated; Soil fertility improved, and catchments protected. Production of food crops increases from the current 3,170 tons to 11,190 tons in 2010 and 28,170 tons in 2012; 2,500 ha of catchment basins protected in 2010 and 5,000 in 2012. **Cofinanciers:** government and Beneficiaries (UA 3.00 million).	13.00		10.00
Sao Tome & Principe	*Livestock Development Support Phase II* **Objective:** Improve the productivity of livestock farms on a sustainable basis. The project involves building capacity, livestock improvement, processing and marketing of livestock products, and project management. **Expected Outcomes:** Improved animal production. Average mortality rate of animals declines from 20% in 2006 to 15% in 2008 and 7 % in 2011. **Cofinanciers:** government (UA 0.45 million).	4.45		4.00

Country	Project	Total Cost	Loan	Grant
Multinational	*Sustainable Management of Endemic Ruminant Livestock in West Africa (Gambia, Guinea, Mali & Senegal)* **Objective:** Preserve the biodiversity of, and improve the productivity of, endemic ruminant livestock. The project focuses on improvement of endemic cattle production systems, conservation of the natural habitat of endemic cattle, and project management. **Expected Outcomes:** Between 2006 and 2009, per capita annual weighted productivity increases from 20 kg to 28 kg for cattle, and from 6 kg to 7.5 kg for small ruminants. Cross-breeding between endemic breeds and exotic breeds in project sites decline 20% by 2010, compared with 2006. **Cofinanciers:** Global Environment Facility (UA 4.98 million), International Livestock Research Institute (UA 0.12 million), International Trypanotolerance Centre (UA 0.22 million), governments (UA 3.39 million).	28.71	9.76	10.24
Multinational	*Strengthening the Institutions for Risk Management of Transboundary Animal Disease (TADs) in the SADC Region (Angola, Malawi, Mozambique, Tanzania, Zambia)* **Objective:** Enhance livestock as a tradable and consumable commodity by strengthening capacity to detect, identify, monitor, and survey TADs in the region. The project involves networking and sharing information through enhanced information and communication technologies, capacity building, and institutional strengthening, aimed at reinforcing regional and national laboratory, epidemiological, and socioeconomic capacity. **Expected outcomes:** Improved veterinary services and disease surveillance. **Cofinanciers:** SADC Secretariat (UA 0.34 million); participating countries (UA 1.18 million).	15.23		13.71
Multinational	*Benin-Burkina-Faso-Chad-Mali-Cotton/Textile Sector Support* **Objective:** Help safeguard and raise the incomes of cotton farmers through sustainable improvement of cotton sector competitiveness. At the regional level, the project involves: setting-up a regional framework for scientific cooperation and sharing of genetic material by the 4 agricultural research institutes; training operators and technicians; and consolidating the negotiation skills of the African Regional Association of Cotton Farmers. At the national level, the project involves the creation of 34,000 ha of farmer fields schools; the production and supply of 550 tons of improved cotton seeds to farmers; the rehabilitation of 2,650 km of rural roads. **Expected Outcomes:** Sustainable improvement in productivity of the cotton and cereal subsectors. Increased income for cotton sector stakeholders. **Cofinanciers:** governments of the 4 Countries and Beneficiaries (UA 3.97 million).	38.97	28.00	7.00
Multinational	*Promotion of Science & Technology for Agricultural Development in Africa* **Objective:** Build agricultural research knowledge management capacity and support the adoption and dissemination of proven agricultural technologies. The project will create a functional African information and communications technology network for access and exchange of agricultural information and support the wide-scale adoption and dissemination of agricultural technologies. **Expected Outcomes:** Establishment or upgrading of efficient information and communications technology (ICT) network infrastructure within and among the Forum of Agricultural Research for Africa, subregional organizations, and National Agricultural Research Institute; increased yields and production levels of diverse agricultural products; modernized agricultural production in Africa. **Cofinanciers:** FARA (UA 0.61 million); SRO (UA 0.73 million); NARS (UA 2.00 million).	18.92		15.58
MULTISECTOR				
Benin	*Second Poverty Reduction Strategy Support Program (PRSSP II)* **Objective:** Accelerate sustainable economic growth, improve the population's access to basic services, protect the environment, and strengthen governance. **Expected outcomes:** Consolidation of macro-economic framework; increase in the incomes of the rural population; improved access to basic social services (education, health, water) improvement of fiduciary framework undertaken. **Cofinanciers:** IDA (UA 24.90 million); European Union (UA 18.60 million); Denmark (UA 3.20 million); Switzerland (UA 0.50 million).	N.A	9.86	5.14

Country	Project	Total Cost	Loan	Grant
Burkina Faso	*Public Expenditure Programming & Control Institution* **Objective:** Strengthen public expenditure programming and auditing to channel maximum resources into poverty reduction. The project involves improvement of public programs and strengthening of internal controls. **Expected outcomes:** Improvement in public expenditure programming; strengthening of: a-priori internal controls by Central Government Financial Control Directorate, Treasury Directorate General, Government Accounts, and a-posteriori internal controls by Inspectorate General of Finance; State Inspectorate General and High Authority for the Coordination of the Fight Against Corruption; and formal external and non-formal control by the National Assembly and civil society, respectively. **Cofinanciers:** government (UA 0.28 million).	2.74		2.46
Burundi	*Economic Reform Support Program (ERSP) for 2006-2007* **Objective:** Strengthen transparency and fiscal discipline; improve the quality of public expenditure, and promote the development of small and medium-sized private enterprises, which generate jobs. **Expected outcomes:** Computerization of budget management at the 4 levels of expenditure; the medium-term expenditure framework is operational for social ministries and agriculture; the structure of public expenditure henceforth reflects the priority actions of the government within the framework of poverty reduction; revision of the investment Code, the Labor Code and Commercial Code are put in place; the investment climate study is underway, and the labor legal framework is modernized and more employment friendly. **Cofinanciers:** IDA (UA 41.20 million); IMF (UA 25.40 million); E.U (UA 11.70 million); Bilaterals (France, Netherlands) (UA 10.82 million).	N.A		7.30
Cameroon	*Governance Reform Support Program (GRSP)* **Objective:** Improve efficiency of judicial system, public administration; public finance management; and intensify the fight against corruption. **Expected outcomes:** Independence of the judiciary guaranteed; promotion of human rights; improvement of business climate; greater transparency in public service management; strengthening of accountability in the use of public resources.. **Cofinanciers:** government (UA 0.49 million).	N.A.	29.00	
Cape Verde	*Poverty Reduction Support Program I (PRSSP I)* **Objective:** Contribute to competitiveness and growth by strengthening the macroeconomic framework and effectiveness of government interventions. The program involves consolidating public finance reforms and building capacity of Growth and Poverty Reduction Strategy Paper monitoring-evaluation system. **Expected outcomes:** Improvement of budget programming, budget allocation, and budget execution; improved debt management and internal and external controls; strengthening of observation and analysis system capacities. **Cofinanciers:** IDA (UA 14.00 million); E.U. (UA 6.48 million); The Netherlands (UA 12.95 million).	N.A	3.39	0.75
Central African Republic	*Project to Support Rehabilitation of Economic Planning Capacity (PARCPE)* **Objective:** Build capacity in (i) macro-economic and sectoral planning; (ii) PRSP monitoring; (iii) debt management, and preparation of national accounts and social data collection. The project comprises 3 components: support for economic policy formulation and execution; support in national accounts preparation and social data collection; and project management and monitoring. **Expected outcomes:** Effective strengthening of: forecasting and macro-economic capacity; economic analysis capacity; sectoral planning and public investment programming capacities; capacity for monitoring and revising the Poverty Reduction Strategy; debt management capacity; capacity for preparing reliable national accounts ; social data collection capacity. **Cofinanciers:** government (UA 0.36 million).	3.66		3.30

Country	Project	Total Cost	Loan	Grant
Congo, Republic of	*Expenditure Circuit & Poverty Indicators Improvement Support (PACDIP)* **Objective:** Streamline budget preparation and implementation; strengthen internal pre-control and post-control and increase external control at the judicial and parliamentary levels; build capacities in order to better measure progress in poverty reduction. **Expected Outcomes:** Improvement in budgetary estimates, monitoring of pro-poor expenditure, medium-term budgetary allocation,; strengthening of pre-control through mastery of procedures at the financial level; improvement of General Inspectorate of Finance procedures in order to strengthen post-control; improvement of legislative control exercised by the 2 'Economic and Finance' Committees of Parliament; better quality socio-economic statistics for effective monitoring of PRSP indicators. **Cofinanciers:** government (UA 0.45 million).	3.00		2.55
Ethiopia	*Protection of Basic Services Program* **Objective:** Protect and expand the delivery of basic services (primary and secondary education, health, water and sanitation, agriculture and natural resources) while enhancing accountability and transparency in basic service delivery. **Expected Outcomes:** Increased spending on basic services in all regions, resulting in improved basic service delivery. The level of Sub-National expenditure on basic services will increase from 3767 million Birr in (2004/05) to 7556 million Birr in (2007/08). **Cofinanciers:** government (UA 1,375.50 million); IDA (UA 145.63 million); DfID (UA 198.93 million); European Commission (UA 130.34 million); Canada (UA 10.50 million); other Sources (UA 3.39 million).	1.942.78		78..49
Guinea	*Capacity Building in Debt, Public Investment & Control Institutions Management* **Objective:** Strengthen, streamline, and enhance the efficiency of public resource management by the National Debt and Public Investments Directorate; improve ex post control of public resource management and combat corruption. The project focuses on strengthening debt and public investment management; support for enhancing transparency; and project management. **Expected outcomes:** improvement of external and domestic debt monitoring, training of managerial staff in modern debt management techniques and public investment programming; strengthening of ex post control capacities. **Cofinanciers:** government (UA 0.28 million)	2.77		2.50
Kenya	*Institutional Support for Good Governance)* **Objective:** Improve public financial management in procurement and auditing and intensify the fight against corruption. The project focuses on: improving the Public Financial Management System, with special emphasis on procurement, internal audit, and the National Audit Office; strengthening the Kenya Anti-Corruption Commission in its fight against corruption; enhancing performance at the Bank desk in Kenya. **Expected Outcomes:** Greater efficiency in the procurement system; prevention of corruption; increased community participation in anti-corruption campaign. **Cofinanciers:** government (UA 0.61 million).	6.13		5.52
Liberia	*Institutional support for Governance, Economic Management & Poverty Reduction* **Objective:** Develop macro fiscal analysis and policy formulation skills; strengthen revenue collection, and enhance monitoring capacities, as well as budget preparation and budget execution monitoring capacity; develop skills in national/sector strategic planning/programming, enhance capacities for monitoring/evaluation of implementation progress; build capacities for the application and effective delivery of the rule of law; develop skills for court room management, administration and delivery of justice. **Expected Outcomes:** Improved macroeconomic and fiscal policies; increased customs and tax revenue; improved prioritization of public spending for pro-poor purposes; Enhanced alignment of national/sector strategies, programs and projects with Liberia's global development objectives; availability of information/data on the implementation/progress of development strategies; improved efficiency in courtroom management. **Cofinanciers:** government (UA 0.16 million).	3.16		3.00

Country	Project	Total Cost	Loan	Grant
Madagascar	*First Poverty Reduction Budget Support Program (PRBSP-I)* **Objective:** Support the government's implementation of the PRSP. The program focuses on strengthening and maintaining macroeconomic stability; promoting the private sector; accelerating the decentralization process; improving the justice system; and strengthening the public procurement system. **Expected Outcomes:** Sustained macroeconomic stability; private sector plays a more prominent role in economic development; strengthened decentralization/ deconcentration; stronger judicial system; and efficient public procurement system. **Cofinanciers:** IDA (UA 27.04 million); European Union (UA 36.26 million); France (UA 10.83 million)	N.A.	35.00	
Mozambique	*Poverty Reduction Support* **Objective:** Ensure sound macroeconomic management while strengthening public finance management; improve the quality of public services delivered to citizens, and; undertake legal and justice reform, including private sector development. **Expected Outcomes:** Enhanced efficiency and effectiveness in management of state funds; appropriate budget allocation to priority sectors; simpler, more comprehensive and balanced tax system; adoption of a transparent and efficient procurement system; rationalization and functional restructuring through decentralization of ministries; implementation of transparent and accountable anti-corruption programs and services; increased efficiency in the provision of legal and judicial services. **Cofinanciers:** DfID (UA 89.50 million); IDA (UA 89.10 million); E.U. (UA 75.60 million); Sweden (UA 46.70 million); Netherlands (UA 30.90 million); Norway (UA 21.40 million); Germany (UA 17.20 million); Denmark (UA 13.70 million); Ireland (UA 13.00 million); Finland (UA 8.60 million); Switzerland (UA 7.20 million); Italy (UA 6.10 million); Belgium (UA 5.20 million); Spain (UA 5.20 million); France (UA 4.30 million); Canada (UA 3.00 million); Portugal (UA 2.00 million).	498.70	60.00	
Niger	*Decentralization Support Project* **Objective:** Help the country re-launch reform implementation by improving decentralization institutional framework; promote local governance and grassroots development. The project involves providing support for ownership of the reform by the population, building the capacities of the supervisory authority and decentralized entities and reducing factors of resistance to the implementation of the reform. **Expected Outcomes:** National reform steering capacities and reform ownership strengthened; completion of legal framework for decentralization; the capacities of managerial and support staff, elected officials, and municipal administration are strengthened; prevention and management of local government litigation improved; participation of non-state actors in the promotion of local governance. **Cofinanciers:** government (UA 0.43 million).	3.43		3.00
Tanzania	*Second Poverty Reduction Support Program* **Objective:** Support government efforts to promote strong, sustainable growth. The ADF's proposed loan focuses on policy actions for promoting an enabling environment for rural development and for private sector development; and improving the quality of life and social well-being. **Expected Outcomes:** Consolidation of macroeconomic stability by maintaining the inflation rate at 4.0% during the period; enhanced growth of productive sectors; improved access to basic social services-education, water and health; improved governance and accountability. **Cofinanciers:** IDA (UA 138.3 million), DfID (UA 108.4 million), European Union (UA 33.2 million), Netherlands (UA 8.4 million), Sweden (UA 26.9 million), Norway (UA 16.9 million), Canada (UA 14.2 million), Denmark (UA 10.1 million), Ireland (UA 8.7 million), SDC (UA 3.2 million), KfW (UA 6.7 million), Japan (UA 3.2 million), Finland (UA 7.1 million).	435.30	50.00	

Country	Project	Total Cost	Loan	Grant
Togo	*Institutional Capacity Building Support* **Objective:** Strengthen macroeconomic management and budgetary control and management, and project monitoring and management. **Expected Outcomes:** Improved budget formulation, debt management, and economic forecasting, PRSP formulation and monitoring capacities, and transparency. Effective control and respect of budgetary procedures strengthened. **Cofinanciers:** government (UA 0.27 million)	2.47		2.20
Zambia	*Poverty Reduction Budget Support (PRBS)* **Objective:** Support poverty reduction; and improve delivery of pro-poor government services. The project focuses on macroeconomic management, public sector reforms, wealth creation, and social equity, (with 33 indicators and milestones), and on procurement and debt management. **Expected Outcomes:** Improved living standards; increased clarity of roles and responsibilities and improved efficiencies and effectiveness of debt management; legal and regulatory framework for public procurement strengthened; enhanced public procurement; improved governance and public finance management. **Cofinanciers:** DfID (UA 31.20 million); E.U. (UA 40.03 million); IDA (UA 10.00 million); Finland (UA 3.23 million); Germany (UA 2.02 million); Netherlands (UA 5.66 million); Norway (UA 3.03 million); Sweden (UA 8.69 million).	123.86	20.00	
Multinational	*Private Enterprise Partnership for Africa (PEP Africa)** **Objective:** Create favorable conditions for businesses to invest and operate. The project focuses on investment climate facility, country business forums and initiatives and legal and regulatory framework reforms. **Expected outcomes:** Appropriate, gender sensitive engagement and participation of key policy making, governing, regulating and administrating public, NGO and private institutions; the understanding, support and commitment of key stakeholders, including funding agencies; improved/changes in laws and regulations for business registration, licensing, inspection, contract enforcement, property registration; improved/changes in administrative procedures related to business registration, licensing, inspection, contract enforcement, property registration; improvements/changes in the number of Sustainable Business Associations. **Cofinanciers:** None	N.A		5.00
Multinational	*COMESA-Enhancing Procurement Reforms & Capacity* **Objective:** Enhance the public procurement systems of COMESA member states by modernizing and harmonizing laws, regulations, and procedures, and by strengthening the countries' capacity to manage modern public procurement systems. The project focuses on enhancing procurement reforms, capacity building, upgrading the procurement information system and project management. **Expected outcomes:** Public and private sectors that are fully aware of the principles and workings of the national and regional public procurement systems; national procurement systems that are consistent with the COMESA procurement Directive managed by skilled procurement experts; procurement training systems that are available in the region; enhanced IT and human capacity for collection and dissemination of procurement information at national and COMESA levels. **Cofinanciers:** COMESA (UA 0.70 million)	6.36		5.66
Multinational	*WAEMU-Public Procurement Systems Reform Support - Phase II* **Objective:** Modernize and harmonize public procurement systems by effectively implementing Community public procurement regulations adopted by WAEMU in December 2005. The project focuses on developing and promoting a community framework for public procurement and on building institutional and human capacity in the Commission and in member states. **Expected outcomes:** Public procurement systems comply with Community regulations and meet international standards; public and private sectors are familiar with the principles and workings of national and regional public contract award systems; improvement in the public finance systems of member States. **Cofinanciers:** WAEMU (UA 0.90 million); ACBF (UA 1.36 million); OIF (UA 0.13 million); WADB (UA 0.75 million).	7.14		4.00

* Private sector operation

Country	Project	Total Cost	Loan	Grant
Multinational	*Phase II of Regional Technical Assistance Centers Program (AFRITAC)* **Objective:** Improve macroeconomic management and information systems; consolidate financial systems. The program focuses on public finance management, customs and tax administration, debt management and macro-budgetary program, bank regulatory and the microfinance sector. Expected outcomes: Consolidated macro-economic framework and improved business environment; reinforced financial system and viable development of microfinance; reliable information system in 25 countries. **Cofinanciers:** IMF (UA 4.99 million); Bilateral donors (UA 21.65 million); Host countries (UA 1.07 million).	30.74		2.98
POWER SUPPLY				
Ethiopia	*Rural Electrification II* **Objective:** Extend the national electricity grid to supply electricity to 335 rural towns and villages and improve national access to electricity from 17 % in 2006 to 20 % in 2011, in order to promote socioeconomic development of rural areas. The project involves: construction of two 20/25 MVA 132/33 kV high voltage substations; development of medium and low voltage networks; erection of pole-mounted distribution transformers and construction of distribution lines; and supply and installation of connected and energy meters. **Expected outcomes:** Extension of electricity supply to rural areas in the program area; connection of new households and of commercial consumers to the national grid. **Cofinanciers:** government (UA 14.24 million); EEPCO (UA 12.87 million).	114.31	87.20	
Mozambique	*Electricity IV* **Objective:** Transmit electricity to satisfy long-term demand and improve access, reliability, and quality of electricity supply to consumers in Sofala and Manica provinces in the central region. The project focuses on construction of a 220 kV power transmission line; construction of substations; distribution network; energy meters; project engineering, supervision and management. **Expected outcomes:** Improved electricity supply in the project area, increased power transmission capacity, and non-technical losses in Chimoio- the capital of Manica province, reduced from 14% to 10%, and bad debt losses from 8% to 2%. **Cofinanciers:** OPEC Fund (UA 7.15 million), Electricidade de Mozambique (EdM) (UA 5.24 million).	38.69	26.30	
Multinational	*Nile Basin Initiative(NBI)-Study on Power Transmission Lines Related to the Rusumo Falls Hydropower Station* **Objective:** Determine the feasibility of projects for the construction of lines to transmit power from the Rusumo Falls Hydropower Station (RFHS) to electrical grids in Burundi, Rwanda, and Tanzania; determine the feasibility of a rural electrification program in the Kagera basin area along the corridors of the power transmission lines. **Expected outcomes:** Reduction of the electricity deficit in the 3 countries of the Nile Basin; enhancement of the quality of electricity supply; strengthening of trade in energy between the 3 countries; increased access by the population to electricity. **Cofinanciers:** Nile Basin Initiative (NBI) (UA 0.29 million).	2.86		2.57
SOCIAL				
Congo, Republic of	*Support for the Socio-Economic Reintegration of Disadvantaged Groups* **Objective:** Improve access to basic social services and foster job creation. The project involves improving access to basic social services, diversifying training opportunities, supporting socio-economic integration through the promotion of employment and project management. **Expected Outcomes:** Improvement in health coverage in targeted areas, reduction of the number of days lost owing to illness, as well as reduction of the risks of water-borne diseases and epidemics. The Groups targeted by the project comprise the following: 3000 unemployed persons, who will be employed on different work sites; 1500 youths with no schooling, who will benefit from vocational training (of which 450 youth girls); 1300 micro-entrepreneurs, staff and managers of micro-enterprises and SMEs. **Cofinanciers:** government (UA 4.45 million).	19.25		14.80

Country	Project	Total Cost	Loan	Grant
Gambia	*Entrepreneurship Promotion and Micro-Finance Development* **Objective:** Support diversification of rural income generation sources and increase access to financial services. The project comprises 3 components: entrepreneurship and market development; micro-finance scheme, and project management. **Expected Outcomes:** Increased numbers of rural poor involved in off-farm business and increased use of financial services. 2400 rural poor, of which 70% women, will be trained in entrepreneurship development and business management by 2011. **Cofinanciers:** government (UA 0.89 million); Beneficiaries (UA 0.07 million).	8.97		8.00
Malawi	*Support for Secondary Education (Education V)* **Objective:** Improve quality of, and equity in secondary education, especially at the Community Day Secondary Schools. The project focuses on constructing 120 classrooms, 30 libraries, 30 science teaching areas, 30 administrative buildings and 60 teacher's quarters. **Expected Outcomes:** Improvement in secondary education and increase in students' knowledge. Student to qualified teacher ratio will be reduced from the 2005 level of 73:1 to 56:1. Student to book ratio will be reduced from the 2005 level of 6:1 to 2:1. **Cofinanciers:** government (UA 1.66 million).	16.66		15.00
Mali	*Community Development Support Project in the Kayes and Koulikoro Regions (PADEC)* **Objective:** Support community development in 505 villages in the regions of Kayes and Koulikoro. The project involves capacity building and extension of micro-projects and financial services. **Expected outcomes:** Community development actions are initiated and managed locally; the incomes of the people increase by 30% in 2008 and 50% in 2011; health, school and water supply coverage improves. Percentage of the population with access to community health services within a radius of 5 km will increase from 46% in 2003 to 60 % in 2011. **Cofinanciers:** government (UA 3.72 million)	18.72	15.00	
Rwanda	*Program in Support of the Education Sector Strategic Plan 2006-2010* **Objective:** Strengthen 9-year basic education and science and technology education within the context of the implementation of the Education Sector Strategic Plan (2006-2010). The program focuses on the following priority areas: i) implementing 9-year basic education plan; ii) strengthening science and technology education; iii) reinforcing the sector's planning, management, and monitoring and evaluation capacity; iv) encouraging the education of girls, particularly in science and technology. **Expected Outcomes:** Significant progress towards the Millennium Development Goals and the Vision 2020 human resources development objectives; Primary Education for All achieved; promotion of girl's education; teaching of science and technology at the primary and secondary levels strengthened; planning, management and monitoring and evaluation capacity strengthened. **Cofinanciers:** DfID (UA 15.73 million), Netherlands (UA 24.54 million), Belgium (UA 2.77 million), Other Sources (UA 34.92 million).	92.96		15.00
Tanzania	*Maternal Mortality Reduction* **Objective:** Accelerate the reduction of maternal and newborn deaths in Mara, Mtwara, Tabora, and Zanzibar. The project focuses on strengthened delivery of maternal health services (Mainland), strengthened delivery of health care services (Zanzibar), management and coordination. It will involve constructing 36 dispensaries and 8 health centers, and rehabilitating 3 district hospitals. **Expected Outcomes:** Decline in maternal and neonatal morbidity and mortality. The percentage of births attended by skilled health personnel will increase from 46 to 60 by 2011 and the percentage of home deliveries will be reduced from 53 to 40 by 2011. **Cofinanciers:** government (UA 4.44 million).	44.44	40.00	

Country	Project	Total Cost	Loan	Grant
Uganda	*Support to Health Sector Strategic Plan II (SGSSPP II)* **Objective:** Help reduce maternal mortality in 10 districts in Uganda and reduce mental health disorders in Uganda. The project aims to improve the delivery of reproductive health services and expand the delivery of mental services disorders in Uganda. **Expected Outcomes:** Significant reduction in maternal deaths by 25 % in project districts from baseline data, by 2015; improvement in mental health of population: prevalence of mental health disorders reduced from 29% to 15% by the year 2015. **Cofinanciers:** government (UA 2.22 million).	22.22	20.00	
Multinational	*SADC-Support for the Control of Communicable Diseases (HIV / AIDS, Tuberculosis and Malaria)* **Objective:** Contribute to regional integration through the harmonized control of communicable diseases (HIV/AIDS, Tuberculosis, and malaria). The project is aimed at building the capacity of the SADC Secretariat to harmonize regional communicable disease control efforts. It also seeks to support the implementation of harmonized policy protocols and guidelines for prevention care and treatment of communicable diseases in Member States. **Expected outcomes:** Decline in morbidity and mortality due to HIV/AIDS, tuberculosis, and malaria in the SADC region. By the year 2010, reduction in HIV prevalence of among women aged 15-24 of 1 %; incidence of tuberculosis reduced by 20%; malaria mortality reduced by 20%. **Cofinanciers:** SADC (UA 2.23 million)	22.23		20.00
Multinational	*WAEMU-Support for Higher Education in WAEMU* **Objective:** Improve higher education systems and promote regional integration in higher education. The project focuses on providing support for reforms and for harmonization of higher education systems in WAEMU countries; and support for academic research and project management. **Expected outcomes:** Improvement internal performance of higher education; training is responsive to social and economic needs; more efficient management of human, financial and material resources; increased mobility of students and staff between WAEMU member countries; revised curricula adopted by member countries, and mutual recognition of titles is assured. **Cofinanciers:** WAEMU (UA 3.20 million).	23.20		20.00
Multinational	*SADC-Capacity Building for Open & Distance Learning in the SADC Region* **Objective:** Contribute to the development and deployment of effective and harmonized open and distance learning (ODL) and promote regional integration in the SADC region. The project comprises ODL regional policy development and strategic planning and capacity building for ODL. **Expected outcomes:** Capacity and motivation of SADC in designing and implementing strategic regional ODL interventions is enhanced. **Cofinanciers:** SADC (UA 1.67 million).	16.67		15.00
TRANSPORTATION				
Cameroon	*Numba-Bachuo- Akagbe Road Development Project* **Objective:** Improve services on the Numba-Bachuo Akagbé road, by developing a permanent link between the 2 localities; improve services of socioeconomic amenities, and feeder roads to improve the conditions of the population. The project involves road development comprising the development and surfacing of the Bachuo Akagbe Numba road of over 50 km and ancillary works comprising the development of about 135 km of feeder roads linked to the main road. **Expected outcomes:** Improved road conditions in project area facilitate regional integration (the length of undeveloped and poor roads in Cameroon forming part of the Lagos-Mombassa Trans-African Highway declines from 150 km in 2006 to 100 km in 2011); communities have access to basic socioeconomic infrastructure (net enrollment rate along the road rises from 90 in 2006 to 95 in 2011) and there's improvement in processing agricultural outputs (palm oil and gari outputs increase by 100 percent in the PA in 2011). **Cofinanciers:** government (UA 8.95 million); beneficiaries (UA 0.15 million).	53.80	44.70	

Country	Project	Total Cost	Loan	Grant
Ethiopia	*Jima-Mizan Road Upgrading* **Objective:** Improve road transportation service levels between the towns of Jima and Mizan and facilitate market integration of the zone with the rest of the country and with export markets. The project focuses on constructing/upgrading the 227.18-km Jima-Mizan road from gravel to asphalt concrete standard. **Expected outcomes:** Reduction in cost of transportation along the project road corridor (average annual composite VOC reduced from USD 0.75/veh-km in 2008 to USD 0.34/veh-km in 2011); and in travel time between major economic and social centers; increased transportation capacity for socio and economic activities in project area; improved fiscal balance for the road sector. **Cofinanciers:** government (UA 36.53 million).	101.53	65.00	
Lesotho	*Likalaneng-Thaba Tseka Road Upgrading* **Objective:** Reduce vehicle operating costs and road maintenance costs and improve the quality of road transportation service between Likalaneng and Thaba Tseka. The project focuses on civil works: upgrading 85 km of existing gravel road to Class A bitumen road standard, 7.0-meter-wide carriageway with 1.0-meter paved shoulders on either side. The road links Likalaneng and Thaba Tseka. **Expected outcomes:** Lower road transportation costs, reduction in vehicle operating costs (VOCs) from US$1.026 in 2006 to US$0.522 in 2009; shorter travel time, and improved accessibility; all weather road infrastructure and improved access to social services. **Cofinanciers:** government (UA 0.76 million).	7.59	6.83	
Mozambique	*Montepuez-Lichinga Road* **Objective:** Improve accessibility and road transportation services for the population in the Montepuez-Lichinga Corridor; improve connectivity of Niassa and Cabo Degado provinces to the rest of the country. The project involves civil works: upgrading 203 km between Montepuez and Marrupa and rehabilitating 66 km between Litunde and Lichinga and constructing 7 bridges between Marrupa and Litunde, consultancy services, road safety, project audit services, and compensation and resettlement. **Expected outcomes:** Lower road transportation costs and Vehicle Operating Costs; shorter travel time, and increased accessibility; all-weather road infrastructure and improved access to social services. **Cofinanciers:** JBIC (UA 19.71 million); Swedish International Development Cooperation Agency (UA 16.84 million); government (UA 5.54 million).	72.19	30.10	
Sierra Leone	*Matotoka to Sefadu Road Studies & Institutional Support to the Transport Sector* **Objective:** Determine the technical feasibility and economic viability of improving the Matotoka to Sefadu road (129 km) and its associated feeder roads (391 km). Strengthen the capacity of the Sierra Leone Roads Authority (SLRA) to plan, budget, and manage its capital investment and maintenance programs more efficiently. The project focuses on feasibility studies and on preliminary and detailed engineering designs. Institutional support for capacity building will include the preparation of a vehicle overload control policy and action plan, the creation of a transportation sector data bank at SLRA, and capacity building and training. **Expected Outcomes:** Reduction in road transportation costs, travel time and accidents on the Matotoka to Sefadu road, and associated feeder roads; better transportation planning and budget allocation; well-maintained road transportation infrastructure and improved services in the transportation sector for an estimated total of 400,000 inhabitants living in the Matotoka to sefadu road study area. **Cofinanciers:** government (UA 0.11 million).	2.10		1.99
Uganda	*Road Sector Support - Supplementary Loan* **Objective:** Reduce transportation costs and travel time between Kabale and Kisoro; promote regional integration with DRC and Rwanda; and prepare road projects to enhance accessibility in the south-western region of Uganda. The project involves building 98.7 km of asphalt concrete paved road between Kabale and Bunagana/Kyanika by 2011. **Expected Outcomes:** Reduced road transportation and vehicle operating costs, reduced travel time, and increased accessibility; all-weather road infrastructure, and improved access to social services. **Cofinanciers:** government (UA 5.96 million).	38.95	32.99	

Country	Project	Total Cost	Loan	Grant
Multinational	*(Burundi/Rwanda)-Kicukiro-Kirundo Road* **Objective:** Create an all-weather permanent road link between Rwanda and Burundi to open up the regions covered by the road and reduce travel time and general transportation costs; help improve the living conditions of 1.071 million inhabitants (44.3% in Rwanda and 57.7% in Burundi) in the project area and contribute to poverty reduction; build technical and operational capacities of the Road Board (Burundi) and of border services. The project focuses on road works (97 km of paved road between Kicukiro in Rwanda and Kirundo in Burundi; 149 km of feeder roads developed), transportation and transit facilitation actions, institutional support to Burundi's Road Board, and project management. **Expected Outcomes:** The Kigali-Bujumbura road link is improved and maintained, technical staff at the border are efficient and formalities at the border are reduced; the socioeconomic infrastructure of the project impact area is rehabilitated and/or improved, regions of the east of Rwanda and North of Burundi are opened up; technical road staff and staff of border services are trained and sensitized. **Cofinanciers:** ABEDA (UA 5.23 million); OPEC Fund (UA 4.53 million); Saudi Fund (UA 9.06 million); government of Rwanda (UA 2.38 million); government of Burundi (UA 1.66 million).	53.06		30.20
Multinational	*Burkina Faso -Niger-Construction of the Dori-Tera Road & Transport Facilitation in the Ouagadougou-Dori-Tera-Niamey Corridor* **Objective:** Promote inter-state trade in the Liptako-Gourma region, with overall lower trans-border transportation costs, and help reduce poverty in the project area. The project focuses on building 40 km of road between Dori and Niger border, 11 km of connected road at Dori, and 30 km of feeder roads. The project involves road works and transportation and transit facilitation action. **Expected Outcomes:** The Sahel region of Burkina Faso and the Tillabéry department in Niger are linked by a surfaced road; transportation costs and time in the Ouaga-Doti-Tera-Niamey corridor are reduced; socio-economic infrastructure (health centers, schools, and markets) and rural tracks are rehabilitated or provided. **Cofinanciers:** WAEMU Commission (UA 0.29 million); government of Burkina Faso (UA 1.39 million); government of the Republic of Niger (UA 1.40 million).	30.90	12.71	15.11
Multinational	*Zambia-North-South Transport Corridor Improvement Study* **Objective:** Prepare economic feasibility, engineering designs, and tender documents for the Kazungula Bridge over the Zambezi River and other key infrastructure facilities along the SADC North-South Corridor within Botswana and Zambia. **Expected Outcomes:** Mobilization of required financial resources to implement the Kazungula bridge and other corridor improvements; Formulation and implementation of trade and transportation facilitation programs along with attendant infrastructure components. **Cofinanciers:** government of Zambia (UA 0.08 million).	1.53		1.45
Multinational	*SADC-North-South Transport Corridor Improvement Study* **Objective:** Strengthen SADC capacity for formulation and coordination of Regional Infrastructure and NEPAD project **Expected Outcomes:** SADC infrastructure project coordination improved. **Cofinanciers:** None	0.35		0.35
Multinational	*Guinea-Senegal-WAEMU-Labe-Seriba-Medina Gouanass-Tabamcounda Road Upgrading and the Conakry-Dakar Corridor Transport Facilitation Program* **Objective:** Promote trade between Senegal and Guinea and remove constraints on traffic in order to reduce general transportation costs, improve the sustainability of investments by controlling axle loads, and improve the living conditions of projects area residents. The program involves upgrading 70 km of earth road (between the Guinea/Senegal border and Médina Gounass) into tarred road; rehabilitating 89 km of road between Médina Gounass and Tambacounda; and building 121 km of rural roads. **Expected Outcomes:** Improved service on corridor roads (the percentage of good roads along the corridor will increase from 50% in 2005 to 90% to 2010). **Cofinanciers:** WADB (UA 3.93 million); SDF/KFAED (UA 44.47 million); ABEDA/IDB/Others (UA 27.40 million); Private Hauliers (UA 0.16 million); WAEMU (UA 0.59 million); government of Guinea (UA 10.14 million); government of Senegal (UA 4.66 million).	147.76	20.50	35.90

Country	Project	Total Cost	Loan	Grant
Multinational	*Kenya-Tanzania-Arusha-Namanga-Athi River Road Development* **Objective:** Improve transportation service over 240 km between Tanzania and Kenya, improve capacity of EAC Secretariat, and improve contracting capacity of regional contractors. The project involves civil works; consultancy services for the supervision of the above works; project audit consultancy services for the project; consultancy services for feasibility studies and detailed engineering design; consultancy services in the form of technical assistance for strengthening capacity of East African Community Secretariat. **Expected Outcomes:** Improved transportation service between Arusha, Namanga, Athi River and Nairobi; reduced transportation costs and improved road transportation services for 1.3 million people in the project area; smooth border passage; improved EAC capacity; identification of bankable projects to improve transportation services between Tanzania and Kenya. **Cofinanciers:** government of Tanzania (UA 0.20 million); government of Kenya (UA 5.62 million); JBIC (UA 39.71 million).	98.81	49.78	3.50
Multinational	*Institutional Support for East Africa Trade & Transport Facilitation* **Objective:** Improve the trade environment through effective implementation of the EAC Customs Union Protocol; and. enhance efficiency in transportation and logistics services along key regional transportation corridors by reducing non tariff barriers, delays and uncertainty in transit time. The project focuses on support to implement the EAC Customs Union, institutional and investment support for transportation facilitation, support to the Concession of the Kenya-Uganda Railway and Partial Risk Guarantee for the Railway Concessions. **Expected outcomes:** Implementation of EAC Customs Management Law in EAC region; IT interconnection of regional customs and customs database; reduction in transit time through the northern and central corridors. **Cofinanciers:** IDA (UA 138.11 million); governments of Kenya, Rwanda, Tanzania and Uganda (UA 46.39 million) and EAC, NCTTFA TTFA (UA 0.95 million).	194.65		9.20
WATER SUPPLY & SANITATION				
Burundi	*Watershed Management* **Objective:** Sustainably protect watersheds, increase forest and agro livestock production, and raise beneficiaries' incomes. The project focuses on 4 components: capacity building, conservation and improvement of resources, improvement of agro-silvo-pastoral production and project management. **Expected outcomes:** Improvement in soil fertility and watershed protection. **Cofinanciers:** government (UA 1.07 million); Beneficiaries (UA 0.37 million).	10.44		9.00
Chad	*National Rural Drinking Water Supply & Sanitation Program* **Objective:** Improve access to drinking water and sanitation services in the Tandjilé and Mayo Kebbi, and build national management and monitoring capacities in the rural drinking water supply and sanitation sector (DWSS). The program focuses on DWSS infrastructure development; information, education and communication; institutional support; works supervision and control and sub-program management. **Expected Outcomes:** Improved access to drinking water supply and sanitation in schools and health centers in Tandjilé and Mayo Kebbi. By 2010, Drinking Water access in the project area improves from 30 % in 2005 to 80 % in Tandjilé and from 5 % in 2005 to 30 % in Mayo Kebbi. Enhanced management and monitoring capacities in the institutions responsible for management and planning in the sector. **Cofinanciers:** government (UA 2.19 million); Beneficiaries (UA 1.03 million).	16.22		13.00

Country	Project	Total Cost	Loan	Grant
Guinea	*Study for Rural Drinking Water Supply and Sanitation(DWSS) up to 2015* **Objective:** Provide the country with an inventory document as a reliable basis for charting the National Drinking Water Supply and Sanitation Program (NDWSSP); formulate an NDWSSP to attain sector objectives by 2015; obtain the support of all DWSS sector development partners to secure the effective funding of the measures to be programmed. The study includes a national inventory, by SNAPE, of rural water and sanitation works and equipment; and formulation of a national water supply and sanitation program. **Expected Outcomes:** The drinking water and sanitation needs of the rural population are met; water-borne diseases are reduced. **Cofinanciers:** government (UA 0.09 million).	1.09	1.00	
Mauritania	*Rural Drinking Water Supply and Sanitation in the Southern Area* **Objective:** Improve water supply and household sanitation in 74 localities in the 3 regions (Hold El Chargui, Assaba, and Gorgol), which are currently showing a deficit; and improve community sanitation in the rural communities of these 3 regions. **Expected Outcomes:** By 2010, rate of access to safe water in rural area is 62% and coverage rate in sanitation in rural areas is 40%. **Cofinanciers:** government (UA 1.62 million); Beneficiaries (UA 0.23 million).	11.55	9.70	
Tanzania	*Rural Water Supply & Sanitation Program* **Objective:** Provide sustainable safe water supply and sanitation facilities, based on management responsibility and ownership by users, within easy reach of 36% of the rural population by the year 2010. The program focuses on district management support, construction of rural water supply and sanitation facilities, and institution building and development. **Expected Outcomes:** District Water and Sanitation Team (DWST) conducting community subproject appraisals (the %age of rural communities with access to water supply will increase from 53% to 69% by 2010); Community subprojects financed and implemented in whole or part from DWSF Fund; DWSTs monitoring and supporting communities in RWSS, promotion of good sanitation, health and hygienic practices; increased number of rural communities with adequate management (percentage of rural water committees with at least 50% female membership will increase from 40% in 2006 to 75% by 2010), operation and maintenance capabilities; improved knowledge, attitudes and practices in relation of health and hygiene and sanitation including increased use of latrines. **Cofinanciers:** IDA (UA 51.00 million); Netherlands (UA 27.00 million); FRG (UA 16.00 million); Other Development partners (UA 44.00 million); Communities (UA 7.00 million); government (UA 23.00 million)	223.00	45.00	10.00
Zambia	*National Rural Water Supply & Sanitation Program* **Objective:** Provide sustainable access to water supply and sanitation in rural areas to help alleviate poverty among Zambia's rural population, estimated at 7.5 million; and contribute to the achievement of the MDG for water. During Phase 1: increase access to safe, reliable and convenient quantities of water supply from the current 37% to 55% of the rural population by 2010; and increase access to proper sanitation from 13% to 33% of the rural population by 2010. **Expected Outcomes:** Increase in proportion of rural population with adequate and convenient supply of clean water; all rural schools have access to adequate sanitation facilities; increased numbers of rural families have built their own improved sanitation facilities and are effectively using them. **Cofinanciers:** Germany (UA 13.10 million); DANIDA (UA 12.00 million); UNICEF (UA 12.00 million); IRISH/Aid-Netherlands (UA 4.80 million); JICA (UA 2.20 million); World Bank (UA 0.70 million); NGOs (UA 3.30 million); government (UA 10.30 million); Communities (UA 3.90 million).	77.43	15.00	

Country	Project	Total Cost	Loan	Grant
Multinational	*SADC-Shared Watercourses for Buzi, Save & Ruvuma River Basins* **Objective:** Ensure a sustainable framework for integrated planning and management of shared water resources in the Buzi, Ruvuma, and Save River Basins to develop, support, and improve the livelihood of local communities. The project focuses on i) development of River Basin Monographs and Strategies; ii) enhanced knowledge and information support system; iii) Community basin management; iv) project management, capacity building, and audit services. **Expected Outcomes:** Establishment in the 3 riparian countries of an efficient framework for the joint management of the 3 river basins at the regional, national, and catchment levels; harmonized and improved national water policies and strategies based on sound integrated water resource management and regionally developed guidelines; enhanced capacity from a river basin wide perspective to support the development, management and protection of Basin water resources in an equitable, optimal, integrated and sustainable manner; implementation of Community Basin Management subprojects. **Cofinanciers:** government (UA 1.06 million)	10.43		9.38
OTHER APPROVALS				
Cameroon	*HIPC Debt Relief* **Objective:** Help reduce Cameroon's external debt to sustainable levels and encourage the use of the savings made under debt alleviation for poverty reduction activities.	*5.68*		
Congo	*HIPC Debt Relief* **Objective:** Help reduce Congo's external debt to sustainable levels and encourage the use of the savings made under debt alleviation for poverty reduction activities.	*1.76*		
Malawi	*HIPC Debt Relief* **Objective:** Help reduce Malawi's external debt to sustainable levels and encourage the use of the savings made under debt alleviation for poverty reduction activities.	*147.84*		
Central African Republic	*Arrears Clearance under the Post Conflict Country Facility* **Objective:** Clear the Central African Republic's arrears to the Bank Group to allow the country to renew relations with the donor community (including the Bank and the BWIs) and secure assistance under the HIPC initiative.			15.57

THE NIGERIA TRUST FUND

Operations

The Nigeria Trust Fund (NTF) makes available financial resources at below market rates to support development efforts in RMCs, particularly in low-income ADF countries. Article XIII of the Agreement Establishing the Nigeria Trust Fund (the NTF Agreement), signed by the Bank and Nigeria on February 26, 1976, provides that the NTF shall be in effect for thirty (30) years. This may be extended by mutual agreement between Nigeria and the Bank. Furthermore, Article XIII, Section 1, of the NTF Agreement, states that unless its duration is extended beyond April 25, 2006, (the "Termination Date") by mutual agreement, on that date, the NTF shall legally cease all activities, except those related to orderly winding down of prior commitments.

During the 2006 Annual Meetings in Ouagadougou, Burkina Faso, the Boards of Governors took note of the letter from the Governor for the Federal Republic of Nigeria informing the Bank that the Government of Nigeria had (i) granted the Bank its request for an extension of the duration of the NTF for an interim period of one year; (ii) decided on an immediate drawdown of US$200 million from the NTF; and (iii) authorized the Bank to conclude the winding down process within the extended duration of the life of the Trust Fund. In light of this development, no loans or grants were approved under the NTF in 2006.

An evaluation of the NTF began on 28 November 2006. The main objectives of the evaluation are to (i) review how well NTF resources have been used, (ii) assess the performance of the Bank and Nigeria in managing the NTF, and (iii) examine the terms of NTF financing in relation to NTF sustainability as a Fund. Other objectives include identifying possible niches for future NTF use and determining the NTF extension period and changes that should be made in relation to its governance structure. Five country case studies (Benin, the Gambia, Mauritania, Rwanda and Swaziland) will be used as a benchmark for the evaluation. The first report will be available before the end of the first quarter of 2007.

Cumulative Loan and Grant Approvals, 1976-2006

Since its establishment in 1976, the NTF has approved UA 304.6 million for 71 projects in 30 RMCs. Of this amount, UA 14.1 million was allocated to multinational projects.

Cumulative approvals according to sector remained unchanged in 2006 since there were no NTF operations (see Figure 5.14). The data indicated that infrastructure accounted for 51.9 percent of approvals, followed by agriculture and rural development, 18.8 percent; the social sector, 18.2 percent; finance, 5.8 percent; and industry, mining and quarrying, 5.4 percent.

Distribution of approvals by subregion shows that West Africa received 39.2 percent of NTF cumulative loan approvals, followed by East Africa, 24.5 percent; Southern Africa, 17.5 percent; Central Africa, 10.8 percent; North Africa, 3.4 percent; and multiregional operations, 4.6 percent (see Figure 5.15).

Figure 5.15: Cumulative NTF Approvals by Sector, 1976-2006


Power Supply
4.5%
Industry
5.4%
Water Supply & San.
5.7%
Transport
32.5%
Finance
5.8%
Communication
9.2%
Social
18.2%
Agriculture
18.8%

Figure 5.16: Cumulative NTF Approvals by Subregion, 1976-2006


Multiregional
4.6%
North Africa
3.4%
Central Africa
10.8%
West Africa
39.2%
Southern Africa
17.5%
East Africa
24.5%



Part II

Financial Management and Financial Statements

CHAPTER SIX

ADB, ADF, and NTF Financial Management and Financial Statements

AFRICAN DEVELOPMENT BANK

Financial Management

Financial Results

Management's Report Regarding Effectiveness of Internal Controls Over External Financial Reporting

Financial Statements and Report of Independent Auditors

Administrative Budget for Financial Year 2007

AFRICAN DEVELOPMENT FUND

Financial Management

Financial Results

Special Purpose Financial Statements and Report of Independent Auditors

Administrative Budget for Financial Year 2007

NIGERIA TRUST FUND

Financial Management

Financial Results

Financial Statements and Report of Independent Auditors

This Chapter discusses the management of the financial resources of the Bank Group's windows—the African Development Bank (ADB), the African Development Fund (ADF), and the Nigeria Trust Fund (NTF)—during the year. It also presents the Audited Financial Statements for 2006 for the three windows, and the ADB and ADF Administrative Budgets for the financial year 2007.

THE AFRICAN DEVELOPMENT BANK

Financial Management

Subscriptions

The authorized capital stock of the Bank stood at UA 21.87 billion as of December 31, 2006, and has been allocated to regional and non-regional members in such proportion so that, when fully subscribed, the regional group holds 60% of the total capital stock and the non-regional group 40%. Members' subscriptions reached UA 21.79 billion, that is 99.63% of the capital stock.

The capital stock is composed of paid-up and callable capital. The paid-up capital is the amount of capital payable over a period determined by the relevant General Capital Increase (10 years for the fourth General Capital Increase and 8 years for the fifth General Capital Increase). The paid-in capital, which represents the portion of paid-up capital that has been actually paid, reached UA 2.31 billion. As of December 31, 2006, the Bank's callable capital was UA 19.44 billion of which UA 5.63 billion was from countries rated double-A and higher. The callable capital is subject to payment as and when required by the Bank to meet its obligations incurred, (a) by making or participating in direct loans out of funds borrowed or otherwise acquired by the Bank for inclusion in its ordinary capital resources or in special resources; or (b) by guaranteeing in whole or in part, loans made by other entities. It is a protection of the Bank's creditors and holders of Bank's guarantees in the event that it is not able to meet its financial obligations. There has never been a call on the capital of the Bank.

In accordance with the Shares Transfer Rules, shares for which payments have become due and remain outstanding are forfeited after a prescribed period and offered for subscription to member countries. Unsubscribed capital amounts to UA 75.46 million and comprises shares to be made available for reallocation as well as shares held by the former Social Republic of Yugoslavia. The fifth General Capital Increase (GCI-V) became effective in 1999. A member country's payment of the first GCI-V installment triggers the subscription to the entire callable capital portion of shares allocated to it. However, shares representing the paid-up portion of subscriptions are issued only as and when the Bank receives actual payments for such shares.

The position of capital subscriptions at December 31, 2006 is shown in the Statement of Subscriptions to the Capital Stock and Voting Power, which forms part of the audited Financial Statements of this Report.

Bank Rating

The rating agencies Standard & Poor's, Moody's, Fitch Ratings, and the Japan Credit Rating Agency reaffirmed their AAA and AA+ rating of the African Development Bank's senior and subordinated debt respectively, with a stable outlook. Their rating reflects the Bank's strong membership support, its preferred creditor status, sound capital adequacy and prudent financial management and policies.

Capital Markets Operations

The very high credit ratings enjoyed by the Bank enable it to issue securities at low interest rates. Its borrowing activities are guided by client and cashflow requirements, assets and liability management goals, and risk management policies.

In order to support these borrowing activities, the Bank has available for its use an array of instruments to access the international capital markets. These include a Global Debt Issuance Facility and a Euro Commercial Paper Program. These programs are flexible documentation facilities allowing convenient and continuous issuance, giving access to a large investor base in a wide range of capital markets.

As at December 31, 2006, the borrowing portfolio of the Bank stood at UA 5.87 billion. The Bank is well within its debt policy limits. The key debt ratios are as follows:

- Total debt/total callable capital (max 80 percent): 30.20 percent
- Senior debt/non-borrowing members' callable capital (max 80 percent): 60.69 percent

For the year 2006, the ADB Board of Directors had approved in January 2006 a borrowing program of up to UA 850 million including a UA 70 million component for the Enhanced Private Sector Assistance for Africa Initiative (EPSA). The Bank raised UA 731 million at a weighted average cost of 6-month US Dollar LIBOR minus 24.7 basis points through transactions in the US Dollar global bond market and Australian

Dollar domestic market, African currencies in Euro-markets, private placement market in Japan and Uridashi market.

While the Bank made its annual appearance in October 2006 in the global bond market with a finely-priced and well-distributed USD 500 million transaction, the bond issue in Australian Dollar domestic market ("kangaroo" market) in February 2006 was a debut issue for the Bank. The Bank also raised funds through small-sized structured transactions to take advantage of attractive funding opportunities in the Japanese private placement market. The private placement activity in Japan was complemented through three Uridashi transactions targeted at the Bank's retail Japanese investor base.

The Bank continues to focus its efforts on the possibility of issuance in African currencies. Following the success of the Botswana Pula issue in December 2005, the Bank launched the first-ever Tanzanian Shilling-linked bond issue by a supranational in February 2006. Subsequently, in October 2006, the Bank launched the first bond ever issued by a supranational that is denominated in Ghanaian Cedi. The bond matures on October 19, 2008. Both transactions attracted participation by global institutional investors.

These bond issues represent important milestones that reinforce the Bank's strategy of bringing visibility to the opportunities that African capital markets, and African currencies, offer to local and international investors.

Consistent with the expectation of many regional member countries that the Bank issue bonds in their domestic markets and utilize the proceeds from such bond issues predominantly for development-related lending in their own countries, the Bank has taken a major step in creating a policy framework that provides the basis for the Bank to designate African currencies as lending currencies of the Bank, subject to necessary supply-demand and risk management safeguards. As a next step, the Bank is currently examining the feasibility of cost-effective issuance in domestic bond markets in Africa.

Investments

The Bank's cash and treasury investments (net of repurchase agreements) as of December 31, 2006 totaled UA 5,344.86 million, compared to UA 4,758.43 million at the end of 2005. Investment income for 2006 amounted to UA 213.82 million, or a return of 4.22 percent on an average liquidity of UA 5.06 billion, compared to UA 155.38 million in 2005, or a return of 3.36 percent, on an average liquidity of UA 4.63 billion.

Effective January 1, 2001, the ADB's liquid assets were tranched into 3 portfolios, namely operational portfolio, prudential portfolio, and equity-backed portfolio, each with a different benchmark that reflects the cashflow and risk profile of its assets and funding sources. These benchmarks are one-month LIBID for the operational portfolio, and 6-month marked-to-market LIBOR, resetting on February 1 and August 1 for the prudential portfolio. The equity-backed portfolio is managed against a repricing profile benchmark with 10 percent of the Bank's net assets repricing uniformly over a period of 10 years.

Loan Portfolio

Cumulative loans signed, net of cancellations, as at December 31, 2006 amounted to UA 18.09 billion. Total outstanding loans, as at December 31, 2006 was UA 5.29 billion, UA 221 million lower than the UA 5.51 billion outstanding as at the end of 2005. This decrease was attributable primarily to prepayments during the year amounting to UA 298.14 million. Undisbursed balances at December 31, 2006 totaled UA 2.03 billion, an increase of UA 173.09 million from December 31, 2005. The number of active signed loans stood at 295. Also, at December 31, 2006, 507 loans amounting to UA 7.34 billion had been fully repaid. A breakdown of the loan portfolio by product type is presented above.

Loan Outstanding, December 31, 2006 (percentages)


Single Currency Variable Rate 14.81%
Single Currency Floating Rate 26.26%
Multi-currency Fixed Rate 8.99%
Multi-currency Variable Rate 7.87%
Single Currency Fixed Rate 42.07%

Disbursements

Disbursements on Bank loans decreased from UA 595.35 million in 2005 to UA 548.44 million, representing a decrease of 7.88 percent. At December 31, 2006, cumulative disbursements (including private sector loans) amounted to UA 15.96 billion. At December 31, 2006, 734 loans were fully disbursed for a total amount of

Undisbursed Balances, December 31, 2006 (percentages)


Multi-currency Fixed Rate 0.33%
Single Currency Variable Rate 1.23%
Multi-currency Variable Rate 0.12%
Single Currency Floating Rate 42.66%
Single Currency Fixed Rate 55.66%

UA 14.92 billion, representing 93.48 percent of cumulative disbursements.

Financial Products

Loans. The Bank offers 3 loan products: variable, floating, and fixed interest rate loans with a selection of loan currencies, currently, US Dollars, Euro, Japanese Yen, and South Africa Rand. To suit the long-term financing needs of borrowers, loans have a maximum maturity of 20 years, including a grace period on the repayment of the principal amount, generally not exceeding 5 years.

For the single currency variable interest rate loan, the lending rate is determined twice a year, on January 1 and July 1, and is based on the Bank's average cost of a designated pool of borrowings funding the loans in the specific currency. The lending rate for the floating interest rate loan is derived from the 6-month market reference rate in the specific currency, for example, LIBOR, EURIBOR, or JIBAR. The lending rate is reset on February 1 and August 1 each year and applies to the 6-month period following the reset date. For the fixed interest rate loan, the lending rate in each currency is the fixed amortizing swap rate derived from the 6-month market reference rates. Borrowers may select from a number of rate-fixing alternatives, including fixing at each disbursement or after all disbursements have been completed. Prior to rate fixing, the currency-specific floating interest rate applies.

The pricing formula applicable to all 3 loan products is the same. The applicable rate of interest is the sum of the chosen base rate plus a lending spread. Loans to sovereign and sovereign-guaranteed borrowers enjoy a lending spread of 40 basis points above the 6-month market reference rate. For non-sovereign guaranteed borrowers in both the private and public sector, the lending spread is computed based on the Bank's risk-based pricing framework.

Agency Lines. Loans to private sector enterprises can be extended directly or through a private financial institution (PFI). In an agency line (AL), the credit risk of the borrower is borne by the Bank. In addition, the PFI acts as an agent for the Bank, to carry out a variety of activities, including, but not limited to, identifying projects within certain parameters; appraising such projects on behalf of the Bank; when approved, undertaking all of the administrative steps related to disbursement (billing, collection of Bank's funds, filing of security); supervising projects, monitoring the performance of the borrower, submitting reports thereon; and transmitting amounts related to the repayment of the loan to the Bank.

Guarantees. Through the guarantee product, the Bank seeks to leverage its preferred creditor status to assist eligible borrowers to obtain financing from third party lenders, including capital markets. Guarantees will also enable borrowers to obtain financing in their own local currency where the Bank is not able to provide such financing directly from its own resources.

Risk Management Products are offered to enable borrowers to manage the market risks associated with their loans from the Bank, including interest rate, currency, and commodity price risks. These products assist borrowers to manage their balance sheets and their changing needs more efficiently over time. Risk management products such as interest rate swaps, currency swaps, interest rate caps and collars are available to borrowers at any time during the life of the loan.

Equity Participation or Quasi-Equity Products. The Bank's ability to provide risk capital through equity investments is a key element of its resource mobilization role. Even though the Bank cannot be a majority shareholder in a company, it can participate in a project by acquiring ordinary stocks, redeemable preferred stocks, or debentures.

Other Financial Services. In addition to the products described above, the Bank may offer loan syndication and underwriting services through its private sector window.

Risk Management Policies and Processes

As a development finance institution, the African Development Bank seeks to reduce its exposure to risks that are not essential to its core business of providing development finance and related assistance. To this end, the Bank has adapted its risk management policies, guidelines and processes to reduce exposure to interest rate, currency, liquidity, counterparty, legal, and other operational risks, while maximizing its capacity to assume the risks of extending credit to its public and private sector clients within its approved risk limits.

Credit Risk

Credit risk, the potential default of one or more debtors, is the largest source of risk for the African Development Bank and is managed within an integrated framework of credit policies, guidelines and processes. The foundation of the Bank's credit management framework is a systematic credit risk assessment based on a uniform internal credit risk rating scale that is calibrated to reflect the Bank's statistical loss expectations.

The Bank manages three principal sources of credit risk: 1) sovereign credit risk on its public sector portfolio; 2) non-sovereign credit risk on its portfolio of private sector, non-sovereign and enclave projects; and 3) counterparty credit risk on its portfolio of treasury investments and derivative instruments.

Sovereign Credit Risk

When the Bank lends to public sector borrowers, it generally requires a full sovereign

guarantee or the equivalent from the borrowing member state. Consequently, the expected loss rate on the Bank's public sector portfolio is derived from regular assessments of the ultimate collectibility risk of the sovereign guarantees from the Borrowing Member States. The credit risk ratings of the Bank's Borrowing Member States are updated quarterly by the credit management division.

In 2006, the overall risk profile of the Bank's sovereign guaranteed portfolio improved significantly, mainly due to the combined effect of improvement in the weighted average credit rating of the regional member countries and the increased Bank's exposure to high graded countries.

The portfolio's weighted-average risk rating showed a marginal strengthening from 3.15 at the end of 2005 to 2.93 at the end of 2006. The distribution of the sovereign portfolio across the Bank's five credit risk classes is shown in the table below.

To ensure adequate diversification, the Bank maintains a prudent distribution of its sovereign guaranteed portfolio through its exposure management policies. For each eligible public sector borrower, the Bank applies an exposure limit that reflects the country's risk rating and its economic potential subject to a maximum loan equivalent exposure for any single country that is no more than 15% of the Bank's maximum sustainable portfolio[2]. The country exposure limits are reviewed annually and are used as a risk-based benchmark to plan the Bank's medium-term country assistance strategies.

It is the Bank's policy that if a payment of principal, interest or other charges with respect to any Bank Group credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Further, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.50% on the commitment fees charged on qualifying undisbursed ADB loans.

Although the Bank benefits from the advantages of preferred creditor status and rigorously monitor the exposure on non-performing sovereign borrowers, some countries have experienced difficulties to service their debts to the Bank on a timely basis. With the adoption of the revised International Financial Reporting Standards (IFRS) from 2005, the Bank no longer makes general provisions for performing loans. In line with the IFRS norms, the Bank makes a provision for the impairment[3] in its sovereign portfolio commensurate with the assessment of the incurred loss in the cumulative portfolio. The Bank's impairment allowance of UA 436.77 million (2005: UA 392.37 million) is consistent with the estimated incurred loss associated with impaired loans at the end of 2006.

Internal Credit Risk Rating Scale

Risk Rating	Range of Expected Losses[1]	Risk Class	International Equivalent
1	1-2%	Very Low Risk	A - BBB
2	2-3%	Low Risk	BB
3	3-5%	Moderate Risk	B
4	5-7%		
5	7-12%	High Risk	CCC
6	12-20%		
7	20-40%	Very High Risk	<CCC
8	40-60%		
9	60-80%		
10	80-100%		

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for sovereign credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for all credit-sensitive assets (loans and equity investments) plus contingent liabilities (guarantees and client risk management products) in each risk class[4]. At the end of 2006, the Bank's public sector portfolio required as risk capital, 41% of the Bank's total capital[5]. This compares with 45% at the end of 2005 and reflects the changes in the composition of the sovereign portfolio.

[1] The expected loss concept applies only to the non-sovereign exposure.
[2] The maximum sustainable portfolio is the largest outstanding portfolio that can be supported by the current level of risk capital applying the Bank's capital adequacy policy.
[3] A loan is considered to be impaired when the borrower is observed to experience difficulties in servicing the debt in a timely manner.
[4] Reflecting its higher risk operating environment and unavoidable portfolio concentrations, the Bank requires risk capital backing that is three to ten times more conservative than BIS commercial banking standards. Very low risk = 25%, low risk = 28%, moderate risk = 35%, high risk = 50%, very high risk = 75%, and equity investments = 100%.
[5] The Bank defines risk capital source as the sum of paid-in capital plus accumulated reserves net of translation adjustments. The Bank does not include callable capital in its computation of risk capital.

Risk Profile of the Outstanding Sovereign Guaranteed Loan Portfolio*

	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2006	28%	35%	10%	17%	10%
2005	26%	26%	18%	17%	13%
2004	28%	28%	21%	11%	12%
2003	25%	32%	21%	16%	6%
2002	21%	35%	23%	13%	8%
2001	20%	37%	30%	6%	7%
2000	19%	26%	42%	3%	10%
1999	18%	32%	37%	4%	9%

* Includes impaired charges receivable, net of impairment allowances.

Non-Sovereign Credit Risk
When the Bank lends to private sector borrowers or to enclave projects it does not benefit from full sovereign guarantees or the equivalent. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee. Consequently, the expected loss rate on its non-sovereign portfolio is derived from the assessment of the ultimate collectibility risk of each project loan including any security or guarantees. The credit management division assigns a credit risk rating for all new projects at entry and the risk ratings on all outstanding projects are updated quarterly.

In 2006, the non-sovereign loan and equity portfolios size increases. By year-end, the weighted-average risk rating deteriorated marginally from 3.12 in 2005 to 3.52 in 2006. The distribution of the non-sovereign portfolio across the Bank's five credit risk classes is shown in the table below.

To ensure a prudent distribution of its non-sovereign portfolio, the Bank manages its lending activities within a framework of country, sector, client, and instrument exposure limits and risk profile benchmarks. In addition, the Bank generally requires a range of securities and guarantees from the project sponsors to partially mitigate the credit risk for direct private sector loans.

In compliance with the revised IFRS, the Bank no longer makes general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan. At the end of 2006, the impairment allowance to cover the incurred loss on impaired loans in the non-sovereign portfolio decreased to UA 15.40 million as a comparison to UA 16.10 million in 2005.

In addition to lending, the Bank may make equity investments in private sector projects, either directly or through investment funds. To the extent possible, equity investments are carried at fair value. In cases where an equity investment that is not fair valued is assessed as potentially non-performing, the Bank may make a provision based on accepted impairment tests measured against the Bank's carrying cost. At the end of 2006, the average provisioning rate for equity investments in private sector was equivalent to 6.24% of the outstanding equity portfolio.

To cover potential unexpected credit related losses due to extreme and unpredictable

Risk Profile of the Outstanding Non-Sovereign Loan and Equity Portfolio

	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2006	16%	15%	52%	6%	11%
2005	14%	20%	56%	7%	3%
2004	15%	14%	55%	10%	6%
2003	0%	20%	62%	10%	8%
2002	19%	0%	58%	18%	5%
2001	0%	0%	57%	26%	17%
2000	0%	0%	68%	11%	21%
1999	0%	0%	56%	8%	36%

events, the Bank maintains a conservative risk capital cushion for non-sovereign credit risks. At the end of 2006, the Bank's non-sovereign portfolio required as risk capital approximately 3.5% of the Bank's total on-balance sheet risk capital sources, largely unchanged from the level at the end of 2005. This was still well below the limit of 20% for total non-sovereign operations.

Counterparty Credit Risk

In the normal course of its business, the Bank utilizes various financial instruments to meet the needs of its borrowers, to manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquidity prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty in the transaction may be unable to meet its obligation to the Bank.

Reflecting a preference for minimizing exposure to counterparty credit risk, the Bank maintains eligibility criteria that limit the Bank's financial operations to counterparties with the very best credit ratings. For example, the minimum rating of counterparties for non collateralized derivative instruments is AA- or the equivalent, while in 2006, the Bank enabled derivative counterparties with a rating of no less than A-, but only when any material transaction exposure is fully collateralized.

In addition to these stringent rating standards, the Bank operates a framework of exposure limits based on the counterparty credit rating and size subject to a maximum of 8% of the Bank's total risk capital for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank's credit limits after considering the benefits of any collateral. As a rule, the Bank executes an ISDA master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. As shown below, the estimated potential counterparty credit exposure of the investment and derivative portfolios continues to be predominantly AA or higher.

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risks as per the current BIS standards. At the end of 2006, the Bank's counterparty credit portfolio including all investments and derivative instruments required as risk capital just over 2.2% of the Bank's total on-balance sheet risk capital sources. This is a minor change from 1.9% in 2005.

Liquidity Risk

As a long-term development lender, the Bank holds sufficient liquid assets to secure the continuity of normal operations even in the unlikely event that it is unable to obtain fresh resources from the capital markets for an extended period of time. To achieve this objective, the Bank computes a prudential minimum level of liquidity based on the projected net cash requirement for a rolling one-year period. The prudential minimum level of liquidity is updated quarterly and includes all potential debt service payments due to early redemption of swaps and borrowings with embedded options. To enable the Bank to take advantage of low-cost funding opportunities as they arise, the Bank's policy permits a judicious increase of liquid resources where there is an economic benefit. Throughout 2006, the level of liquid assets remained well above the minimum prescribed by the Bank's liquidity policy.

To strike the optimal balance between generating adequate investment returns and holding securities that can be easily sold for cash, if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio is invested in relatively liquid securities that can be readily sold, if required. In addition to the core portfolio, the Bank maintains a second tranche of liquidity that is always invested in the most highly liquid securities to cover its expected operational cash flow needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of

Credit Risk Profile of the Investment and Derivative Portfolios

	AAA	AA	A	Other
2006	56%	39%	5%	0%
2005	56%	36%	8%	0%
2004	62%	36%	2%	0%
2003	67%	27%	6%	0%
2002	68%	29%	3%	0%
2001	56%	41%	3%	0%
2000	52%	43%	4%	0%
1999	30%	64%	6%	0%

the operational tranche of liquidity. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities designated as "held-to-maturity" investments (HTM). Only HTM investments with a remaining maturity of one year or less are considered as liquid investments against the Bank's minimum liquidity requirements.

Currency Risk

The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency (after swap activities) to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed[6].

Because a large part of its balance sheet is funded by equity resources, which are denominated in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. In line with this policy, throughout 2006 the Bank's currency alignment was adjusted within a tight band of the risk-neutral position in each of the currencies making up the SDR composition. The revised International Monetary Fund's (IMF) SDR basket took effect from January 1, 2006. In keeping with the Bank's currency risk management policy, currency transactions were carried out in early 2006 to realign the net assets to the revised SDR basket. During 2006, despite sharp movements in the values of the major currencies during the year, the Bank registered only a minor change in translation adjustments of less than 0.25% of net assets.

The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, USD and Tunisian Dinar. For 2006, the Bank's strategy of purchasing currencies in the forward market to cover the estimated currency composition of expenses during the year mitigated the unfavorable impact of those currencies movements during the year.

Interest Rate Risk

The Bank's exposure to interest rate risk can be traced to two principal sources: 1) the interest rate sensitivity of the net interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding those assets; and 2) the interest rate sensitivity of the interest margin the Bank earns on the assets funded by its equity resources. The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin[7]. It is understood that as an inevitable part of managing interest rate risk, the strategies that would help to stabilize the Bank's net interest margin on the longer duration equity backed portfolio would often lead to increased volatility of the economic value of the Bank's equity on a mark-to-market basis.

Assets Funded By Debt

Over half of the Bank's interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering "variable rate loans" whose interest rate resets semi-annually based on the average cost of a dedicated pool of the Bank's borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation, incorporated in the lending rates charged on the Bank's pool-based loans, has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

The Bank also offers fixed and floating rate loans whose interest rate is directly linked to market interest rates. For the market-based loan products, the Bank's net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding (six-month Libor floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it prefers to retain the credit risks, the Bank safeguards the intermediation fee it earns on risk management products by simultaneously laying off the market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within duration mismatch limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings

[6] To facilitate loan repayment for its borrowers that may not have easy access to certain currencies, the Bank provides currency exchange services on an agency basis.
[7] A net interest margin that is not overly sensitive to sharp changes in market interest rates yet adequately responsive to general market trends.

is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank's liquidity policy and uses a six-month Libor floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month Libor floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rates in one of the Bank's active currencies on a standard six-month Libor rate reference. Where the Bank issues debt with embedded options, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month Libor-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro Commercial Paper. The Bank manages refinancing risk by limiting the amount of debt that will mature or is potentially callable within one year to 25% of the outstanding debt portfolio.

Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank's assets with equity resources. Changes in market interest rates in the currencies of the Bank's equity resources (the SDR) affect the net interest margin earned on assets funded by equity resources. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long-term, reduce the nominal earnings on the Bank's equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank's equity resources (fixed rate loans and investments) to match a re-pricing profile benchmark. The Bank's re-pricing profile benchmark is a 10-year ladder whereby a uniform 10% of the Bank's assets funded by equity re-price in each year. Using this benchmark, the Bank's net interest margin on assets funded by equity tends to track a ten-year moving average of 10-year maturity SDR interest rates. At the end of 2006, the Bank's overall repricing profile was closely aligned to the benchmark in almost all annual buckets. For net assets re-pricing within one year, the Bank had a manageable gap relative to the benchmark.

In addition to these two principal sources of interest rate risk, the Bank is exposed to prepayment risk on the parts of its loan portfolio issued before 1997. Although the Bank is unable to charge a prepayment penalty on these older loans, in practice the level of prepayments has generally been within acceptable levels. In 2003 and 2004, however, driven by low market interest rates, contracting credit spreads for emerging market borrowers and enhanced debt management by several sovereign borrowers, total loan prepayments increased sharply to UA 471 million and UA 542 million respectively. In 2005, with the reversal in the market interest rates, prepayments of pre-1997 loans declined sharply to UA 70 million. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. In 2005, prepayments of market-based floating rate loans amounted to UA 192 million. While in 2006, the total prepayment reached UA 298.14 million, of which 79% were market based loans.

Operational Risk

The Bank, like all financial institutions, is exposed to many types of operational risks including all aspects of risk-related exposure other than those falling within the scope of credit and market risk including specifically the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events and reputational risk.

In the past, the Bank Group has relied almost exclusively upon internal controls within departments, although not necessarily identified as managing operational risk, for its internal controls and operational risk management. The evolving best practice is for specific structures and methods to be dedicated for managing and coordinating operational risks. The Internal Control Unit (ICU) was approved by the AfDB Board of Directors in 2004 to meet the requirement of these challenges in line with the evolving best practices.

Controls and Operational risks exist and impact broadly across many aspects of the Bank with a risk of operational losses potentially arising in many activities, functions and departments. There are also many interdependencies among risk factors that may result in an operational risk loss.

As a first step towards the implementation of an effective operational risk management framework, the ICU commenced the implementation of the COSO framework of integrated internal control in September 2005. The first phase of the implementation, which focused on controls around financial reporting, was completed at the end 2006.

Management's report regarding the effectiveness of internal controls over external financial reporting is included in this report.

There are other initiatives or activities in the other areas of the Bank Group that are complementing the operational risk management and controls including:

- Review of Code of Conduct and

Staff Rules
- Fraud and Investigation Unit
- Whistleblower Protection Policy
- Document Retention Policy
- Business Continuity Planning and Preparedness

Risk Management Process

The processes and procedures by which the Bank manages its risk profile continually evolve as its activities change in response to market, credit, product, and other developments. The highest level of risk management is assured by the Bank's Board of Executive Directors, which is chaired by the President. In addition to approving all risk management policies, the Executive Directors regularly review trends in the Bank's risk profiles and performance to ensure compliance with those policies. An independent risk management team supports the Bank's risk management process.

The asset and liability management committee (ALCO) is the Bank's most senior management forum on risk management issues. ALCO is chaired by the Vice President, Finance and meets at least monthly to perform its oversight role. Among its key functions, the committee reviews regular and ad-hoc finance and risk management reports and projections, approves strategies to adjust the balance sheet, and confirms country and project credit risk ratings and the associated expected/incurred loss estimates. ALCO is supported by seven standing working groups that report to the committee on specific risk management issues. These working groups cover country risk, commercial credit risk, interest rate risk, currency risk, financial projections, financial products and services, and operational risk.

Day-to-day operational responsibility for implementing the Bank's risk management policies and guidelines is delegated to the appropriate business units.

Financial Results

In 2006, the Bank changed its accounting treatment for transfers approved by the Board of Governors. These transfers, which are made to organizations, funds and institutions for purposes congruent with the Bank's mission, were previously presented as direct reductions of equity. Under the new accounting treatment, these transfers are treated as grants and reported as expenses in the Income Statement. This accounting change is described in greater detail in Note C to the Bank's audited financial statements. This accounting change has been applied retrospectively, resulting in the restatement of previously published financial statements. While the accounting change did not affect the balance of the Bank's reserves at December 31, 2005 or the Bank's overall financial position, it did reduce reported net income for 2005 from UA 221.32 million previously published to a restated amount of UA 77.32 million, reflecting the UA 144.00 million of transfers approved by the Board of Governors in 2005. Since net income is now a function of distribution decisions, "Income before transfers approved by the Board of Governors" is separately disclosed on the income statement, to highlight income from operations.

The highlights of the Bank's financial performance in 2006 include the following:

- Income before transfers approved by the Board of Governors decreased by 12.33 percent from UA 221.32 million in 2005 to UA 194.03 million in 2006. The decrease is attributable to an increase in provisions for impairment of loan principal and charges receivable from a net write-back of UA 13.85 million in 2005 to a charge of UA 51.69 million in 2006, as well as a UA 35.50 million increase in impairment charges relating to equity investments primarily caused by a write-down of the ADB's investment in the ADF, which was in turn the result of the write-off of a significant portion of the ADF's loan portfolio under the Multilateral Debt Relief Initiative (see note T-2 (iv) to the Bank's audited financial statements). These effects were partially offset by a UA 55.29 million increase in unrealized gains on borrowings-related financial instruments.

- Loan income increased by UA 4.80 million, or 1.48 percent, in 2006. The increase in loan income was caused by a higher lending rate on USD floating rate loans during 2005. Investment income increased in 2006 by UA 58.45 million, or 37.62 percent, as a result of higher average investment balances and higher yields, but the increase was more than offset by a UA 63.43 million increase in interest and amortized issuance costs and net interest on borrowing-related derivatives.

- The Bank continues to maintain a strong risk-bearing capacity. Total reserves plus accumulated loss provisions on outstanding loan principal and charges at December 31, 2006 were UA 2.74 billion, up from UA 2.66 billion at December 31, 2005. As a percentage of gross loans and loan income and charges receivable, reserves plus loss provisions on loan principal and charges increased from 44.73 percent at December 31, 2005 to 47.72 percent at December 31, 2006.

- The number of sovereign borrowers in arrears for six months or more decreased from 8 at December 31, 2005 to 6 at December 31, 2006. However, a total impairment provision of UA 51.69 million on loan principal and charges was recorded during 2006, primarily because of an increase in the estimated time in default for a sovereign borrower in arrears. This loss provision compares to a net write-back of UA 13.85 million in

2005. The total accumulated provision for losses on principal and charges at December 31, 2006 was UA 436.77 million, which was 7.60 percent of gross principal and charges receivable at that date, up from UA 392.38 million at December 31, 2005, or 6.60 percent of gross principal and charges receivable.

- Administrative expenses, net of reimbursement by the ADF and the NTF for their share of such expenses, decreased by UA 4.82 million from UA 41.68 million in 2005 to UA 36.86 million in 2006. The decrease was caused by a reduced share of administrative expenses allocated to the Bank pursuant to a predetermined cost-sharing formula among the Bank, the ADF and the NTF, which is driven primarily by the relative levels of certain operational volume indicators. Total Bank group administrative expenses decreased marginally from UA 155.69 million in 2005 to UA 154.34 million in 2006.

- For the past several years, the Bank has earned levels of net income sufficient to enable not only the further strengthening of the Bank's reserves position, but also contributions on behalf of its shareholders to other development initiatives for Africa. In 2006, the Board of Governors approved transfers of UA 139.20 million to various development initiatives in Africa. These transfers included UA 67.30 million to the special fund for post-conflict assistance to the Democratic Republic of Congo, UA 21.30 million to the ADF, UA 10.60 million to the Heavily Indebted Poor Countries (HIPC) initiative, UA 15.00 million to the Special Relief Fund, and UA 25.00 million to the Post-Conflict Countries Facility (PCCF).

As mentioned above, in 2006 the Bank began expensing transfers approved by the Board of Governors, rather than recording them directly in equity. Since these transfers are a function of distribution decisions taken by the Board of Governors and are not operating items, the Bank focuses on "income before transfers approved by Board of Governors" as its most relevant indicator of operating performance.

AFRICAN DEVELOPMENT BANK GROUP

Date: March 30, 2007

Management's Report Regarding Effectiveness of Internal Controls Over External Financial Reporting

The Management of the African Development Bank Group ("The Bank Group") is responsible for the preparation, fair presentation and overall integrity of its published financial statements. The financial statements for the African Development Bank and the Nigeria Trust Fund have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board, while those of the African Development Fund were prepared on a special purpose basis.

The financial statements have been audited by an independent accounting firm that was given unrestricted access to all financial records and related data, including minutes of all meetings of the Boards of Directors and committees of the Board. Management believes that all representations made to the external auditors during their audit were valid and appropriate. The external auditors' report accompanies the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting in conformity with the basis of accounting. The system of internal control contains monitoring mechanisms and actions that are taken to correct deficiencies identified. Internal controls for external financial reporting are subject to scrutiny and testing by management and internal audit and are revised as considered necessary. Management believes that such controls support the integrity and reliability of the financial statements.

There are inherent limitations to the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, an effective internal control system can provide only reasonable, as opposed to absolute, assurance with respect to financial statements. Furthermore, the effectiveness of an internal control system can change with circumstances.

The Bank Group's Boards of Directors have appointed an Audit and Finance Committee (AUFI) to assist the Boards, among other things, in their oversight responsibility for the soundness of the Bank Group's accounting policies and practices and the effectiveness of internal controls. AUFI, which is comprised entirely of members of the Board of Directors, oversees the process for the selection of external auditors and makes recommendation for such selection to the Board of Directors who in turn makes recommendation for approval to the Board of Governors. AUFI meets periodically with management to review and monitor matters of financial, accounting or auditing significance.

The Bank's assessment of the effectiveness of internal controls was based on the framework provided by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). On the basis of the work performed, Management asserts that, as at December 31, 2006, the Bank Group maintained effective internal controls over its financial reporting as contained in the Financial Statements for 2006.

The Office of the Auditor General (OAGL) has reviewed the Bank's assessment described above and has concluded that there are no material weaknesses that could affect the reliability of the 2006 financial statements.

Donald Kaberuka
PRESIDENT

Thierry de Longuemar
VICE PRESIDENT, FINANCE

Charles Boamah
CONTROLLER

13, Avenue du Ghana, Angle des Rues Pierre de Coubertin et Hédi Nouira - BP 323 - Tunis Belvédère 1002 - Tunisie
Tel: (216) 71 333 511 Fax: (216) 71 351 933 Email : afdb@afdb.org - Internet : www.afdb.org

African Development Bank

Financial Statements and Report of the Independent Auditors for the Years ended December 31, 2006 and 2005

BALANCE SHEET
AS AT DECEMBER 31, 2006 AND 2005
(UA thousands - Note B)

ASSETS	2006	2005
CASH	129,329	70,340
DEMAND OBLIGATIONS	3,801	3,801
INVESTMENTS (Note D)	6,093,361	5,155,053
DERIVATIVE ASSETS (Note E)	273,310	285,927
NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note F)	20,383	25,897
ACCOUNTS RECEIVABLE		
Accrued income and charges receivable on loans	455,523	431,468
Less: Accumulated provision for impairment	(222,588)	(197,764)
	232,935	233,704
Other accounts receivable	368,037	322,676
	600,972	556,380
LOANS (Note G)		
Disbursed and outstanding loans	5,290,951	5,512,442
Less: Accumulated provision for impairment	(214,180)	(194,613)
	5,076,771	5,317,829
EQUITY PARTICIPATIONS (Note H)		
Investment in associate - ADF	62,998	97,364
Other equity investments	56,121	71,333
	119,119	168,697
OTHER ASSETS		
Property, equipment and intangible assets (Note I)	14,241	16,350
Miscellaneous	713	628
	14,954	16,978
TOTAL ASSETS	**12,332,000**	**11,600,902**

The accompanying notes to the financial statements form part of this statement.

LIABILITIES & EQUITY	2006	2005
ACCOUNTS PAYABLE		
Accrued financial charges	328,751	250,404
Other accounts payable	320,209	247,819
	648,960	498,223
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND PAYABLE FOR CASH COLLATERAL RECEIVED (Note D)	877,833	466,961
DERIVATIVE LIABILITIES (Note E)	481,937	317,245
BORROWINGS (Note J)		
Borrowings at fair value	4,823,648	4,604,700
Borrowings at amortized cost	1,046,821	1,335,698
	5,870,469	5,940,398
EQUITY (Note K)		
Capital		
Subscriptions paid	2,303,062	2,263,446
Cumulative Exchange Adjustment on Subscriptions	(155,742)	(151,759)
	2,147,320	2,111,687
Retained earnings	2,305,345	2,257,678
Fair value gains on available-for-sale equity investments	136	8,710
Total reserves	2,305,481	2,266,388
Total equity	4,452,801	4,378,075
TOTAL LIABILITIES & EQUITY	**12,332,000**	**11,600,902**

INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(UA thousands - Note B)

	2006	Restated (Note C) 2005
OPERATIONAL INCOME & EXPENSES		
Income from loans (Note L)	329,027	324,230
Income from investments and related derivatives (Note L)	213,824	155,375
Total income from loans and investments	542,851	479,605
Borrowing expenses (Note M)		
Interest and amortized issuance costs	(245,413)	(218,516)
Net interest on borrowing-related derivatives	(35,137)	1,399
Unrealized gain/(loss) on fair-valued borrowings and related derivatives	10,672	(30,773)
Unrealized gain on derivatives on non fair-valued borrowings and others	21,067	7,219
Provision for impairment (Note G)		
Loan principal	(22,566)	21,169
Loan charges	(29,120)	(7,317)
Provision for impairment on equity investments	(34,745)	750
Translation gains	4,101	1,577
Other income	23,736	15,725
Net operational income	235,446	270,838
OTHER EXPENSES		
Administrative expenses (Note N)	(36,859)	(41,675)
Depreciation - Property, equipment and intangible assets (Note I)	(6,233)	(7,101)
Sundry gains/(expenses)	1,678	(741)
Total other expenses	(41,414)	(49,517)
Income before transfers approved by the Board of Governors	194,032	221,321
Transfers of income approved by the Board of Governors (Notes C & K)	(139,200)	(144,000)
NET INCOME	**54,832**	**77,321**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF RECOGNIZED INCOME AND EXPENSE FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(UA thousands - Note B)

	2006	Restated (Note C) 2005
(Loss)/gain on available-for-sale investments	(8,574)	6,243
Actuarial losses on defined benefit plans	(7,165)	(3,785)
Net (loss)/income recognized directly in equity	(15,739)	2,458
Net income for the year	54,832	77,321
TOTAL RECOGNIZED INCOME FOR THE YEAR	**39,093**	**79,779**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(UA thousands - Note B)

	2006	Restated (Note C) 2005
CASH FLOWS FROM:		
OPERATING ACTIVITIES:		
Net income	54,832	77,321
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	6,233	7,101
Provision for loan impairment on loan principal and charges	51,686	(13,853)
Unrealized (gains)/losses on investments and related derivatives	(2,638)	7,653
Amortization of discount or premium on held-to-maturity investments	2,814	6,027
Amortization of borrowing issuance costs	2,936	(2,687)
Unrealized (gains)/losses on borrowings	(48,799)	90,647
Provision for impairment on equity investments	34,745	(750)
Translation gains	(4,101)	(1,577)
Share of profits in associate	(379)	(198)
Net movements in derivatives	130,972	(39,863)
Changes in accrued income on loans	(4,877)	(22,319)
Changes in accrued financial charges	79,132	68,679
Changes in other receivables and payables	19,412	(91,477)
Net cash provided by operating activities	321,968	84,704
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(548,440)	(595,350)
Repayments of loans	706,408	713,994
Investments maturing after 3 months of acquisition:		
Held-to-maturity portfolio	(410,735)	(63,070)
Trading portfolio	(85,443)	(134,305)
Changes in other assets	(4,209)	(5,940)
Equity participations movement	2,919	2,013
Net cash used in investing, lending and development activities	(339,500)	(82,658)
FINANCING ACTIVITIES:		
New issues on borrowings	730,741	544,479
Repayments on borrowings	(621,486)	(541,209)
Net cash from capital subscriptions	40,302	52,220
Net cash provided by financing activities	149,557	55,490
Effect of exchange rate changes on:		
Cash and cash equivalents	(18,150)	2,817
Increase in cash and cash equivalents	113,875	60,353
Cash and cash equivalents at the beginning of the year	592,015	531,662
Cash and cash equivalents at the end of the year	**705,890**	**592,015**
COMPOSED OF:		
Investments maturing within 3 months of acquisition:		
Held-to-maturity portfolio	80,075	34,931
Trading portfolio	1,374,319	953,705
Securities sold under agreements to repurchase and payable for cash collateral received	(877,833)	(466,961)
Cash	129,329	70,340
Cash and cash equivalents at the end of the year	**705,890**	**592,015**
SUPPLEMENTARY DISCLOSURE:		
Movement resulting from exchange rates fluctuations:		
Loans	32,776	18,626
Borrowings	(251,558)	186,281
Currency swaps	163,523	(134,818)

The accompanying notes to the financial statements form part of this statement.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank finances development projects and programs in its regional member states, typically in co-operation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. Notably, the ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote co-operation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies employed by the Bank are summarized below.

Revenue recognition

Interest income is accrued on a time basis and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on trading financial instruments.

Dividends relating to investments in equity are recognized when the Bank's right to receive payment is established.

Functional and presentation currencies

Although the Bank conducts its operations in the currencies of its member countries, as a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries' Subscriptions

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. Moreover, there is a significant financial disincentive to withdrawing membership. The stability in the membership reflects the fact that the members are independent African and non-African countries, and that the purpose of the Bank is to contribute to the sustainable economic development and social progress of its regional member countries individually and jointly.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The Bank may partially or fully offset amounts due for shares purchased against the member's liabilities on loans and guarantees due to the Bank. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Further, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date. If the Bank were to terminate its operations within six months of the termination date, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country, including the withdrawing member.

If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Employee benefits

1) Pension obligations

The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses are recognized immediately in retained earnings in the year they occur. Past service cost is recognized immediately to the extent that benefits are already vested, and otherwise, is amortized on a straight-line basis over the average period until the benefits become vested. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's defined benefit obligations, net of the fair value of plan assets and unrecognized actuarial gains and losses.

2) Post-employment medical benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the statement of income and expenses. The MBP Board, an independent Board created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members.

Financial instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial assets

The Bank classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determines the classification of its investments at initial recognition.

i) *Financial assets at fair value through profit or loss*
All trading assets are carried at fair value through the income statement. The investments in the trading portfolio are acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held-for-trading.

ii) *Loans and receivables*
The Bank has classified demand obligations, accrued income and receivables from loans and investments and other sundry amounts as receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank provides money, goods or services directly to a debtor with no intention of trading the receivable. Accrued income and receivables include accrued interest on derivatives.

iii) *Held-to-maturity investments*
The Bank has classified its investments in certain debt securities as held-to-maturity. Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Bank's management has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortized cost.

iv) *Available-for-sale financial assets*
The Bank has classified equity investments over which it does not have control or significant influence as available-for-sale. Available-for-sale investments are those intended to be held for an indefinite period of time, and may or may not be sold in the future.

v) *Cash and cash equivalents*
Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

Purchases and sales of financial assets at fair value through profit or loss, held-to-maturity and available-for-sale investments are recognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Loans and receivables as well as held-to-maturity investments are carried at amortized cost using the effective interest method. Available-for-sale financial assets and financial assets at fair value through profit or loss are carried at fair value. Gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss category are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized directly in equity, until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss. Accrued interest on financial assets is included in other accounts receivable.

2) Financial liabilities

i) Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding. In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. When these borrowings contain embedded derivatives that require bifurcation, the embedded derivatives are separated from the borrowing contract and carried on the balance sheet at fair value. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. The unamortized balance of the issuance costs is netted off against borrowings in the balance sheet. Certain of the Bank's borrowings have been obtained from the governments of some member countries of the Bank and are interest free. In accordance with IAS 20 – "Accounting for Government Grants and Disclosure of Government Assistance", the benefit of borrowing at subsidized rates from member countries' governments has not been recognized through the imputation of interest expense in the financial statements.

ii) Financial liabilities at fair value through profit or loss

This category has two sub-categories: financial liabilities held-for-trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank primarily applies fair value designation to borrowings which have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce an accounting mismatch which would otherwise have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

iii) Other liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or cancelled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments include currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the borrowings portfolio linked to the related borrowings at inception, and remain so throughout the terms of the contracts. The interest component of these derivatives is disclosed as borrowing cost over the life of the derivative contract and included in the income statement.

Although IAS 39 allows special hedge accounting for certain qualifying hedging relationships, the application of such special hedge accounting criteria does not make fully evident the asset/liability and risk management strategy of the Bank and would result in inconsistent treatment of similar hedged instruments. Therefore, the Bank has elected not to designate any qualifying hedging relationships, but rather classifies all derivatives as held-for-trading at fair value, with all changes in fair value recognized in the income statement.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Impairment of financial assets

1) Assets carried at amortized cost

The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Bank.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. For sovereign-guaranteed loans, the estimated impairment arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management's best estimate of the non-collectibility, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

Interest and charges are accrued on all loans including those in arrears.

2) Available-for-sale assets

The Bank assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. For available-for-sale equity instruments carried at fair value, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale equity instruments carried at fair value, the cumulative loss, which is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is reclassified from equity to profit or loss in the income statement. Impairment losses recognized in the income statement on available-for-sale equity instruments carried at fair value are reversed through equity.

If there is objective evidence that an impairment loss has been incurred on an available-for-sale equity instrument that is carried at cost because its fair value cannot be reliably measured, the amount of impairment loss is measured as the difference between the carrying amount of the impaired instrument and the present value of estimated future cash flows from the instrument discounted at the current market rate of return for a similar equity instrument. Once recognized, impairment losses on these equity instruments carried at cost are not reversed.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair value disclosure

The fair values of quoted investments in active markets are based on current bid prices. For financial assets with inactive markets or unlisted securities, the Bank establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such

financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable, however, the values actually realized in a sale might be different from the fair values disclosed.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews.

Equity investments: The underlying assets of entities in which the Bank has equity investments carried at fair value are periodically fair valued both by fund managers and independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the funds.

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its loans, nor does it believe there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management's best estimates of the present value of the expected cash flows of these loans. For multi-currency and single currency fixed rate loans, fair values are estimated using a discounted cash flow model based on the year-end variable lending rate in that currency, adjusted for impairment. For all loans not impaired, fair value adjustments are made to reflect expected loan losses. The estimated fair value of loans is disclosed in Note G.

Day one profit and loss

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received). A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a valuation technique that does not incorporate data solely from observable markets. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price. The gain or loss is amortized over the life of the applicable borrowing on a straight-line basis.

Investment in associate

Under IAS 28, "Investments in Associates", the ADF is considered an associate of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and

the ADF is described in more detail in Note H. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At December 31, 2006, such subscriptions cumulatively represented approximately 1% of the economic interest in the capital of the ADF. Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, the revisions to IAS 28 require that the equity method be used to account for the Bank's investment in the ADF. Further, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

Retained earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior year's income, unallocated current year net income and expenses recognized directly in equity as required by IFRS.

Property and equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

- Buildings: 15-20 years
- Fixtures and fittings: 6-10 years
- Furniture and equipment: 3-7 years
- Motor vehicles: 5 years

The assets' residual values and useful lives are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

Intangible assets

Intangible assets include computer systems software and are stated at historical cost less amortization. Amortization on intangible assets is calculated using the straight-line method over 3-5 years.

Leases

The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Critical accounting judgments and key sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The most significant judgments and estimates are summarized below:

1) Impairment losses on loans and advances

At each financial reporting date, the Bank reviews its loan portfolios for impairment. The Bank first assesses whether objective evidence of impairment exists for individual loans. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the loan's original effective interest rate and comparing this amount to the loan's net carrying amount. Determining the amount and timing of future cash flows on impaired loans requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed loan, that loan is included in a group of loans with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of loans may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

2) Fair value of financial instruments

The fair value of financial instruments that are not quoted in active markets is determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are calibrated to ensure that outputs reflect actual data and relevant market prices. To the extent practical, models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

3) Impairment of available-for-sale equity investments

The Bank determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in fair value below the carrying amount. The determination of what is significant or prolonged requires judgment. In making this judgment, the Bank evaluates any evidence of a deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.

4) Held-to-maturity investments

The Bank follows the guidance of IAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. This classification requires significant judgment. In making this judgment, the Bank evaluates its intention and ability to hold such investments to maturity.

NOTE C – CHANGE IN ACCOUNTING TREATMENT AND THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

1) Change in accounting treatment for transfers of income approved by the Board of Governors

In the current year, the Bank changed its accounting treatment for the transfers of income approved by the Board of Governors. Article 42 of the Agreement establishing the Bank authorizes the Board of Governors to distribute part of the net income of the Bank after making provision for reserves. In prior years and in the exercise of the above provision of the Agreement, the Bank after approval by its shareholders at its annual general meetings has made transfers from its annual net income to organizations and institutions for purposes congruent with the Bank's mission. Previously, the Bank accounted for such transfers from net income similar to dividends and reported them as reduction in equity. This previous accounting for the transfers of income approved by the Board of Governors placed emphasis on the role of the

Governors acting on behalf of shareholders and viewed as being constructively a transaction with owners. In effect, the Bank viewed these transactions as being equivalent to distributions whereby the shareholders constructively received these funds and simultaneously agreed to contribute them to the designated recipient. The Bank effected the distributions via transfers to the designated recipients. This accounting reflected the shareholders' view of the substance and intent of these transfers and had been consistently applied over the years.

Description of the change in accounting treatment
In the light of the increasing frequency of these transfers and varying nature of recipients, the Bank has re-evaluated its accounting treatment of these types of transactions and determined that effective in 2006 all distributions approved by the Board of Governors would be reported as expenses within the Income Statement in the year that the distribution is approved.

This change in accounting principle has been applied retrospectively and has therefore resulted in the restatement of prior year comparative figures. Net income transfers previously treated as a reduction in reserves in 2005 amounted to UA 144.00 million.

2) New and Revised IFRS
The International Accounting Standards Board (IASB) and its International Financial Reporting Interpretations Committee (IFRIC) issued certain new and revised Standards and Interpretations, which took effect during the year ended December 31, 2006. These were either inapplicable to the Bank or did not have a material impact on the Bank's financial condition, results of operations or cash flows.

At the date of authorization of these financial statements, a number of new and amended International Financial Reporting Standards and Interpretations had been promulgated, but will be effective for periods after December 31, 2006. Of these, the two that are most relevant to the Bank are IFRS 7, "Financial Instruments: Disclosures" and amendments to IAS 1, "Presentation of Financial Statements" – "Capital Disclosures". IFRS 7, which becomes effective for the Bank's financial statements for the period beginning on January 1, 2007, introduces additional qualitative and quantitative disclosures about exposures to risks arising from financial instruments and how entities manage those risks. Management is reviewing the additional disclosures that are required starting in 2007 as a result of the implementation of this standard. The amendments to IAS 1 are also expected to be effective for the 2007 financial statements of the Bank, but are not expected to have any significant impact on the financial reporting of the Bank. Also, IFRS 8, "Operating Segments", which becomes effective for financial statements for the period beginning January 1, 2009, replaces the segmental reporting requirements of IAS 14, Segment Reporting. IFRS 8 requires alignment of the segments in the financial statements with those used internally by management in the allocation of resources and assessing performance. IFRS 8 is not expected to have a significant impact on the Bank's financial statements. None of the other new and amended standards and interpretations are expected to have a significant impact on the Bank's financial statements.

NOTE D – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, secured lending transactions, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, interest rate swaps, options and short sales.

For government and agency obligations with final maturity longer than 1 year, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with a AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than 1 year and a minimum credit rating of A. Over-the-counter (OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed 1 year, and such transactions are only executed with counterparties with credit ratings of AA- or above. Currency and interest rate swaps including asset swap transactions are permitted only with approved counterparties or guaranteed by entities with minimum credit ratings of AA-/Aa3 at the time of the transaction.

The Bank uses external managers in the management of certain of its liquid assets, in accordance with the Bank's *Asset and Liability Management Guidelines*. At December 31, 2006, investments under external management were UA 120.39 million (2005: UA 42.20 million).

Securities sold under repurchase agreements (Repos) with a nominal value of UA 877.83 million and a market value including accrued interest of UA 879.41 million were outstanding at December 31, 2006 (2005: UA 466.96 million). The securities pledged as collateral have a carrying value of UA 757.49 million at December 31, 2006 (2005: UA 422.68 million). The nominal value of securities sold under repurchase agreements, but not yet settled and therefore not requiring collateral to be pledged was UA 117.64 million (2005: nil). These securities include trading and held-to-maturity instruments, which have been included in the respective balance sheet captions.

The composition of investments as at December 31, 2006 and 2005 was as follows:

(UA thousands)	**2006**	2005
Held-for-trading	3,451,886	2,954,053
Held-to-maturity	2,641,475	2,201,000
Total	**6,093,361**	**5,155,053**

Held-for-trading investments

A summary of the Bank's held-for-trading investments at December 31, 2006 and 2005 follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
Time deposits	535.08	446.31	43.62	47.87	464.70	37.94	168.58	170.02	1,211.98	702.14
Asset-backed securities	509.56	469.54	355.32	224.38	-	-	-	-	864.88	693.92
Government and agency obligations	-	255.62	17.99	75.00	-	-	9.04	0.53	27.03	331.15
Corporate bonds and commercial paper	784.16	594.19	519.21	538.21	-	44.50	44.63	49.94	1,348.00	1,226.84
Total held-for-trading investments	**1,828.80**	**1,765.66**	**936.14**	**885.46**	**464.70**	**82.44**	**222.25**	**220.49**	**3,451.89**	**2,954.05**
Repos	**(284.48)**	**(317.48)**	**(110.06)**	**(74.12)**	**(454.48)**	**(75.36)**	**(28.81)**	-	**(877.83)**	**(466.96)**

The nominal balance of the Bank's held-for-trading investments as at December 31, 2006 was UA 3,449.01 million (2005: UA 2,950.54 million). The average yield of held-for-trading investments in 2006 was 4.28% (2005: 3.07%).

The contractual maturity structure of held-for-trading investments as at December 31, 2006 and 2005 was as follows:

(UA millions)	**2006**	2005
One year or less	1,588.07	1,104.97
More than one year but less than two years	272.92	351.37
More than two years but less than three years	584.19	377.40
More than three years but less than four years	331.13	182.57
More than four years but less than five years	66.36	57.98
More than five years	609.22	879.76
Total	**3,451.89**	**2,954.05**

The maturity structure of repos as at December 31, 2006 and 2005 was as follows:

(UA millions)	**2006**	2005
One year or less	**(877.83)**	**(466.96)**

Held-to-maturity investments

A summary of the Bank's held-to-maturity investments at December 31, 2006 and 2005 was as follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
Time deposits	14.74	6.40	-	9.18	65.33	19.36	-	-	80.07	34.94
Asset-backed securities	156.67	13.98	10.34	60.11	-	7.92	-	-	167.01	82.01
Government and agency obligations	484.56	551.86	188.33	169.69	225.24	285.53	126.29	164.26	1,024.42	1,171.34
Corporate bonds and others	503.41	351.69	508.52	295.21	268.23	193.11	89.82	72.70	1,369.98	912.71
Total held-to-maturity investments	**1,159.38**	**923.93**	**707.19**	**534.19**	**558.80**	**505.92**	**216.11**	**236.96**	**2,641.48**	**2,201.00**

The nominal balance of the Bank's held-to-maturity investments as at December 31, 2006, was UA 2,639.68 million (2005: UA 2,168.50 million). The average yield of held-to-maturity investments in 2006 was 4.16% (2005: 4.17%).

The contractual maturity structure of held-to-maturity investments as at December 31, 2006 and 2005 was as follows:

(UA millions)	**2006**	2005
One year or less	313.15	222.22
More than one year but less than two years	238.22	223.52
More than two years but less than three years	340.64	228.78
More than three years but less than four years	368.94	307.45
More than four years but less than five years	380.37	355.98
More than five years	1,000.16	863.05
Total	**2,641.48**	**2,201.00**

The fair value of held-to-maturity investments at December 31, 2006 was UA 2,633.74 million (2005: UA 2,220.56 million).

NOTE E – DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at December 31, 2006 and 2005 were as follows:

(UA thousands)	2006		2005	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Borrowings-related (including loan swaps):				
Cross-currency swaps	198,550	394,460	195,019	210,125
Interest rate swaps	49,960	54,080	78,883	71,829
Loan swaps	23,203	24,834	10,681	25,948
Embedded derivatives	319	1,189	284	1,536
	272,032	474,563	284,867	309,438
Investments-related:				
Asset swaps	1,071	775	1,060	2,472
Macro-hedge swaps	207	6,599	-	5,335
	1,278	7,374	1,060	7,807
Total	**273,310**	**481,937**	**285,927**	**317,245**

The notional amounts of derivative financial assets and financial liabilities at December 31, 2006 and 2005 were as follows:

(UA thousands)	2006	2005
Borrowings-related (including loan swaps):		
Cross-currency swaps	4,139,026	3,672,511
Interest rate swaps	3,772,252	3,837,001
Loan swaps	880,152	822,718
Embedded derivatives	18,441	33,213
	8,809,871	8,365,443
Investments-related:		
Asset swaps	126,176	219,486
Macro-hedge swaps	289,817	261,322
	415,993	480,808
Total	**9,225,864**	**8,846,251**

Loan swaps

In addition to the swaps on borrowings, the Bank has entered into interest rate swaps, which transform fixed rate income on loans in certain currencies into variable rate income.

Administrative expenses hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at December 31, 2006, there were no open positions with respect to the forward exchange transactions (2005: nominal value of UA 64.12 million with an unfavorable market value of UA 0.65 million).

NOTE F – NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1) Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or
2) Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1) **Regional members** – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2) **Non-regional members** – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

At December 31, 2006 and 2005, the non-negotiable notes balances were as follows:

(UA thousands)	**2006**	2005
Balance at January 1	25,897	31,180
Net movement for the year	(5,514)	(5,283)
Balance at December 31	**20,383**	**25,897**

NOTE G – LOANS

The Bank's loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Further, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the rates charged are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates.

Multi-Currency Variable Rate Loans: Between July 1, 1990 and September 30, 1997, the Bank offered variable rate loans to its borrowers. The variable interest rate is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to borrowers.

Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements. Since October 1, 1997, the Bank has provided several alternative interest rate mechanisms. In all cases, the applicable rate of interest is the sum of two components, namely, the chosen base rate plus a lending margin.

Single Currency Variable Rate Loans: Since October 1, 1997, the Bank has offered single currency variable rate loans. The variable base rate is the average cost of funding a designated pool of borrowings in each currency and is adjusted semi-annually on January 1 and July 1.

Single Currency Floating Rate Loans: Since October 1, 1997, the Bank has offered LIBOR-based single currency floating rate loans. The floating base rate is determined for each currency and reset frequency is based on the Bank's selected reference interest rate in each market. The Bank's standard floating base rate is the six (6)- month reference rate (USD LIBOR, JPY LIBOR, EURIBOR and JIBAR) which is reset semi-annually on February 1 and August 1 and is applicable for the six-month period following the reset date.

Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The fixed rate is computed as the inter-bank swap market rate corresponding to the principal amortization schedule.

Lending Margin: The lending margin is a rate premium expressed as a nominal interest rate added to the Borrower's chosen base rate to determine the total lending rate. The lending margin determined by the Bank is independent of the base rate chosen, and remains unchanged throughout the life of the loan. The lending margin for sovereign guaranteed loans is fixed at 40 to 50 basis points. For non-sovereign guaranteed loans, the lending margin is based on the Bank's assessment of the risks inherent in each project.

Maturity and currency composition of outstanding loans

The contractual maturity structure of loans as at December 31, 2006 and 2005 was as follows:

(UA millions)	2006				2005
Periods	**Fixed Rate**	**Floating Rate**	**Variable Rate**	**Total**	**Total**
One year or less	409.71	152.62	366.98	929.31	895.04
More than one year but less than two years	190.43	143.94	168.34	502.71	533.51
More than two years but less than three years	162.66	145.63	166.57	474.86	528.75
More than three years but less than four years	146.83	140.23	161.28	448.34	494.36
More than four years but less than five years	146.14	126.68	142.81	415.63	441.95
More than five years	1,645.39	680.49	194.22	2,520.10	2,618.83
Total	**2,701.16**	**1,389.59**	**1,200.20**	**5,290.95**	**5,512.44**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

The currency composition and type of loans as at December 31, 2006 and 2005 were as follows:

(Amounts in UA millions)			2006		2005	
			Amount	**%**	**Amount**	**%**
Fixed Rate:	Multi-Currency	Euro	100.93		118.28	
		Japanese Yen	143.72		195.60	
		Pound Sterling	0.67		1.07	
		Swiss Franc	36.17		40.34	
		US Dollar	192.83		248.14	
		Others	1.54		9.83	
			475.86	8.99	613.26	11.13
	Single Currency	Euro	1,433.01		1,073.72	
		Japanese Yen	311.34		335.63	
		Pound Sterling	2.55		2.36	
		South African Rand	54.35		43.89	
		Swiss Franc	129.72		129.08	
		US Dollar	294.00		338.75	
		Others	0.33		0.30	
			2,225.30	42.07	1,923.73	34.90
Floating Rate:	Single Currency	Euro	457.46		458.31	
		Japanese Yen	11.26		6.32	
		South African Rand	153.30		179.08	
		US Dollar	767.57		922.83	
			1,389.59	26.26	1,566.54	28.42
Variable Rate:	Multi-Currency	Euro	190.88		203.33	
		Japanese Yen	42.22		53.33	
		Swiss Franc	1.15		1.35	
		US Dollar	181.88		207.12	
		Others	0.24		0.34	
			416.37	7.87	465.47	8.44
	Single Currency	Euro	336.53		367.54	
		Japanese Yen	132.19		190.08	
		Swiss Franc	17.16		17.51	
		US Dollar	297.91		368.26	
		Others	0.04		0.05	
			783.83	14.81	943.44	17.11
Total			**5,290.95**	**100.00**	**5,512.44**	**100.00**

The weighted-average yield on outstanding loans for the year ended December 31, 2006 was 6.20% (2005: 5.88%).

The summary of the currency composition of loans at December 31, 2006 and 2005 was as follows:

(Amounts in UA millions)	2006		2005	
	Amount	%	Amount	%
Euro	2,518.81	47.61	2,221.18	40.29
Japanese Yen	640.72	12.11	780.97	14.17
Pound Sterling	3.22	0.06	3.42	0.06
South African Rand	207.65	3.92	222.97	4.04
Swiss Franc	184.20	3.48	188.27	3.42
US Dollar	1,734.19	32.78	2,085.10	37.83
Others	2.16	0.04	10.53	0.19
Total	**5,290.95**	**100.00**	**5,512.44**	**100.00**

Fair value of loans

At December 31, 2006 and 2005, the carrying and estimated fair values of loans were as follows:

(UA thousands)	2006		2005	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Fixed rate loans	2,701,177	2,948,806	2,536,990	2,979,681
Floating rate loans	1,389,586	1,342,702	1,566,542	1,531,636
Variable rate loans	1,200,188	1,063,353	1,408,910	1,286,671
	5,290,951	5,354,861	5,512,442	5,797,988
Accumulated provision for impairment	(214,180)	-	(194,613)	-
Net loans	**5,076,771**	**5,354,861**	**5,317,829**	**5,797,988**

Loans are expressed in Units of Account but repaid in the currencies disbursed.

Provision for impairment on loan principal and charges receivable

At December 31, 2006, loans with an aggregate principal balance of UA 670.11 million (2005: UA 702.49 million), of which UA 418.59 million (2005: UA 377.92 million) was overdue, were considered to be impaired. The gross amounts of loans and charges receivables that were impaired and the cumulative impairment on them at December 31, 2006 and 2005 were as follows:

(UA thousands)	2006	2005
Outstanding balance on impaired loans	670,111	702,489
Less: accumulated provision for impairment	(214,180)	(194,613)
Net balance on impaired loans	**455,931**	**507,876**
Charges receivable and accrued income on impaired loans	330,103	306,915
Less: accumulated provision for impairment	(222,588)	(197,764)
Net charges receivable and accrued income on impaired loans	**107,515**	**109,151**

The movements in the accumulated provision for impairment on outstanding loan principal for the years ended December 31, 2006 and 2005 were as follows:

(UA thousands)	2006	2005
Balance at January 1	194,613	213,593
Provision for impairment on loan principal for the year	22,566	(21,169)
Translation effects	(2,999)	2,189
Balance at December 31	**214,180**	**194,613**

Provision for loan impairment included those relating to private sector loans. During the year ended December 31, 2006, provisions on private sector loans of UA 0.13 million (2005: UA 4.80 million) were made. The accumulated provisions on private sector loans at December 31, 2006 amounted to UA 15.40 million (2005: UA 16.11 million).

The movements in the accumulated provision for impairment on loan interest and charges receivable for the years ended December 31, 2006 and 2005 were as follows:

(UA thousands)	2006	2005
Balance at January 1	197,764	188,076
Provision for impairment on loan interest and charges for the year	29,120	7,317
Translation effects	(4,296)	2,371
Balance at December 31	**222,588**	**197,764**

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. At December 31, 2006, irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 8.09 million (2005: nil).

Also, the Bank may provide guarantees for securities issued by an entity eligible for the Bank's loans. Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. At December 31, 2006 and 2005, the Bank had no outstanding guarantee to any entity.

NOTE H – EQUITY PARTICIPATIONS

Investment in Associate: ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 12-member Board of Directors, made up of 6 members selected by the African Development Bank and 6 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a

cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year ended December 31, 2006 amounted to UA 114.56 million (2005: UA 111.86 million), representing 71.39 percent (2005: 68.76 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises fifty percent (50%) of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At December 31, 2006, the Bank's pro-rata or economic share in ADF was 0.93% (2005: 1.01%).

During the year ended December 31, 2006, as a result of the implementation of the Multilateral Debt Relief Initiative described in note T-2, the net asset value of ADF declined. Consequently, the Bank recorded an impairment loss of UA 34.75 million on its investment in the Fund.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Although the Bank is allowed to take equity positions of up to twenty five percent (25%) the Bank currently holds less than 20% of the total equity capital of each institution in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2001/09 of May 29, 2001, total equity investment by the Bank shall not at any time exceed ten percent (10%) of the aggregate amount of the Bank's paid-up capital and reserves and surplus included in its ordinary capital resources.

Equity investments for which fair value cannot be reliably measured are reported at cost less provision for losses for estimated permanent and lasting decline in value. The investments for which fair value cannot be reliably measured typically relate to sub-regional and national development institutions. Investments in these institutions are made with a long-term development objective, including capacity building. The shares of such institutions are not listed and also not available for sale to the general public. Only member states or institutions owned by member states are allowed to subscribe to the shares of these institutions. Provisions for losses on impaired equity investments are included in the income statement.

The Bank's equity interests in the ADF and in other regional or sub-regional development institutions are summarized below:

(Amounts in UA thousands)

Institutions	Year Established	% Shareholding	Callable Capital	Carrying Value 2006	Carrying Value 2005
African Development Fund	1972	0.93	-	111,741	111,741
Accumulated share of net profit/(loss) & (impairment) on January 1				(14,377)	(14,575)
Share of profit for the year				379	198
Impairment for the year				(34,745)	-
				62,998	97,364
Regional Development Banks (Carried at Cost)					
BDEAC	1975	3.68	2,402	1,601	1,510
East African Development Bank	1967	11.30	-	5,000	5,000
PTA Bank	1985	5.76	9,040	5,000	5,000
Afreximbank	1993	6.70	9,971	6,647	6,997
BOAD	1973	0.31	2,002	667	629
BDEGL	1980		-	1,946	1,946
			23,415	20,861	21,082
Other Development Institutions (Carried at Cost)					
K-REP Bank Limited	1997	15.14	-	718	714
Zimbabwe Development Bank	1984	-	-	9	-
Africa - Re	1977	8.00	-	5,790	6,095
Shelter Afrique	1982		-	3,323	3,498
National Development Bank of Sierra Leone *			-	-	-
			-	9,840	10,307
Investment Funds (Carried at Fair value)**					
AIG Africa Infrastructure Fund	1999	12.27	3,616	14,405	32,235
South Africa Infrastructure Fund	1996	14.03	-	7,049	9,955
Acacia Fund Limited	1996	10.40	-	808	720
Zambia Venture Capital Fund	1996	16.11	-	592	399
Indian Ocean Regional Fund Limited	1999	16.83	-	92	131
EMP Africa Fund II LLC	2005	13.06	27,257	5,979	-
			30,873	28,925	43,440
Total			54,288	122,624	172,193
Less: Accumulated provision for impairment			-	(3,505)	(3,496)
Net			**54,288**	**119,119**	**168,697**

* *Amounts fully disbursed, but the value is less than UA 100, at the applicable exchange rates.*

** *The cost of equity investments carried at fair value at December 31, 2006 amounted to UA 29.37 million (2005: UA 35.14 million).*

An analysis of the movement in accumulated provision for impairment on equity participations other than ADF was as follows:

(UA thousands)	2006	2005
Balance at January 1	3,496	4,247
Provision for the year	-	(750)
Translation effects	9	(1)
Balance at December 31	**3,505**	**3,496**

NOTE I – PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

(UA thousands)

	Property and Equipment					Intangible Assets	Grand Total
2005	Land	Building and Improvements	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:							
Balance at January 1	141	22,752	6,197	33,683	**62,773**	15,049	**77,822**
Additions during the year	-	-	1,153	3,751	**4,904**	1,233	**6,137**
Disposals during the year	-	-	(13)	(497)	**(510)**	-	**(510)**
Transfers	-	-	-	(234)	**(234)**	234	**-**
Balance at December 31	141	22,752	7,337	36,703	**66,933**	16,516	**83,449**
Accumulated Depreciation:							
Balance at January 1	-	21,080	3,809	23,321	**48,210**	12,007	**60,217**
Depreciation during the year	-	102	882	3,464	**4,448**	2,653	**7,101**
Disposals during the year	-	-	(13)	(206)	**(219)**	-	**(219)**
Balance at December 31	-	21,182	4,678	26,579	**52,439**	14,660	**67,099**
Net Book Values:							
December 31, 2005	**141**	**1,570**	**2,659**	**10,124**	**14,494**	**1,856**	**16,350**

(UA thousands)

	Property and Equipment					Intangible Assets	Grand Total
2006	Land	Building and Improvements	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:							
Balance at January 1	141	22,752	7,337	36,703	**66,933**	16,516	**83,449**
Additions during the year	-	27	656	1,990	**2,673**	1,465	**4,138**
Disposals during the year	-	-	(737)	(118)	**(855)**	-	**(855)**
Transfers	-	-	-	-	**-**	-	**-**
Balance at December 31	141	22,779	7,256	38,575	**68,751**	17,981	**86,732**
Accumulated Depreciation:							
Balance at January 1	-	21,182	4,678	26,579	**52,439**	14,660	**67,099**
Depreciation during the year	-	101	982	3,830	**4,913**	1,319	**6,232**
Disposals during the year	-	-	(733)	(107)	**(840)**	-	**(840)**
Balance at December 31	-	21,283	4,927	30,302	**56,512**	15,979	**72,491**
Net Book Values:							
December 31, 2006	**141**	**1,496**	**2,329**	**8,273**	**12,239**	**2,002**	**14,241**

Under the Headquarters' Agreement with the host country, the Bank's owned buildings in the host country are intended to be used for the purposes of the business of the Bank Group only. The rights on the lands and buildings therefore cannot be transferred to a third party. If the Bank elected to give up the use of the lands and buildings, the properties would have to be surrendered to the host country.

NOTE J – BORROWINGS

It is the Bank's policy to limit senior borrowing and guarantees chargeable to the Bank's ordinary capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries. At December 31, 2006, total borrowings amounted to UA 5,870.47 million (2005: UA 5,940.40 million) comprising senior debt and subordinated debt amounting to UA 5,178.74 million (2005: UA 5,210.66 million) and UA 691.73 million (2005: UA 729.74 million), respectively. As of the same date, the ratio of senior debt to the non-borrowing members' callable capital of UA 8,533.51 million (2005: UA 8,523.93 million) was 60.69 percent (2005: 61.13 percent). Also at December 31, 2006, the ratio of total outstanding borrowings to the total callable capital of UA 19,436.76 million (2005: UA 19,367.00 million) was 30.20 percent (2005: 30.67 percent). At December 31, 2006, borrowings with embedded callable options amounted to UA 381.05 million (2005: UA 466.60 million). The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-savings opportunities and to lower its funding costs.

The Bank has entered into currency swap agreements with major international banks by which proceeds of a borrowing are converted into a different currency and simultaneously a forward exchange agreement is executed providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank's borrowings portfolio at December 31, 2006 and 2005 was as follows:

Borrowings and Swaps at December 31, 2006:

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements[a]			Interest Rate Swaps		
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost[b] (%)	Wgtd. Average Maturity (Years)	Amount payable/ (receivable)	Wgtd. Avg. Cost[b] (%)	Average Maturity (Years)	Notional amount payable/ (receivable)	Wgtd. Avg. Cost[b] (%)	Average Maturity (Years)
Euro	Fixed	-	-	-	-	149.39	8.71	12.9	205.13	5.16	1.4
	Adjustable	66.59	-	3.79	0.3	2,453.29	3.48	4.6	66.73	3.13	0.3
		-	-	-	-	(182.48)	3.09	5.7	(271.86)	3.36	1.1
Sterling	Fixed	75.41	-	11.13	3.1	-	-	-	-	-	-
		-	-	-	-	-	-	-	(65.24)	11.13	3.1
	Adjustable	-	-	-	-	26.10	4.68	2.6	65.24	10.48	3.1
		-	-	-	-	(65.24)	10.48	3.1	-	-	-
Japanese Yen	Fixed	755.65	355.69	3.23	4.7	-	-	-	223.53	4.64	1.3
		-	-	-	-	(289.47)	2.69	6.5	(718.41)	2.29	2.3
	Adjustable	601.10	18.44	4.08	6.5	86.55	0.35	0.8	780.44	0.38	2.6
		-	-	-	-	(1,021.49)	2.49	4.6	(285.56)	1.16	2.3
US Dollars	Fixed	2,226.72	604.89	4.77	7.7	-	-	-	-	-	-
		-	-	-	-	(299.12)	7.57	11.9	(2,135.40)	3.58	3.7
	Adjustable	39.67	6.65	5.21	0.3	1,254.24	5.23	4.1	2,069.99	5.45	3.4
		-	-	-	-	(1,273.79)	5.32	2.8	(46.53)	6.61	0.2
Others	Fixed	1,058.51	66.71	3.77	4.6	8.38	3.67	3.4	-	-	-
		-	-	-	-	(1,007.44)	3.80	5.2	(249.25)	3.47	2.0
	Adjustable	-	-	-	-	194.13	8.08	6.2	249.25	3.87	2.0
Total	Fixed	4,116.29	1,027.29	4.31	5.5	157.77	8.44	12.3	428.66	4.89	1.4
		-	-	-	-	(1,596.03)	4.31	6.7	(3,168.30)	3.43	3.2
	Adjustable	707.36	25.09	4.13	5.5	4,014.31	4.19	4.4	3,231.65	4.16	3.0
		-	-	-	-	(2,543.00)	4.16	3.7	(603.95)	2.57	1.6
Principal at face value		4,823.65	1,052.38	4.29	5.5	33.05	-	-	(111.94)	-	-
Net unamortized premium/(discount)		-	(5.56)	-	-	175.82	-	-	111.10	-	-
		4,823.65	1,046.82	4.29	5.5	208.87	-	-	(0.84)	-	-
Fair valuation adjustment		-	-	-	-	(12.96)[c]	-	-	7.46[c]	-	-
Total		**4,823.65**	**1,046.82**	**4.29**	**5.5**	**195.91**	**-**	**-**	**6.62**	**-**	**-**

Supplementary disclosure (direct borrowings):

The notional amount of borrowings at December 31, 2006 was UA 6,088.55 million and the estimated fair value was UA 6,058.45 million.

a. Currency swap agreements include cross-currency interest rate swaps.

b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months.
The rates indicated are those prevailing at December 31, 2006.

c. These amounts are included in derivative assets and liabilities on the balance sheet.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at December 31, 2005:

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements[a]			Interest Rate Swaps		
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost[b] (%)	Wgtd. Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost[b] (%)	Average Maturity (Years)	Notional amount payable (receivable)	Wgtd. Avg. Cost[b] (%)	Average Maturity (Years)
Euro	Fixed	-	251.66	6.50	0.7	140.85	8.71	13.7	193.41	5.16	2.4
		-	-	-	-	-	-	-	(251.66)	6.50	0.7
	Adjustable	62.68	-	3.07	1.3	1,789.05	2.03	6.5	314.58	3.29	0.9
		-	-	-	-	(172.04)	1.66	6.6	(256.32)	2.21	2.1
Sterling	Fixed	78.41	-	11.13	4.0	-	-	-	-	-	-
		-	-	-	-	-	-	-	(60.24)	11.13	4.0
	Adjustable	-	-	-	-	-	-	-	60.24	10.45	4.0
		-	-	-	-	(60.24)	6.90	4.0	-	-	-
Japanese Yen	Fixed	811.04	377.50	3.21	5.3	-	-	-	237.23	4.64	2.3
		-	-	-	-	(301.29)	2.55	7.3	(762.46)	2.20	3.3
	Adjustable	695.39	33.21	3.78	6.6	91.86	(0.10)	1.2	828.29	(0.05)	3.5
		-	-	-	-	(1,166.56)	2.33	5.2	(303.07)	0.05	3.3
US Dollars	Fixed	1,986.16	636.69	4.47	7.3	-	-	-	-	-	-
		-	-	-	-	(314.85)	7.57	12.7	(1,902.02)	3.33	4.9
	Adjustable	41.62	-	4.83	0.7	1,178.05	2.45	5.6	1,806.87	3.18	4.6
		-	-	-	-	(745.37)	2.85	4.7	(41.98)	4.83	0.7
Others	Fixed	929.40	42.02	2.16	6.7	12.34	3.76	6.1	-	-	-
		-	-	-	-	(912.16)	1.73	7.6	(259.26)	0.26	3.5
	Adjustable	-	-	-	-	238.19	7.11	7.1	259.26	2.10	3.1
Total	Fixed	3,805.01	1,307.87	3.77	6.6	153.19	8.31	13.1	430.64	4.87	2.3
		-	-	-	-	(1,528.30)	3.09	8.6	(3,235.64)	3.21	4.1
	Adjustable	799.69	33.21	3.78	5.9	3,297.15	2.49	6.1	3,269.24	2.42	3.8
		-	-	-	-	(2,144.21)	2.59	5.1	(601.37)	1.30	2.6
Principal at face value		4,604.70	1,341.08	3.78	6.5	(222.17)	-	-	(137.13)	-	-
Net unamortized premium/(discount)		-	(5.38)	-	-	227.61	-	-	106.64	-	-
		4,604.70	1,335.70	3.78	6.5	5.44	-		(30.49)	-	-
Fair valuation adjustment		-	-	-	-	9.67[c]	-	-	39.95[c]	-	-
Total		**4,604.70**	**1,335.70**	**3.78**	**6.5**	**15.11**	**-**	**-**	**9.46**	**-**	**-**

Supplementary disclosure (direct borrowings):

The notional amount of borrowings at December 31, 2005 was UA 6,232.12 million and the estimated fair value was UA 6,185.16 million.

a. Currency swap agreements include cross-currency interest rate swaps.

b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2005.

c. These amounts are included in derivative assets and liabilities on the balance sheet.

Slight differences may occur in totals due to rounding.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2006 was as follows:

i) Borrowings carried at fair value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	207.34	300.41	507.75
More than one year but less than two years	1,050.54	4.90	1,055.44
More than two years but less than three years	929.55	1.42	930.97
More than three years but less than four years	883.88	-	883.88
More than four years but less than five years	166.73	-	166.73
More than five years	1,278.88	-	1,278.88
Total	**4,516.92**	**306.73**	**4,823.65**

ii) Borrowings carried at amortized cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	115.93	74.32	190.25
More than one year but less than two years	29.82	-	29.82
More than two years but less than three years	-	-	-
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	832.31	-	832.31
Sub-total	**978.06**	**74.32**	**1,052.38**
Net unamortized premium and discount	(5.56)	-	(5.56)
Total	**972.50**	**74.32**	**1,046.82**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2005 was as follows:

i) Borrowings carried at fair value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	-	356.22	356.22
More than one year but less than two years	216.17	12.93	229.10
More than two years but less than three years	1,079.02	4.93	1,083.95
More than three years but less than four years	420.13	-	420.13
More than four years but less than five years	956.78	-	956.78
More than five years	1,558.52	-	1,558.52
Total	**4,230.62**	**374.08**	**4,604.70**

ii) Borrowings carried at amortized cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	251.66	92.52	344.18
More than one year but less than two years	119.07	-	119.07
More than two years but less than three years	-	-	-
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	877.83	-	877.83
Sub-total	**1,248.56**	**92.52**	**1,341.08**
Net unamortized premium and discount	(5.38)	-	(5.38)
Total	**1,243.18**	**92.52**	**1,335.70**

The fair value of borrowings carried at fair value through profit or loss at December 31, 2006 was UA 4,823.65 million (2005: UA 4,604.70 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at December 31, 2006 was UA 4,748.81 million (2005: UA 4,553.43 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per note M, there was a net gain of UA 10.67 million on borrowings and related derivatives designated at fair value through profit or loss for the year ended December 31, 2006 (2005: loss of UA 30.77 million). This included a loss of UA 33.89 million which was attributable to changes in the Bank's credit risk during the year ended December 31, 2006 (2005: UA 10.18 million). Fair value changes attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings at fair value through profit or loss using the Bank's credit spread versus LIBOR both at the beginning and end of the relevant period.

For borrowings designated at fair value through profit or loss at December 31, 2006, the cumulative unrealized fair value losses to date were UA 74.64 million (2005: losses of UA 51.27 million).

The valuation of some borrowings and derivatives is based on valuation techniques and not market prices and the effect for 2006 amounted to a loss of UA 35.03 million (2005: loss of UA 45.70 million).

NOTE K – EQUITY

Equity is composed of capital, retained earnings and fair value gains or losses on available-for-sale equity investments. These are further detailed as follows:

Capital

Subscriptions paid in

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and five general capital increases. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

The Bank's capital as at December 31, 2006 and 2005 was as follows:

(UA thousands)	**2006**	2005
Capital Authorized (in shares of UA 10 000 each)	21,870,000	21,870,000
Less: Unsubscribed	(75,463)	(152,330)
Subscribed Capital	21,794,537	21,717,670
Less: Callable Capital	(19,436,756)	(19,366,999)
Paid-up Capital	2,357,781	2,350,671
Shares to be issued upon payment of future installments	(51,879)	(81,609)
Add: Amounts paid in advance	328	286
	2,306,230	2,269,348
Less: Amounts in arrears	(3,168)	(5,902)
Capital as at December 31	**2,303,062**	**2,263,446**

Included in the total unsubscribed shares of UA 75.46 million at December 31, 2006, was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 41.93 million callable, and UA 5.99 million paid-up, shares) were held as treasury shares of the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank has since accepted the offer.

Subscriptions by member countries and their voting power at December 31, 2006 were as follows:

(Amounts in UA thousands)

	MEMBER STATES	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	ALGERIA	83,055	3.820	92,960	737,600	83,680	3.782
2	ANGOLA	25,371	1.167	28,500	225,212	25,996	1.175
3	BENIN	4,245	0.195	4,817	37,633	4,870	0.220
4	BOTSWANA	46,571	2.142	52,306	413,405	47,196	2.133
5	BURKINA FASO	9,502	0.437	10,163	84,231	9,419	0.426
6	BURUNDI	5,173	0.238	6,465	45,256	5,798	0.262
7	CAMEROON	22,588	1.039	25,526	200,371	23,213	1.049
8	CAPE VERDE	1,672	0.077	2,090	14,630	2,297	0.104
9	CENTRAL AFRICAN REPUBLIC	973	0.045	1,217	8,512	1,598	0.072
10	CHAD	1,641	0.075	2,052	14,360	2,266	0.102
11	COMOROS	481	0.022	566	4,250	1,083	0.049
12	CONGO	9,861	0.454	11,450	87,170	10,485	0.474
13	COTE D'IVOIRE	81,008	3.726	101,260	708,820	81,633	3.689
14	DEMOCRATIC REPUBLIC OF CONGO	22,740	1.046	28,426	198,975	23,365	1.056
15	DJIBOUTI	1,213	0.056	1,517	10,618	1,838	0.083
16	EGYPT	111,680	5.136	125,436	991,370	112,305	5.075
17	EQUATORIAL GUINEA	3,463	0.159	3,930	30,713	3,816	0.172
18	ERITREA	2,289	0.105	2,506	20,028	2,628	0.119
19	ETHIOPIA	34,731	1.597	39,009	308,310	35,356	1.598
20	GABON	27,229	1.252	32,684	238,255	26,765	1.210
21	GAMBIA	3,395	0.156	3,828	30,130	3,915	0.177
22	GHANA	49,488	2.276	53,151	441,752	50,113	2.265
23	GUINEA	9,063	0.417	10,525	80,106	9,480	0.428
24	GUINEA BISSAU	600	0.028	750	5,250	1,225	0.055
25	KENYA	31,664	1.456	35,569	281,080	32,289	1.459
26	LESOTHO	3,319	0.153	3,729	29,470	3,944	0.178
27	LIBERIA	4,230	0.195	5,287	37,017	4,855	0.219
28	LIBYA	79,756	3.668	89,583	707,978	80,381	3.633
29	MADAGASCAR	14,143	0.650	15,883	125,550	14,768	0.667
30	MALAWI	6,472	0.298	8,090	56,630	7,097	0.321
31	MALI	9,523	0.438	10,807	84,411	10,147	0.459
32	MAURITANIA	3,872	0.178	4,015	33,884	3,838	0.173
33	MAURITIUS	14,075	0.647	15,813	124,940	14,700	0.664
34	MOROCCO	72,268	3.324	82,020	640,660	72,893	3.294
35	MOZAMBIQUE	13,747	0.632	15,454	122,038	14,372	0.650
36	NAMIBIA	7,387	0.340	8,301	65,570	8,012	0.362
37	NIGER	5,526	0.254	6,908	48,353	6,151	0.278
38	NIGERIA	197,236	9.071	218,280	1,754,094	193,268	8.734
39	RWANDA	2,965	0.136	3,333	26,310	3,590	0.162
40	SAO TOME & PRINCIPE	1,489	0.068	1,864	13,024	2,114	0.096
41	SENEGAL	22,810	1.049	25,317	202,793	22,969	1.038
42	SEYCHELLES	1,224	0.056	1,501	10,739	1,849	0.084
43	SIERRA LEONE	5,298	0.244	6,624	46,361	5,923	0.268
44	SOMALIA	1,941	0.089	2,427	16,986	2,566	0.116
45	SOUTH AFRICA	97,225	4.472	73,860	898,410	97,850	4.422
46	SUDAN	8,830	0.406	11,036	77,257	9,455	0.427
47	SWAZILAND	7,241	0.333	8,134	64,280	7,866	0.355
48	TANZANIA	18,248	0.839	20,685	161,805	18,874	0.853
49	TOGO	3,452	0.158	4,314	30,201	4,077	0.184
50	TUNISIA	30,451	1.401	34,205	270,310	31,076	1.404
51	UGANDA	11,206	0.515	13,199	98,863	11,623	0.525
52	ZAMBIA	26,952	1.240	30,966	238,553	27,578	1.246
53	ZIMBABWE	46,013	2.116	53,423	406,704	45,586	2.060
Total Regionals		**1,306,593**	**60.093**	**1,451,758**	**11,611,224**	**1,330,051**	**60.109**

Slight differences may occur in totals due to rounding.

(Amounts in UA thousands)

MEMBER STATES	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
Total Regionals	**1,306,593**	**60.093**	**1,451,758**	**11,611,224**	**1,330,051**	**60.109**
54 ARGENTINA	5,828	0.268	5,921	52,364	6,453	0.292
55 AUSTRIA	9,679	0.445	9,441	87,350	10,304	0.466
56 BELGIUM	13,917	0.640	13,579	125,600	14,542	0.657
57 BRAZIL	9,646	0.444	9,421	87,036	10,270	0.464
58 CANADA	81,413	3.744	79,406	734,730	82,038	3.708
59 CHINA	24,230	1.114	23,633	218,670	24,855	1.123
60 DENMARK	25,168	1.158	25,200	226,480	25,793	1.166
61 FINLAND	10,627	0.489	10,640	95,630	11,252	0.509
62 FRANCE	81,648	3.755	81,750	734,730	82,273	3.718
63 GERMANY	89,631	4.122	89,740	806,570	90,256	4.079
64 INDIA	4,846	0.223	4,730	43,730	5,471	0.247
65 ITALY	52,437	2.412	51,166	473,214	53,062	2.398
66 JAPAN	119,057	5.476	116,123	1,074,450	119,682	5.409
67 KOREA	9,679	0.445	9,441	87,350	10,304	0.466
68 KUWAIT	9,707	0.446	9,720	87,350	10,332	0.467
69 NETHERLANDS	18,530	0.852	16,858	168,450	19,155	0.866
70 NORWAY	25,168	1.158	25,200	226,480	25,793	1.166
71 PORTUGAL	5,182	0.238	4,851	46,980	5,807	0.262
72 SAUDI ARABIA	4,199	0.193	4,099	37,900	4,824	0.218
73 SPAIN	22,998	1.058	21,510	208,470	23,623	1.068
74 SWEDEN	33,495	1.541	32,666	302,290	34,120	1.542
75 SWITZERLAND	31,790	1.462	31,005	286,900	32,415	1.465
76 UNITED KINGDOM	36,449	1.676	35,551	328,940	37,074	1.675
77 UNITED STATES OF AMERICA	142,352	6.547	139,654	1,283,869	142,977	6.462
Total Non-Regionals	**867,676**	**39.907**	**851,304**	**7,825,532**	**882,675**	**39.891**
Grand Total	**2,174,269**	**100.000**	**2,303,062**	**19,436,756**	**2,212,726**	**100.000**

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in U.S. dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At December 31, 2006 and 2005, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)	**2006**	2005
Balance at January 1	151,759	147,203
Net conversion losses on new subscriptions	3,983	4,556
Balance at December 31	**155,742**	**151,759**

Retained Earnings

Retained earnings as at December 31, 2006 and 2005 were as follows:

(UA thousands)	
Balance at January 1, 2005	2,652,116
Net income for the year (Restated - Note C)	77,321
Net expenses recognized directly in equity	(3,785)
Cumulative Currency Translation Adjustment balance	(467,974)
Balance at December 31, 2005	**2,257,678**
Net income for the current year	54,832
Net expenses recognized directly in equity	(7,165)
Balance at December 31, 2006	**2,305,345**

On May 17, 2006, the Board of Governors of the Bank approved the transfer of part of the income earned for the year ended December 31, 2005. Previously, Board of Governors' approved transfers of net income were reported as a distribution from retained earnings. As discussed in Note C, with effect from 2006, Board of Governors' approved transfers from net income are reported as expenses in the Income Statement in the year such transfers are approved. The approvals in the years ended December 31, 2006 and 2005 were as follows:

(UA thousands)	**2006**	2005
Post Conflict Countries - DRC	67,300	36,700
African Development Fund (ADF)	21,300	46,300
Highly Indebted Poor Countries	10,600	11,000
Special Relief Fund	15,000	5,000
Post Conflict Countries Facility	25,000	30,000
Middle Income Country Technical Assistance Fund	-	15,000
Balance at December 31	**139,200**	**144,000**

Fair value gains on available-for-sale equity investments

At December 31, 2006 and 2005, the fair value gains on available-for-sale equity investments were as follows:

(UA thousands)	2006	2005
Balance at January 1	8,710	2,467
Net (losses)/gains for the year	(8,574)	6,243
Balance at December 31	**136**	**8,710**

NOTE L - INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from loans

Income from loans for the years ended December 31, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Interest income on loans not impaired	284,769	279,009
Interest income on impaired loans	38,687	37,891
Commitment charges	3,848	5,226
Statutory commission	1,723	2,104
Total	**329,027**	**324,230**

Income from investments and related derivatives

Income from investments for the years ended December 31, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Interest income	214,989	161,762
Realized and unrealized fair value losses	(1,165)	(6,387)
Total	**213,824**	**155,375**

Total interest income from investments at amortized cost for the year ended December 31, 2006 was UA 106.22 million (2005: UA 100.82 million).

NOTE M - BORROWING EXPENSES

Interest and amortized issuance costs

Interest and amortized issuance costs on borrowings for the years ended December 31, 2006 and 2005 were as follows:

(UA thousands)	2006	2005
Interest costs	242,477	221,203
Amortization of issuance costs	2,936	(2,687)
Total	**245,413**	**218,516**

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended December 31, 2006 was UA 76.38 million (2005: UA 75.86 million).

Net interest on borrowing-related derivatives

Net interest on borrowing-related derivatives for the years ended December 31, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Interest on derivatives payable	(322,500)	(207,741)
Interest on derivatives receivable	287,363	209,140
Total	**(35,137)**	**1,399**

Unrealized gain/(loss) on fair-valued borrowings and related derivatives

Unrealized gain/(loss) on fair-valued borrowings and related derivatives for the years ended December 31, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Borrowings	48,799	(90,647)
Cross currency swaps	(25,780)	84,593
Interest rate swaps	(12,347)	(24,719)
Total	**10,672**	**(30,773)**

The prior year net unrealized loss on fair-valued borrowings and related derivatives was restated due to changes in the classification between the treatment of the bonds and swap discounts and premiums respectively. These changes in classification and treatment have been made in conformity with the current year presentation and have no impact on either the total net unrealized loss on fair-valued borrowings and related derivatives, or on the disclosure on the face of the income statement.

Unrealized gain on derivatives on non-fair valued borrowings and others

Unrealized net gain on derivatives on non-fair valued borrowings and others for the years ended December 31, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Interest rate swaps on borrowings	586	658
Cross currency swaps on borrowings	6,464	2,643
Macro hedge swaps	(8,061)	(1,810)
Interest rate swaps on loans	21,697	6,331
Embedded derivatives on borrowings	381	(603)
Total	**21,067**	**7,219**

NOTE N – ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet sizes for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses comprised the following:

(UA thousands)	**2006**	2005
Personnel expenses	123,234	124,517
Other general expenses	31,106	31,174
Total	**154,340**	**155,691**
Reimbursable by ADF	(114,561)	(111,859)
Reimbursable by NTF	(2,920)	(2,157)
Net	**36,859**	**41,675**

Included in general administrative expenses is an amount of UA 3.91 million (2005: UA 3.87 million) incurred under operating lease agreements for offices in Tunisia and in certain other regional member countries.

At the balance sheet date, the Bank had outstanding commitments under operating leases, which fall due as follows:

(UA thousands)	**2006**	2005
Within one year	3,941	3,419
In the second to fifth years inclusive	2,285	4,528
Total	**6,226**	**7,947**

Leases are generally negotiated for an average term of one (1) to three (3) years and rentals are fixed for an average of one (1) year. Leases may be extended for periods that are no longer than the original term of the leases.

NOTE O – EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. The past service cost associated with these changes amounted to UA 1.64 million and has been recorded in 2004. Most participants have switched to the revised SRP. Staff joining the Bank after January 1, 2005 can benefit only from the revised SRP. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the SRP's liabilities. At December 31, 2006, virtually all of the SRP's investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP's anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP's anticipated future liabilities.

Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the MBP, staff members or retirees contribute a percentage of their salary or pension while the Bank also contributes twice the total staff contribution towards the financing of the MBP. Contribution rates by staff members and retirees, which are based on marital status and number of eligible children, range between 0.70 percent to a maximum of 3.10 percent of salary or pension. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account.

In accordance with IAS 19, and based on actuarial valuations, the pension and medical benefit expenses for 2006 and 2005 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

	SRP		MBP	
(UA millions)	**2006**	2005	**2006**	2005
Current service cost – gross	16.56	15.42	3.87	3.87
Less: employee contributions	(5.05)	(4.77)	(0.97)	(0.95)
Net current service cost	**11.51**	**10.65**	**2.90**	**2.92**
Interest cost	9.39	8.78	2.07	1.82
Expected return on plan assets	(10.44)	(8.87)	(0.27)	(0.19)
Expense for the year	**10.46**	**10.56**	**4.70**	**4.55**

At December 31, 2006, the Bank group's liability to the SRP and MBP amounted to UA 34.40 million and UA 35.86 million respectively (2005: UA 33.81 million and UA 39.32 million respectively). At December 31, 2006 and 2005 the determination of these liabilities, which are included in "Other accounts payable" on the Balance Sheet is set out below:

	SRP		MBP	
(UA millions)	**2006**	2005	**2006**	2005
Fair value of plan assets:				
Market value of plan assets at beginning of year	166.76	140.89	4.76	3.07
Actual return on assets	10.92	11.84	0.26	(0.07)
Employer's contribution	23.14	14.91	1.99	1.89
Plan participants' contribution	5.05	4.77	0.99	0.95
Benefits paid	(6.39)	(5.65)	(1.00)	(1.08)
Market value of plan assets at end of year	**199.48**	**166.76**	**7.00**	**4.76**
Present value of defined benefit obligation:				
Benefit obligation at beginning of year	200.57	177.83	44.08	37.17
Current service cost	11.51	10.64	2.90	2.92
Employee contributions	5.05	4.77	0.99	0.95
Interest cost	9.39	8.78	2.07	1.82
Actuarial loss/(gain)	13.75	4.20	(6.18)	2.30
Benefits paid	(6.39)	(5.65)	(1.00)	(1.08)
Benefit obligation at end of year	**233.88**	**200.57**	**42.86**	**44.08**
Funded status:				
Liability recognized on the balance sheet at December 31, representing excess of benefit over plan asset	**(34.40)**	**(33.81)**	**(35.86)**	**(39.32)**

There were no unrecognized past service costs at December 31, 2006 and 2005. The cumulative amounts of actuarial gains and losses recognized in the statement of recognized income and expenses up to December 31, 2006 for the SRP and MBP were a net loss of UA 14.50 million and a net gain of UA 3.55 million respectively (2005: SRP – UA 1.23 million; MBP – UA 2.55 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

(UA millions)	**2006**	2005	2004	2003	2002
Staff Retirement Plan					
Fair value of plan assets	199.48	166.76	140.89	119.81	99.51
Present value of defined benefit obligation	(233.88)	(200.57)	(177.83)	(156.74)	(145.76)
Plan deficit	(34.40)	(33.81)	(36.94)	(36.93)	(46.25)
Experience adjustments on plan assets	3.45	2.97	1.56	(1.26)	16.15
Experience adjustments on plan liabilities	(17.95)	(4.20)	(1.53)	(5.37)	(4.15)
Net experience adjustment	**(14.50)**	**(1.23)**	**0.03**	**(6.63)**	**12.00**

The funding status of the MBP at the end of 2006, 2005 and 2004 was as follows:

(UA millions)	**2006**	2005	2004
Medical Benefit Plan			
Fair value of plan assets	7.00	4.76	3.07
Present value of defined benefit obligation	(42.86)	(44.08)	(37.17)
Plan deficit	(35.86)	(39.32)	(34.10)
Experience adjustments on plan assets	(0.01)	(2.55)	(0.06)
Experience adjustments on plan liabilities	3.56	-	-
Net experience adjustment	**3.55**	**(2.55)**	**(0.06)**

Assumptions used in the latest available actuarial valuations at December 31, 2006 and 2005 were as follows:

	SRP		MBP	
(percentages)	**2006**	2005	**2006**	2005
Discount rate	5.00	4.75	5.00	4.75
Expected return on plan assets	6.00	6.00	5.00	4.75
Rate of salary increase	4.00	3.00	4.00	3.00
Future pension increase	2.50	2.25		
Health care cost growth rate				
- at end of fiscal year			8.00	9.00
- ultimate health care cost growth rate			5.00	5.00
Year ultimate health cost growth rate reached			2009	2009

The expected return on plan assets is an average of the expected long-term (10 years or more) returns for debt securities and equity securities, weighted by the portfolio allocation. Asset class returns are developed based on historical returns as well as forward-looking expectations. Equity return expectations are generally based upon the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond return expectations are based upon the sum of expected inflation, real bond yield, and risk premium. The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AAA corporate bonds.

For measurement purposes, the annual growth rate in the per capita cost of covered health care benefits is assumed to decrease ratably between the current period and 2009, with the growth rate assumed to remain at that level thereafter.

No plan assets are invested in any of the Bank's own financial instruments, nor any property occupied by, or other assets used by the Bank.

The following table presents the weighted-average asset allocation at December 31, 2006 and 2005 for the SRP:

(UA thousands)	**2006**	2005
Debt securities	79,794	100,058
Equity securities	99,742	66,705
Others	19,948	-
Total	**199,484**	**166,763**

At December 31, 2006 and 2005, all of the assets of the MBP were invested primarily in time deposits.

The Bank's estimate of contributions it expects to make to the SRP and the MBP for the year ended December 31, 2007, are UA 24.20 million and UA 3.01 million respectively.

The health care cost growth rate can significantly affect the reported post-retirement benefit income or costs and benefit obligations for the MBP. The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate:

	1% Increase		**1% Decrease**	
(UA millions)	**2006**	2005	**2006**	2005
Effect on total service and interest cost	1.065	1.014	(0.900)	(0.859)
Effect on post-retirement benefit obligation	10.242	10.442	(8.271)	(8.475)

NOTE P – RISK MANAGEMENT

In the normal course of its development banking business, the Bank may be exposed to the following types of financial risks:

Country Credit Risk: Country credit risk includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessments. These include the assessment of the country's macroeconomic performance as well as its socio-political conditions and future growth prospects.

The individual country's exposure to the Bank on outstanding loans as at December 31, 2006 was as follows:

(Amounts in UA thousands)

Country	No. of Loans*	Total Loans*	Unsigned Loans Amount	Undisbursed Balance	Outstanding Balance	% of Total Outstanding Loans
Angola	3	1,387	-	-	1,387	0.03
Botswana	7	17,567	-	-	17,567	0.33
Cameroon	6	75,954	-	17,604	58,350	1.10
Central African Republic	1	2,391	-	-	2,391	0.05
Comoros**	1	6,026	-	-	6,026	0.11
Congo	4	47,006	-	-	47,006	0.89
Côte D'Ivoire**	15	358,574	7	2,543	356,024	6.73
Democratic Republic of Congo	10	708,551	-	-	708,551	13.39
Egypt	11	852,903	-	677,230	175,673	3.32
Ethiopia	7	38,250	-	-	38,250	0.72
Gabon	17	230,361	-	39,191	191,170	3.61
Ghana	5	16,108	7	-	16,101	0.30
Guinea	5	17,853	-	-	17,853	0.34
Kenya	4	14,075	-	-	14,075	0.27
Lesotho	1	1,253	-	-	1,253	0.02
Liberia**	19	39,246	47	-	39,199	0.74
Malawi	1	6,433	-	-	6,433	0.12
Mauritania	3	32,149	275	-	31,874	0.60
Mauritius	6	24,799	-	19,643	5,156	0.10
Morocco	21	1,707,094	-	612,343	1,094,751	20.69
Namibia	8	111,265	-	45,299	65,966	1.25
Nigeria	13	296,939	-	7,213	289,726	5.48
Senegal	3	36,879	513	-	36,366	0.69
Seychelles	5	5,315	-	-	5,315	0.10
Somalia**	3	3,673	-	-	3,673	0.07
South Africa	4	190,831	-	-	190,831	3.61
Sudan**	5	51,772	-	-	51,772	0.98
Swaziland	10	100,505	-	16,996	83,509	1.58
Tanzania	1	3,689	-	-	3,689	0.07
Tunisia	40	1,644,628	-	497,644	1,146,984	21.68
Uganda	1	1,644	-	-	1,644	0.03
Zambia	7	17,414	-	-	17,414	0.33
Zimbabwe**	12	195,137	-	-	195,137	3.69
Multinational	5	64,922	32	11,271	53,619	1.01
Total Public Sector	**264**	**6,922,593**	**881**	**1,946,977**	**4,974,735**	**94.02**
Total Private Sector	**31**	**628,956**	**229,626**	**83,114**	**316,216**	**5.98**
Total	**295**	**7,551,549**	**230,507**	**2,030,091**	**5,290,951**	**100.00**

**Excludes fully repaid loans and cancelled loans.*

*** Country in arrears as at December 31, 2006.*

Slight differences may occur in totals due to rounding.

At December 31, 2006, the Bank had UA 2,030.09 million of loans which were committed but not yet disbursed (2005: 1,857.00 million). The lending margin on these undisbursed loans has been fixed pursuant to signed loan agreements.

The distribution of outstanding loans at December 31, 2006 and 2005 by sector was as follows:

	2006		2005	
(Amounts in UA millions)	**Amount**	**%**	**Amount**	**%**
Multi-Sector	1,518.24	28.70	1,641.50	29.78
Finance	1,178.45	22.27	1,181.19	21.43
Transport	861.62	16.29	792.32	14.37
Agriculture & Rural Development	395.17	7.47	441.34	8.01
Water Supply and Sanitation	330.88	6.25	334.05	6.05
Power	319.50	6.04	402.27	7.30
Industry, Mining and Quarrying	311.32	5.88	361.11	6.55
Social	190.16	3.59	196.53	3.57
Communications	185.56	3.51	162.09	2.94
Urban Development	0.05	-	0.04	-
Total	**5,290.95**	**100.00**	**5,512.44**	**100.00**

Commercial Credit Risk: In the ordinary course of business, the Bank uses a variety of financial instruments, some of which involve elements of commercial credit risk. Commercial credit risk exposure represents the maximum potential accounting loss due to possible non-performance by counterparties under the terms of the contracts. Additionally, the nature of certain instruments involves contract value and notional principal amounts that are not reflected in the basic financial statements.

For investments in securities, the Bank limits trading to a list of authorized dealers and counterparties with the highest credit ratings. Credit risk is controlled through application of eligibility criteria and limits for transactions with individual counterparties, based on their credit rating and size, subject to a maximum of 10 percent of the Bank's total risk capital for any single counterparty. For swap transactions, the Bank has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, the Bank only enters into long-term swap transactions with counterparties eligible under the Bank's *Asset and Liability Management Guidelines*, which include a requirement that the counterparties have a minimum credit rating of AA-/Aa3. The Bank does not anticipate that any of its counterparties will fail to perform their obligations under such agreements.

The Bank may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure. At December 31, 2006, the fair value of such collateral held by the Bank was UA 5.61 million.

Currency Rate Risk: In order to minimize exchange rate risks the Bank matches, to the extent practicable, its borrowing obligations in any one currency (after swap activities) with assets in the same currency. To avoid currency mismatches, borrowers are required to service their loans in the currencies disbursed by the Bank. Because a large portion of the Bank's funding comes from equity resources, which are denominated in UA, the Bank's policy is to minimize the potential fluctuation of its net worth measured in UA by matching, to the extent possible, the currency composition of its net assets with the proportions of the four currencies (US dollar, Euro, Japanese yen and British pound) whose values affect the value of the UA.

Net currency position at December 31, 2006 and 2005 was as follows:

Net currency position at December 31, 2006

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Other	Sub-total	Units of Account	Total
Assets								
Cash	13,892	55,659	58,319	1,475	(16)	129,329	-	129,329
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Investments – trading (net of repos) [a]	825,376	1,538,925	50,661	10,206	142,789	2,567,957	-	2,567,957
Investments – held-to-maturity	707,189	1,159,385	216,105	558,796	-	2,641,475	-	2,641,475
Non-negotiable instruments on account of capital	990	15,607	-	-	-	16,597	3,786	20,383
Accounts receivable	135,660	214,359	73,400	123,386	41,849	588,654	12,318	600,972
Loans	2,453,622	1,628,117	610,555	2,994	381,483	5,076,771	-	5,076,771
Equity participations	2,269	37,637	-	-	7,766	47,672	71,447	119,119
Other assets	1,448	186	-	474	(1,394)	714	14,240	14,954
	4,140,446	4,649,875	1,009,040	697,331	576,278	11,072,970	101,791	11,174,761
Liabilities								
Accounts payable	(152,113)	(194,261)	(43,633)	(125,056)	(51,573)	(556,636)	(82,324)	(648,960)
Borrowings	(66,730)	(2,832,915)	(1,741,848)	(65,242)	(1,089,090)	(5,795,825)	(74,644)	(5,870,469)
	(218,843)	(3,027,176)	(1,785,481)	(190,298)	(1,140,663)	(6,362,461)	(156,968)	(6,519,429)
Currency swaps on borrowings and related derivatives [b]	(2,420,203)	313,666	1,224,654	39,145	634,707	(208,031)	5,500	(202,531)
Currency position of equity as at December 31, 2006	**1,501,400**	**1,936,365**	**448,213**	**546,178**	**70,322**	**4,502,478**	**(49,677)**	**4,452,801**
% of sub-total	33.35	43.01	9.95	12.13	1.56	100.00	-	100.00
SDR composition as at December 31, 2006	**35.90**	**42.02**	**10.29**	**11.79**	-	**100.00**	-	**100.00**

(a) Investments held for trading comprise:

Investments held for trading, net of repos	2,574,053
Derivative assets	1,278
Derivative liabilities	(7,374)
Amount per statement of net currency position	2,567,957

(b) Currency swaps on borrowings comprise:

Derivative assets	272,032
Derivative liabilities	(474,563)
Net swaps on borrowings per statement of net currency position	(202,531)

Net currency position at December 31, 2005

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Other	Sub-total	Units of Account	Total
Assets								
Cash	11,635	13,000	40,181	1,566	3,958	70,340	-	70,340
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Investments – trading (net of repos) [(a)]	811,346	1,443,382	-	7,085	218,532	2,480,345	-	2,480,345
Investments – held-to-maturity	534,185	923,935	236,966	505,914	-	2,201,000	-	2,201,000
Non-negotiable instruments on account of capital	1,401	18,725	-	-	-	20,126	5,771	25,897
Accounts receivable	118,369	269,013	66,092	18,486	72,721	544,681	11,699	556,380
Loans	2,164,673	1,989,951	750,359	3,226	409,612	5,317,821	8	5,317,829
Equity participations	2,139	50,075	-	-	10,668	62,882	105,815	168,697
Other assets	1,447	186	-	228	792	2,653	14,325	16,978
	3,645,195	4,708,267	1,093,598	536,505	720,084	10,703,649	137,618	10,841,267
Liabilities								
Accounts payable	(129,264)	(146,022)	(32,134)	(1,207)	(99,266)	(407,893)	(90,330)	(498,223)
Borrowings and embedded derivatives	(314,366)	(2,641,645)	(1,919,909)	(60,237)	(952,975)	(5,889,132)	(51,266)	(5,940,398)
	(443,630)	(2,787,667)	(1,952,043)	(61,444)	(1,052,241)	(6,297,025)	(141,596)	(6,438,621)
Currency swaps on borrowings and related derivatives [(b)]	(1,757,860)	(92,667)	1,375,977	60,236	439,362	25,048	(49,619)	(24,571)
Currency position of equity as at December 31, 2005	**1,443,705**	**1,827,933**	**517,532**	**535,297**	**107,205**	**4,431,672**	**(53,597)**	**4,378,075**
% of sub-total	32.58	41.25	11.68	12.08	2.41	100.00	-	100.00
SDR composition as at December 31, 2005	**35.22**	**40.43**	**12.47**	**11.88**	-	**100.00**	-	**100.00**

(a) Investments held for trading comprise:	
Investments held for trading, net of repos	2,487,092
Derivative assets	1,060
Derivative liabilities	(7,807)
Amount per statement of net currency position	2,480,345
(b) Currency swaps on borrowings comprise:	
Derivative assets	284,867
Derivative liabilities	(309,438)
Net swaps on borrowings per statement of net currency position	(24,571)

Liquidity Risk: The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations and allows it flexibility in deciding the appropriate time to access the capital market. As a long-term development lender, the Bank holds sufficient liquid assets to enable it continue normal operations even in the unlikely event that it is unable to obtain fresh resources from the capital markets for an extended period of time. To achieve this objective, the Bank operates on a prudential minimum level of liquidity, which is based on the projected net cash requirement for a rolling 1-year period. The prudential minimum level of liquidity is updated quarterly and includes all potential debt service payments due to early redemption of swaps and borrowings with embedded options. To enable it to take advantage of low-cost funding opportunities as they arise, the Bank's policy permits a judicious increase of liquid resources where there is an economic benefit. The Bank maintains interest rate limits for each internally managed or externally managed active currency portfolio.

The borrowing cost pass-through formulation incorporated in the lending rates charged on the Bank's loans has helped to limit the interest rate sensitivity of the net spread earnings on its loan portfolio. The Bank holds or lends the proceeds of its borrowings in the same currencies borrowed (after swap activities).

The table below provides an analysis of assets, liabilities and equity into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. It is presented under the most prudent consideration of maturity dates where options or repayment patterns allow for early repayment possibilities. Therefore, liabilities are classified according to the earliest possible repayment date, while assets are classified according to the latest possible repayment date. Assets and liabilities that do not have a contractual maturity date are grouped together in the "Maturity undefined" category.

Liquidity position at December 31, 2006 and 2005 was as follows:

Liquidity position at December 31, 2006

(UA thousands)

	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years	Maturity undefined	Total
Assets								
Cash	129,329	-	-	-	-	-	-	129,329
Demand obligations	3,801	-	-	-	-	-	-	3,801
Derivative assets	21,071	48,294	15,523	13,878	5,030	169,514	-	273,310
Investments – trading (net of repos)	2,574,053	-	-	-	-	-	-	2,574,053
Investments – held-to-maturity	313,146	238,221	340,641	368,941	380,365	1,000,161	-	2,641,475
Non-negotiable instruments on account of capital	4,637	3,971	3,760	3,842	1,616	2,557	-	20,383
Accounts receivable	823,560	-	-	-	-	-	(222,588)	600,972
Loans – disbursed and outstanding	929,311	502,714	474,852	448,338	415,627	2,520,109	-	5,290,951
Accumulated impairment for loans losses	-	-	-	-	-	-	(214,180)	(214,180)
Equity participations	-	-	-	-	-	-	119,119	119,119
Other assets	-	-	-	-	-	-	14,954	14,954
Total assets	**4,798,908**	**793,200**	**834,776**	**834,999**	**802,638**	**3,692,341**	**(302,695)**	**11,454,167**
Liabilities and Equity								
Accounts payable	(648,960)	-	-	-	-	-	-	(648,960)
Derivative liabilities	(95,947)	(88,325)	(35,317)	(61,062)	(4,632)	(196,654)	-	(481,937)
Borrowings and embedded derivatives	(698,010)	(1,085,259)	(930,971)	(883,875)	(166,734)	(2,111,184)	5,564	(5,870,469)
Equity	-	-	-	-	-	-	(4,452,801)	(4,452,801)
Total liabilities and equity	**(1,442,917)**	**(1,173,584)**	**(966,288)**	**(944,937)**	**(171,366)**	**(2,307,838)**	**(4,447,237)**	**(11,454,167)**
Liquidity position as at December 31, 2006	**3,355,991**	**(380,384)**	**(131,512)**	**(109,938)**	**631,272**	**1,384,503**	**(4,749,932)**	**-**

Supplementary information:

	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years	Maturity undefined	Total
Loans in chronic arrears (more than 2 years) included in loan balance above.	442,510	53,637	41,064	34,809	28,263	73,167	-	673,450

Liquidity position at December 31, 2005

(UA thousands)

	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years	Maturity undefined	Total
Assets								
Cash	70,340	-	-	-	-	-	-	70,340
Demand obligations	3,801	-	-	-	-	-	-	3,801
Derivative assets	136,366	14,504	49,449	6,959	33,488	45,161	-	285,927
Investments – trading (net of repos)	2,487,092	-	-	-	-	-	-	2,487,092
Investments – held-to-maturity	222,220	223,520	228,780	307,450	355,980	830,548	32,502	2,201,000
Non-negotiable instruments on account of capital	6,615	4,428	4,090	3,918	4,004	2,842	-	25,897
Accounts receivable	754,144	-	-	-	-	-	(197,764)	556,380
Loans – disbursed and outstanding	895,040	533,510	528,750	494,360	441,950	2,618,832	-	5,512,442
Accumulated provision for loan impairment	-	-	-	-	-	-	(194,613)	(194,613)
Equity participations	-	-	-	-	-	-	168,697	168,697
Other assets	-	-	-	-	-	-	16,978	16,978
Total assets	**4,575,618**	**775,962**	**811,069**	**812,687**	**835,422**	**3,497,383**	**(174,200)**	**11,133,941**
Liabilities and Equity								
Accounts payable	(498,223)	-	-	-	-	-	-	(498,223)
Derivative liabilities	(63,136)	(20,359)	(62,658)	(7,093)	(40,370)	(123,629)	-	(317,245)
Borrowings and embedded derivatives	(700,400)	(348,170)	(1,083,950)	(420,130)	(956,780)	(2,436,348)	5,380	(5,940,398)
Equity	-	-	-	-	-	-	(4,378,075)	(4,378,075)
Total liabilities and equity	**(1,261,759)**	**(368,529)**	**(1,146,608)**	**(427,223)**	**(997,150)**	**(2,559,977)**	**(4,372,695)**	**(11,133,941)**
Liquidity position as at December 31, 2005	**3,313,859**	**407,433**	**(335,539)**	**385,464**	**(161,728)**	**937,406**	**(4,546,895)**	**-**

Supplementary information:

	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years	Maturity undefined	Total
Loans in chronic arrears (more than 2 years) included in loan balance above.*	435,960	67,385	55,374	42,577	36,018	54,690	-	692,004

** The 2005 figures have been restated to include the private sector loans in chronic arrears.*

Interest Rate Risk: Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The extent of exposure to interest rate risk is largely determined by the length of time for which the rate of interest is fixed for a financial instrument. The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin by matching the interest rate characteristic and repricing profile of the assets with those of the underlying borrowings and equity sources, respectively. The table below provides information on the extent of the Bank's interest rate exposure based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. Securities that comprise the Bank's trading portfolio are assumed to reprice within the "one year or less" category.

Interest rate risk position as at December 31, 2006 and 2005 was as follows:

Interest rate risk position as at December 31, 2006

(UA thousands)

	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years	Non interest bearing funds	Total
Assets								
Cash	129,329	-	-	-	-	-	-	129,329
Demand obligations	3,801	-	-	-	-	-	-	3,801
Investments [(a)]	2,879,721	237,347	337,710	381,255	378,585	1,012,782	(17,963)	5,209,432
Non-negotiable instruments on account of capital	4,637	3,971	3,760	3,842	1,616	2,557	-	20,383
Accounts receivable	823,560	-	-	-	-	-	(222,583)	600,972
Loans – disbursed and outstanding	2,271,415	286,961	239,624	211,502	200,596	2,080,853	-	5,290,951
Accumulated provision for loan impairment	-	-	-	-	-	-	(214,180)	(214,180)
Equity participations	-	-	-	-	-	-	119,119	119,119
Other assets	-	-	-	-	-	-	14,954	14,954
	6,112,463	528,279	581,094	596,599	580,797	3,096,192	(320,663)	11,174,761
Liabilities								
Accounts payable	(648,960)	-	-	-	-	-	-	(648,960)
Borrowings [(b)]	(4,612,678)	(326,422)	(57,022)	(8,605)	(56,985)	(1,077,633)	66,345	(6,073,000)
Macro hedge swaps	(290,482)	31,242	-	-	259,240	-	-	-
	(5,552,120)	(295,180)	(57,022)	(8,605)	202,255	(1,077,633)	66,345	(6,721,960)
Position of interest rate risk as at December 31, 2006	**560,343**	**233,099**	**524,072**	**587,994**	**783,052**	**2,018,559**	**(254,318)**	**4,452,801**

(a) Investments comprise:

Investments	6,093,361
Derivative assets - investments	1,278
Derivative liabilities - investments	(7,374)
Securities sold under agreements to repurchase	(877,833)
Amount per statement of interest rate risk	5,209,432

(b) Borrowings comprise:

Borrowings	5,870,469
Derivative assets - borrowings	(272,032)
Derivative liabilities - borrowings	474,563
Net borrowings per statement of interest rate risk	6,073,000

Interest rate risk position as at December 31, 2005

(UA thousands)

	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years	Non interest bearing funds	Total
Assets								
Cash	70,340	-	-	-	-	-	-	70,340
Demand obligations	3,801	-	-	-	-	-	-	3,801
Investments [a]	2,796,958	226,915	302,019	343,721	357,724	654,008	-	4,681,345
Non-negotiable instruments on account of capital	6,399	4,418	4,039	3,835	4,138	3,068	-	25,897
Accounts receivable	750,993	-	-	-	-	-	(194,613)	556,380
Loans – disbursed and outstanding	1,852,608	605,843	276,974	219,773	169,836	2,387,408	-	5,512,442
Accumulated provision for loan impairment	-	-	-	-	-	-	(194,613)	(194,613)
Equity participations	-	-	-	-	-	-	168,697	168,697
Other assets	-	-	-	-	-	-	16,978	16,978
	5,481,099	837,176	583,032	567,329	531,698	3,044,484	(203,551)	10,841,267
Liabilities								
Accounts payable	(498,223)	-	-	-	-	-	-	(498,223)
Borrowings [b]	(4,136,033)	(554,768)	(86,558)	(53,766)	(8,405)	(1,217,599)	92,160	(5,964,969)
Macro hedge swaps	(238,583)	9,795	23,788	-	-	205,000	-	-
	(4,872,839)	(544,973)	(62,770)	(53,766)	(8,405)	(1,012,599)	92,160	(6,463,192)
Position of interest rate risk as at December 31, 2005*	**608,260**	**292,203**	**520,262**	**513,563**	**523,293**	**2,031,885**	**(111,391)**	**4,378,075**

** Position of interest rate risk represents equity*

(a) Investments comprise:

Investments	5,155,053
Derivative assets - investments	1,060
Derivative liabilities - investments	(7,807)
Securities sold under agreements to repurchase	(466,961)
Amount per statement of interest rate risk	4,681,345

(b) Borrowings comprise:

Borrowings	5,940,398
Derivative assets - borrowings	309,438
Derivative liabilities - borrowings	(284,867)
Net borrowings per statement of interest rate risk	5,964,969

Equity Price Risk: The Bank's equity price risk results from exposures to changes in the fair value of individual equity participations. The Bank limits its exposure to equity price risk by limiting the size of its individual equity participations and regularly assessing and reviewing risk ratings on each equity participation.

NOTE Q - RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the "regional members" and "non-regional members" respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note K. The Board of Directors, which is composed of eighteen (18) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 12-member Board of Directors of which 6 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the offices, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank's investment in the ADF is included in Equity Participations and disclosed in Note H. In addition to the amount reported as an equity participation, the Bank periodically makes allocations to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund's financial statements. Net income allocation to the Fund in 2006 amounted to UA 21.30 million (2005: UA 46.30 million).

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this connection, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF are disclosed in Note N.

The grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at December 31, 2006 and 2005 are disclosed in note T-5.

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note O.

Management personnel compensation

Compensation paid to the Bank's management personnel and executive directors during the years ended December 31, 2006, and 2005 was made up as follows:

(UA thousands)	**2006**	2005
Salaries	12,211	14,839
Termination benefits	317	332
Contribution to retirement and medical plan	2,420	2,699
Other benefits	3,612	4,035
Total	**18,560**	**21,905**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. At December 31, 2006 outstanding balances on loans and advances to management staff amounted to UA 1.93 million (2005: UA 3.29 million). No expense was recognized during the year in respect of impairment on debts due from related parties.

NOTE R – SEGMENT REPORTING

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's products and services are similar and are structured and distributed in a fairly uniform manner across borrowers. In the opinion of management, the Bank operates in a single operating segment.

NOTE S – APPROVAL OF FINANCIAL STATEMENTS

On March 28, 2007, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements will be approved by the Board of Governors at its annual meeting in May 2007.

NOTE T – SUPPLEMENTARY DISCLOSURES

NOTE T-1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at December 31, 2006 and 2005 were as follows:

		2006	2005
1 UA = SDR =	Algerian Dinar	107.190000	106.172000
	Angolan Kwanza	120.940000	115.024000
	Botswana Pula	9.090080	7.870420
	Brazilian Real	3.215210	3.344340
	Canadian Dollar	1.753080	1.664180
	Chinese Yuan	11.747400	11.534500
	CFA Franc	749.293000	794.725000
	Danish Kroner	8.517020	9.038810
	Egyptian Pound	8.474270	8.315660
	Ethiopian Birr	13.127200	12.359500
	Euro	1.142290	1.211550
	Gambian Dalasi	41.391100	40.771100
	Ghanaian Cedi	13,915.500000	12,958.800000
	Guinean Franc	8,283.200000	5,532.230000
	Indian Rupee	66.539800	64.416800
	Japanese Yen	178.948000	168.610000
	Kenyan Shilling	105.462000	106.078000
	Korean Won	1,398.490000	1,458.260000
	Kuwaiti Dinar	0.434622	0.418938
	Libyan Dinar	1.932370	1.932370
	Mauritian Rupee	51.656400	43.830800
	Moroccan Dirham	12.728400	13.199900
	Nigerian Naira	191.482000	187.274000
	Norwegian Krone	9.410170	9.674270
	Pound Sterling	0.766377	0.830055
	Sao Tomé Dobra	17,360.200000	14,533.100000
	Saudi Arabian Riyal	5.641490	5.359750
	South African Rand	10.485700	9.040120
	Swedish Krona	10.339000	11.336300
	Swiss Franc	1.835820	1.878480
	Tunisian Dinar	1.960350	1.945380
	Ugandan Shilling	2,726.760000	2,603.460000
	US Dollar	1.504400	1.429270
	Zimbabwean Dollar	372.130000	37,598.000000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

NOTE T-2: OTHER DEVELOPMENT ASSISTANCE ACTIVITIES

(i) Democratic Republic of Congo (DRC)

In connection with an internationally co-ordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002, approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, was established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors may from time to time make to the special account, representing the Bank's contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income received on the consolidated DRC loans is recognized in current earnings and is transferred out of reserves to the special account only after the formal allocation, in whole or in part, of such amount by the Board of Governors of the Bank.

(ii) Post-Conflict Countries Assistance

The Post Conflict Countries' Fund was established as a framework to assist countries emerging from conflict in their efforts towards re-engagement with the donor community in order to reactivate development assistance and help these countries reach the Heavily Indebted Poor Countries (HIPC) decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the ADB's net income, and contributions from the ADF and other private donors. Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of May 25, 2004, established the Post-Conflict Countries Facility (PCCF) under the administration of the ADF and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors also, by its resolution B/BG/2005/05 of May 18, 2005, approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank's contribution to the facility and by its resolution B/BG/2006/04 of May 17, 2006, the Board of Governors also approved the third and final installment of the Bank's allocation of UA 25 million from the 2005 net income. By policy, contributions made by ADB to the PCCF are not used to clear the debt owed to the Bank by beneficiary post-conflict countries.

(iii) Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans, as calculated using the methodology agreed under the initiatives, and their nominal values.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied

and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 32 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon. At December 31, 2006, the Board of Directors had approved relief for 17 ADB borrowing countries, of which 13 had reached the completion point. During the year ended December 31, 2006, debt relief of UA 52.28 million (2005: UA 106.05 million) was received on behalf of the ADB borrowing countries.

(iv) Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on July 8, 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancellation would be delivered by relieving post-completion-point HIPCs' repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match "dollar-for-dollar" the foregone principal and service charge payments.

The MDRI became effective for the ADF on September 1, 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF's net assets. The reduction in the net asset value of the ADF has resulted in a reduction in the value of the Bank's investment in the Fund by UA 34.75 million during the year.

NOTE T-3: SPECIAL FUNDS

Under Article 8 of the Agreement Establishing the Bank, the Bank may establish or be entrusted with the administration of special funds. At December 31, 2006 and 2005, the following funds were held separately from those of the ordinary capital resources of the Bank:

(i) **The NTF** was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and Nigeria. The terms of the current agreement terminated on April 25, 2006. The Nigerian authorities in May 2006 granted a one-year extension, for the agreement to April 25, 2007. On March 27, 2007, the Government of Nigeria granted a further 1-year extension of the NTF Agreement to April 25, 2008. The initial capital of the NTF was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on September 13, 1985.

Following a request by the Government of Nigeria on June 14, 2006, a payment of US$ 200 million (UA 135.74 million) was made to the Government of Nigeria from the resources of the Fund.

The resources of the NTF at December 31, 2006 and 2005 are summarized below:

(UA thousands)	**2006**	2005
Contribution received	128,586	128,586
Funds generated (net)	251,201	374,183
Adjustment for translation of currencies	(111,666)	(93,693)
	268,121	**409,076**
Represented by:		
Due from banks	2,404	1,916
Investments	191,760	321,736
Accrued income and charges receivable on loans	9,685	10,770
Accrued interest on investments	960	4,970
Other amounts receivable	89	10
Loans outstanding	64,274	70,908
	269,172	410,310
Less: Current accounts payable	(1,051)	(1,234)
	268,121	**409,076**

(ii) **The Special Relief Fund** (for African countries affected by drought) was established by Board of Governors' Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of regional member countries in those fields. The resources of this fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at December 31, 2006 and 2005 follows:

(UA thousands)	**2006**	2005
Fund balance	62,448	47,448
Funds generated	3,808	3,083
Funds allocated to SDA	1	1
Less: Relief disbursed	(46,996)	(40,133)
	19,261	**10,399**
Represented by:		
Due from banks	757	102
Investments	18,466	10,635
Interest receivable	38	9
	19,261	10,746
Less: Accounts payable	-	(347)
	19,261	**10,399**

At December 31, 2006, a total of UA 4.67 million (2005: UA 7.03 million) had been committed but not yet disbursed under the Special Relief Fund.

NOTE T-4: TRUST FUNDS

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

(i) **The Mamoun Beheiry Fund** was established under Board of Governors' Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

(ii) **The Arab Oil Fund (contribution of Algeria)** was established following Board of Governors' Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At December 31, 2006, a total of US$ 13.45 million (2005: US$ 13.45 million) had been so repaid.

(iii) **The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF)** was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at December 31, 2006 and 2005 are summarized below:

(UA thousands)	**2006**	2005
i) Mamoun Beheiry Fund		
Contribution	152	152
Income from investments	233	197
	385	349
Less: Prizes awarded	(30)	(30)
Gifts	(25)	(25)
	330	294
Represented by:		
Short-term deposits	310	277
Due from banks	17	15
Accrued interest	3	2
	330	294
ii) Arab Oil Fund (contribution of Algeria)		
Net contribution	665	700
Represented by:		
Loans disbursed net of repayments	665	700
iii) Special Emergency Assistance Fund for Drought and Famine in Africa		
Contributions	20,927	22,027
Funds generated	5,331	5,395
	26,258	27,422
Relief granted	(21,995)	(23,012)
	4,263	4,410
Represented by:		
Due from banks	68	207
Investments	4,193	4,200
Accrued interest	2	3
	4,263	4,410
Total Resources & Assets of Trust Funds	**5,258**	**5,404**

NOTE T-5: GRANTS

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at December 31, 2006 and 2005 were as follows:

(UA thousands)	**2006**	2005
Africa Water Facility Fund	16,359	-
AMINA	1,475	1,455
AMTA/NAMTA	172	141
Austria	906	-
Belgium	2,204	2,314
Canada	·278	372
China	229	55
Denmark	1,578	1,585
FAPA	6,921	-
Finland	1,248	727
France	2,907	3,120
ICP -Africa	221	434
India	945	1,169
Italy	4,694	7,714
Korea	1,068	1,484
Multi-donor Water Partnership Program	1,828	-
Nepad Infrastructure	2,596	2,387
Nordic	1,108	1,611
Norway	1,000	1,274
The Netherlands	2,398	3,681
The Nigeria Technical Cooperation Fund	16,980	17,763
The United Kingdom	1,322	-
RWSSI	21,145	-
Spain	354	375
Sweden	988	1,250
Switzerland	272	269
Others	158	172
Total	**91,354**	**49,352**

INDEPENDENT AUDITOR'S REPORT TO THE BOARD OF GOVERNORS OF THE AFRICAN DEVELOPMENT BANK

We have audited the accompanying annual financial statements of the African Development Bank (the Bank), which comprise the balance sheet as at 31 December 2006 and the income statement, the statement of recognised income and expense and the statement of cash flows for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out in notes A to T. The financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank. This report is made solely to the Bank's Board of Governors, as a body, in accordance with Article 32(d) of the Agreement establishing the Bank. Our audit work has been undertaken so that we might state to the Bank's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank's members as a body, for our audit work, for this report, or for the opinions we have formed.

Management's Responsibility for the Annual Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Agreement Establishing the Bank. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Qualified Opinion
As set out under the Member Countries' Subscription accounting policy in Note B to the financial statements, the Agreement Establishing the Bank provides that a member country (or "State") may withdraw from the Bank at any time (defined as the "termination date"). Exercising such right of withdrawal requires the Bank to arrange for the repurchase of such member country's shares as part of the settlement of accounts with that State. In our view, although the Bank is able to withhold any amount due to the member country for its shares so long as the State remains liable as borrower or guarantor to the Bank, and notwithstanding the fact that the member country remains liable for its direct and contingent liabilities to the Bank as long as any part of the loans or guarantees contracted before the termination date is outstanding, the Bank does not have the unconditional right to avoid settling its contractual obligations at termination date to the member country. Therefore, in accordance with International Financial Reporting Standard IAS 32, "Financial Instruments: Disclosure and Presentation", member countries' capital stock should be reclassified in the Bank's financial statements as financial liabilities instead of equity.

The impact of this accounting treatment would be to reclassify credit balances of UA 2,303,061,682 and UA 2,263,445,736 of capital stock and to reclassify debit balances of UA 155,742,042 and UA 151,758,878 of cumulative exchange adjustment on subscriptions from equity to liabilities in the balance sheet of the Bank for the years ended 31 December 2006 and 31 December 2005 respectively.

Disagreement with management – Qualified Opinion
In our opinion, except for the effect on the annual financial statements of the matter referred to in the preceding paragraph, the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2006, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Deloitte & Touche LLP
Chartered Accountants
London
30 March 2007

ADMINISTRATIVE BUDGET FOR FINANCIAL YEAR 2007

(UA thousands)

Description	
Personnel Expenses	
Salaries	77,551
Benefits	48,908
Other Employee Expenses	7,323
Short Term Staff	1,772
Consultants	11,644
Staff Training	1,622
	148,820
General Expenses	
Official Missions	13,931
Accommodation/Office Occupancy	8,033
Equipment Rental, Repairs and Maintenance	4,764
Communication Expenses	5,708
Printing, Publishing & Reproduction	1,130
Office Supplies and Stationery	576
Library	668
Other Institutional Expenses	10,104
	44,914
Total Administrative Expenses	193,734
Depreciation	9,090
Total	202,824
Less: Management Fees	(148,904)
Net Administrative Budget	**53,920**

AFRICAN DEVELOPMENT FUND

Financial Management

Subscriptions

ADF Replenishments

The resources of ADF mainly consist of subscriptions by the Bank and State Participants, as well as other resources received by the Fund. Cumulative subscriptions and contributions to ADF as of December 31, 2006 stood at UA 15.26 billion (UA 14.95 billion in 2005).

The replenishment level for the Tenth General Replenishment of the resources of the Fund (ADF-X) was set at UA 3.40 billion, and covers the 2005-2007 operational period. ADF-X became effective in September 2005, and, as of December 31, 2006, State Participants subscribed to an amount of UA 2.23 billion, representing 65.59 percent of the ADF-X target replenishment level.

Subscriptions to the Fund are usually paid in three equal annual installments, in either cash or promissory notes. As of December 31, 2006 payments received for ADF-X amounted to UA 1.39 billion and included advance payments made under the accelerated encashment framework. The last ADF-X installments are due by April 30, 2007. The encashment schedules of promissory notes are directly linked to specific ADF replenishments and usually cover a standard 10-year period based on disbursement projections.

Commitments under the Multilateral Debt Relief Initiative

The Multilateral Debt Relief Initiative (MDRI or Initiative) became effective on September 1, 2006.[1] To preserve the financial integrity and the financing capacity of the African Development Fund, the terms of the MDRI require donors to fully compensate the Fund for debts cancelled. The cost of the MDRI[2] is estimated at UA 5,835.9 million in nominal terms. Management will, at the commencement of each ADF replenishment, adjust this cost estimate for exchange-rate induced excesses or shortfalls that have materialized over the previous replenishment period.

As of December 31, 2006, the Fund received from donors aggregate commitments in excess of UA 4.00 billion. These commitments represent 74 percent of the indicative cost of debt relief for 33 eligible countries (UA 5,835.9 million). The total indicative cost of the MDRI for the period 2006-2007 is UA 84.8 million and payable on January 15, 2007. As of December 31, 2006, payments of UA 43.25 million had been received.

Investments

ADF cash and liquid investments amounted to UA 2.94 billion at December 31, 2006, compared to UA 1.96 billion in 2005. Investment income for the year amounted to UA 102.50 million, representing a return of 4.37 percent, on an average liquidity level of UA 2.35 billion, compared with an income of UA 68.75 million in 2005, which represented a return of 3.98 percent on an average liquidity of UA 1.73 billion.

Loan Portfolio

Cumulative loans and grants signed, net of cancellations, at December 31, 2006, amounted to UA 14.17 billion compared with UA 13.17 billion at the end of 2005. Total outstanding loans, as at December 31, 2006 was UA 3.83 billion, UA 3.96 billion lower than the UA 7.79 billion outstanding as at the end of 2005. This decrease was attributable primarily to debt cancellation under the MDRI for 16 completion point countries during the year amounting to UA 4.32 billion. At the end of 2006, there were 1,593 active signed loans and grants. Also at December 31, 2006, a total of 48 loans amounting to UA 220.87 million had been fully repaid.

Disbursements

Disbursements of loans and grants decreased from UA 691.07 million in 2005 to UA 685.16 million, representing a decrease of 0.86 percent. As at December 31, 2006, cumulative disbursements on loans and grants amounted to UA 9.96 billion. A total of 1,357 loans and grants were fully disbursed for an amount of UA 8.15 billion, representing 81.83 percent of cumulative disbursements.

Financial Results

The Fund's surplus was UA 40.42 million in 2006, compared to UA 19.71 million in 2005. The UA 20.71 million increase in surplus was due to a UA 33.75 million increase in income on investments as a result of higher investment balances and yields, and UA 13.98 million in other income mainly from the recovery of ADF funds from a liquidation proceeding. Partially offsetting these factors was a UA 21.44 million decrease in income from loans, which was caused primarily by loan cancellations under the Multilateral Debt Relief Initiative (MDRI).

Administrative expenses, which represents the Fund's share of the total shareable expenses of the ADB Group, increased by UA 2.70 million, from UA 111.86 million in 2005 to UA 114.56 million in 2006. The Fund's share of the total shareable

[1] The effectiveness of the MDRI was triggered when the Fund received Instrument of Commitments representing at least 70% of the total cost of debt relief for 14 post-completion countries, of which not less than an amount equivalent to at least 75% of the cost of debt relief incurred during the ADF-X period, were unqualified commitments for payments due in 2007.

[2] Based on debt outstanding and disbursed as of December 2004 as cut-off date, and January 1, 2006 as implementation date, for 33 eligible beneficiary countries.

expenses of the ADB group is based on a predetermined cost-sharing formula, which is driven primarily by the relative levels of certain operational volume indicators.

According to the Fund's non-accrual policy, service charges on loans made to, or guaranteed by borrowers are excluded from loan income if principal repayment and service charges are in arrears for 6 months or more. As a result of this policy, UA 4.53 million of non-accrued loan income was excluded from 2006 income compared to UA 5.39 million in 2005. In addition, UA 8.17 million of loan income previously not accrued was recovered and recognized in income in 2006. There were no such recoveries in 2005.

As a result of the implementation of the MDRI, the Fund cancelled debts owing by MDRI beneficiary countries net of recovery from HIPC.

African Development Fund

Special Purpose Financial Statements and Report of the Independent Auditors for the Years ended December 31, 2006 and 2005

STATEMENT OF NET DEVELOPMENT RESOURCES AS AT DECEMBER 31, 2006 AND 2005

(UA thousands - Note B)

		2006	2005
DEVELOPMENT RESOURCES			
DUE FROM BANKS		5,200	41,074
INVESTMENTS (Notes C & H)			
Held-for-trading	1,998,185		973,370
Held-to-maturity	935,888		946,999
Total investments		2,934,073	1,920,369
DEMAND OBLIGATIONS (Note D)		2,319,593	2,229,831
RECEIVABLES			
Accrued income on loans and investments	43,190		46,068
Other receivables	26,614		26,880
		69,804	72,948
LIABILITIES		(76,993)	(56,988)
NET DEVELOPMENT RESOURCES		**5,251,677**	**4,207,234**
FUNDING OF DEVELOPMENT RESOURCES			
SUBSCRIPTIONS AND CONTRIBUTIONS (Notes F & O)			
Total subscribed, including accelerated encashment of subscriptions	15,225,957		14,948,543
Less: Portion of accelerated encashment not yet effected	(79,844)		(86,306)
	15,146,113		14,862,237
Less: Installments not yet payable	(867,842)		(1,501,170)
	14,278,271		13,361,067
Less: Installments due	(7,018)		(99,307)
	14,271,253		13,261,760
Contributions paid on Multilateral Debt Relief Initiative	43,253		-
	14,314,506		13,261,760
Less: Unamortized discounts on subscriptions and contributions (Note B)	(25,195)		(18,418)
	14,289,311		13,243,342
Cumulative exchange adjustment on subscriptions and contributions (Note B)	(256,934)		(304,900)
Total subscriptions and contributions		14,032,377	12,938,442
OTHER RESOURCES (Note G)		157,570	136,270
RESERVES (Note I)		136,655	96,237
CUMULATIVE CURRENCY TRANSLATION ADJUSTMENT (Note B)		(414,908)	(332,548)
		13,911,694	12,838,401
ALLOCATION OF DEVELOPMENT RESOURCES			
GRANTS AND TECHNICAL ASSISTANCE ACTIVITIES (Note E)		(733,219)	(586,675)
HIPC GRANTS DISBURSED (Note E)		(184,000)	(184,000)
NET DEBT RELIEF (Note E)		(3,912,400)	(71,079)
LOANS DISBURSED AND OUTSTANDING (Notes E, M & N)		(3,830,398)	(7,789,413)
NET DEVELOPMENT RESOURCES		**5,251,677**	**4,207,234**

The accompanying notes to the special purpose financial statements form part of this statement.

STATEMENT OF INCOME AND EXPENSES AND OTHER CHANGES IN DEVELOPMENT RESOURCES FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(UA thousands - Note B)

	2006	2005
INCOME AND EXPENSES		
Service charges on loans	30,246	51,294
Commitment charges on loans	14,086	14,473
Income on investments	102,498	68,750
Other income	13,981	-
Administrative expenses (Note K)	(114,561)	(111,859)
Discount on accelerated encashment of participants' demand obligations	(6,222)	(2,631)
Direct expenses	-	(71)
Financial charges	(270)	(150)
Gain/(loss) on exchange	660	(97)
Surplus	**40,418**	**19,709**
CHANGE IN DEVELOPMENT RESOURCES FUNDING		
Increase in paid-up subscriptions	1,009,493	607,323
Contributions received on account of Multilateral Debt Relief Initiative	43,253	-
Increase in other resources	21,300	46,300
Changes in accumulated exchange adjustment on subscriptions and contributions	47,966	(2,167)
Changes in unamortized discounts on subscriptions and contributions	(6,777)	2,631
Changes in accumulated translation adjustment	(82,360)	31,480
	1,032,875	**685,567**
CHANGE IN DEVELOPMENT RESOURCES ALLOCATION		
Disbursement of grants	(152,692)	(48,985)
Disbursement of loans	(532,472)	(642,080)
Repayment of loans	96,383	94,547
Recoveries on account of Multilateral Debt Relief Initiative	478,586	-
Translation adjustment on loans and grants	81,345	(5,489)
	(28,850)	**(602,007)**
Change in Net Development Resources	1,044,443	103,269
Net Development Resources at beginning of the year	4,207,234	4,103,965
NET DEVELOPMENT RESOURCES AT THE END OF THE YEAR	**5,251,677**	**4,207,234**

The accompanying notes to the special purpose financial statements form part of this statement.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(UA thousands - Note B)

	2006	2005
SURPLUS	40,418	19,709
OTHER COMPREHENSIVE (LOSS)/INCOME		
Changes in accumulated translation adjustment	(82,360)	31,480
COMPREHENSIVE (LOSS)/INCOME	**(41,942)**	**51,189**

The accompanying notes to the special purpose financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(UA thousands - Note B)

	2006	2005
CASH FLOWS FROM:		
OPERATING ACTIVITIES:		
Surplus	40,418	19,709
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of premium and discount on held-to-maturity investments	2,682	7,405
Discount on accelerated encashment of participants' demand obligations	6,222	2,631
Changes in accrued income on loans and investments	2,878	(8,534)
Changes in net current assets	12,603	(7,447)
Net cash provided by operating activities	64,803	13,764
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursement of grants	(152,692)	(48,985)
Disbursement of loans	(532,472)	(642,080)
Repayment of loans	96,383	94,547
Recoveries on account of Multilateral Debt Relief Initiative	478,586	-
Investments maturing after 3 months of acquisition:		
Held-to-maturity	(2,273)	(30,884)
Held-for-trading	(853,501)	(304,589)
Net cash used in investment, lending and development activities	(965,969)	(931,991)
FINANCING ACTIVITIES:		
Subscriptions and contributions received in cash	172,135	126,323
Participants' demand obligations encashed	865,760	749,674
Increase in other resources	21,300	46,300
Net cash provided by financing activities	1,059,195	922,297
Effect of exchange rate changes on cash and liquid investments	(2,594)	3,346
Net increase in cash and liquid investments	155,435	7,416
Cash and liquid investments at beginning of the year	99,385	91,969
Cash and liquid investments at end of the year	**254,820**	**99,385**
Composed of:		
Cash	5,200	41,074
Trading investments maturing within 3 months of acquisition	249,620	58,311
Cash and liquid investments at end of the year	**254,820**	**99,385**
Supplementary disclosure:		
Movements resulting from exchange rate fluctuations on:		
Loans and grants	(81,345)	5,489
Subscriptions and contributions	47,966	(2,167)

The accompanying notes to the special purpose financial statements form part of this statement.

NOTES TO THE SPECIAL PURPOSE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE A – PURPOSE, ORGANIZATION AND RESOURCES

Purpose and Organization

The African Development Fund (ADF or the Fund) was established in 1972 as an international institution to assist the African Development Bank (ADB or the Bank) in contributing to the economic and social development of the Bank's regional members, promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

The ADF's Board of Directors has twelve (12) members, made up of six (6) members selected by the Bank and six (6) members selected by State Participants. The Board of Directors reports to the Board of Governors, which is made up of representatives of the State Participants and the ADB. The ADB exercises fifty percent (50%) of the voting powers in the ADF and the President of the Bank is the ex-officio President of the Fund.

The ADB, the Nigeria Trust Fund (NTF) (which is a special fund administered by the ADB) and the ADF are collectively referred to as the Bank Group. The assets and liabilities of the ADB and of the NTF are separate and independent of those of the ADF. Furthermore, the ADF is not liable for their respective obligations. Transactions with these affiliates are disclosed in the notes that follow. The principal purpose of the ADB is to promote economic and social development in its regional member countries. The ADB finances development projects and programs in its regional member states. The ADB also participates in the selection, study and preparation of projects contributing to the development of its member countries and where necessary provides technical assistance. The NTF was established under an agreement between the Bank and the Federal Republic of Nigeria to further support the development efforts of ADB regional member countries, particularly the lesser-developed countries.

Resources

The resources of the Fund consist of subscriptions by the Bank, subscriptions and contributions by State Participants, other resources received by the Fund and funds derived from operations or otherwise accruing to the Fund. The initial resources of the Fund consisted of subscriptions by the Bank and the original State Participants to the Agreement Establishing the Fund (the Agreement). Thereafter, the resources have been replenished through special and general increases of subscriptions and contributions.

NOTE B – BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Due to the nature and organization of the Fund, these special purpose financial statements have been prepared for the specific purpose of reflecting the net development resources of the Fund and are not intended to be a presentation in accordance with International Financial Reporting Standards. Net development resources represent resources available to fund loan and grant commitments and comprise primarily cash, marketable investments and demand obligations of State Participants. These special purpose financial statements have been prepared to comply with Article 35(1) of the Agreement , which requires that the Fund circulates, at appropriate intervals, a summary of its financial position and income and expenditure statement showing the results of its operations.

The significant accounting policies used in the preparation of the Fund's special purpose financial statements are as follows:

Monetary Basis of Special Purpose Financial Statements

The special purpose financial statements are expressed in Units of Account (UA). Article 1 of the Agreement defined a Unit of Account as having a value of 0.81851265 grams of fine gold.

On April 1, 1978, when the second amendment to the Articles of the Agreement of the International Monetary Fund (IMF) came into effect, gold was abolished as a common denominator of the international monetary system. Computations relating to the currencies of IMF members were thereafter made on the basis of the Special Drawing Right (SDR) for purposes of applying the provisions of the Articles

of the IMF. The Fund's Unit of Account was therefore based on its relationship to the SDR at the time of establishment of the Fund. This was 1 Unit of Account equal to SDR 0.921052.

Subsequently, on November 16, 1992, the Board of Governors decided by Resolution F/BG/92/10 to redefine the Fund's Unit of Account to be equivalent to the Unit of Account of the ADB, which is defined as equivalent to the Special Drawing Right of the IMF. In compliance with this Resolution, the Board of Directors, on June 22, 1993, adopted January 1, 1993, as the date for the entry into effect of the Resolution, and the Fund's UA has since then been defined as equal to the Bank's Unit of Account.

The Fund conducts its operations in the currencies of its State Participants. Income and expenses are converted into UA at the rate prevailing on the date of the transaction. Assets and liabilities are translated into UA at rates prevailing at the date of the Statement of Net Development Resources. Translation differences are debited or credited to the Cumulative Currency Translation Adjustment. Translation gains and losses on subscriptions and contributions received are credited or debited to the Cumulative Exchange Adjustment on Subscriptions and Contributions. Where currencies are converted into any other currency, the resulting gains or losses are included in income.

The rates used for translating currencies into UA as at December 31, 2006 and 2005 were as follows:

	2006	2005
1 Unit of Account equals:		
Argentinian Peso	4.454380	4.301570
Brazilian Real	3.215210	3.344340
Canadian Dollar	1.753080	1.664180
Danish Krone	8.517020	9.038810
Euro	1.142290	1.211550
Indian Rupee	66.539800	64.416800
Japanese Yen	178.948000	168.610000
Korean Won	1,398.490000	1,458.260000
Kuwaiti Dinar	0.434622	0.418938
Norwegian Krone	9.410170	9.674270
Pound Sterling	0.766377	0.830055
South African Rand	10.485700	9.040120
Swedish Krona	10.339000	11.336300
Swiss Franc	1.835820	1.878480
United States Dollar	1.504400	1.429270

No representation is made that any currency held by the Fund can be or could be converted into any other currency at the cross-rates resulting from the rates indicated above.

Participant Subscriptions and Contributions

Subscriptions committed by state participants for each replenishment are recorded in full as subscriptions receivable from participants upon submission of an instrument of subscription by the participants. A replenishment becomes effective when the ADF receives instruments of subscription from participants for a portion of the intended replenishment level as specified in the replenishment resolution. The portion of subscribed amounts for which payments are not yet due from State Participants are recorded as installments on subscriptions not yet payable, and are not included in the net development resources of the Fund. The subscriptions not yet payable become due throughout the replenishment period (generally three years) in accordance with an agreed payment schedule. The actual payment of subscriptions when they become due from certain participants is conditional upon the respective participant's budgetary appropriation process.

The subscriptions receivable are settled through payment of cash or deposit of non-negotiable, non-interest bearing demand notes. The notes are encashed by the Fund as provided in an encashment program agreed to at the time of the replenishment.

For the ADF-IX and ADF-X replenishments, participants were given the option of an early payment of cash in an amount equivalent to the net present value of their entire subscriptions. Upon receipt of such cash payments, participants are credited with the full face value of their entire subscriptions, and in agreement with the Fund, such cash amounts received are invested and the income generated thereon is retained by the Fund. A discount, calculated as the difference between the face value of the subscriptions and the cash amount received, is initially recorded to represent the interest expected to be earned on the cash received from State Participants who opted for the accelerated encashment program. Such discount is amortized over the projected encashment period, to recognize the effective contributions to equity by the relevant participant over and above the initial cash advanced.

By its resolutions F/BG/2006/12 and F/BG/2006/13 of May 18, 2006 and August 31, 2006 respectively, the Board of Governors of the Fund authorized the Board of Directors to approve the participation of the ADF in the Multilateral Debt Relief Initiative (MDRI) and in that regard the Board of Governors also authorized an increase in the resources of the ADF to provide full and timely compensation for the debt cancellation under the MDRI subject to the attainment of the following effectiveness thresholds:

1) Receipt of Instruments of Commitment from donors covering an aggregate amount equivalent to at least seventy percent (70%) of the total cost of debt relief for the first group of 14 post-completion point HIPCs; and

2) Receipt of unqualified Instruments of Commitments from donors for an amount not less than the equivalent of at least seventy five percent (75%) of the total cost of debt relief incurred during the remainder of ADF-X period.

Upon satisfaction of the above two thresholds, the Board of Directors of the Fund approved the effectiveness of the MDRI with effect from September 1, 2006. To ensure full compensation for foregone reflows as a result of the upfront debt cancellation, the ADF governing bodies endorsed Management's proposal for a compensation scheme over the 50-year period of the initiative. Donors will contribute additional resources to the ADF, equivalent to the foregone debt service (service charges and principal) for each replenishment period, by submitting pledges over the life of the initiative. The compensatory financing arrangements will take the form of a general increase in the contribution of State Participants pursuant to Article 7 of the Agreement Establishing the ADF. The contributions received from State Participants under the compensatory financing arrangements shall not be counted as part of the burden share for the replenishment period in which such resources are received, but shall carry voting rights in the same manner as normal subscriptions. Such contributions are separately disclosed within the total of subscriptions and contributions in the Statement of Net Development Resources.

Maintenance of Value of Currency Holdings

Prior to the second general replenishment, subscriptions were denominated in UA and were subject to Article 13 of the Agreement which provided that, whenever the par value in the IMF of the currency of a State Participant is reduced in terms of the UA or its foreign exchange value has, in the opinion of the Fund, depreciated to a significant extent within that participant's territory, that participant shall pay to the Fund within a reasonable time an amount of its currency required to maintain the value, as of the time of subscription, of the amount of such currency paid into the Fund by that participant and which has not been disbursed or exchanged for another currency.

Conversely, if the currency of a State Participant has increased in par value or appreciated in its foreign exchange value within that participant's territory, the Fund shall return to that participant an amount of such currency equal to the increase in the value of the Fund's holding of that currency which was received by it in payment of subscriptions, to the extent that these amounts have not been disbursed or exchanged for another currency.

In accordance with Board of Governors' Resolutions 9-78, 9-82, 4-84, 01-88, 91-05, 96-04, 99-09, 2002-09 and 2005-01, which in turn stipulated that Article 13 shall not apply to the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth general replenishments, subscribers to these replenishments fixed the amount of their subscriptions payable in national currencies in terms of agreed parities ruling at the date these replenishments came into force. Gains or losses arising on translating these subscriptions, when received, into UA are applied against subscriptions, with the offsetting debits or credits recorded as cumulative exchange adjustment on subscriptions.

Investments

The Fund's investment securities are classified based on the Fund's intention on the date of purchase. Securities which the Fund has the intention and ability to hold until maturity are classified as held-to-maturity and reported at amortized cost. Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Fund's management has the positive intention and ability to hold to maturity. All other investment securities are classified as held-for-trading and measured at market value. Government and agency obligations include marketable bonds or notes and other government obligations issued or unconditionally guaranteed by governments of member countries or other official entities with a minimum credit rating of AA-. For asset-backed securities, the Fund may only invest in securities with a AAA credit rating. Money market instruments include time deposits, certificates of deposit and other obligations with a maturity period of less than 1 year, issued or unconditionally guaranteed by banks and other financial institutions with a minimum rating of A.

Income on investments includes interest earned and unrealized gains and losses on the held-for-trading portfolio. Purchases and sales of investments are recognized on a trade-date basis, which is the date on which the Fund commits to purchase or sell the investments.

Loans

The Fund provides concessional funding for development purposes to the least developed countries in Africa. Outstanding loans are not included in Net Development Resources. Accordingly, no provision for possible loan losses is required. The Fund places all loans to a borrower country in non-accrual status if the principal installments or service charges on any of the loans to such member country are overdue by 6 months or more, unless the Fund's management determines that the overdue amount will be collected in the immediate future. Further, management may place a loan in non-accrual status even if it is not yet overdue by 6 months, if the specific facts and circumstances, including consideration of events occurring subsequent to the balance sheet date, warrant such action. On the date a borrower's loans are placed in non-accrual status, unpaid charges that had previously been accrued on loans to the borrower are deducted from income on loans for that period. Charges on loans in non-accrual status are included in income only to the extent that payment of such charges has been received by the Fund.

Grants

In addition to loans, the Fund is authorized to provide development financing in the form of grants. Prior to the ninth replenishment of the resources of the Fund, grant funds were granted for technical assistance activities only. With effect from the ninth replenishment, grants may be used for technical assistance as well as project financing. Grants, like loans, represent allocations of development resources and are accordingly treated as such in the Statement of Net Development Resources.

The Fund participates in a multilateral debt relief initiative for addressing the debt problems of countries identified as heavily indebted poor countries (HIPCs) to help ensure that their reform efforts are not compromised by unsustainable external debt burdens. Under this initiative, creditors provide debt relief for those countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. As a part of this process, the HIPC Debt Initiative Trust Fund, (the Trust Fund) constituted by funds from donors, including the Bank Group, was established to help beneficiaries reduce their overall debt, including those debts owing to the Fund.

Under the original framework of the debt relief initiative, upon signature of a HIPC Debt Relief Agreement by the Fund, the beneficiary country and the Trust Fund, loans or repayment installments identified for sale to the Trust Fund are written down to their estimated net present value. On the settlement date, the estimated write-down is adjusted to reflect the actual difference between the cash received and the carrying value of the loans sold.

Under the enhanced HIPC framework, the implementation mechanism comprises a partial payment of ADF debt service as it falls due with funds received from the Trust Fund.

Under the MDRI, loans due from eligible HIPCs are cancelled when the countries attain the completion point under the HIPC framework. The Fund is expected to be fully compensated for loans cancelled under the MDRI by additional contributions to be made by donors over the previously scheduled repayment periods of the cancelled loans. When the MDRI becomes effective for a country, certain amounts

previously disbursed to that country as loans are no longer repayable by the country and effectively take on the character of grants made by the Fund. Accordingly, loans cancelled under the MDRI are included in the amount reported as "Debt Relief" under the allocation of development resources in the Statement of Net Development Resources, with a corresponding offset to loans outstanding.

Reclassification

Certain reclassifications of prior year amounts have been made to conform with the current period's presentation.

NOTE C – INVESTMENTS

Held-for-trading investments at December 31, 2006 and 2005 were made up as follows:

(UA thousands)	**2006**	2005
Time deposits	249,619	55,095
Asset-backed securities	535,389	282,830
Government and agency obligations	36,339	56,700
Corporate bonds	1,176,838	578,745
Total	**1,998,185**	**973,370**

The contractual maturity profile of held-for-trading investments at December 31, 2006 and 2005 was as follows:

(UA thousands)	**2006**	2005
One year or less	335,608	124,321
More than one year but less than two years	253,784	138,020
More than two years but less than three years	655,679	195,251
More than three years but less than four years	192,431	141,321
More than four years but less than five years	39,210	32,400
More than five years	521,473	342,057
Total	**1,998,185**	**973,370**

Held-to-maturity investments at December 31, 2006 and 2005 were made up as follows:

(UA thousands)	**2006**	2005
Government and agency obligations	531,439	536,090
Corporate bonds	404,449	410,909
Total	**935,888**	**946,999**

The contractual maturity profile of held-to-maturity investments at December 31, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
One year or less	100,140	107,991
More than one year but less than two years	100,005	106,612
More than two years but less than three years	98,809	106,572
More than three years but less than four years	95,550	105,501
More than four years but less than five years	90,721	101,682
More than five years	450,663	418,641
Total	**935,888**	**946,999**

The currency composition of total investments at December 31, 2006 and 2005 was as follows:

(UA thousands)	2006			2005
	Trading	Held-to-maturity	Total	Total
Euro	448,820	-	448,820	195,216
Pound Sterling	454,595	-	454,595	334,682
Swedish Krona	5,036	-	5,036	-
United States Dollar	1,089,734	935,888	2,025,622	1,390,471
Total	**1,998,185**	**935,888**	**2,934,073**	**1,920,369**

NOTE D - DEMAND OBLIGATIONS

Demand obligations represent subscription payments made by participants, in accordance with Article 9 of the Agreement, in the form of non-negotiable, non-interest-bearing notes payable at their par value on demand. The Board of Governors has agreed that the encashment of these notes will be governed by the Fund's disbursement requirements.

NOTE E - DEVELOPMENT ACTIVITIES

According to the Fund's loan regulations, loans are expressed in UA and repaid in the currency disbursed.

Project Loans and Lines of Credit

Loans are generally granted under conditions that allow for repayment over 40 years, after a 10-year grace period commencing from the date of the loan agreement. Loan principal is generally repayable from years 11 through 20 at a rate of 1 percent per annum and from years 21 through 50 at a rate of 3 percent per annum. A service charge at a rate of 0.75 percent per annum on the principal amount disbursed and outstanding is payable by the borrower semi-annually. Loans approved after June 1996 carry a 0.5 percent per annum commitment charge on the undisbursed portion. Such commitment charge commences to accrue after 90 days from the date of signature of the loan agreement.

Prior to the establishment of the Technical Assistance Account, loans for pre-investment studies were normally granted for a period of 10 years, including a grace period of 3 years, with repayments in seven equal installments from years 4 through 10.

Of the undisbursed balances of loans signed, the Fund may enter into special irrevocable commitments to pay amounts to borrowers or others in respect of the cost of goods and services to be financed under loan agreements. As at December 31, 2006, outstanding irrevocable reimbursement guarantees to commercial banks amounted to UA 2.26 million (2005: UA 3.18 million).

As at December 31, 2006, loans made to or guaranteed by certain borrowers with an aggregate principal balance outstanding of UA 568.02 million (2005: UA 687.69 million) of which UA 70.29 million (2005: UA 78.36 million) that was overdue, were in non-accrual status. If these loans had not been in non-accrual status, income from loans for the year ended December 31, 2006, would have been higher by UA 4.53 million (2005: UA 5.39 million). At December 31, 2006, the cumulative charges not recognized on the non-accrual loans amounted to UA 39.52 million, compared to UA 43.19 million at December 31, 2005.

Lines of credit to national development banks and similar national finance institutions are generally granted for a maximum of 20 years, including a 5-year grace period. The service charge rate on utilized lines of credit is the same as for project loans.

Grants and Technical Assistance Activities

Under the Fund's lending policy, 5.00 percent of the resources available under the third and fourth general replenishments, 10.00 percent under the fifth and sixth general replenishments, and 7.50 percent under the seventh and eighth general replenishments were allocated as grants and grant-based technical assistance for the identification and preparation of development projects or programs in specified member countries. In addition, amounts in the range of 18 to 21 percent of the total resources under the ninth replenishment were set aside in the form of grants for permitted uses, including technical assistance and project financing. Grants do not bear charges. The share of grants under the tenth general replenishment is based on a country-by-country analysis of risk of debt distress. Under the seventh, eighth and ninth general replenishments, technical assistance may also be provided on a reimbursable basis.

Technical assistance loans are granted under conditions that allow for repayment in 50 years, including a 10-year grace period, from the date of the loan agreement. However, the following categories of loans have different terms:

(i) where the loan is granted for the preparation of a pre-investment study and the study proves that the project is not possible, the grace period is extended to 45 years with a repayment period of 5 years thereafter.

(ii) where the loan is granted for strengthening regional member countries' co-operation or for the improvement of the operations of existing institutions and is not related to specific projects or programs, the grace period is 45 years with a repayment period of 5 years thereafter.

Technical assistance loans do not carry charges.

HIPC Debt Relief Initiative

Under the original framework of HIPC, selected loans to beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the net present value of the loans as calculated using the methodology agreed under the initiative. Following the signature of a HIPC debt relief agreement, loans identified for payment were written down to their estimated net present value. The amount of the write-down, representing the difference between the book value and net present value of the loans, was shown as an allocation of development resources. The amount disclosed under debt relief in the statement of net development resources included UA 71.08 million representing the write-down relating to HIPC debt relief granted to Mozambique in 1999 under the original HIPC framework. The outstanding balance and net present value of the loans owed by Mozambique and sold to the HIPC Trust Fund in 1999 were UA 132.04 million and UA 60.96 million, respectively.

In 1999, the HIPC initiative was enhanced to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 32 African countries are currently eligible, debt relief is delivered through annual debt service reductions which allow the release of up to 80 percent of annual debt service obligations as they come due until the total net present value (NPV) of debt relief, determined by the debt sustainability analysis (DSA), is provided. Interim financing of up to 40 percent of total debt relief is granted between the decision and completion points. Total contributions by the Fund to the HIPC initiative at December 31, 2006 amounted to UA 184.00 million and are shown as an allocation of development resources in the Statement of Net Development Resources.

Multilateral Debt Relief Initiative

At the Gleneagles Summit on July 8, 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC initiative. Through the Development Committee Communiqué of September 25, 2005, the donor community expressed its support for this MDRI, and urged the institutions referred to above to proceed with the necessary steps to ensure implementation.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancellation is delivered by relieving post-completion-point HIPCs' repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors are expected to make additional contributions to the ADF to match "dollar-for-dollar" the foregone principal and service charge payments.

The MDRI became effective for the ADF on September 1, 2006, following the attainment of the thresholds. Since disbursed and outstanding loans are already excluded from net development resources, the debt cancellation does not have an impact on the Fund's balance of net development resources. Further cancellation of debts will be effected when other eligible countries reach the HIPC completion point.

At December 31, 2006, a gross amount of UA 4.32 billion of outstanding loans had been cancelled under MDRI for 16 HIPC completion point countries. Of this amount, UA 806.27 million in nominal terms (with a present value equivalent of UA 478.59 million) were covered by the HIPC Trust Fund. As of December 31 2006, the present value amount of UA 478.59 million had been transferred from the HIPC Trust Fund to ADF. A summary of debt relief granted under HIPC and MDRI as at December 31, 2006 and 2005 follows:

(UA thousands)	2006			2005		
	HIPC	MDRI	TOTAL	HIPC	MDRI	TOTAL
Balance at January 1	71,079	-	71,079	71,079	-	71,079
Loans cancelled*	806,273	3,513,634	4,319,907	-	-	-
Cash received*	(478,586)	-	(478,586)	-	-	-
Balance at December 31	**398,766**	**3,513,634**	**3,912,400**	**71,079**	-	**71,079**

* *Upon implementation of MDRI*

Special Arrears Clearance Mechanism

In connection with an internationally coordinated effort including the ADB Group, the IMF, the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002 approved an arrears clearance mechanism for the DRC. Under the arrears clearance mechanism, representatives of ADF State Participants (the Deputies) authorized an allocation of approximately UA 36.50 million of grant resources from the ninth replenishment of the ADF (ADF-IX) to clear the entire stock of the DRC's arrears to the Fund. The Deputies also authorized the use of approximately UA 11.77 million of the residual Supplementary Financing Mechanism (SFM) resources from ADF-VIII as a partial payment against the DRC's arrears on charges to the ADB.

Post-Conflict Countries Assistance

The Post Conflict Countries Facility (PCCF) was established as a framework to assist countries emerging from conflicts in clearing their arrears and prepare them for re-engagement with the donor communities in order to reactivate development assistance and help these countries reach the HIPC decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with contributions from the ADF and other private donors and

allocations from the ADB's net income. Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. Contributions made by ADF to the PCCF are not used to clear the debt owed to the Fund by beneficiary post-conflict countries. Contributions by the Fund to the PCCF are included in the Grants and Technical Assistance Activities in the Statement of Net Development Resources.

NOTE F – SUBSCRIPTIONS AND CONTRIBUTIONS

The Fund's initial subscriptions were provided by the Bank and the original State Participants to the Agreement, and states acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of a special general increase and ten general replenishments. Details of these movements are shown in the Statement of Subscriptions, Contributions and Voting Power in Note O.

The tenth general replenishment, approved by the Board of Governors resolution F/BG/2005/01 adopted on May 4, 2005, came into effect on September 6, 2005, when State Participants deposited with the Fund instruments of subscription representing an aggregate amount of 30.98 percent of the total intended subscription.

At December 31, 2006 cumulative contributions pledged on account of the MDRI amounted to UA 4.06 billion of which UA 43.25 million had been paid. Consistent with the resolution approving the MDRI, the contributions paid entitle the State Participants to voting rights, as reflected in Note O.

Gains or losses arising from translation of subscriptions and contributions received into UA are reported as cumulative exchange adjustment on subscriptions in the Statement of Net Development Resources.

NOTE G – OTHER RESOURCES

In conformity with the findings of the UN General Assembly, the Board of Directors accepted that the former Socialist Federal Republic of Yugoslavia no longer exists as a state under international law and hence is no longer a State Participant in the Fund or a member of the Bank. Pursuant to a decision of the Board of Directors of the Fund in 1993, the subscriptions of the former Socialist Federal Republic of Yugoslavia in the Fund less the unpaid portion (UA 12.97 million), are deemed to have become part of the permanent patrimony of the Fund and are not returnable to any entity. Accordingly, the amounts of the paid subscriptions are reported as part of other resources in the Statement of Net Development Resources.

Also included in other resources is a total of UA 144.60 million representing contributions by the Bank of UA 142.60 million, and by the Government of Botswana of UA 2.00 million towards the Fund's activities, in accordance with Article 8 of the Agreement.

NOTE H – DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Investments: Since the Fund carries its held-for-trading investments at market value, the carrying amount represents the fair value of the portfolio. Fair values are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: All loans of the Fund are intended to provide concessional assistance to low-income regional member countries of the Bank. While the principal amount is fully repayable, no interest is charged to the borrowers. However, a service fee of 0.75 percent of the disbursed and outstanding balance and a commitment charge of 0.5 percent on the undisbursed balance are charged to cover the cost of administering the loans. Due to the highly concessional nature of these loans, it is not meaningful to calculate fair values for outstanding loans.

NOTE I - RESERVES

Reserves as at December 31, 2006 and 2005 were as follows:

(UA thousands)	**2006**	2005
Reserves at January 1	96,237	76,528
Surplus for the year	40,418	19,709
Reserves at December 31	**136,655**	**96,237**

NOTE J - TRUST FUNDS

The Fund has available resources arising from contributions entrusted to it under Article 8 of the Agreement, which empowers the Fund to receive other resources including grants from state participants, non-participating countries, and from any public or private body or bodies.

At December 31, 2006, the undisbursed balance of trust fund resources was UA 3.86 million (2005: UA 4.06 million) representing the balance of a grant received from Japan for the development of human resources in Africa.

Resources of the trust funds are kept separate from those of the ADF.

NOTE K - ADMINISTRATIVE EXPENSES

Pursuant to Article 31 of the Agreement, the Fund reimburses the ADB for the estimated fair value of its use of the latter's offices, staff, organization, services and facilities. The amount of such administrative expenses reimbursed is based on a predetermined cost-sharing formula, which is driven, in large part, by the Fund's relative share of the number of programs and projects executed during the year by the Bank Group. The administrative expenses incurred by the Fund for the year amounted to UA 114.56 million (2005: UA 111.86 million).

NOTE L - RELATED PARTIES

The general operation of the Fund is conducted by a 12-member Board of Directors, of which 6 members are selected by the Bank. The Bank exercises 50 percent of the ADF's voting power and the President of the Bank is the ex-officio President of the Fund. In accordance with its Agreement, the Fund utilizes the officers, staff, organization, services and facilities of the the Bank to carry out its functions, for which it reimburses the Bank as disclosed in Note K. In this regard, the Bank administers the resources of the Fund. The Fund also administers trust funds entrusted to it by some of its State Participants.

NOTE M – SUMMARY OF LOANS AS AT DECEMBER 31, 2006

(Amounts in UA thousands)

Country	No. of loans	Total loans*	Unsigned loans amounts	Undisbursed balances	Outstanding balances	% of Outstanding loans
Algeria	1	298	-	-	298	0.01
Angola	9	41,520	-	19,668	21,852	0.57
Benin	22	176,004	-	140,146	35,858	0.94
Botswana	12	59,539	-	-	59,539	1.55
Burkina Faso	25	271,083	-	196,825	74,258	1.94
Burundi	32	155,601	-	16,907	138,694	3.62
Cameroon	18	171,058	69,700	73,805	27,553	0.72
Cape Verde	24	81,803	-	8,756	73,047	1.91
Central African Republic	19	100,561	-	-	100,561	2.63
Chad	39	279,462	-	43,296	236,166	6.17
Comoros **	8	28,954	-	-	28,954	0.76
Congo	3	14,070	-	31	14,039	0.37
Côte D'Ivoire **	14	220,418	-	50,378	170,040	4.44
Democratic Republic of Congo	29	230,580	-	67,683	162,897	4.25
Djibouti	17	89,757	-	28,462	61,295	1.60
Egypt	17	156,249	-	12,262	143,987	3.76
Equatorial Guinea	11	28,784	-	134	28,650	0.75
Eritrea	6	68,209	-	18,273	49,936	1.30
Ethiopia	18	500,147	152,200	236,088	111,859	2.92
Gabon	3	1,815	-	-	1,815	0.05
Gambia	31	136,659	-	20,695	115,964	303
Ghana	27	369,323	-	292,164	77,159	2.01
Guinea	37	256,438	490	53,582	202,366	5.28
Guinea-Bissau	28	115,358	-	24,191	91,167	2.38
Kenya	33	412,318	-	190,191	222,127	5.80
Lesotho	30	138,619	-	13,553	125,066	3.27
Liberia **	3	15,750	-	-	15,750	0.41
Madagascar	15	191,627	2	136,546	55,079	1.44
Malawi	15	88,875	-	52,520	36,355	0.95
Mali	32	251,781	-	154,304	97,477	2.54
Mauritania	16	50,422	9,700	30,470	10,252	0.27
Mauritius	3	2,511	-	-	2,511	0.07
Morocco	6	34,781	-	-	34,781	0.91
Mozambique	23	332,890	-	210,404	122,486	3.20
Namibia	2	12,076	-	-	12,076	0.32
Niger	15	100,613	-	72,614	27,999	0.73
Nigeria	17	269,949	22,001	127,148	120,800	3.15
Rwanda	15	126,355	-	81,903	44,452	1.16
Sao Tome & Principe	20	71,839	-	3,772	68,067	1.78
Senegal	25	210,546	19,605	158,032	32,909	0.86
Seychelles	3	7,385	-	-	7,385	0.19
Sierra Leone	21	186,998	-	40,965	146,033	3.81
Somalia **	17	63,587	-	-	63,587	1.66
Sudan **	15	172,132	-	-	172,132	4.49
Swaziland	8	35,969	-	-	35,969	0.94
Tanzania	21	384,823	-	273,734	111,089	2.90
Togo **	12	92,873	-	9,365	83,508	2.18
Uganda	17	263,645	54,924	135,348	73,373	1.92
Zambia	12	105,131	35,000	35,641	34,490	0.90
Zimbabwe **	10	34,049	1	-	34,048	0.89
Multinational	18	191,884	87,538	91,703	12,643	0.33
Total	**874**	**7,403,118**	**451,161**	**3,121,559**	**3,830,398**	**100.00**

** Excludes fully repaid loans and cancelled loans.*
*** Countries in non-accrual status as at December 31, 2006.*

Slight differences may occur in totals due to rounding.

NOTE N – MATURITY AND CURRENCY COMPOSITION OF OUTSTANDING LOANS AS AT DECEMBER 31, 2006 AND 2005

The maturity distribution of outstanding loans as at December 31, 2006 and 2005 was as follows:

(Amounts in UA millions)

	2006		2005	
Periods	**Amount**	**%**	**Amount**	**%**
One year or less	138.99	3.63	183.56	2.36
More than one year but less than two years	55.65	1.45	111.54	1.43
More than two years but less than three years	61.42	1.60	121.89	1.56
More than three years but less than four years	67.21	1.75	133.67	1.72
More than four years but less than five years	72.62	1.90	144.41	1.85
More than five years	3,434.51	89.67	7,094.34	91.08
Total	**3,830.40**	**100.00**	**7,789.41**	**100.00**

The currency composition of outstanding loans as at December 31, 2006 and 2005 was as follows:

(Amounts in UA millions)

	2006		2005	
Currency	**Amount**	**%**	**Amount**	**%**
Canadian Dollar	21.21	0.55	52.79	0.68
Danish Kroner	26.77	0.70	55.27	0.71
Euro	1,497.60	39.10	2,350.45	30.17
Japanese Yen	696.00	18.17	1,609.79	20.67
Norwegian Krone	54.40	1.42	117.04	1.50
Pound Sterling	16.29	0.43	50.67	0.65
Swedish Krona	30.01	0.78	58.49	0.75
Swiss Franc	120.96	3.16	244.14	3.13
United States Dollar	1,366.78	35.68	3,247.97	41.70
Others	0.38	0.01	2.80	0.04
Total	**3,830.40**	**100.00**	**7,789.41**	**100.00**

NOTE O – STATEMENT OF SUBSCRIPTIONS, CONTRIBUTIONS AND VOTING POWER AS AT DECEMBER 31, 2006

(Amounts in UA millions)

	SUBSCRIPTIONS							PAYMENT POSITIONS					MDRI [12]	VOTING POWER	
				10th General Replenishment											
PARTICIPANTS	Initial	Special Increase	1st to 9th General Replenish-ments [1]	Normal Subscriptions [4]	Supplementary Contributions through Accelerated encashment To maintain Burden Share [3]	Total	Total Subscribed including contributions through accelerated encashments	Installments paid Initial, Special increase 1st to 9th general Replenish-ment [8]	Installments paid 10th General Replenish-ment	Total Installments Paid	Installments due [4]	Installments not yet payable	Payments Received	Number of votes	%
1 ADB [2]	4,605	1,382	105,754	-	-	-	111,741	111,741	-	111,741	-	-	-	1,000.000	50.000
2 ARGENTINA [10]	1,842	-	7,018	-	-	-	8,860	1,842	-	1,842	7,018	-	-	0.131	0.007
3 AUSTRIA	13,816	-	140,901	53,494	2,672	56,166	210,883	154,717	35,663	190,380	-	17,831	592	13.536	0.677
4 BELGIUM [5]	2,763	-	228,557	47,968	4,794	52,762	284,083	231,320	30,082	261,402	-	17,886	-	18.528	0.926
5 BRAZIL [6]	1,842	921	124,700	-	-	-	127,463	127,055	-	127,055	-	-	-	9.005	0.450
6 CANADA [5]	13,816	6,908	1,014,979	136,523	16,657	153,180	1,188,883	1,035,703	91,015	1,126,718	-	45,508	-	79.861	3.993
7 CHINA	13,816	-	202,208	50,521	5,373	55,894	271,918	216,024	33,681	249,705	-	16,840	-	17.699	0.885
8 DENMARK	4,605	1,842	415,654	33,439	3,591	37,030	459,131	422,101	22,293	444,394	-	11,146	1,282	31.589	1.579
9 FINLAND	1,842	-	198,803	50,102	958	51,060	251,705	200,645	50,102	250,747	-	-	1,768	17.898	0.895
10 FRANCE	8,809	-	1,198,543	284,049	29,120	313,169	1,520,521	1,207,352	189,366	1,396,718	-	94,683	3,730	99.262	4.963
11 GERMANY	6,860	6,956	1,252,300	225,000	-	225,000	1,491,116	1,266,116	150,000	1,416,116	-	75,000	3,293	100.606	5.030
12 INDIA	5,526	-	51,986	5,386	537	5,924	63,436	57,512	3,591	61,103	-	1,795	87	4.337	0.217
13 ITALY [6]	9,211	-	953,312	-	-	-	962,523	952,902	-	952,902	-	-	1,993	65.071	3.254
14 JAPAN	13,816	-	1,694,501	227,452	-	227,452	1,935,768	1,708,317	151,634	1,859,951	-	75,817	-	131.831	6.592
15 KOREA	9,211	-	91,681	21,650	-	21,650	122,541	100,892	14,433	115,325	-	7,217	-	8.174	0.409
16 KUWAIT	4,974	-	147,143	5,685	-	5,685	157,801	152,117	5,685	157,802	-	-	-	11.185	0.559
17 NETHERLANDS [13]	3,684	1,842	404,121	129,004	1,543	130,547	540,195	409,647	92,912	502,559	-	37287	3,890	34.963	1.748
18 NORWAY [12]	4,605	2,303	521,177	132,450	-	132,450	660,534	528,084	88,300	616,384	-	44,150	1,764	42.722	2.136
19 PORTUGAL	7,368	-	87,766	19,240	-	19,240	114,374	95,135	12,826	107,961	-	6,413	282	7.672	0.384
20 SAUDI ARABIA	8,289	-	206,022	10,249	-	10,249	224,561	213,379	10,249	223,628	-	-	-	15.851	0.793
21 SOUTH AFRICA	1,794	-	7,909	3,554	460	4,014	13,717	9,703	2,369	12,072	-	1,185	9,562	-	-
22 SPAIN [5]	1,842	921	249,414	70,517	4,371	74,888	327,065	252,177	12,434	264,611	-	58,083	5,799	19.166	0.958
23 SWEDEN	4,605	3,684	630,764	136,160	-	136,160	775,214	639,054	91,784	730,838	-	44,376	4,715	52.135	2.607
24 SWITZERLAND	2,763	2,938	509,962	87,389	-	87,389	603,052	515,664	58,259	573,923	-	29,130	-	40.679	2.034
25 U.A.E. [11]	4,145	-	4,145	-	-	-	8,290	8,289	-	8,289	-	-	-	0.588	0.029
26 UNITED KINGDOM [6]	4,800	3,073	624,972	221,251	-	221,251	854,096	632,845	147,501	780,346	-	73,750	3,737	55.068	2.753
27 U.S.A. [7]	12,434	8,290	1,637,660	278,101	-	278,101	1,936,484	1,634,945	91,796	1,726,741	-	209,744	760	122.443	6.122
TOTAL	173,684	41,060	12,711,953	2,229,184	70,077	2,299,261	15,225,957	12,885,975	1,385,975	14,271,253	7,018	867,842	43,253	2,000.000	100.000
Supplementary information: Supplementary Contributions through accelerated encashment to reduce the Gap		-	38,565	-	-		38,565		26,458	26,458					

Notes:
1 Include supplementary contributions through voluntary contributions to reduce ADF-IX gap: UA 7,150,000 for the U.K. and UA 4, 602,000 for Norway.
2 To date, the Board of Governors has approved a total ADB net income allocation of UA 30 million during ADF-VIII period, UA 30 million during ADF-IX period and UA 10 million during the ADF-X period.
3 These supplementary contributions and the attached voting powers rights will be credited at the end of each country's specific accelerated encashment period.
4 Qualified subscriptions are not included.
5 The subscription of State Participant to ADF-X is partially qualified.
6 State Participant has not subscribed to ADF-X.
7 U.S.A. 's subscription to ADF is qualified as follows: ADF-VIII: UA 162,337; ADF-IX: UA 23,276,286; ADF-X: UA 185,377,773.
8 Including supplementary contributions through accelerated encashment to maintain burden share.
9 Norway made a voluntary contribution of UA 11.9 million. Voluntary contributions do not carry voting power.
10 Argentina only subscribed to ADF-III.
11 U.A.E. only subscribed to ADF-II.
12 MDRI resolution provides in paragraph 8 (c) the allocation of voting rights.
13 During the ADF-X Mid-Term review in The Hague, Netherlands made an additional pledge of UA 17,020,105.48 to reduce the ADF-X subscription gap.

Slight differences may occur in totals due to rounding.

NOTE P – APPROVAL OF FINANCIAL STATEMENTS

On March 28, 2007, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements will be approved by the Board of Governors at its annual meeting in May 2007.

INDEPENDENT AUDITOR'S REPORT ON THE SPECIAL PURPOSE FINANCIAL STATEMENTS OF THE AFRICAN DEVELOPMENT FUND TO THE BOARD OF GOVERNORS OF THE AFRICAN DEVELOPMENT FUND

We have audited the accompanying special purpose financial statements of the African Development Fund ('the Fund') prepared in compliance with the accounting and financial reporting matters as set out in the accounting policies in note B of the Special Purpose Financial Statements for the year ended 31 December 2006. These Special Purpose Financial Statements have been prepared for the purposes of submitting approved and audited Special Purpose financial statements to the Board of Governors as required by Article 26 (v), 35(1) and 35(3) of the Agreement Establishing the Fund, and are not intended to be a presentation in conformity with a recognised accounting framework, such as, International Financial Reporting Standards.

This report is made solely to the Fund's Board of Governors, as a body, in accordance with Article 26 (v), 35(1) and 35(3) of the Agreement Establishing the Fund. Our audit work has been undertaken so that we might state to the Fund's Board of Governors those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Fund and its Board of Governors as a body, for our audit work, for this report, or for the opinions we have formed.

Management's Responsibility for the Annual Financial Statements

Management is responsible for the preparation and presentation of these financial statements in accordance with Article 26 (v), 35(1) and 35(3) of the Agreement Establishing the Fund and the accounting policies set out in Note B to the special purpose financial statements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these special purpose financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing applicable to compliance auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the special purpose financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the special purpose financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the special purpose financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and presentation of the special purpose financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall special purpose financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Special Purpose Financial Statements of the Fund have been prepared, in all material respects, in accordance with the accounting and financial reporting matters as set out in the accounting policies in note B of the Special Purpose Financial Statements for the year ending 31 December 2006.

Deloitte & Touche LLP

Deloitte & Touche LLP
London
30 March 2007

ADMINISTRATIVE BUDGET FOR FINANCIAL YEAR 2007

(UA thousands)

Description	
Management Fees*	145,614
Direct Expenses	140
Total	**145,754**

* *The amount represents the African Development Fund's share of the fair value of the Bank's expenses in respect of officers, staff, organization, services, and facilities based on a formula approved by the Fund's Board.*

NIGERIA TRUST FUND

Financial Management

Investments

NTF cash and liquid investments, which are solely denominated in US Dollars, amounted to UA 194.16 million at December 31, 2006, compared to UA 323.65 million in 2005. Investment income for 2006 amounted to UA 12.02 million, representing a return of 5.80 percent, on an average liquidity level of UA 207.37 million, compared with an income of UA 7.55 million in 2005, representing a return of 2.35 percent on an average liquidity of UA 323.1 million.

Loan Portfolio

Cumulative loans signed, net of cancellations, as at December 31, 2006, amounted to UA 240.88 million compared with UA 248.40 million at end of 2005, a decrease of 3.03 percent. As at end 2006, there were 47 active signed loans amounting to UA 67.23 million. There were 28 fully repaid loans for a total amount of UA 53.95 million.

Disbursements

Disbursements increased from UA 3.39 million in 2005, to UA 5.43 million representing an increase of 60.18 percent. As at December 31, 2006, cumulative disbursements amounted to UA 188.47 million. A total of 58 loans were fully disbursed for a total amount of UA 176.22 million, representing 93.50 percent of cumulative disbursements.

Financial Results

In 2006, the Fund changed its accounting treatment for transfers approved by the Board of Governors. These transfers, which are authorised by the Government of Nigeria and made to HIPC, were previously presented as direct reductions of equity. Under the new accounting treatment, these transfers are reported as expenses in the income statement. This accounting change is described in greater detail in Note C to the Fund's audited financial statements. This accounting change has been applied retrospectively, resulting in the restatement of previously published financial statements. While the accounting change did not affect the balance of the Fund's reserves at December 31, 2005, it did reduce net income for 2005 from UA 10.73 million to UA 10.13 million to reflect the UA 0.60 million of transfers approved by the Board of Governors in 2005.

The NTF's income before transfers approved by the Board of Governors increased from UA 10.73 million in 2005 to UA 13.80 million in 2006, due to an increase in investment income, partially offset by a lower write-back of loan loss provisions and recovery of UA 1.14 million from a liquidation proceeding reported in other income in the income statement. Investment income increased by UA 4.47 million, from UA 7.55 million in 2005 to UA 12.02 million in 2006, while the write-back of provisions for losses on loans and interest and charges receivable decreased by UA 2.20 million, from a write-back of UA 2.30 million in 2005 to a net write-back of UA 0.10 million in 2006. Administrative expenses, which represent the Fund's share of the total shareable expenses of the ADB group, increased by UA 0.76 million from UA 2.16 million in 2005 to UA 2.92 million in 2006. The Fund's reserves net of cumulative currency translation adjustments decreased from UA 280.49 million in 2005 to UA 139.54 million in 2006, primarily because of a USD 200.00 million (UA 135.71 million) withdrawal of funds by the Government of Nigeria.

Nigeria Trust Fund

Financial Statements and Report of the Independent Auditors for the Years ended December 31, 2006 and 2005

BALANCE SHEET
AS AT DECEMBER 31, 2006 AND 2005
(UA thousands - Note B)

ASSETS	2006	2005
DUE FROM BANKS	2,404	1,916
INVESTMENTS (Note D)	191,760	321,736
ACCOUNTS RECEIVABLE		
Accrued income and receivables on loans	9,685	10,770
Accrued income on investments	960	4,970
Other receivables	89	10
	10,734	15,750
LOANS (Note E)		
Disbursed and outstanding	67,226	74,360
Less: Accumulated provision for impairment	(2,952)	(3,452)
	64,274	70,908
TOTAL ASSETS	**269,172**	**410,310**

The accompanying notes to the financial statements form part of this statement.

LIABILITIES & EQUITY	2006	2005
ACCOUNTS PAYABLE	1,051	1,234
EQUITY (Note F)		
Fund capital	128,586	128,586
Reserves		
Retained earnings	251,201	374,183
Cumulative Currency Translation Adjustment (Note B)	(111,666)	(93,693)
Total reserves	139,535	280,490
Total equity	268,121	409,076
TOTAL LIABILITIES & EQUITY	**269,172**	**410,310**

INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(UA thousands - Note B)

	2006	Restated (Note C) 2005
INCOME (Note G)		
Interest and charges on loans	3,362	3,233
Income from investments	12,021	7,551
Other income	1,329	-
Total income	16,712	10,784
EXPENSES		
Administrative expenses (Note H)	2,920	2,157
Bank charges	94	196
Total expenses	3,014	2,353
Provision for impairment on loans (Note E)	(332)	(1,528)
Provision for impairment on loan interest and charges (Note E)	231	(772)
Total expenses and provision for impairment	2,913	53
Income before transfers approved by the Board of Governors	13,799	10,731
Transfer of income approved by the Board of Governors (Note C)	(1,073)	(604)
NET INCOME	**12,726**	**10,127**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(UA thousands - Note B)

	Fund Capital	Retained Earnings	Cumulative Currency Translation Adjustment - CCTA	Total Equity
Balance January 1, 2005	128,586	364,056	(125,719)	366,923
Net income for the year*	-	10,127	-	10,127
Currency translation adjustment	-	-	32,026	32,026
Balance at December 31, 2005 and January 1, 2006	**128,586**	**374,183**	**(93,693)**	**409,076**
Withdrawal of funds by the Government of Nigeria	-	(135,708)	-	(135,708)
Currency translation adjustment	-	-	(17,973)	(17,973)
Net income for the current year	-	12,726	-	12,726
Balance at December 31, 2006	**128,586**	**251,201**	**(111,666)**	**268,121**

The accompanying notes to the financial statements form part of this statement.

** The 2005 figures have been restated in accordance with Note C.*

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(UA thousands - Note B)

	2006	Restated (Note C) 2005
CASH FLOWS FROM:		
OPERATING ACTIVITIES:		
Net income	12,726	10,127
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of held-to-maturity investments	865	4,501
Provision for impairment on loan principal and charges	(101)	(2,300)
Unrealized (gains)/losses on investments	(39)	29
Changes in accrued income and receivables on loans	3,416	(1,263)
Changes in net current assets	397	(19,053)
Net cash provided by/(used) in operating activities	17,264	(7,959)
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(5,427)	(3,392)
Repayment of loans	9,142	5,043
Investments maturing after 3 months of acquisition:		
Held-to-maturity portfolio	223,780	5,737
Trading portfolio	(100,653)	(3,122)
Fund withdrawal by the Government of Nigeria	(135,708)	-
Net cash (used)/generated in investing, lending and development activities	(8,866)	4,266
Effect of exchange rate changes on cash and liquid investments	(1,834)	(969)
Net increase/(decrease) in cash and liquid investments	6,564	(4,662)
Cash and cash equivalents at the beginning of the year	2,867	7,529
Cash and cash equivalents at the end of the year	**9,431**	**2,867**
Composed of:		
Investments maturing within 3 months of acquisition	7,027	951
Cash	2,404	1,916
Cash and cash equivalents at the end of the year	**9,431**	**2,867**
Supplementary disclosure:		
Movement resulting from exchange rate fluctuation on loans	2,772	(5,862)
Cash receipt on investment income	11,304	7,429

The accompanying notes to the financial statements form part of this statement.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE A - NATURE OF OPERATIONS

The Nigeria Trust Fund (the Fund or NTF) was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank (ADB or the Bank) and the Federal Republic of Nigeria. The African Development Bank, which is headquartered in Abidjan, Côte d'Ivoire, manages the resources of the Fund on behalf of the Government of Nigeria. The purpose of the Fund is to assist in the development efforts of the poorer ADB regional member countries. The Agreement stipulates that the Fund shall be in effect for a period of 30 years from the date the Agreement became effective and that such sunset date may be extended by mutual agreement between the Bank and Federal Republic of Nigeria. The current agreement terminated on April 25, 2006. In May 2006, the Nigerian Authorities granted a 1-year extension of the Agreement to April 25, 2007. On March 27, 2007, the Government of Nigeria granted a further 1-year extension of the NTF Agreement to April 25, 2008.

With the exception of loans, all balance sheet items are carried at values that approximate realizable values. All NTF loans are sovereign-guaranteed and their carrying values on the balance sheet are not intended to represent realizable values in the event of liquidation. However, as provided by the NTF agreement, in the event of termination of the NTF, the Bank shall within a reasonable period after the termination date, transfer to Nigeria such of the resources of the Fund as are in the possession of the Bank and are not required for the purpose of settlement of any of the outstanding obligations of the Fund, and shall thereafter transfer the balance of such resources as and when received by the Bank.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Fund are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention except for certain financial assets that are carried at fair value. The significant accounting policies of the Fund are summarized below.

Revenue recognition

Interest income is accrued on a time basis and recognized based on the effective interest method during the time an investment or loan is outstanding and held by the Fund. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount. Commitment fees are accrued in arrears for unutilized loan facilities.

Income from investments includes realized and unrealized gains and losses on held-for-trading investments.

Functional and presentation currencies

The Fund conducts its operations in U.S. dollars, and has determined that its functional currency is the U.S. dollar. In accordance with Article VII, section 7.3, of the Agreement, the financial statements are presented in Units of Account (UA).

The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated from U.S. dollars to UA at rates prevailing at the balance sheet date. Translation differences are included in reserves under cumulative currency translation adjustment (CCTA). Changes in CCTA are reported in the statement of changes in equity. Capital replenishments are recorded in UA at the exchange rates prevailing at the time of receipt. Translation gains and losses on conversion of currencies into U.S. dollars are included in the determination of net income.

Financial instruments

Financial assets and financial liabilities are recognized when the Fund assumes related contractual rights or obligations.

1. Financial assets

The Fund classifies its financial assets in the following categories: held-for-trading financial assets, loans and receivables, and held-to-maturity investments. Management determines the classification of its investments upon initial recognition.

(i) Held-for-trading financial assets

All held-for-trading assets are carried at fair value through the income statement. Investments in the held-for-trading portfolio are acquired principally for the purpose of selling in the short term. Held-for-trading financial assets are measured at fair value, with gains and losses arising from changes in fair value included in the income statement in the period in which they arise.

(ii) Loans and receivables

Loans include outstanding balances receivable from borrowers in respect of amounts disbursed. The Fund has also classified accrued income and receivables from loans and investments and other sundry amounts as receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Fund provides money, goods or services directly to a borrower with no intention of trading the receivable. Loans and receivables are subsequently measured at amortized cost using the effective interest method.

(iii) Held-to-maturity investments

The Fund has classified its investments in certain debt securities as held-to-maturity. Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Fund's management has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortized cost using the effective interest method.

(iv) Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash, are subject to an insignificant risk of changes in value and have a time to maturity upon acquisition of 3 months or less.

Purchases and sales of held-for-trading and held-to-maturity investments are recognized on a trade-date basis, which is the date the Fund commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Fund has transferred substantially all risks and rewards of ownership.

2. Financial liabilities

Financial liabilities include accounts payable and are subsequently measured at amortized cost. Financial liabilities are derecognized upon discharge, cancellation or expiration.

Impairment of financial assets

The Fund assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable evidence that comes to the attention of the Fund.

If the Fund determines that there is objective evidence that an impairment loss has been incurred on a loan, receivable or held-to-maturity investment carried at amortized cost, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset's original effective interest rate. The estimated impairment loss may arise from delays that may be experienced in receiving amounts due, and the impairment calculations reflect management's best estimate of the effect of such delays.

The impairment loss is reported as a reduction to the carrying amount of the asset through the use of an allowance account and recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. Interest and charges are accrued on all loans, including those in arrears.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair value disclosures

The fair values of investments that are quoted in active markets are based on current bid prices. Fair values of financial assets listed in inactive markets or unlisted securities are determined by using valuation techniques that incorporate the maximum use of market data inputs. These valuation techniques include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Fair values for financial instruments for which market quotations are not readily available have been determined using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction, or whether they are exchangeable at all, is not readily determinable. Management believes these methodologies and assumptions are reasonable; however, the values actually realizable in a sale might differ from the fair values disclosed.

The methods and assumptions used by the Fund in estimating the fair values of financial instruments are as follows:

Cash and cash equivalents: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: The Fund does not sell its loans, nor does it believe there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management's best estimates of the present value of the loans' expected cash flows. Fair values are estimated using a discounted cash flow model based on the year-end market equivalent lending rate in that currency, adjusted for estimated credit risk.

Retained earnings
Retained earnings of the Fund consist of amounts allocated to reserves from prior years' income and unallocated current year net income.

Critical accounting judgments and key sources of estimation uncertainty
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The most significant judgments and estimates are summarized below:

(i) Impairment losses on assets carried at amortized cost
The Fund first assesses whether objective evidence of impairment exists individually for financial assets. If the Fund determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets and can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable evidence that a financial asset or group of assets is impaired includes observable evidence that comes to the attention of the Fund.

If the Fund determines there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement.

(ii) Fair values of financial instruments
The fair values of financial instruments that are not quoted in active markets are determined by using valuation techniques. Valuation techniques, for example, models that are used to determine fair values, are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are periodically calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

(iii) Held-to-maturity investments
The Fund follows the guidance of IAS 39 on classifying certain financial assets as held-to-maturity. This classification requires significant judgment. In making the judgment to designate an asset as held-to-maturity, the Fund makes a positive determination as to its intention and ability to hold such investments to maturity.

NOTE C – CHANGE IN ACCOUNTING TREATMENT AND THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

1. Change in accounting treatment for the transfer of income approved by the Board of Governors

In the current year, the Fund changed its accounting treatment for the transfer of income approved by the Board of Governors of the Bank. Article 1 section 1.02 of the protocol agreement between the Government of Nigeria and the Bank, authorizes the allocation of part of the net income of the Fund for the purpose of contribution by NTF to HIPC. In prior years, the Fund accounted for such transfers from net income as similar to dividends and reported them as a reduction in equity. This previous accounting for the transfer of income placed emphasis on the role of the Governors acting on behalf of the Government of Nigeria and viewed the transfer as being constructively a transaction with the owner of the Fund. In effect, the Fund viewed these transactions as being equivalent to distributions whereby the shareholder constructively received these funds and simultaneously contributed them to the designated recipient. The Fund effected the distributions via transfers to the designated recipient. This accounting reflected the shareholder's view of the substance and intent of these transfers and had been consistently applied over the years.

Description of the change in treatment

In view of the fact that the amounts allocated were not paid directly to the Government of Nigeria, the Fund has re-evaluated its accounting treatment of these types of transactions and determined that with effect from 2006, all such approved distributions would be reported as expenses within the Income Statement in the year that the distribution is approved.

This change in accounting principle has been applied retrospectively and has therefore resulted in the restatement of prior year comparative figures. Net income distributed previously treated as a reduction in reserves in 2005 amounted to UA 0.60 million.

2. New and Revised IFRS

The International Accounting Standards Board (IASB) and its International Financial Reporting Interpretations Committee (IFRIC) issued some new and revised Standards and Interpretations which took effect during the year ended December 31, 2006. These were either inapplicable to the Fund or did not have a material impact on the Fund's financial condition, results of operations or cash flows.

At the date of authorization of these financial statements, a number of International Financial Reporting Standards and Interpretations had been promulgated, but will be effective for periods after December 31, 2006. Of these, the two that are relevant to the Fund are IFRS 7, "Financial Instruments: Disclosures" and amendments to IAS 1 "Presentation of Financial Statements – Capital Disclosures". IFRS 7, which becomes effective for the Fund's financial statements for the period beginning January 1, 2007, introduces additional qualitative and quantitative disclosures about exposures to risks arising from financial instruments and how entities manage those risks. Management is reviewing the additional disclosures that are required starting in 2007 as a result of the implementation of this standard. The amendments to IAS 1, also expected to be effective for the 2007 financial statements of the Fund, are not expected to have any significant impact on the financial reporting of the Fund. None of the other new and amended standards and interpretations are expected to have any significant impact on the Fund's financial statements.

NOTE D – INVESTMENTS

As part of its portfolio management strategy, the Fund invests in government and agency obligations, time deposits, and asset-backed securities.

For government and agency obligations with final maturities longer than 1 year, the Fund may only invest in obligations with counterparties having a minimum credit rating of AA- issued or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Fund may only invest in securities with a AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than 1 year and a minimum rating of A.

The composition of investments as at December 31, 2006 and 2005 was as follows:

(UA thousands)	**2006**	2005
Held-for-trading	191,760	97,091
Held-to-maturity	-	224,645
Total	**191,760**	**321,736**

The notional balance of investments as at December 31, 2006 was UA 191.61 million (2005: UA 320.81 million).

Held-for-trading investments

Held-for-trading investments as at December 31, 2006 and 2005 are summarized below:

(UA thousands)	**2006**	2005
Time deposits	7,027	951
Asset-backed securities	67,623	33,950
Government and agency obligations	-	27,140
Corporate bonds	117,110	35,050
Total	**191,760**	**97,091**

The contractual maturity structure of held-for-trading investments as at December 31, 2006 and 2005 was as follows:

(UA thousands)	**2006**	2005
One year or less	9,690	951
More than one year but less than two years	8,310	2,802
More than two years but less than three years	78,260	15,396
More than three years but less than four years	3,340	16,812
More than four years but less than five years	19,940	-
More than five years	72,220	61,130
Total	**191,760**	**97,091**

The average yield of held-for-trading investments for the year ended December 31, 2006 was 5.55% (2005: 3.37%).

Held-to-maturity investments

Held-to-maturity investments as at December 31, 2006 and 2005 are summarized below:

(UA thousands)	**2006**	2005
Government and agency obligations	-	146,250
Corporate bonds	-	78,395
Total	**-**	**224,645**

The fair value of held-to-maturity investments at December 31, 2005 was UA 223.68 million.
The average yield of held-to-maturity investments for the year ended December 31, 2006 was 2.25% (2005: 1.89%).

The contractual maturity structure of held-to-maturity investments as at December 31, 2006 and 2005 was as follows:

(UA thousands)	**2006**	2005
One year or less	-	**224,645**

NOTE E – LOANS

Loans originated prior to September 22, 2003, carry an interest rate of four per cent (4%) on the outstanding balance. With effect from September 22, 2003, pursuant to the Board of Governors' resolution B/BG/2003/11 of June 3, 2003 and the protocol agreement between the Government of Nigeria and the Bank, dated September 22, 2003, the interest rate on loans was changed from a flat four per cent (4%) per annum to a range of 2% to 4% (inclusive) per annum on the outstanding balance and future undisbursed loans. Furthermore, a 0.75% commission is payable on undisbursed balances commencing 120 days after the effective date of the loan. Loans are granted for a maximum period of 25 years including grace periods of up to 5 years.

The Fund's loan regulations require that loans be expressed in UA and repaid in the currency disbursed. At December 31, 2006, all loans disbursed were repayable in U.S. dollars.

The contractual maturity structure of outstanding loans as at December 31, 2006 and 2005 was as follows:

(Amounts in UA millions)

	2006		2005	
Periods	**Amount**	**%**	**Amount**	**%**
One year or less	21.11	31.40	24.38	32.79
More than one year but less than two years	5.76	8.57	6.49	8.73
More than two years but less than three years	5.51	8.19	5.75	7.73
More than three years but less than four years	5.23	7.78	5.42	7.29
More than four years but less than five years	4.94	7.35	5.10	6.86
More than five years	24.68	36.71	27.22	36.60
Total	**67.23**	**100.00**	**74.36**	**100.00**

The weighted-average interest yield on outstanding loans for the year ended December 31, 2006 was 2.97% (2005: 2.75%).

Borrowers may prepay loans, subject to the terms specified in the loan agreement.

Provision for impairment on loan principal and charges receivable

At December 31, 2006, loans made to or guaranteed by certain borrowing countries with an aggregate principal balance of UA 23.59 million, of which UA 14.62 million was overdue, were considered to be impaired.

The gross amounts of impaired loans and charges receivable and their corresponding impairment provisions at December 31, 2006 and 2005 were as follows:

(UA thousands)	2006	2005
Outstanding balance on impaired loans	23,588	34,019
Less: Accumulated provision for impairment	(2,952)	(3,452)
Net balance on impaired loans	**20,636**	**30,567**
Charges receivable and accrued income on impaired loans	16,203	17,445
Less: Accumulated provision for impairment	(7,704)	(7,865)
Net charges receivable and accrued income on impaired loans	**8,499**	**9,580**

The movements in the accumulated provision for impairment on loan principal for the years ended December 31, 2006 and 2005 were as follows:

(UA thousands)	2006	2005
Balance at January 1	3,452	4,612
Provision for impairment on loans for the year	(332)	(1,528)
Translation effects	(168)	368
Balance at December 31	**2,952**	**3,452**

The movements in the accumulated provision for impairment on interest and charges receivable on loans for the years ended December 31, 2006 and 2005 were as follows:

(UA thousands)	2006	2005
Balance at January 1	7,865	7,970
Provision for impairment on loan charges for the year	231	(772)
Translation effects	(392)	667
Balance at December 31	**7,704**	**7,865**

Fair value of loans

At December 31, 2006 and 2005, the estimated fair values of loans were as follows:

(UA thousands)

	2006		2005	
	Carrying Value	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
Loan balance at December 31	67,226	64,553	74,360	84,074
Accumulated provision for impairment on loans	(2,952)	-	(3,452)	-
Net Balance	**64,274**	**64,553**	**70,908**	**84,074**

NOTE F - EQUITY

Equity is composed of Fund capital, retained earnings, and cumulative currency translation adjustment. These are further detailed as follows:

Fund capital

The initial capital of the Fund was Naira 50 million which was payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and the second installment, equivalent to US$ 39.61 million, was received on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the Fund with Naira 50 million. The first installment of Naira 35 million, equivalent to US$ 52.29 million, was received on October 7, 1981. The second installment of Naira 8 million, equivalent to US$ 10.87 million, was received on May 4, 1984. The third installment of Naira 7 million, equivalent to US$ 7.38 million, was received on September 13, 1985.

Following a request by the Government of Nigeria, on June 14, 2006, a withdrawal of US$ 200 million (UA 135.71 million) was made by the Government of Nigeria from the resources of the Fund.

Retained earnings

Retained earnings as at December 31, 2006 and 2005 were as follows:

(UA thousands)

Balance at January 1, 2005	364,056
Net income for the year (Restated - Note C)	10,127
Balance at December 31, 2005 and January 1, 2006	**374,183**
Withdrawal of funds by the Government of Nigeria	(135,708)
Net income for the current year	12,726
Balance at December 31, 2006	**251,201**

On May 17, 2006, the Board of Governors of the Bank approved the transfer of part of the income earned for the year ended December 31, 2005. Previously, Board of Governors' approved transfer of net income was reported as a reduction of retained earnings. As discussed in Note C, with effect from 2006, Board of Governors' approved transfers from income are reported as expenses in the Income Statement in the year such distributions are approved. The approvals in the years ended December 31, 2006 and 2005 were UA 1.07 million and UA 0.60 million, respectively.

NOTE G – INCOME

Interest and charges on loans

Interest and charges on loans for the years ended December 31, 2006 and 2005 were as follows:

(UA thousands)	2006	2005
Interest income on loans not impaired	1,820	1,660
Interest income on impaired loans	1,212	1,225
Commitment charges	330	348
Total income on loans	**3,362**	**3,233**

Income from investments

Income from investments for the years ended December 31, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Interest income	11,719	7,495
Realized and unrealized fair value gains	302	56
Investment income for the year	**12,021**	**7,551**

Other income

Other income consists of amounts received by the Fund in settlement of its claim from the liquidators of the defunct Bank of Credit and Commerce International (BCCI).

NOTE H – ADMINISTRATIVE EXPENSES

According to the Agreement, the Fund shall pay to the Bank the expenses incurred in the management of the Fund as follows:

a) Separately identifiable costs incurred by the Bank for the Fund; and

b) Indirect costs incurred by the Bank in the management of the Fund.

However, the annual payment for the aforementioned expenses incurred by the Bank shall not exceed 20% of the Fund's gross income during the course of each year.

The administrative cost-sharing formula may be reviewed from time-to-time by mutual agreement. The amount of UA 2.92 million charged for the year ended December 31, 2006 (2005: UA 2.16 million) represents the Fund's share of the Bank group expenses reimbursed to the Bank.

NOTE I – RISK MANAGEMENT

In the course of its business, the Fund is exposed to the following types of financial risks:

Country credit risk: Country credit risk includes potential financial losses arising from a country's inability or unwillingness to service its obligations to the Fund. The Fund manages country credit risk through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessments. These include the assessment of each country's macroeconomic performance as well as its socio-political conditions and future growth prospects.

The individual country exposure to the Fund on outstanding loans as at December 31, 2006 was made up as follows:

(Amounts in UA thousands)

Country	No. of Loans*	Total Loans*	Unsigned Loans	Undisbursed Balance	Outstanding Balance	% of Total Outstanding Loans
Benin	3	9,978	-	3,946	6,032	8.97
Botswana	1	314	-	-	314	0.47
Burundi	2	143	-	-	143	0.21
Cape Verde	1	2,655	-	-	2,655	3.95
Djibouti	1	2,696	-	-	2,696	4.01
Gambia	3	7,970	-	6,111	1,859	2.77
Ghana	2	3,000	-	3,000	-	-
Guinea	3	6,812	-	1,611	5,201	7.74
Guinea-Bissau	1	3,510	-	3,510	-	-
Lesotho	2	1,436	-	-	1,436	2.14
Liberia**	4	22,437	-	-	22,437	33.38
Madagascar	1	5,340	-	1,261	4,079	6.07
Mali	3	894	-	-	894	1.33
Mauritania	3	10,261	-	7,975	2,286	3.40
Namibia	1	1,902	-	-	1,902	2.83
Rwanda	3	7,787	-	6,000	1,787	2.66
Senegal	3	4,107	-	-	4,107	6.11
Seychelles	3	2,353	-	-	2,353	3.50
Somalia**	1	773	-	-	773	1.15
Swaziland	2	5,128	-	4,950	178	0.26
Tanzania	2	3,223	-	-	3,223	4.79
Togo**	1	378	-	-	378	0.56
Uganda	1	2,493	-	-	2,493	3.71
Total	**47**	**105,590**	**-**	**38,364**	**67,226**	**100.00**

** Excludes fully repaid and cancelled loans.*
*** Countries with overdue amounts as at December 31, 2006.*
Slight differences may occur in totals due to rounding.

At December 31, 2006, the Fund had UA 38.36 million of loans which were committed but not yet disbursed (2005: UA 51.32 million). The interest rate on these undisbursed loans has been fixed at between 2% to 4% per annum.

Currency rate risk: Currency risk is mitigated by the Fund's policy of holding all of its investments and loans in U.S. dollars, the currency in which the Fund's resources are denominated.

Interest rate risk: The Fund is exposed to fair value interest rate risk on its portfolio of loans and investments, substantially all of which have fixed interest rates. These instruments are subject to interest rate repricing upon maturity or sale. Investments in the Fund's held-for-trading portfolio reprice within one year or less and are managed against a highly liquid reference benchmark. Investments in the Fund's held-to-maturity portfolio are aligned against a fixed maturity benchmark. Repricing risk is not considered significant in comparison to the Fund's equity resources, and is accordingly not hedged.

The Fund's risk management policies and processes are substantially unchanged from the prior year. Interest rate risk positions as at December 31, 2006 and 2005 were as follows:

(i) Interest rate risk position at December 31, 2006

(UA thousands)

	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years	Non interest bearing funds	Total
Assets								
Cash	2,404	-	-	-	-	-	-	2,404
Investments	191,760	-	-	-	-	-	-	191,760
Accounts receivable	18,438	-	-	-	-	-	(7,704)	10,734
Loans	21,110	5,760	5,510	5,230	4,940	24,676	(2,952)	64,274
	233,712	5,760	5,510	5,230	4,940	24,676	(10,656)	269,172
Liabilities								
Accounts payable	(1,051)	-	-	-	-	-	-	(1,051)
	(1,051)	-	-	-	-	-	-	(1,051)
Interest rate risk position as at December 31, 2006	**232,661**	**5,760**	**5,510**	**5,230**	**4,940**	**24,676**	**(10,656)**	**268,121**

(ii) Interest rate risk position at December 31, 2005

(UA thousands)

	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years	Non interest bearing funds	Total
Assets								
Cash	1,916	-	-	-	-	-	-	1,916
Investments	321,736	-	-	-	-	-	-	321,736
Accounts receivable	23,615	-	-	-	-	-	(7,865)	15,750
Loans	24,380	6,490	5,750	5,420	5,100	27,220	(3,452)	70,908
	371,647	6,490	5,750	5,420	5,100	27,220	(11,317)	410,310
Liabilities								
Accounts payable	(1,234)	-	-	-	-	-	-	(1,234)
	(1,234)	-	-	-	-	-	-	(1,234)
Interest rate risk position as at December 31, 2005	**370,413**	**6,490**	**5,750**	**5,420**	**5,100**	**27,220**	**(11,317)**	**409,076**

Liquidity risk: In order to mitigate liquidity risk, the Fund's investment management policy ensures it has sufficient liquid assets to meet its disbursement obligations. The Fund's liquidity risk is substantially reduced by the fact that its funding is provided by equity, not borrowings.

NOTE J – RELATED PARTIES

The Nigeria Trust Fund is administered by the African Development Bank. The ADB conducts the general operations of the NTF on the basis of the terms of the Agreement and in consultation with the Government of Nigeria. The NTF utilizes the offices, staff, organization, services and facilities of the Bank and reimburses the Bank for its share of the costs of such facilities, based on an agreed-upon cost-sharing formula (refer to Note H). The net amount outstanding at December 31, 2006 in respect of the Fund's share of administrative expenses was UA 0.05 million (2005: UA 0.19 million) and is included in Accounts Receivable on the balance sheet.

NOTE K – APPROVAL OF FINANCIAL STATEMENTS

On March 28, 2007, the Board of Directors of the Bank authorized these financial statements for issue to the Board of Governors. The financial statements will be approved by the Board of Governors of the African Development Bank at its annual meeting in May 2007.

INDEPENDENT AUDITOR'S REPORT TO THE BOARD OF GOVERNORS OF THE AFRICAN DEVELOPMENT BANK IN RESPECT OF THE NIGERIA TRUST FUND

We have audited the annual financial statements of the Nigeria Trust Fund (the Fund), which comprise the balance sheet as at 31 December 2006, and the income statement, the statement of changes in equity and cash flow statement for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out in notes A to K. These financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Section 8.2 of the Agreement Establishing the Fund. This report is made solely to the Board of Governors of the African Development Bank, as a body, in accordance with Section 8.2 of the Agreement Establishing the Fund. Our audit work has been undertaken so that we might state to the Board of Governors those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Fund and the Board of Governors of the Bank as a body, for our audit work, for this report, or for the opinions we have formed.

Management's Responsibility for the Annual Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Agreement establishing the Fund. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund as at 31 December 2006, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Emphasis of matter

Without qualifying our opinion, we draw attention to the going concern status of the Fund as set out in Note A to the financial statements, which indicates that the Fund was established under an agreement signed on 26 February 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the Fund shall be in effect for a period of 30 years from the date of the Agreement and that the termination date may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria. The current agreement terminated on April 25, 2006 and in May 2006 the Federal Republic of Nigeria granted a one-year extension of the Agreement to April 25, 2007. In addition, on March 27, 2007, a further one-year extension was granted by the Federal Republic of Nigeria to April 25, 2008. These conditions indicate the existence of an uncertainty which may cast significant doubt about the Fund's ability to continue as a going concern.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants
London
30 March 2007

Appendixes

Appendix I
African Development Bank Group Organizational Chart


BOARD OF GOVERNORS
BGOV
BOARD OF DIRECTORS
BDIR
PRESIDENT
PRST
ADMINISTRATIVE TRIBUNAL
TRIB
OPERATIONS EVALUATION
OPEV
CABINET
SAPR
GENERAL SECRETARIAT
SEGL
OFFICE OF THE AUDITOR GENERAL
OAGL
GENERAL COUNSEL & LEGAL SERVICES
GECL
OMBUDSMAN
OMBU
REFORM IMPLEMENTATION TEAM
RIT
EXTERNAL RELATIONS & COMMUNICATION UNIT
ERCU
COMPLIANCE REVIEW AND MEDIATION UNIT
CRMU
CORPORATE SERVICES
CSVP
GENERAL SERVICES & PROCUREMENT
CGSP
HUMAN RESOURCES MANAGEMENT
CHRM
INFORMATION MANAGEMENT & METHODS
CIMM
OFFICIAL REPRESENTATION OF ABIDJAN HEADQUARTERS
ROSA
LANGUAGE SERVICES UNIT
CLSU
FINANCE
FNVP
FINANCIAL MANAGEMENT
FFMA
TREASURY
FTRY
FINANCIAL CONTROL
FFCO
PROGRAMMING AND BUDGETING
FPBG
OPERATIONS III INFRASTRUCTURE, PRIVATE SECTOR & REGIONAL INTEGRATION
OIVP
INFRASTRUCTURE
ONIF
PRIVATE SECTOR
OPSM
WATER AND SANITATION
OWAS
NEPAD, REGIONAL INTEGRATION AND TRADE
ONRI
OPERATIONS II SECTOR OPERATIONS
OSVP
AGRICULTURE & AGRO INDUSTRY
OSAN
HUMAN DEVELOPMENT
OSHD
GOVERNANCE, ECONOMIC & FINANCIAL REFORMS
OSGE
OPERATIONS I COUNTRY & REGIONAL PROGRAMS & POLICY
ORVP
REGIONAL CENTER
ORCE
REGIONAL NORTH 1
ORNA
REGIONAL NORTH 2
ORNB
REGIONAL SOUTH 1
ORSA
REGIONAL SOUTH 2
ORSB
RESOURCES MOBILISATION & PARTNERSHIPS UNIT
ORRU
OPERATIONS POLICY & COMPLIANCE
ORPC
REGIONAL WEST 1
ORWA
REGIONAL WEST 2
ORWB
REGIONAL EAST 1
OREA
REGIONAL EAST 2
OREB
PROCUREMENT & FINANCIAL MANAGEMENT UNIT
ORPU
CHIEF ECONOMIST
ECON
DEVELOPMENT RESEARCH
EDRE
STATISTICS
ESTA
AFRICAN DEVELOPMENT INSTITUTE
EADI

Principal Officers of the Bank Group, December 31, 2006

PRESIDENCY		
President	Donald	Kaberuka
Director of Cabinet	Henock	Kifle
Special Advisor to the President	Graham M.	Stegmann
Director, Compliance Review & Mediation Unit	Per Eldar	Sovik
Secretary General	Modibo I.	Toure
General Counsel and Director	Adesegun A.	Akin-Olugbade
Director, Office of the Auditor General	Edward R. O.	Ouko
Acting Director, Operations Evaluation Department	Douglas A.	Barnett
Acting Head of Unit, External Relations and Communications Unit	Eric	Chinje
Ombudsman	James R.	Nabina
OFFICE OF THE CHIEF ECONOMIST		
Chief Economist	Louis A.	Kasekende
Acting Director, Development Research Department	Temitope W.	Oshikoya
Acting Director, Statistics Department	Charles L.	Lufumpa
CORPORATE SERVICES		
Vice-President	Arunma O.	Oteh
Director, General Services and Procurement Department	Jean-Paul A.	Ehounou
Director, Human Resources Management Department	Guy Marcel J.	Terracol
Director , Information Management & Methods Department	Ibrahima	N'diaye
Head, Language Services Unit	Valentin	Mbarga Ndi
Official Representative, Abidjan	Ngardinga	Sangbe
FINANCE		
Vice-President	Thierry	De Longuemar
Director, Financial Control Department	Charles O.	Boamah
Acting Director, Financial Management Department	Tsiambu I.	Vusi
Director, Treasury Department	Stefan L.	Nalletamby
Acting Director, Programming & Budgeting Department	Kodeidja M.	Diallo
OPERATIONS I: COUNTRY & REGIONAL PROGRAM & POLICY		
Vice-President	Joseph B.	Eichenberger
Director, Country Regional Department Center	Mohammed J.	Gharbi
Acting Director, Country Regional Department North A	Mohammed J.	Gharbi
Director, Country Regional Department East B	Razanakoto A.	Rakotobe
Acting Director, Country Regional Department East Aw	Razanakoto A.	Rakotobe
Director, Country Regional Department North B	Lotfi	Chakroun
Director, Operations Policy and Compliance Department	Philibert	Afrika
Director, Country Regional Department South B	Frank	Black
Acting Director, Country Regional Department South A	Frank	Black
Director, Country Regional Department West B	Janvier K.	Litse
Acting Director, Country Regional Department West A	Janvier K.	Litse
Acting Head of Unit, Procurement and Financial Management Unit	Ahmed M.	Ben Barka
Acting Head of Unit, Resource Mobilization and Partnerships Unit	Amabel	Orraca-Ndiaye
OPERATIONS II: SECTOR OPERATIONS		
Vice-President	Zeinab B.	El-Bakri
Director, Human Development Department	Alice	Hamer
Acting Director, Agriculture and Agro-Industry Department	Abdirahman D.	Beileh Lobe
Acting Director, Governance, Economic & Financial Reforms Department	Isaac S.	Ndoumbe
OPERATIONS III: INFRASTRUCTURE, PRIVATE SECTOR & REGIONAL REINTEGRATION		
Vice-President	Mandla Sizwe V.	Gantsho
Director, Infrastructure Department	Gilbert	Mbesherubusa
Acting Coordinator, Infrastructure Consortium for Africa	Gilbert	Mbesherubusa
Director, Water & Sanitation Department	Kordje	Bedoumra
Acting Director, Private Sector Department	Tim	Turner
Acting Director, NEPAD, Regional Integration and Trade Department	Michael Issa	Mah'moud

Appendix II-1
Resolutions Adopted by the Board of Governors in 2006 for the Bank

B/BG/2006/01:	Temporary Relocation of the Operations of the African Development Bank to the Temporary Relocation Agency in Tunis, Tunisia: Twelve (12)-Month Review of the Temporary Relocation Period
B/BG/2006/02:	By-election of an Executive Director of the African Development Bank
B/BG/2006/03:	Annual Report and Audited Financial Statements for the Financial Year Ended 31 December 2005
B/BG/2006/04:	Distribution of Part of the Net Income of the African Development Bank for the Financial Year Ended 31 December 2005, Using Allocable Income as the Basis of Distribution
B/BG/2006/05:	Distribution of Part of the Net Income of the Nigeria Trust Fund for the Financial Year Ended 31 December 2005
B/BG/2006/06:	Reviews to be Conducted by the Governors' Consultative Committee and the Steering Committee for the Election of the President, Concerning Certain Procedures Related to the Election of the President.
B/BG/2006/07:	Waiver of the Requirement to hold the Annual Meeting at the Bank's Headquarters or in Another Regional Member State, Whenever the General Election of Executive Directors will be Conducted in the Course of the Meeting
B/BG/2006/08:	Dates and Venue of the Forty-Second Annual Meeting of the Board of Governors of the Bank and the Thirty-Third Annual Meeting of the Board of Governors of the Fund (2007).
B/BG/2006/09:	Vote of Thanks of the Boards of Governors to His Excellency Blaise COMPAORE, President of the Burkina Faso
B/BG/2006/10:	Vote of Thanks of the Boards of Governors to Her Excellency Ellen JOHNSON-SIRLEAF, President of the Republic of Liberia
B/BG/2006/11:	Vote of Thanks of the Boards of Governors to His Excellency Armando GUEBUZA, President of the Republic of Mozambique
B/BG/2006/12:	Vote of Thanks of the Boards of Governors to His Excellency Paul KAGAME, President of the Republic of Rwanda
B/BG/2006/13:	Vote of Thanks of the Boards of Governors to His Excellency Charles KONAN BANNY, Prime Minister of the Republic of Cote d'Ivoire
B/BG/2006/14:	Vote of Thanks of the Boards of Governors to the Outgoing Chairperson, the Bureau and the Joint Steering Committee
B/BG/2006/15:	Vote of Thanks of the Boards of Governors to the National Organizing Committee of the 2006 Annual Meetings
B/BG/2006/16:	Vote of Thanks of the Boards of Governors to the Boards of Directors, Management and Staff

Appendix II-2
Board of Governors and Voting Powers of Member Countries, December 31, 2006

	Country	Governor	Alternate	Total Votes	Voting Powers %
1	Algeria	Mourad Medelci	Miloud Boutabba	83,680	3.782
2	Angola	José Pedro de Morais	Amadeu Mauricio	25,996	1.175
3	Benin	Pascal I. Koupaki	Albert S. Houngbo	4,870	0.220
4	Botswana	Duncan Mlazie	Taufila Nyamadzabo	47,196	2.133
5	Burkina Faso	Seydou Bouda	Lene Segbo	9,419	0.426
6	Burundi	Denise Sinankwa	Dieudonné Ngowembona	5,798	0.262
7	Cameroon	Abah Abah Polycarpe	Essomba Ngoula Blaise	23,213	1.049
8	Cape Verde	Cristina Duarte	Leonesa Maria Do Nascimento Lima Fortes	2,297	0.104
9	Central African Republic	Sylvain Maliko	Theodore Dabanga	1,598	0.072
10	Chad	Abbas Mahamat Tolli	Ousmane Matar Breme	2,266	0.102
11	Comoros	Hassani Hamadi	Said Abdilahi	1,083	0.049
12	Congo	Pacifique Issoibeka	Pierre Moussa	10,485	0.474
13	Côte d'Ivoire	Charles Konan Banny	Paul Antoine B. Bouabre	81,633	3.689
14	Democratic Republic of Congo	Marco Banguli	Jean Claude Masangu Mulongo	23,365	1.056
15	Djibouti	Ali Farah Assoweh	Djama Mahamoud Haid	1,838	0.083
16	Egypt	Farouk El Okdah	Mahmoud Mohey El Din	112,305	5.075
17	Equatorial Guinea	Marcelino Owono Edu	José Angel Borico Moises	3,816	0.172
18	Eritrea	Berhane Abrehe	Martha Woldegiorghis	2,628	0.119
19	Ethiopia	Sufian Ahmed	Mekonnen Manyazewal	35,356	1.598
20	Gabon	Paul Toungui	Casimir Oye Mba	26,765	1.210
21	Gambia	Moussa G. Ala-Gaye	Abdou B. Touray	3,915	0.177
22	Ghana	Kwadwo Baah-Wiredu	Paul A. Acquah	50,113	2.265
23	Guinea	Madikaba Camara	Eugene Camara	9,480	0.428
24	Guinea Bissau	Issufo Sanha	Victor Luis Mandinga	1,225	0.055
25	Kenya	Amos Kimunya	Joseph K. Kinyua	32,289	1.459
26	Lesotho	Timothy Thahane	M. Majoro	3,944	0.178
27	Liberia	Antoinette M. Sayeh	Toga G. McIntosh	4,855	0.219
28	Libya	Ahmed Menesi	Mohamed A.A. Ashokri	80,381	3.633
29	Madagascar	Radavidson Andriamparany B.	Randriarimanana Harison Edmond	14,768	0.667
30	Malawi	Goodall Gondwe	Patrick C. Kamwendo	7,097	0.321
31	Mali	Abou-Bakar Traore	Marimantia Diarra	10,147	0.459
32	Mauritania	Mohamed Ould El Abed	Abba Ould Ahmed-Tolba	3,838	0.173
33	Mauritius	Rama Krishna Sithanen	Ali Michael Mansoor	14,700	0.664
34	Morocco	Fathallah Oualalou	Abdelatif Loudyi	72,893	3.294
35	Mozambique	Aiuba Cuereneia	Ernesto Gouveia Gove	14,372	0.650
36	Namibia	Saara Kuugongelwa-Amadhila	Carl-Herman G. Schlettwein	8,012	0.362
37	Niger	Ali Mahaman Lamine Zeine	Yacoubou Mahaman Sani	6,151	0.278
38	Nigeria	Esther Nenadi Usman		193,268	8.734
39	Rwanda	James Musoni	Monique Nsanzabaganwa	3,590	0.162
40	São Tome & Principe	Maria Dos Santos Tebus Torres	Maria Do Carmo Trovoada P.C. Silveira	2,114	0.096
41	Senegal	Abdoulaye Diop	Mamadou Faye	22,969	1.038
42	Seychelles	Patrick Pillay	Lehka Nair	1,849	0.084
43	Sierra Leone	John O. Benjamin	Samura M.W. Kamara	5,923	0.268
44	Somalia	*	*	2,566	0.116
45	South Africa	Trevor A. Manuel	Lesetja Kganyago	97,850	4.422
46	Sudan	El Zubair Ahmed El Hassan	Lual A. Deng	9,455	0.427
47	Swaziland	Majozi Vincent Sithole	Absalom M.C. Dlamini	7,866	0.355
48	Tanzania	Zakia Hamdani Meghji	Enos S. Bukuku	18,874	0.853
49	Togo	Payadowa Boukpessi	Hatadeema Nonon Saa	4,077	0.184
50	Tunisia	Mohamed Nouri Jouini	Mohamed Ali Mouelhi	31,076	1.404
51	Uganda	Ezra Suruma	M.C. Kassami	11,623	0.525
52	Zambia	Ngandu Peter Magande	Evans C. Chibiliti	27,578	1.246
53	Zimbabwe	H.M. Murerwa	Willard L. Manugo	45,586	2.060
	TOTAL REGIONALS			1,330,051	60.109

Not yet appointed at December 31, 2006.

Appendix II-2
Board of Governors And Voting Powers of Member Countries, December 31, 2006 (continued)

Country	Governor	Alternate	Total Votes	Voting Powers %
1 Argentina	Felisa Josefina Miceli	Hernan Martin Perez Redrado	6,453	0.292
2 Austria	Karl–Heinz Grasser	Kurt Bayer	10,304	0.466
3 Belgium	Didier Reynders	Gino Alzetta	14,542	0.657
4 Brazil	Paulo Bernardo Silva	Jose Carlos Rocha Miranda	10,270	0.464
5 Canada	Peter Mackay		82,038	3.708
6 China	Zhou Xiaochuan	Hu Xiaolian	24,855	1.123
7 Denmark	Ole E. Moesby	Johnny Flento	25,793	1.166
8 Finland	Marjatta Rasi	Anneli Vuorinen	11 252	0.509
9 France	Xavier Musca	Ambroise Fayolle	82 273	3.718
10 Germany	Karin Kortmann	Rolf Wenzel	90,256	4.079
11 India	Shri P. Chidambaram	Rakesh Mohan	5,471	0.247
12 Italy	Tommaso Padoa-Schioppa	Ignazio Angeloni	53,062	2.398
13 Japan	Omi Kouji	Toshihiko Fukui	119,582	5.409
14 Korea	Kwon, O-Kyu	Seong-Tae, Lee	10,304	0.466
15 Kuwait	Bader Al-Humaidhi	Hesham Al–Woqayan	10,332	0.467
16 Netherlands	Gerrit Zalm	Agnes Van Ardenne Van Der Hoeven	19,[illegible]55	0.866
17 Norway	Anne Margareth Fagertun Stenhammer	Henrik Harboe	25,793	1.166
18 Portugal	Fernando Teixeira Dos Santos	Carlos Costa Pina	5,807	0.262
19 Saudi Arabia	Youssef Al–Bassam	Ahmed M. Al-Ghannam	4,824	0.218
20 Spain	Pedro Solbes Mira	David Vegara Figueras	23,623	1.068
21 Sweden	Joakim Stymne	Stefan Emblad	34,120	1.542
22 Switzerland	Jorg Al Reding	Serge Chappatte	32,415	1.465
23 United Kingdom	Hilary Benn	Gareth Thomas	37,074	1.675
24 United States of America	Henry M. Paulson, Jr.	Josette Sheeran	142,977	6.462
TOTAL NONREGIONALS			882,675	39.891
GRAND TOTAL			2,212,726	100.000

Appendix II-3
Board of Directors: Voting Powers and Countries Represented, December 31, 2006

Executive Director	For	Total Votes	Voting Powers %
Mr. Andze-Olinga H.J.C.	Cameroon	23,213	
Mr. Moutou-Kango J. (Alternate)	Congo	10,485	
	Burundi	5,798	
	Central African Republic	1,598	
	Democratic Republic of Congo	23,365	2.913
Mr. Bougara Omar	Algeria	83,680	
Mrs. Gomes A. F. Gabriela (Alternate)	Guinea Bissau	1,225	
	Madagascar	14,768	4.504
Mr. Dacoury-Tabley P. H.	Côte D'ivoire	81,633	
Mr. Abaga Nchama Lucas (Alternate)	Equatorial Guinea	3,816	
	Guinea	9,480	4.289
Mr. Fontes Alexandre	Cape Verde	2,297	
Mr. Sylla Oumar (Alternate)	Senegal	22,969	
	Benin	4,870	
	Comoros	1,083	
	Gabon	26,765	
	Chad	2,266	
	Mali	10,147	
	Niger	6,151	
	Burkina Faso	9,419	3.886
Mr. Ginindza Phiwayinkosi E.	Swaziland	7,866	
Mr. Gomani A. Cedric (Alternate)	Malawi	7,097	
	Lesotho	3,944	
	Mauritius	14,700	
	South Africa	97,850	
	Zambia	27,578	7.186
Mr. Kukuri Barminas Rick R.	Namibia	8,012	
Mr. Bvumbe N. Andrew (Alternate)	Zimbabwe	45,586	
	Mozambique	14,372	
	Botswana	47,196	
	Angola	25,996	6.380
Mr. Mansaray B. Foday	Sierra Leone	5,923	
Mr. Karpeh Tuan R. Francis (Alternate)	Liberia	4,855	
	Ghana	50,113	
	Sudan	9,455	
	Gambia	3,915	3.356
Mr. Samir Fouad	Morocco	72,893	
Mr. Bouallagui Moncef (Alternate)	Tunisia	31,076	
	Togo	4,077	4.882

Appendix II-3
Board of Directors: Voting Powers and Countries Represented, December 31, 2006 (continued)

Executive Director	For	Total Votes	Voting Powers %
Mr. Sani Lawal Mohamed	Nigeria	193,268	
Mrs. Maria Das B. De Sousa (Alternate)	Sao Tome & Principe	2,114	8.830
Dr. Khedr Hassan A.	Egypt	112,305	
Mr. Bahdon Ali Hassan (Alternate)	Djibouti	1,838	5.158
Mr. Tabib Ahmed Taher	Libya	80,381	
Mr. Ould Memoune Mohamedy (Alternate)	Mauritania	3,838	
	Somalia	2,566	3.922
Mr. Zirimwabagabo Gerald	Rwanda	3,590	
Mr. Sinon G. Andrew Peter (Alternate)	Seychelles	1,849	
	Ethiopia	35,356	
	Uganda	11,623	
	Tanzania	18,874	
	Eritrea	2,628	
	Kenya	32,289	4.800
Mr. Arsenault François	Canada	82,038	
Mr. Sohn Byungdoo (Alternate)	Korea	10,304	
	China	24,855	
	Spain	23,623	
	Kuwait	10,332	6.832
Mr. Dewdney Richard	U.K.	37,074	
Mrs. Talapessy Lily Mathilde (Alternate)	Netherlands	19,155	
	Germany	90,256	
	Portugal	5,807	6.882
Mrs. Perry Cynthia S.	United States of America	142,977	6.462
Mr. Pittore Francesco	Italy	53,062	
Mr. Carrere Emmanuel (Alternate)	France	82,273	
	Belgium	14,542	6.773
Mrs. Wiig Aud Marit	Norway	25,793	
Mr. Gillsäter Bjon (Alternate)	Sweden	34,120	
	Finland	11,252	
	Switzerland	32,415	
	Denmark	25,793	
	India	5,471	6.095
Mr. Yoneyama Yasuaki	Japan	119,682	
Mr. Bolano R. Bolo Carlos (Alternate)	Argentina	6,453	
	Brazil	10,270	
	Austria	10,304	
	Saudi Arabia	4,824	6.849
Regional Total:			**60.109**
Non-Regional Total:			**39.891**
Grand Total:			**100.000**

Appendix III-1
Resolutions Adopted by the Board of Governors in 2006 for the Fund

F/BG/2006/01:	Temporary Relocation of the Operations of the African Development Bank to the Temporary Relocation Agency in Tunis, Tunisia: Twelve (12) Month Review of the Temporary Relocation Period
F/BG/2006/02:	Annual Report and Audited Special Purpose Financial Statements for the Financial Year ended 31 December 2005
F/BG/2006/03:	Dates and Venue of the Forty-Second Annual Meeting of the Board of Governors of the Bank and the Thirty-Third Annual Meeting of the Board of Governors of the Fund (2007)
F/BG/2006/04:	Vote of Thanks of the Boards of Governors to His Excellency Blaise COMPAORE, President of Burkina Faso
F/BG/2006/05	Vote of Thanks of the Boards of Governors to Her Excellency Ellen JOHNSON-SIRLEAF, President of the Republic of Liberia
F/BG/2006/06:	Vote of Thanks of the Boards of Governors to His Excellency Armando GUEBUZA, President of the Republic of Mozambique
F/BG/2006/07:	Vote of Thanks of the Boards of Governors to His Excellency Paul KAGAME, President of the Republic of Rwanda
F/BG/2006/08:	Vote of Thanks of the Boards of Governors to His Excellency Charles KONAN BANNY, Prime Minister of the Republic of Côte d'Ivoire
F/BG/2006/09:	Vote of Thanks of the Boards of Governors to the Outgoing Chairperson, the Bureau, and the Joint Steering Committee
F/BG/2006/10:	Vote of Thanks of the Boards of Governors to the National Organizing Committee of the 2006 Annual Meetings
F/BG/2006/11:	Vote of Thanks of the Boards of Governors to the Boards of Directors, Management, and Staff

Appendix III-2
Board of Governors and Voting Powers of State Participants and of the ADB, December 31, 2006

	Country	Governor	Alternate	Total Votes	Voting Powers %
1	African Development Bank			1,000.000	50.000
2	Argentina	Felisa Josefina Micelina	Hernan Martin Perez Redrado	0.131	0.007
3	Austria	Karl-Heinz Grasser	Kurt Bayer	13.536	0.677
4	Belgium	Didier Reynders	Gino Alzetta	18.528	0.926
5	Brazil	Paulo Bernardo Silva	Jose Carlos Rocha Miranda	9.005	0.450
6	Canada	Peter Mackay		79.861	3.993
7	China	Zhou Xiaochuan	Hu Xiaolian	17.699	0.885
8	Denmark	Ole E. Moesby	Johnny Flento	31.589	1.579
9	Finland	Marjatta Rasi	Anneli Vuorinen	17.898	0.895
10	France	Xavier Musca	Ambroise Fayolle	99.262	4.963
11	Germany	Karin Kortmann	Rolf Wenzel	100.606	5.030
12	India	Shri P. Chidambaram	Rakesh Mohan	4.337	0.217
13	Italy	Tommaso Padoa-Schioppa	Ignazio Angeloni	65.071	3.254
14	Japan	Omi Kouji	Toshihiko Fukui	131.831	6.592
15	Korea	Kwon, O-Kyu	Seong-Tae, Lee	8.174	0.409
16	Kuwait	Bader Al-Humaidhi	Hesham Al-Woqayan	11.185	0.559
17	Netherlands	Gerrit Zalm	Agnes Van Ardenne Van Der Hoeven	34.963	1.748
18	Norway	Anne M. Fagertun Stenhammer	Henrick Harboe	42.722	2.136
19	Portugal	Fernando Teixeira Dos Santos	Carlos Costa Pina	7.672	0.384
20	Saudi Arabia	Youssef Al-Bassam	Ahmed M. Al-Ghannam	15.851	0.793
21	Spain	Pedro Solbes Mira	David Vegara Figueras	19.166	0.958
22	Sweden	Joakim Stymne	Stefan Emblad	52.135	2.607
23	Switzerland	Jorg Al Reding	Serge Chappatte	40.679	2.034
24	United Arab Emirates	Mohamed Khalifa Bin Yousef al Suweidi	Abdullah Hussain Dawood	0.588	0.029
25	United Kingdom	Hilary Benn	Gareth Thomas	55.068	2.763
26	United States of America	Henry M. Paulson, Jr.	Josette Sheeran	122.443	6.122
TOTAL				2,000.000	100.000

Appendix III-3
ADF Board of Directors: Voting Powers and Countries Represented, December 31, 2006

Executive Directors / Alternates	Participants	Voting Powers* In %	
Mr. Phiwayinkosi E. GININDZA **	ADB	8.333	
Mr. Mohamed Lawal SANI**	ADB	8.333	
Mr. J.C ANDZE-OLINGA **	ADB	8.333	
Mr.Alexandre FONTES **	ADB	8.333	
Mr. Rick Barminas R. KUKURI**	ADB	8.333	
Mr. Foday MANSARAY **	ADB	8.333	
			50.000
Ms Cynthia Shepard PERRY	United States of America	6.122	
Vacant	United States of America		
			6.122
Mr. Yasuaki YONEYAMA	Japan	6.592	
Mr. Ibrahim AL SUGAIR	Saudi Arabia	0.793	
	Brazil	0.450	
	Austria	0.677	
	Argentina	0.007	
			8.519
Mrs. Aud Marit WIIG	Norway	2.136	
Mr. Björn GILLSÄTER	Sweden	2.607	
	Switzerland	2.034	
	Denmark	1.579	
	Finland	0.895	
	India	0.217	
			9.468
Mr. Richard DEWDNEY	United Kingdom	2.753	
Mrs. Lily Mathilde Talapessy	The Netherlands	1.748	
	Germany	5.030	
	Portugal	0.384	
			9.915
Mr. François ARSENAULT	Canada	3.993	
Mr. Byungdoo SOHN	Kuwait	0.559	
	Spain	0.958	
	China	0.885	
	Korea	0.409	
			6.804
Mr. Francesco PITTORE	Italy	3.254	
Mr. Emmanuel CARRERE	France	4.963	
	Belgium	0.926	
			9.143
Vacant	United Arab Emirates	0.029	
			0.029
	GRAND TOTAL		100.000

* *Slight differences may occur in totals due to rounding.*

** *For the period beginning October 1, 2006 through June 30, 2007.*

Appendix III-4
Subscription of State Participants and of the ADB, December 31, 2006

(In Units of Account)

	Participants	Contribution in UA
1	ADB	111,740,678
2	Argentina	8,860,520
3	Austria	210,882,574
4	Belgium	284,082,343
5	Brazil	127,463,642
6	Canada	1,188,882,968
7	China	271,918,275
8	Denmark	459,131,460
9	Finland	251,705,129
10	France	1,520,521,058
11	Germany	1,491,116,185
12	India	63,436,236
13	Italy	962,522,641
14	Japan	1,935,768,756
15	Korea	122,541,311
16	Kuwait	157,801,743
17	Netherlands	540,194,386
18	Norway	660,533,974
19	Portugal	114,374,593
20	Saudi Arabia	224,560,128
21	South Africa	13,716,316
22	Spain	327,065,245
23	Sweden	775,214,039
24	Switzerland	603,052,188
25	U.A.E.	8,289,468
26	United Kingdom	854,096,268
27	U.S.A.	1,936,484,551
	Sub-Total	**15,225,956,675**
	Supplementary Contributions Through Accelerated Encashment to Reduce the Gap	**38,565,198**
	Grand-Total	**15,264,521,873**

Slight differences may occur in totals due to rounding.

Annexes

Annex I
Classification of Regional Member Countries

Category A - Countries Elegible for ADF Resources Only *			
1	Angola	20	Kenya
2	Benin	21	Lesotho
3	Burkina Faso	22	Liberia
4	Burundi	23	Madagascar
5	Cameroon	24	Malawi
6	Cape Verde	25	Mali
7	Central African Republic	26	Mauritania
8	Chad	27	Mozambique
9	Comoros	28	Niger
10	Congo	29	Rwanda
11	Congo, Democratic Republic of	30	Sao Tome & Principe
12	Côte d'Ivoire	31	Senegal
13	Djibouti	32	Sierra Leone
14	Eritrea	33	Somalia
15	Ethiopia	34	Sudan
16	Gambia	35	Tanzania
17	Ghana	36	Togo
18	Guinea	37	Uganda
19	Guinea Bissau	38	Zambia

Category B - Countries Elegible for a Blend of ADB and ADF Resources	
1	Nigeria
2	Zimbabwe

Category C - Countries Eligible for ADB Resources Only	
1	Algeria
2	Botswana
3	Egypt
4	Equatorial Guinea
5	Gabon
6	Libya**
7	Mauritius
8	Morocco
9	Namibia
10	Seychelles
11	South Africa
12	Swaziland
13	Tunisia

* Except for limited ADB lending for enclave and private sector projects

** Libya is not a Borrowing Member Country

Annex II-1
Africa : Selected Social Indicators

	HDI* Value (0 to 1)	Total Life Expectancy (years)	Infant Mortality (per 1,000)	Maternal Mortality (per 100,000)	Access to Water (% of pop.)	Access to Sanitation (% of pop.)	Daily Calories supply per capita	Primary School Enrollment (%)		Adult Illitercay Rates (%)	
								Female	Male	Female	Male
Country	**2004**	**2006**	**2006**	**2001-05**	**2004**	**2004**	**2004**	**2004/05**	**2004/05**	**2006**	**2006**
Developed Countries	**0.946**	**76.2**	**7.4**	**13.0**	**100**	**100**	**3,314**	**101**	**102**	**2**	**1**
Developing Countries	**0.679**	**64.6**	**57.3**	**440.0**	**80**	**50**	**2,666**	**105**	**112**	**28**	**15**
Africa	**0.494**	**51.4**	**82.5**	**608.5**	**62**	**44**	**2,435**	**90**	**104**	**52**	**34**
Central Africa	**0.420**	**45.0**	**106.1**	**1,071.0**	**55**	**33**	**1,821**	**89**	**109**	**52**	**31**
Burundi	0.384	45.1	100.3	479.0	79	36	1,682	73	87	48	33
Cameroon	0.506	46.2	91.4	669.0	66	51	2,212	107	126	40	23
Central African Republic	0.353	39.5	94.2	1,350.0	75	27	2,004	44	67	67	35
Chad	0.368	44.2	112.4	1,099.0	42	9	2,137	63	97	87	59
Congo	0.520	53.2	68.9	781.0	58	27	2,130	85	92	...	...
Congo Dem. Rep	0.391	44.4	113.7	1,289.0	46	30	1,560	...	...	46	19
Equatorial Guinea	0.653	41.9	96.0	880.0	43	53	...	...	...	20	7
Gabon	0.633	53.6	52.4	519.0	88	36	2,707	129	130	...	...
Rwanda	0.450	44.4	113.0	1,071.0	74	42	2,173	120	118	40	29
Sao Tome and Principe	0.607	63.8	79.0	120.3	79	25	2,525	132	134	22	8
Eastern Africa	**0.418**	**49.6**	**85.7**	**642.7**	**46**	**31**	**2,008**	**99**	**109**	**36**	**23**
Comoros	0.556	64.7	50.3	517.0	86	33	1,787	80	91	...	...
Djibouti	0.494	53.7	85.6	546.0	73	82	2,350	35	44	...	...
Eritrea	0.454	55.5	58.5	630.0	60	9	1,465	59	74	...	...
Ethiopia	0.371	48.3	92.6	673.0	22	13	1,840	69	85	...	...
Kenya	0.491	49.6	63.9	500.0	61	43	2,149	108	114	30	22
Madagascar	0.509	56.0	72.7	469.0	50	34	2,070	131	136	35	24
Mauritius	0.800	72.8	14.0	20.0	100	94	2,999	103	103	20	12
Seychelles	0.842	...	...	...	88	...	2,426	110	109	8	9
Somalia	0.000	48.3	115.7	1,100.0	29	...	...	...	...	...	...
Tanzania	0.430	46.5	104.1	578.0	62	47	1,963	99	103	38	23
Uganda	0.502	51.1	77.5	880.0	60	43	2,348	125	126	42	23
Northern Africa	**0.666**	**68.4**	**38.2**	**177.1**	**86**	**69**	**3,052**	**90**	**100**	**47**	**25**
Algeria	0.728	72.0	32.3	37.0	85	92	3,114	107	116	40	20
Egypt	0.702	70.9	31.4	75.0	98	70	3,286	98	103	41	17
Libya	0.798	74.3	17.2	97.0	72	97	3,476	...	...	...	...
Mauritania	0.486	54.1	89.8	747.0	53	34	2,640	93	95	57	41
Morocco	0.640	70.7	32.7	227.0	81	73	3,158	100	111	60	34
Sudan	0.516	56.8	66.4	509.0	70	34	2,311	56	64	48	29
Tunisia	0.760	73.9	19.7	47.0	93	85	3,344	108	112	35	17
Southern Africa	**0.521**	**41.9**	**73.4**	**602.9**	**72**	**52**	**2,421**	**101**	**112**	**34**	**19**
Angola	0.439	41.7	131.8	1,850.0	53	31	2,178	...	...	46	17
Botswana	0.570	34.4	44.3	100.0	95	42	2,084	104	105	18	20
Lesotho	0.494	34.8	60.3	762.0	79	37	2,495	131	131	10	26
Malawi	0.400	40.8	104.2	984.0	73	61	2,077	126	123	46	25
Mozambique	0.390	41.8	92.7	175.0	43	32	2,057	86	104	...	...
Namibia	0.626	46.4	38.0	268.0	87	25	2,174	...	...	17	13
South Africa	0.653	45.0	39.6	230.0	88	65	3,004	...	...	19	16
Swaziland	0.500	30.5	65.6	220.0	62	48	2,224	...	...	22	19
Zambia	0.407	38.8	89.7	729.0	58	56	1,947	97	101	40	24
Zimbabwe	0.491	37.3	59.5	1,100.0	81	53	1,978	...	...	...	...

Annex II-1
Africa : Selected Social Indicators (continued)

	HDI* Value (0 to 1)	Total Life Expectancy (years)	Infant Mortality (per 1,000)	Maternal Mortality (per 100,000)	Access to Water (% of pop.)	Access to Sanitation (% of pop.)	Daily Calories supply per capita	Primary School Enrollment (%)		Adult Illitercay Rates (%)	
								Female	Male	Female	Male
Western Africa	**0.429**	**47.6**	**107.1**	**772.7**	**56**	**37**	**2,574**	**81**	**99**	**74**	**54**
Benin	0.428	55.5	99.1	850.0	67	33	2,652	86	111	77	52
Burkina Faso	0.342	48.9	116.8	1,000.0	61	13	2,529	47	59	85	71
Cape Verde	0.722	71.4	25.6	7.6	80	43	3,058	108	113	...	...
Cote d'Ivoire	0.421	46.2	114.7	690.0	84	37	2,637	...	...	61	39
Gambia	0.479	57.3	69.8	730.0	82	53	2,178	84	79	...	...
Ghana	0.532	57.8	57.0	586.0	75	18	2,723	79	84	50	34
Guinea	0.445	54.2	98.5	980.0	50	18	2,426	71	87	82	57
Guinea-Bissau	0.349	45.3	112.7	1,100.0	59	35	2,001	...	...	...	...
Liberia	0.000	42.5	134.0	578.0	62	...	1,923	...	...	...	...
Mali	0.338	49.0	127.4	582.0	50	46	2,163	56	71	88	73
Niger	0.311	45.2	146.8	700.0	46	13	2,121	37	52	85	57
Nigeria	0.448	44.0	109.3	800.0	48	44	2,720	91	107	...	...
Senegal	0.460	56.8	78.4	401.0	76	57	2,414	74	78	71	49
Sierra Leone	0.335	41.6	160.8	2,000.0	57	39	1,849	122	169	76	53
Togo	0.495	55.5	88.5	570.0	52	35	2,334	92	110	62	31

Source: World Bank, World Development Indicators 2006; UN Population Division, The 2004 Revision; and ADB Statistics Department; HDR, 2006 ; December 2006, SOWC 2007

Notes:

... Data not available

\- Magnitude zeros

Annex II-2
Africa : Selected Macroeconomic Indicators

Country	GNI per Capita (US $) 2005	GDP Growth Rate (%) Annual Average 2000-2005	GDP Growth Rate (%) 2006	Investment (% of GDP) 2006	Consumer Inflation (%) 2006	Fiscal Balance (% of GDP) 2006	Debt Service (% of exports) 2006
Algeria	2,730	4.4	2.9	30.8	2.9	13.0	14.9
Angola	1,350	9.3	14.9	13.1	10.1	5.4	4.2
Benin	510	4.2	4.5	21.0	2.4	-2.7	15.3
Botswana	5,180	6.5	4.2	26.3	11.6	-0.2	12.7
Burkina Faso	400	5.7	5.5	18.1	2.8	-3.3	4.8
Burundi	100	1.7	6.1	16.1	5.0	-0.4	44.7
Cameroon	1,010	3.8	3.5	21.5	3.0	4.0	14.5
Cape Verde	1,870	5.6	5.8	38.7	3.6	-7.1	18.0
Central African Republic	350	-0.4	3.5	8.3	5.6	-1.4	...
Chad	400	12.7	1.3	21.2	6.3	-1.7	1.8
Comoros	640	2.6	1.2	11.9	3.8	-1.2	7.7
Congo	950	4.7	6.8	22.3	4.0	18.9	5.8
Congo, Democratic Republic	120	2.2	6.5	16.7	22.0	-1.2	9.5
Côte d'Ivoire	840	-0.4	1.4	10.6	2.4	-2.0	2.2
Djibouti	1,020	2.4	4.2	32.5	3.0	-1.2	9.9
Egypt	1,250	4.0	6.8	18.1	4.1	-9.3	8.6
Equatorial Guinea	...	27.5	0.4	29.4	5.2	25.8	0.2
Eritrea	220	1.2	1.5	18.8	10.9	-17.9	39.0
Ethiopia	160	5.4	5.4	25.8	10.5	-7.4	5.1
Gabon	5,010	1.1	2.1	21.5	1.9	10.7	7.1
Gambia	290	4.2	4.5	24.1	2.0	-4.8	24.8
Ghana	450	4.9	6.1	30.0	10.9	-4.3	6.6
Guinea	370	2.9	5.0	15.3	25.0	1.0	13.6
Guinea Bissau	180	0.9	4.6	17.2	1.9	-10.8	13.3
Kenya	530	3.2	5.0	18.2	14.5	-3.5	6.6
Lesotho	960	2.8	1.6	31.7	4.5	2.7	9.3
Liberia	130	...	...	...	8.0	...	...
Libya	5,530	4.4	5.0	14.4	3.0	42.1	...
Madagascar	290	3.0	4.8	21.8	11.4	-4.7	10.6
Malawi	160	1.7	8.4	15.0	13.4	-3.0	16.6
Mali	380	4.8	5.0	23.5	2.1	-1.7	4.2
Mauritania	560	3.7	13.9	29.0	6.4	-7.0	4.8
Mauritius	5,260	4.1	3.9	24.3	8.9	-5.3	4.8
Morocco	1,730	4.4	7.3	25.6	3.3	-5.6	11.1
Mozambique	310	7.5	7.9	25.2	12.7	-2.0	18.4
Namibia	2,990	4.5	4.8	26.0	5.0	2.2	3.0
Niger	240	3.2	3.2	18.1	0.8	-4.0	8.0
Nigeria	560	5.6	5.3	20.0	8.6	9.8	1.9
Rwanda	230	5.5	3.0	21.9	9.3	0.7	6.5
Sao Tome & Principe	390	3.8	5.5	67.6	19.8	26.2	57.5
Senegal	710	4.4	2.9	25.6	2.0	-5.5	6.9
Seychelles	8,290	-0.6	4.5	22.4	-0.4	-2.7	8.2
Sierra Leone	220	12.2	7.4	15.3	9.5	-0.5	10.8
Somalia	...	...		...	...	...	...
South Africa	4,960	3.9	5.0	18.8	4.9	-0.4	8.8
Sudan	640	6.5	12.1	24.8	7.0	0.2	3.0
Swaziland	2,280	2.2	1.8	17.9	5.0	-6.3	...
Tanzania	340	6.3	5.7	18.4	7.1	-6.0	5.1
Togo	350	2.3	1.8	20.8	2.7	-3.2	6.7
Tunisia	2,890	4.5	5.8	25.4	4.5	-3.0	17.1
Uganda	280	5.6	5.4	23.2	6.6	-2.1	31.1
Zambia	490	4.6	5.9	23.5	8.4	-2.5	2.1
Zimbabwe	340	-5.8	-5.1	3.5	1,216.0	-3.1	16.3
Africa	**955**	**4.4**	**5.5**	**20.9**	**9.1**	**3.2**	**7.3**

Sources: World Bank, Africa Live Database, September 2006 ; IMF, World Economic Outlook, September 2006 ; and ADB Statistics Department

Notes:

...Data not available

-Magnitude zeros

0 or 0.0 Magnitude less than 5 percent of the unit employed

Annex II-3
Bank Group Transfer of Resources to Regional Member Countries
(In millions of U.S. dollars)

Year	Gross Disbursements	Repayments of Principal	Net Disbursements	Interest and Charges	Net Transfers	Net Transfers as % of Gross Disbursements
1967	-	-	-	-	-	-
1968	0.1	-	0.1	-	0.1	100.0
1969	0.6	-	0.6	-	0.6	100.0
1970	2.4	-	2.4	0.2	2.2	91.7
1971	6.3	-	6.3	0.4	5.9	93.7
1972	13.5	0.1	13.4	1.3	12.1	89.6
1973	20.2	0.4	19.8	2.8	17.0	84.2
1974	24.0	0.6	23.4	4.5	18.9	78.8
1975	51.9	2.8	49.1	7.3	41.8	80.5
1976	62.0	7.6	54.4	10.7	43.7	70.5
1977	99.5	7.3	92.2	14.7	77.5	77.9
1978	141.9	14.0	127.9	23.3	104.6	73.7
1979	172.0	17.4	154.6	31.3	123.3	71.7
1980	220.1	20.3	199.8	40.0	159.8	72.6
1981	200.1	31.6	168.5	45.2	123.3	61.6
1982	280.2	34.1	246.1	53.5	192.6	68.7
1983	353.0	46.5	306.5	64.8	241.7	68.5
1984	288.6	59.8	228.8	75.8	153.0	53.0
1985	531.1	72.8	458.3	107.9	350.4	66.0
1986	672.3	106.6	565.7	150.7	415.0	61.7
1987	945.1	135.5	809.6	220.6	589.0	62.3
1988	1,166.9	171.3	995.6	245.7	749.9	64.3
1989	1,503.4	195.8	1,307.6	338.5	969.1	64.5
1990	1,874.4	265.6	1,608.8	414.0	1,194.8	63.7
1991	2,127.3	277.6	1,849.7	466.1	1,383.6	65.0
1992	2,171.6	315.8	1,855.8	586.4	1,269.5	58.5
1993	2,149.5	392.8	1,756.8	639.4	1,117.3	52.0
1994	2,089.6	583.2	1,506.5	836.3	670.2	32.1
1995	1,678.0	637.2	1,040.8	795.4	245.4	14.6
1996	1,641.6	760.1	881.5	843.1	38.4	2.3
1997	1,578.1	1,013.2	564.9	795.6	(230.7)	(14.6)
1998	1,249.6	868.0	381.6	714.0	(332.4)	(26.6)
1999	1,215.8	1,017.9	197.9	704.8	(506.8)	(41.7)
2000	896.7	881.2	15.5	629.2	(613.7)	(68.4)
2001	1,079.4	682.4	397.0	366.0	31.0	2.9
2002	1,425.0	1,489.5	(64.5)	786.3	(850.8)	(59.7)
2003	1,519.8	1,611.2	(91.4)	643.6	(735.0)	(48.4)
2004	2,043.1	1,713.4	329.6	580.3	(250.7)	(12.3)
2005	1,843.5	1,162.8	680.7	523.8	156.8	8.5
2006	1,864.0	1,221.5	642.5	554.8	87.8	4.7
Total	**35,202.2**	**15,817.9**	**19,384.3**	**12,318.2**	**7,066.1**	**20.1**

Source: ADB Financial Control Department.

Notes :

ADF and NTF transfers are included for the periods starting from 1974 and 1976, respectively.

- *Magnitude zeros*

Annex II-4
Bank Group Transfer of Concessional Resources To Regional Member Countries

(In millions of U.S. dollars)

Year	Gross Disbursements	Repayments of Principal	Net Disbursements	Interest and Charges	Net Transfers	Net Transfers as % of Gross Disbursements
1974	-	-	-	-	-	-
1975	3.9	-	3.9	-	3.9	100.0
1976	10.6	-	10.6	0.1	10.5	99.1
1977	26.4	0.1	26.3	0.2	26.1	98.9
1978	49.1	4.5	44.6	0.7	43.9	89.4
1979	64.4	1.9	62.5	1.5	61.0	94.7
1980	103.1	0.7	102.4	2.4	100.0	97.0
1981	100.7	2.3	98.4	3.1	95.3	94.6
1982	133.8	2.6	131.2	4.1	127.1	95.0
1983	163.4	2.2	161.2	5.2	156.0	95.5
1984	120.9	2.3	118.6	6.0	112.6	93.1
1985	229.1	5.9	223.2	8.4	214.8	93.8
1986	291.6	7.6	284.0	11.5	272.5	93.4
1987	404.8	11.1	393.7	16.4	377.3	93.2
1988	382.8	11.9	370.9	18.1	352.8	92.2
1989	506.7	14.1	492.6	21.3	471.3	93.0
1990	624.7	17.3	607.4	28.0	579.4	92.7
1991	653.4	24.7	628.7	25.1	603.6	92.4
1992	704.1	26.0	678.1	28.4	649.7	92.3
1993	715.2	32.4	682.8	37.5	645.3	90.2
1994	629.4	39.9	589.4	32.2	557.3	88.5
1995	619.6	50.0	569.6	49.8	519.7	83.9
1996	633.6	43.2	590.5	45.6	544.9	86.0
1997	650.9	55.5	595.4	53.3	542.2	83.3
1998	630.6	56.6	574.0	55.7	518.3	82.2
1999	516.3	57.5	458.8	54.2	404.6	78.4
2000	361.3	64.5	296.8	61.5	235.3	65.1
2001	470.2	63.4	406.8	17.9	388.9	82.7
2002	745.5	134.5	611.0	100.5	510.4	68.5
2003	550.6	112.3	438.3	79.9	358.4	65.1
2004	1,064.3	145.9	918.4	98.7	819.7	77.0
2005	992.6	142.3	850.2	94.2	756.0	76.2
2006	1,030.8	158.8	872.0	266.7	772.3	74.9
Total	**14,184.3**	**1,292.0**	**12,892.3**	**1,228.2**	**11,831.0**	**83.4**

Source: ADB Financial Control Department.

Notes:

Bank Group concessional resource transfers refer to ADF and NTF resources

- *Magnitude zeros*

Annex II-5
Bank Group Payments to Supplying Countries
For Procurement of Goods and Services, by Origin of Supply*

(In thousands of UA)

	2005		2006	
Country	**Amount**	**%**	**Amount**	**%**
Regionals				
Algeria	479	0.04	-	-
Angola	265	0.02	553	0.04
Benin	1,495	0.12	1,101	0.09
Botswana	169	0.01	109	0.01
Burkina Faso	19,675	1.53	10,530	0.85
Burundi	872	0.07	528	0.04
Cameroon	3,197	0.25	5,210	0.42
Cape Verde	1,321	0.10	625	0.05
Central African Republic	-	-	-	-
Chad	5,357	0.42	4,959	0.40
Comoros	-	-	-	-
Congo	-	-	506	0.04
Congo, Democratic Republic	128	0.01	1,835	0.15
Côte d'Ivoire	1,333	0.10	588	0.05
Djibouti	730	0.06	334	0.03
Egypt	1,481	0.11	1,208	0.10
Equatorial Guinea	443	0.03	404	0.03
Eritrea	2,197	0.17	2,010	0.16
Ethiopia	3,976	0.31	685	0.06
Gabon	263	0.02	1,835	0.15
Gambia	2,137	0.17	1,813	0.15
Ghana	8,275	0.64	3,493	0.28
Guinea	2,436	0.19	3,593	0.29
Guinea Bissau	94	0.01	1,895	0.15
Kenya	5,197	0.40	7,941	0.64
Lesotho	724	0.06	554	0.04
Liberia	-	-	-	-
Madagascar	4,973	0.39	6,135	0.50
Malawi	3,303	0.26	5,795	0.47
Mali	3,612	0.28	6,469	0.52
Mauritania	556	0.04	740	0.06
Mauritius	590	0.05	345	0.03
Morocco	8,453	0.66	19,140	1.54
Mozambique	8,442	0.65	15,335	1.24
Namibia	7,342	0.57	10,583	0.85
Niger	3,779	0.29	2,654	0.21
Nigeria	25,366	1.97	1,580	0.13
Rwanda	1,998	0.15	2,668	0.22
Sao Tome & Principe	327	0.03	35	0.00
Senegal	6,847	0.53	7,826	0.63
Seychelles	-	-	-	-
Sierra Leone	122	0.01	5,490	0.44
Somalia	-	-	-	-
South Africa	37,468	2.90	29,322	2.37
Sudan	-	-	-	-
Swaziland	81	0.01	63	0.01
Tanzania	6,668	0.52	6,489	0.52
Togo	131	0.01	59	0.00
Tunisia	21,026	1.63	20,598	1.66
Uganda	15,370	1.19	15,524	1.25
Zambia	3,162	0.25	3,543	0.29
Zimbabwe	1,528	0.12	556	0.04
Multinational	1,691	0.13	6,116	0.49
Sub-Total Regionals	**225,081**	**17.45**	**219,376**	**17.71**

Annex II-5
Bank Group Payments to Supplying Countries
For Procurement of Goods and Services, by Origin of Supply* (continued)
(In thousands of UA)

	2005		2006	
Country	Amount	%	Amount	%
Non-Regionals				
Argentina	20	0.00	-	-
Austria	-	-	-	-
Belgium	2,804	0.22	1,421	0.11
Brazil	6,206	0.48	3,434	0.28
Canada	5,790	0.45	6,557	0.53
China	66,863	5.18	70,167	5.66
Croatia	-	-	-	-
Denmark	5,114	0.40	1,588	0.13
Finland	1,180	0.09	1,029	0.08
France	58,890	4.57	47,446	3.83
Germany	16,908	1.31	17,505	1.41
India	4,522	0.35	13,251	1.07
Ireland	-	-	-	-
Italy	30,164	2.34	11,867	0.96
Japan	4,409	0.34	4,892	0.39
Korea	2,660	0.21	3,237	0.26
Kuwait	-	-	-	-
Netherlands	2,330	0.18	3,788	0.31
Norway	683	0.05	269	0.02
Portugal	3,289	0.26	1,620	0.13
Saudi Arabia	2,879	0.22	1,265	0.10
Spain	6,827	0.53	5,711	0.46
Sweden	63	0.00	73	0.01
Switzerland	3,485	0.27	3,147	0.25
United Arab Emirates	-	-	-	-
United Kingdom	11,022	0.85	9,943	0.80
USA	8,613	0.67	3,721	0.30
Sub-Total Non-Regionals	**244,722**	**18.97**	**211,929**	**17.10**
Net Advance Disbursements**	**270,490**	**20.97**	**392,656**	**31.69**
Disbursement for Policy-based Loans**	**549,514**	**42.60**	**415,070**	**33.50**
Total	**1,289,806**	**100.00**	**1,239,031**	**100.00**

Source: ADB Financial Control Department.

**Origin of Supply (OOS) for Bank Group procurement and disbursenment purposes means the country from which the goods/services supplied originated as evidenced by the contract for procurement, and by the summary statement of items which accompanies the invoice or contract supporting an application for withdrawal. For example, a French car purchased from a local dealer in Côte d'Ivoire would be classified under the code for France.*

***The nature of these disbursements makes it impossible to attribute them to any specific supplying or originating country until expenditures have been reported to the Bank. However, these disbursements will be integrated into the reported country shares as soon as the relevant invoices are received and processed.*

Notes :

-Magnitude zeros

0.00 Magnitude less than 5 per thousand of the unit employed

Annex II-6
Bank Group Payments to Supplying Countries
For Procurement of Goods and Services, by Source of Supply*
(In thousands of UA)

	2005		2006	
Country	Amount	%	Amount	%
Regionals				
Algeria	229	0.02	-	-
Angola	307	0.02	553	0.04
Benin	2,043	0.16	1,863	0.15
Botswana	860	0.07	1,123	0.09
Burkina Faso	21,683	1.68	10,805	0.87
Burundi	1,192	0.09	702	0.06
Cameroon	2,580	0.20	4,100	0.33
Cape Verde	1,321	0.10	716	0.06
Central African Republic	-	-	23	0.00
Chad	6,096	0.47	5,261	0.42
Comoros	-	-	-	-
Congo	64.61	0.01	75.39	0.01
Congo, Democratic Republic	161	0.01	1,908	0.15
Côte d'Ivoire	1,697	0.13	705	0.06
Djibouti	742	0.06	334	0.03
Egypt	1,540	0.12	1,514	0.12
Equatorial Guinea	443	0.03	404	0.03
Eritrea	1,447	0.11	1,595	0.13
Ethiopia	2,145	0.17	555	0.04
Gabon	295	0.02	1,698	0.14
Gambia	2,137	0.17	2,406	0.19
Ghana	8,821	0.68	4,137	0.33
Guinea	3,379	0.26	6,855	0.55
Guinea Bissau	418	0.03	1,855	0.15
Kenya	2,248	0.17	10,357	0.84
Lesotho	636	0.05	593	0.05
Madagascar	9,781	0.76	13,729	1.11
Malawi	3,404	0.26	6,073	0.49
Mali	3,775	0.29	8,947	0.72
Mauritania	921	0.07	849	0.07
Mauritius	6,377	0.49	11,040	0.89
Morocco	27,091	2.10	21,529	1.74
Mozambique	22,222	1.72	10,358	0.84
Namibia	8,786	0.68	6,100	0.49
Niger	4,206	0.33	4,282	0.35
Nigeria	33,485	2.60	5,259	0.42
Rwanda	4,227	0.33	7,341	0.59
Sao Tome & Principe	327	0.03	35	0.00
Senegal	7,475	0.58	8,605	0.69
Seychelles	-	-	-	-
Sierra Leone	140	0.01	5,490	0.44
Somalia	-	-	-	-
South Africa	33,836	2.62	30,740	2.48
Sudan	-	-	-	-
Swaziland	1,215	0.09	1,034	0.08
Tanzania	17,563	1.36	11,704	0.94
Togo	322	0.02	59	0.00
Tunisia	26,070	2.02	23,012	1.86
Uganda	13,751	1.07	13,284	1.07
Zambia	4,730	0.37	9,855	0.80
Zimbabwe	2,748	0.21	556	0.04
Multinational	15,488	1.20	6,175	0.50
Sub-Total Regionals	**310,423**	**24.07**	**266,197**	**21.48**

Annex II-6
Bank Group Payments to Supplying Countries
For Procurement of Goods and Services, by Source of Supply* (continued)
(In thousands of UA)

	2005		2006	
Country	Amount	%	Amount	%
Non-Regionals				
Argentina	-	-	-	-
Austria	-	-	-	-
Belgium	2,674	0.21	1,597	0.13
Brazil	5,944	0.46	2,907	0.23
Canada	5,561	0.43	6,305	0.51
China	39,962	3.10	46,157	3.73
Denmark	6,092	0.47	2,298	0.19
Finland	1,033	0.08	1,029	0.08
France	34,616	2.68	38,682	3.12
Germany	15,892	1.23	16,827	1.36
India	7,266	0.56	12,527	1.01
Italy	9,089	0.70	7,092	0.57
Japan	568	0.04	101	0.01
Korea	2,464	0.19	2,850	0.23
Kuwait	-	-	-	-
Netherlands	1,894	0.15	4,262	0.34
Norway	421	0.03	269	0.02
Portugal	2,414	0.19	809	0.07
Saudi Arabia	2,879	0.22	1,265	0.10
Spain	4,126	0.32	3,720	0.30
Sweden	1,999	0.16	73	0.01
Switzerland	1,600	0.12	3,355	0.27
United Arab Emirates	-	-	-	-
United Kingdom	8,305	0.64	8,835	0.71
USA	4,578	0.35	4,150	0.33
Sub-Total Non-Regionals	159,380	12.36	165,109	13.33
Net Advance Disbursements**	270,490	20.97	392,656	31.69
Disbursement for Policy-based Loans**	549,514	42.60	415,070	33.50
Total	1,289,806	100.00	1,239,031	100.00

Source: ADB Financial Control Department.

**Source of Supply (OOS) for Bank Group procurement and disbursenment purposes means the country in which the supplier (the primary contractor) is located as evidenced by the contract for procurement, and by the invoice or contract supporting an application for withdrawal. For example, a French car purchased from a local dealer in Côte d'Ivoire would be classified under the code for France.*

***The nature of these disbursements makes it impossible to attribute them to any specific supplying or originating country until expenditures have been reported to the Bank. However, these disbursements will be integrated into the reported country shares as soon as the relevant invoices are received and processed.*

Notes :

-Magnitude zeros

0.00 Magnitude less than 5 per thousand of the unit employed

Annex II-7
Bank Group Loan and Grant Approvals by Subregion, 1967-2006
(In millions of UA)

Subregion/Country	2002	2003	2004	2005	2006	1967-2006
Central Africa						
Burundi	-	-	20.2	12.3	16.3	325.1
Cameroon	34.7	46.5	12.1	25.6	124.8	900.7
Central African Rep.	-	-	-	-	3.3	142.7
Chad	24.3	2.3	2.4	37.5	13.0	407.7
Congo	-	0.9	7.0	-	17.4	303.4
Congo, Dem. Rep.	78.9	47.5	55.2	87.5	1.9	1,209.5
Equatorial Guinea	-	-	-	-	-	67.2
Gabon	0.4	-	76.3	15.4	-	688.8
Rwanda	-	49.8	51.9	-	25.0	436.2
Sao Tome & Principe	4.0	-	-	-	4.0	103.6
Central Africa Approvals	**142.2**	**147.0**	**225.0**	**178.2**	**205.6**	**4,584.9**
East Africa						
Comoros	-	-	-	-	-	64.7
Djibouti	6.4	6.9	5.3	0.3	0.3	114.5
Eritrea	-	0.4	18.6	-	-	78.8
Ethiopia	21.0	102.4	62.0	43.6	231.0	1,694.2
Kenya	-	57.8	51.3	41.5	57.0	781.3
Madagascar	10.3	25.0	45.2	57.3	35.3	612.9
Mauritius	8.0	-	-	7.7	-	279.3
Seychelles	-	-	-	0.3	-	89.8
Somalia	-	-	-	0.3	0.3	151.4
Tanzania	16.9	31.3	114.7	-	145.3	1,070.0
Uganda	97.0	0.2	74.2	88.5	53.0	997.4
East Africa Approvals	**159.7**	**224.1**	**371.4**	**239.7**	**522.4**	**5,934.3**
North Africa						
Algeria	148.9	0.4	-	-	-	1,889.1
Egypt	166.3	-	-	284.3	398.5	2,412.4
Mauritania	7.6	24.6	7.0	0.3	9.7	361.2
Morocco	245.3	177.0	369.3	175.7	245.9	4,137.0
Sudan	-	0.3	-	-	0.3	351.2
Tunisia	86.2	196.3	140.2	181.7	14.7	3,516.5
North Africa Approvals	**654.3**	**398.7**	**516.5**	**642.1**	**669.2**	**12,667.4**
Southern Africa						
Angola	13.5	4.6	-	17.5	-	339.4
Botswana	-	-	34.3	-	-	362.1
Lesotho	11.7	10.5	0.8	-	6.8	307.4
Malawi	10.0	21.8	12.0	15.4	30.0	636.0
Mozambique	24.9	55.2	30.0	9.5	118.9	1,034.0
Namibia	19.7	-	59.1	-	-	167.8
South Africa	15.1	106.3	117.1	-	-	511.0
Swaziland	14.6	50.0	-	0.4	5.5	300.1
Zambia	-	22.0	13.7	0.4	63.9	721.9
Zimbabwe	-	-	-	0.4	-	726.9
Southern Africa Approvals	**109.4**	**270.5**	**267.0**	**43.5**	**225.1**	**5,106.5**

Annex II-7
Bank Group Loan and Grant Approvals by Subregion, 1967-2006 (continued)
(In millions of UA)

Subregion/Country	2002	2003	2004	2005	2006	1967-2006
West Africa						
Benin	19.3	51.7	21.2	59.5	15.0	504.8
Burkina Faso	28.3	79.0	39.6	56.8	15.0	595.2
Cape Verde	8.5	0.3	3.5	-	4.1	170.4
Côte d'Ivoire	83.3	-	-	-	-	1,143.5
Gambia	11.9	0.4	5.0	5.5	8.0	228.6
Ghana	69.7	81.4	12.8	86.0	66.0	1,020.6
Guinea	24.5	-	-	22.7	3.5	566.7
Guinea-Bissau	-	7.2	-	1.4	6.1	185.2
Liberia	-	0.3	-	-	3.0	157.0
Mali	53.7	28.1	33.9	49.9	15.0	649.5
Niger	10.1	43.2	3.0	40.7	16.0	358.4
Nigeria	160.6	35.0	1.7	108.3	111.9	2,418.3
Senegal	13.4	65.3	9.6	83.2	-	669.5
Sierra Leone	16.0	30.5	3.6	39.7	2.0	281.2
Togo	-	14.6	-	-	2.2	187.4
West Africa Approvals	**499.2**	**437.0**	**133.9**	**553.7**	**267.8**	**9,136.2**
Multinational	**22.1**	**287.2**	**219.2**	**85.8**	**417.9**	**1,569.8**
Total Approvals	**1,586.9**	**1,764.5**	**1,733.1**	**1,742.9**	**2,308.1**	**38,999.3**

Source : ADB Statistics Department, Economic and Social Statistics Division
- Magnitude zero

Annex II-8
ADB Loan and Grant Approvals by Country, 1967-2006
(In millions of UA)

Country	2002	2003	2004	2005	2006	1967-2006
Algeria	148.9	0.4	-	-	-	1,886.4
Angola	-	-	-	0.3	-	204.9
Benin	-	-	-	-	-	24.4
Botswana	-	-	34.3	-	-	264.2
Burkina Faso	-	-	-	0.3	-	31.4
Burundi	-	-	-	0.3	-	49.3
Cameroon	34.3	-	-	-	51.1	535.1
Cape Verde	-	0.3	-	-	-	12.4
Central African Rep.	-	-	-	-	-	15.2
Chad	-	-	-	0.3	-	3.0
Comoros	-	-	-	-	-	10.0
Congo	-	0.4	-	-	-	267.4
Congo, Dem. Rep.	0.4	-	-	-	-	625.3
Côte d'Ivoire	-	-	-	-	-	871.8
Djibouti	-	6.9	0.3	0.3	0.3	8.3
Egypt	166.3	-	-	284.3	398.5	2,195.8
Equatorial Guinea	-	-	-	-	-	7.2
Eritrea	-	0.4	-	-	-	0.7
Ethiopia	-	0.4	-	-	0.3	241.3
Gabon	0.4	-	76.3	15.4	-	685.6
Gambia	-	0.4	-	-	-	22.1
Ghana	9.1	-	-	-	-	263.3
Guinea	-	-	-	-	-	224.3
Guinea-Bissau	-	-	-	-	0.3	11.7
Kenya	-	5.3	10.1	-	27.4	245.4
Lesotho	-	-	-	-	-	63.7
Liberia	-	0.3	-	-	-	116.8
Libya	-	-	-	-	-	-
Madagascar	-	-	0.3	-	-	68.2
Malawi	0.4	-	-	0.4	-	85.4
Mali	-	-	-	-	-	19.9
Mauritania	7.6	-	-	0.3	-	104.8
Mauritius	8.0	-	-	7.7	-	264.2
Morocco	245.3	177.0	369.3	175.7	245.9	4,072.7
Mozambique	-	28.9	-	0.4	-	128.9
Namibia	14.7	-	59.1	-	-	135.9
Niger	9.5	-	-	0.7	-	37.9
Nigeria	113.3	-	-	74.1	89.9	2,076.7
Rwanda	-	-	-	-	-	16.9
Sao Tome & Principe	-	-	-	-	-	-
Senegal	-	-	-	6.7	-	195.9

Annex II-8
ADB Loan and Grant Approvals by Country, 1967-2006 (continued)
(In millions of UA)

Country	2002	2003	2004	2005	2006	1967-2006
Seychelles	-	-	-	0.3	-	67.0
Sierra Leone	-	-	-	-	-	14.3
Somalia	-	-	-	0.3	0.3	8.5
South Africa	15.1	106.3	117.1	-	-	511.0
Sudan	-	0.3	-	-	0.3	105.4
Swaziland	9.7	50.0	-	0.4	5.5	240.7
Tanzania	-	-	-	-	0.3	60.3
Togo	-	14.6	-	-	-	33.0
Tunisia	86.2	196.3	140.2	181.7	14.7	3,516.5
Uganda	8.0	-	-	-	-	195.3
Zambia	-	-	-	0.4	28.9	322.1
Zimbabwe	-	-	-	0.4	-	645.0
Multinational	3.0	157.7	1.5	-	70.4	485.0
Total	880.1	745.8	808.6	750.7	934.4	22,298.6

Source: ADB Statistics Department, Economic and Social Statistics Division

- Magnitude zero

Annex II-9
ADF Loan and Grant Approvals by Country, 1974-2006
(In millions of UA)

Country	2002	2003	2004	2005	2006	1974-2006
Algeria	-	-	-	-	-	2.7
Angola	13.5	4.6	-	17.2	-	134.5
Benin	19.3	47.7	21.2	59.5	15.0	460.9
Botswana	-	-	-	-	-	84.8
Burkina Faso	28.3	79.0	39.6	56.5	15.0	563.8
Burundi	-	-	20.2	12.0	16.3	262.5
Cameroon	0.4	46.5	12.1	25.6	73.7	365.6
Cape Verde	8.5	-	3.5	-	4.1	144.4
Central African Rep.	-	-	-	-	3.3	127.5
Chad	24.3	2.3	2.4	37.2	13.0	404.7
Comoros	-	-	-	-	-	54.7
Congo	-	0.5	7.0	-	17.4	36.0
Congo, Dem. Rep.	78.5	47.5	55.2	87.5	1.9	584.2
Côte d'Ivoire	83.3	-	-	-	-	268.8
Djibouti	6.4	-	5.0	-	-	102.2
Egypt	-	-	-	-	-	216.5
Equatorial Guinea	-	-	-	-	-	60.0
Eritrea	-	-	18.6	-	-	78.1
Ethiopia	21.0	102.0	62.0	43.6	230.7	1,441.9
Gabon	-	-	-	-	-	3.2
Gambia	11.9	-	-	5.5	8.0	192.2
Ghana	60.6	78.4	12.8	86.0	66.0	752.0
Guinea	24.5	-	-	22.7	3.5	326.1
Guinea-Bissau	-	3.7	-	1.4	5.8	167.4
Kenya	-	52.6	41.2	41.5	29.7	535.8
Lesotho	11.7	10.5	0.8	-	6.8	229.1
Liberia	-	-	-	-	3.0	36.6
Libya	-	-	-	-	-	-
Madagascar	10.3	25.0	44.9	57.3	35.3	532.1
Malawi	9.6	21.8	12.0	15.0	30.0	550.5
Mali	53.7	28.1	33.9	49.9	15.0	624.6
Mauritania	-	18.6	2.7	-	9.7	246.0
Mauritius	-	-	-	-	-	4.7
Morocco	-	-	-	-	-	64.4
Mozambique	24.9	26.3	30.0	9.2	118.9	898.3
Namibia	-	-	-	-	-	23.1
Niger	0.6	43.2	3.0	40.0	16.0	315.3
Nigeria	47.3	35.0	1.7	34.2	22.0	341.5
Rwanda	-	43.8	51.9	-	25.0	404.8
Sao Tome & Principe	4.0	-	-	-	4.0	98.6
Senegal	13.4	65.3	9.6	76.5	-	462.6

Annex II-9
ADF Loan and Grant Approvals by Country, 1974-2006 (continued)
(In millions of UA)

Country	2002	2003	2004	2005	2006	1974-2006
Seychelles	-	-	-	-	-	10.8
Sierra Leone	16.0	30.5	3.6	39.7	2.0	260.9
Somalia	-	-	-	-	-	136.9
South Africa	-	-	-	-	-	-
Sudan	-	-	-	-	-	245.8
Swaziland	-	-	-	-	-	49.5
Tanzania	16.9	31.3	114.7	-	145.0	996.0
Togo	-	-	-	-	2.2	143.9
Tunisia	-	-	-	-	-	-
Uganda	89.0	0.2	74.2	88.5	53.0	797.1
Zambia	-	22.0	13.7	-	35.0	399.8
Zimbabwe	-	-	-	-	-	81.9
Multinational	19.0	129.4	217.7	85.8	347.6	1,070.8
Total	**696.9**	**996.1**	**915.2**	**992.2**	**1,373.7**	**16,396.2**

Source: ADB Statistics Department, Economic and Social Statistics Division
- Magnitude zero

Annex II-10
NTF Loan and Grant Approvals by Country, 1976-2006
(In millions of UA)

Country	2002	2003	2004	2005	2006	1976-2006
Algeria	-	-	-	-	-	-
Angola	-	-	-	-	-	-
Benin	-	4.0	-	-	-	19.4
Botswana	-	-	-	-	-	13.0
Burkina Faso	-	-	-	-	-	-
Burundi	-	-	-	-	-	13.4
Cameroon	-	-	-	-	-	-
Cape Verde	-	-	-	-	-	13.6
Central African Rep.	-	-	-	-	-	-
Chad	-	-	-	-	-	-
Comoros	-	-	-	-	-	-
Congo	-	-	-	-	-	-
Congo, Dem. Rep.	-	-	-	-	-	-
Côte d'Ivoire	-	-	-	-	-	2.9
Djibouti	-	-	-	-	-	4.0
Egypt	-	-	-	-	-	-
Equatorial Guinea	-	-	-	-	-	-
Eritrea	-	-	-	-	-	-
Ethiopia	-	-	-	-	-	11.0
Gabon	-	-	-	-	-	-
Gambia	-	-	5.0	-	-	14.4
Ghana	-	3.0	-	-	-	5.3
Guinea	-	-	-	-	-	16.3
Guinea-Bissau	-	3.5	-	-	-	6.1
Kenya	-	-	-	-	-	-
Lesotho	-	-	-	-	-	14.6
Liberia	-	-	-	-	-	3.6
Libya	-	-	-	-	-	-
Madagascar	-	-	-	-	-	12.7
Malawi	-	-	-	-	-	-
Mali	-	-	-	-	-	5.0
Mauritania	-	6.0	4.3	-	-	10.3
Mauritius	-	-	-	-	-	10.4
Morocco	-	-	-	-	-	-
Mozambique	-	-	-	-	-	6.9
Namibia	5.0	-	-	-	-	8.9
Niger	-	-	-	-	-	5.2
Nigeria	-	-	-	-	-	-
Rwanda	-	6.0	-	-	-	14.6
Sao Tome & Principe	-	-	-	-	-	5.0
Senegal	-	-	-	-	-	11.0

Annex II-10
NTF Loan and Grant Approvals by Country, 1976-2006 (continued)
(In millions of UA)

Country	2002	2003	2004	2005	2006	1976-2006
Seychelles	-	-	-	-	-	12.0
Sierra Leone	-	-	-	-	-	6.0
Somalia	-	-	-	-	-	6.0
South Africa	-	-	-	-	-	-
Sudan	-	-	-	-	-	-
Swaziland	5.0	-	-	-	-	10.0
Tanzania	-	-	-	-	-	13.6
Togo	-	-	-	-	-	10.5
Tunisia	-	-	-	-	-	-
Uganda	-	-	-	-	-	5.0
Zambia	-	-	-	-	-	-
Zimbabwe	-	-	-	-	-	-
Multinational	-	-	-	-	-	14.1
Total	**10.0**	**22.5**	**9.3**	**-**	**-**	**304.6**

Source: ADB Statistics Department, Economic and Social Statistics Division

- Magnitude zero

Annex II-11
Bank Group Loan and Grant Approvals by Sector, 1967-2006
(In millions of UA)

	2002	2003	2004	2005	2006	1967-2006
Agriculture and Rural Dev.	207.0	235.9	274.5	231.1	240.7	6,878.0
Social	284.2	333.0	157.1	233.7	244.3	4,537.2
Education	*82.0*	*158.7*	*39.8*	*114.0*	*65.0*	*2,413.9*
Health	*156.5*	*37.1*	*102.0*	*90.7*	*80.0*	*1,489.8*
Other	*45.7*	*137.3*	*15.4*	*29.1*	*99.3*	*633.5*
Water Supply & Sanitation	67.4	290.2	120.4	199.1	227.7	3,046.9
Power Supply	185.9	147.9	56.0	275.9	167.2	3,633.4
Communication	90.4	-	-	-	-	911.3
Transportation	130.1	292.7	499.3	212.1	462.8	6,499.0
Finance	335.1	301.3	174.0	218.6	495.1	5,390.2
Multisector	271.3	131.6	450.0	264.4	414.3	5,990.6
Industry, Mining and Quarrying	15.5	28.9	-	34.0	55.9	2,017.6
Urban Development	-	-	-	-	-	1.9
Environment	-	3.0	1.7	74.1	-	93.1
Total	**1,586.9**	**1,764.5**	**1,733.1**	**1,742.9**	**2,308.1**	**38,999.3**

Annex II-12
ADB Loan and Grant Approvals by Sector, 1967-2006
(In millions of UA)

	2002	2003	2004	2005	2006	1967-2006
Agriculture and Rural Dev.	17.0	10.0	22.9	23.1	25.4	2,621.2
Social	87.1	3.6	1.3	55.7	61.5	1,163.7
Water Supply & Sanitation	8.0	176.6	56.5	-	69.6	1,597.9
Power Supply	169.7	118.9	-	270.8	51.1	2,773.5
Communication	90.4	-	-	-	-	764.7
Transportation	72.8	108.1	372.8	-	102.5	3,416.4
Finance	316.6	299.7	174.0	211.8	495.1	5,020.6
Multisector	103.1	-	181.1	97.8	73.2	3,076.6
Industry, Mining and Quarrying	15.5	28.9	-	34.0	55.9	1,806.3
Urban Development	-	-	-	-	-	-
Environment	-	-	-	57.6	-	57.6
Total	**880.1**	**745.8**	**808.6**	**750.7**	**934.4**	**22,298.6**

Source: ADB Statistics Department, Economic and Social Statistics Division
- Magnitude zero

Annex II-13
ADF Loan and Grant Approvals by Sector, 1974-2006
(In millions of UA)

	2002	2003	2004	2005	2006	1974-2006
Agriculture and Rural Dev.	185.0	226.0	242.4	208.0	215.4	4,199.6
Social	192.1	325.9	155.8	178.0	182.8	3,317.9
Education	*76.6*	*155.2*	*39.8*	*64.0*	*65.0*	*1,527.8*
Health	*73.3*	*36.4*	*102.0*	*89.0*	*80.0*	*1,236.8*
Other	*42.3*	*134.4*	*14.1*	*25.0*	*37.8*	*553.3*
Water Supply & Sanitation	59.4	107.5	63.9	199.1	158.1	1,431.7
Power Supply	16.2	28.9	56.0	5.1	116.1	846.2
Communication	-	-	-	-	-	118.4
Transportation	57.3	171.6	126.5	212.1	360.3	2,983.7
Finance	18.5	1.6	-	6.8	-	352.0
Multisector	168.2	131.6	268.9	166.7	341.1	2,914.1
Industry, Mining and Quarrying	-	-	-	-	-	195.0
Urban Development	-	-	-	-	-	1.9
Environment	-	3.0	1.7	16.5	-	35.5
Total	**696.9**	**996.1**	**915.2**	**992.2**	**1,373.7**	**16,396.2**

Source: ADB Statistics Department, Economic and Social Statistics Division
- Magnitude zero-

Annex II-14
NTF Loan and Grant Approvals by Sector, 1976-2006
(In millions of UA)

	2002	2003	2004	2005	2006	1976-2006
Agriculture and Rural Dev.	5.0	-	9.3	-	-	57.3
Social	5.0	3.5	-	-	-	55.6
Water Supply & Sanitation	-	6.0	-	-	-	17.2
Power Supply	-	-	-	-	-	13.6
Communication	-	-	-	-	-	28.1
Transportation	-	13.0	-	-	-	98.9
Finance	-	-	-	-	-	17.6
Multisector	-	-	-	-	-	-
Industry, Mining and Quarrying	-	-	-	-	-	16.3
Urban Development	-	-	-	-	-	-
Environment	-	-	-	-	-	-
Total	**10.0**	**22.5**	**9.3**	**-**	**-**	**304.6**

Source: ADB Statistics Department, Economic and Social Statistics Division
- Magnitude zero-

Annex II-15
ADF - Multilateral Debt Relief Initiative - Cost Estimates for 33 Beneficiary RMCs Based on DOD end-2004 as cut-off date, and January 1, 2006, as Implementation date
(In millions of UA)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016-2054	Grand Total
Completion Point Countries												
Benin	1.45	1.49	1.90	3.82	6.04	6.61	7.02	7.29	7.49	7.44	195.19	245.74
Burkina Faso	1.58	1.65	1.83	2.32	2.78	2.81	3.19	3.50	3.77	4.18	206.08	233.69
Cameroon	0.83	1.68	1.91	2.15	2.40	2.87	3.01	2.99	2.97	2.96	132.75	156.50
Ethiopia	3.94	4.19	4.52	4.88	4.56	5.38	5.94	5.99	6.27	6.23	452.04	503.93
Ghana	3.93	4.12	4.21	4.40	4.41	4.68	5.00	9.43	9.96	9.17	268.57	327.88
Madagascar	1.99	2.07	2.15	2.60	2.60	2.70	2.72	5.48	8.06	8.01	214.44	252.83
Malawi	1.17	2.44	2.65	2.79	2.92	3.08	3.37	3.89	8.43	9.29	232.86	272.88
Mali	3.22	3.21	3.40	3.76	6.14	10.63	11.10	11.97	12.07	11.99	301.90	379.39
Mauritania	1.22	1.34	1.43	1.66	1.73	3.90	5.06	5.24	5.26	5.22	145.04	177.10
Mozambique	2.29	2.66	3.04	3.19	3.86	6.77	6.89	7.62	7.96	8.69	317.47	370.43
Niger	1.30	1.31	1.33	1.58	1.60	1.59	1.65	1.68	2.14	2.13	115.85	132.16
Rwanda	1.10	1.14	1.21	1.29	1.24	1.27	1.32	1.34	1.34	1.33	61.77	74.34
Senegal	3.02	4.54	5.46	5.56	6.00	6.60	6.93	7.10	7.17	7.13	219.94	279.44
Sierra Leone	0.64	1.28	1.30	1.33	1.36	1.57	1.73	1.89	2.04	2.03	81.13	96.29
Tanzania	2.71	2.72	3.60	4.01	4.14	4.43	4.75	5.36	5.52	5.49	372.56	415.27
Uganda	2.58	2.84	2.84	3.11	3.10	3.51	7.40	9.62	10.32	10.26	295.73	351.34
Zambia	1.65	1.76	1.95	1.98	2.30	2.55	2.58	2.89	2.88	2.86	140.99	164.41
Sub Total	**34.60**	**40.43**	**44.73**	**50.43**	**57.18**	**70.94**	**79.64**	**93.29**	**103.66**	**104.43**	**3,754.31**	**4,433.63**
Decision Point Countries												
Burundi	-	0.20	0.22	0.22	0.22	0.24	0.26	0.26	0.27	0.27	4.69	6.85
Chad	0.97	2.17	2.38	2.72	2.65	2.64	4.94	7.02	7.07	7.16	186.59	226.32
Dem Rep Congo	-	1.31	1.29	1.27	1.30	1.29	1.29	1.29	1.56	1.55	93.07	105.22
Gambia	-	0.86	1.04	2.41	3.11	3.16	3.30	3.42	3.56	3.69	93.33	117.87
Guinea	-	3.43	5.22	5.56	6.00	6.20	6.42	6.38	6.52	6.48	161.17	213.37
Guinea-Bissau	-	-	0.63	0.67	0.82	0.89	0.89	0.89	0.88	0.88	49.88	56.43
Sao Tome & Principe	0.28	0.57	0.65	0.65	0.66	0.72	0.76	0.76	0.80	0.83	24.55	31.22
Sub Total	**1.25**	**8.53**	**11.42**	**13.49**	**14.76**	**15.14**	**17.86**	**20.02**	**20.65**	**20.86**	**613.28**	**757.28**
Pre-Decision Point Countries												
Centrafrique	-	-	-	-	3.60	3.57	3.84	3.82	3.79	3.77	67.78	90.16
Comoros	-	-	-	-	0.94	0.93	1.08	1.07	1.06	1.06	18.03	24.17
Congo	-	-	0.29	0.30	0.31	0.31	0.31	0.30	0.30	0.30	4.61	7.03
Côte D'Ivoire	-	-	-	-	2.64	2.70	3.21	3.41	3.60	3.58	175.85	194.98
Liberia	-	-	-	-	0.57	0.56	0.56	0.56	0.55	0.55	9.32	12.67
Somalia	-	-	-	-	1.98	1.96	1.95	1.94	1.93	1.92	29.62	41.30
Sudan	-	-	-	-	5.74	5.89	5.93	5.89	5.85	5.81	112.75	147.87
Togo	-	-	-	-	-	2.39	2.51	2.84	2.82	2.80	67.91	81.26
Sub Total	-	-	**0.29**	**0.30**	**15.77**	**18.33**	**19.38**	**19.82**	**19.91**	**19.79**	**485.87**	**599.45**
Sunset Clause												
Eritrea	-	-	-	-	0.59	0.64	0.68	0.68	0.67	0.67	41.59	45.52
Total	35.86	48.97	56.44	64.22	88.29	105.05	117.56	133.81	144.89	145.75	4,895.04	5,835.88

Notes:
Applied debt outstanding and disbursed (DOD), and exchange rate (UA/US$ = 1.55301), as at end-December 2004
(*) Refers to 33 eligible RMCs comprising: 14 post-CP RMCs; 10 post-DP RMCs, 8 pre-DP RMCs and one sunset clause RMC.
Based on ADF/IDA harmonized assumptions, for post-DP countries, CP reached in second semester 2006
by (Cameroon, Chad, Malawi, Sao Tome & Principe and Sierra Leone);
in first semester 2007 by (Burundi, DRC, Gambia, Guinea); and in first semester 2008 by Guinea Bissau.
For pre-DP countries, CP reached in first semester 2008 by (Congo Republic); in first semester 2010
by (CAR, Comoros, Cote d'Ivoire, Eritrea, Liberia, Somalia and Sudan); and in first semester 2011 by Togo.

Annex II-16
Instruments of Commitments Received for the MDRI
(As at December 2006, Amount in millions of UA)

Donors	IoC-dates	Remainder ADF-X		Remainder 1st (2008-15)		Subsequent 4 Decades		Grand Total (2006-54)			Burden Share (%)
		Unqualified	Qualified	Unqualified	Qualified	Unqualified	Qualified	Unqualified	Qualified	Total	
South Africa	14/06/06	0.14	-	1.40	-	8.02	-	9.56	-	9.56	0.16
France	21/06/06	10.84	-	109.44	-	-	625.80	120.28	625.80	746.08	12.78
Finland	22/06/06	1.77	-	-	17.84	-	-	1.77	17.84	19.61	2.08
The Netherlands	23/06/06	3.89	-	39.25	-	-	224.47	43.14	224.47	267.62	4.59
Japan	26/06/06	7.88	-	-	-	-	-	7.88	-	7.88	9.29
Denmark	28/06/06	1.28	-	12.94	-	-	74.00	14.22	74.00	88.22	1.51
Belgium	28/06/06	1.83	-	-	18.44	-	105.44	1.83	123.88	125.70	2.15
Sweden	29/06/06	4.71	-	47.58	-	-	272.09	52.30	272.09	324.38	5.56
Canada	30/06/06	5.30	-	-	19.63	-	-	5.30	19.63	24.94	6.25
United States	30/06/06	3.31	6.68	-	100.79	-	576.34	3.31	683.81	687.12	11.77
United Kingdom	30/06/06	8.84	-	89.21	-	-	510.16	98.05	510.16	608.22	10.42
Norway	30/06/06	4.17	-	42.11	-	-	240.80	46.28	240.80	287.08	4.92
China	30/06/06	-	1.94	-	-	-	-	-	1.94	1.94	2.28
Italy	7/7/2006	4.71	-	-	47.58	-	272.00	4.71	319.67	324.38	5.56
Spain	21/07/06	2.59	-	26.17	-	-	149.65	28.76	149.65	178.41	3.06
Portugal	31/07/06	0.67	-	6.67	-	38.45	-	45.84	-	45.84	0.79
Austria	8/8/2006	1.40	-	14.12	-	-	-	15.52	-	15.52	1.65
Germany	14/08/06	7.79	-	78.03	-	-	450.21	85.82	450.21	536.03	9.19
India	3/10/2006	-	0.21	-	-	-	-	-	0.21	0.21	0.24
Saudi Arabia	6/12/2006	0.35	-	-	-	-	-	0.35	-	0.35	0.41
TOTAL		71.49	8.82	466.98	204.26	46.47	3,501.04	584.93	3,714.14	4,299.08	

Annex II-17
Summary of Loan Arrears as at December 31, 2006
(In millions of UA)

Country	ADB	ADF	NTF	Total
Comoros	12.69	8.36	-	21.05
Côte D'Ivoire	291.63	7.25	-	298.88
Liberia	124.35	4.69	28.29	157.33
Somalia	10.08	30.49	1.28	41.85
Sudan	70.70	43.46	-	114.16
Togo	-	9.86	0.47	10.32
Zimbabwe	221.56	2.95	-	224.51
Others*	-	0.29	0.03	0.32
Sub Total	**731.02**	**107.35**	**30.06**	**868.42**
Central African Rep.**	4.34	24.13	-	28.47
TOTAL	**735.36**	**131.48**	**30.06**	**896.89**

* *Includes arrears of multinational projects, arrears less than UA 25,000 in some countries, and arrears payments in the process of being regularized.*
Source ADB Financial Control Department

** *Under the PCCF arrears clearance arrangement, amounts due from these countries are backed by pledges from certain donors and are expected to be received during 2007*

Index

ALGERIA
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ANGOLA
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BURKINA FASO
Groupe de la Banque africaine
de développement
Bureau National du Burkina Faso (BFFO)
l'Immeuble Administratif et Technique de
l' ARTEL
5eme Etage
Ouagadougou, Burkina Faso
Tel. +(226) 50375750/51/53
Fax +(226) 50375749
Ext. 6150-6199
Contact : *Mrs. Antoinette DINGA-DZONDO, Resident Representative*
e-mail : a.dinga-dzondo@afdb.org

CAMEROON
Groupe de la Banque africaine
de développement
Bureau National de la Cameroun (CMFO)
Immeuble No 1067 bis
Rue 1750 Nouvelle Route
Bastos, Yaoundé
Cameroun
Tel +(237) 552 03 54
Ext. 6300
Contact : *Mr. Gilbert GALIBAKA*
e-mail : g.galibaka@afdb.org

DEMOCRATIC REPUBLIC OF CONGO
Groupe de la Banque africaine
de développement
Bureau régional du R. D. Congo (CDFO)
Immeuble de la BCDC (Banque Commerciale du Congo)
Boulevard du 30 Juin - Kinshasa NRC
Kinshasa 340
KINSHASA I
République Démocratique du Congo
Tel. +(243) 0 815 705 989
Contact : *Mr. Medjomo COULIBALY, Resident Representative*
e-mail : m.c.coulibaly@afdb.org

EGYPT
African Development Bank Group
Egypt Country Office (EGFO)
1, Al-Gazayer Square
1st Floor, New Maadi
Cairo, Egypt
Tel: +(202)-5160906
Fax: +(202)-5160868
Ext. 3881-3886
Contact Person: *Mr. O. AW, Resident Representative*
e-mail : o.aw@afdb.org

ETHIOPIA
African Development Bank Group
Ethiopia Country Office (ETFO)
SEVITA Building, 7th Floor
Africa Avenue (close to Addis Ababa International Airport)
P.O Box 25543 Code 1000
Addis Ababa, ETHIOPIA
Tel: +(251) 1 62 77 41
Fax: +(251) 1 62 77 42
Ext. 3861-3866
Contact Person: *Mrs Lucy FYE, Resident Representative*

GABON
Groupe de la Banque africaine
de développement
Bureau Régional du Gabon (GAFO)
Immeuble Saint Georges
Quartier Kalikak
B.P. 4075
LIBREVILLE, GABON
TEL : +(241) 76 85 76 / +241 76 85 79
FAX : +(241) 76 85 77
Ext. 3841-3846
Contact: *Mr. Bassary TOURE, Resident Representative*

GHANA
African Development Bank Group
Ghana Country Office (GHFO)
Heritage Tower
7th Floor
Accra, Ghana
Tel. +(233) 21 66 28 40, +(233) 21 66 28 18
Fax +(233) 21 66 28 55
Ext. 6200
Contact : *Mr Alieu JENG, Resident Representative*
e-mail : a.jeng@afdb.org

KENYA
African Development Bank Group
Kenya Country Office (KEFO)
11th FLOOR, LANDMARK PLAZA
Argwings Kodhek Road, UPPER HILL
NAIROBI, KENYA
Cell No +(254) 721 940 557
Contact : *Mrs. Domina BUZINGO, Resident Representative*
e-mail : d.buzingo@afdb.org

MADAGASCAR
Groupe de la Banque africaine
de développement
Bureau National de Madagascar (MGFO)
Immeuble Plein Ciel, 9ème étage
Ankorondrano
Rue Ravoninahitriniarivo
Antananarivo
Tel +(261)(0)320461418
Ext. 6000-6049
Contact : *Mr. Nadjir SAFIR, Resident Representative*
e-mail : n.safir@afdb.org

MALAWI
African Development Bank Group
Malawi Country Office (MWFO)
2nd Floor, Kang'ombe House
Box 30732,
City Centre, Lilongwe
Malawi
Ext. 6500
Tel: (+265) 0 1 77 44 60-62/64
Fax: (+265) 0 1 77 44 69
Contact : *Mr. Frank KUFAKWANDI, Resident Representative*
e-mail : s.kufakwandi@afdb.org

MALI
Groupe de la Banque africaine
de développement
Bureau National du Mali (MLFO)
Immeuble Investim
Bâtiment B
Ex-Base Aérienne (Quartier du Fleuve)
BP 2950 Bamako
Tel (223) 697 39 89
Ext. 6050-6099
Contact : *Mr. Thizier SEYA, Resident Representative*
e-mail : t.seya@afdb.org

MAROC
Groupe de la Banque africaine
de développement
Bureau National du Maroc (MAFO)
Immeuble "Espaces les Lauriers"
1er Etage
Angle des avenues Annakhil
et Mehdi Ben Barka
Hay Riad
Rabat, MAROC
Tel +(212) 60 99 67 68
Ext. 6250-6299
Contact : *Mr. MATONDO-FUNDANI, Resident Representative*
e-mail : f.matondo@afdb.org

MOZAMBIQUE
African Development Bank Group
Mozambique Regional Office (MZFO)
JAT 4 Building
25 September Avenue
Maputo
Tel (258) 21326409 or (258) 823945374 or (258) 823025980
Ext. 3801-3806
Contact person : *Mrs. Alice HAMER, Resident Representative*
e-mail : a.hamer@afdb.org

NIGERIA
African Development Bank Group
Nigeria Country Office (NGFO)
Plot 813
Lake Chad Crescent
Maitama District
Abuja, NIGERIA
TEL: +(234) 9 4133261 / 262,
+(234) 9 6721738 / 738
FAX: +(234) 9 413 3260
+1 321 956 3851
Ext. 3851-3856
Contact Person:

RWANDA
Groupe de la Banque africaine
de développement
Bureau National du Rwanda (RWFO)
Immeuble BCDI 8 Avenue de la Paix
BP 7329 Kigali , Rwanda
Tel : +(250) 50 42 97 / Secretariat : +(250)50 42 98
Mobile: +(250) 08 30 87 01
Ext. 6100-6149
Contact : *Mr. Jacob Diko MUKETE, Resident Representative*
e-mail : j.mukete@afdb.org

SENEGAL
Groupe de la Banque africaine
de développement
Bureau régional du Sénégal (SNFO)
Appartements 3, 4, et 5
Résidence Rokhaya
Route Hotel Méridien Président
Les Almadies
Dakar, Sénégal
Tel. +(221)-5276686
Ext. 3821-3826
Contact : *Mr. Mohamed H'MIDOUCHE, Resident Representative*
e-mail: m.hmidouche@afdb.org

SIERRA LEONE
African Development Bank Group
Sierra Leone Country Office (SLFO)
Bishop Building
No 13 Lamina Sankoh Street
Freetown, Sierra Leone
Cell No 232 76 572 828
Contact : *Mrs Margaret KILO, Resident Representative*
e-mail : m.kilo@afdb.org

SUDAN
No address yet

TANZANIA
African Development Bank Group
Tanzania Country Office (TZFO)
International House, 5th Floor
Garden Ave,
P.O. Box 6024
Dar Es Salaam, TANZANIA
Tel : (+255) 22 2125281/2 (office)
(+255) 22 2125286 (Direct)
Fax : (+225) 22 2125283
Ext. 3811-3816
Contact Person: *Mrs. Sipho MOYO, Resident Representative*
e-mail : s.moyo@afdb.org

TCHAD
Groupe de la Banque africaine
de développement
Bureau National du Tchad (TDFO)
Immeuble BCC
2eme etage
Avenue Charles de Gaulle
BP 193
N'Djamena, Tchad
Contact : *Mr. Pascal D. BITOUMBOU, Resident Representative*
Tél. +(235) 52 46 79, (235) 52 43 12 // 52 33 11 Fax : 52 43 97
e-mail : p.bitoumbou@afdb.org

UGANDA
African Development Bank Group
Uganda Country Office (UGFO)
14th Floor Crested Towers Building
Hannington Road
P.O. Box 28509
Kampala - UGANDA
Tel: (+256-41) 236 166 /
(+256-41) 236 167
Fax: (+256-41) 234 011
Ext. 3891-3896
Contact Person: *Mr. M.A. OJELADE, Resident Representative*
e-mail : m.ojelade@afdb.org

ZAMBIA
African Development Bank Group
Zambia Country Office (ZMFO)
ABC Pyramid Plaza
Church Road and Nasser Road Cathedral Hill
P O Box 51449 RIDGEWAY
Lusaka, Zambia
Phone : (260) 1254613
Mobile: (260) 096643626
Fax: (260) 1251415 or 1250114
Contact : *Mrs. Vivienne APOPO, Resident Representative*
e-mail : v.apopo@afdb.org

NATIONAL PROGRAM OFFICE

GUINEA-BISSAU
African Development Bank Group
Guinea-Bissau National Programme Office (NPO)
Bissau
GUINEA-BISSAU
Contact : *Mr. Ansumane Mane, National Programme Coordinator*



2006

AFRICAN DEVELOPMENT BANK
AFRICAN DEVELOPMENT FUND

Temporary Relocation Agency (TRA)

15, Avenue du Ghana
Angle des rues Pierre de
Coubertin et Hedi Nouira
BP 323
1002 Tunis Belvédère
TUNISIA

Tel: (216) 71 333 511
Fax: (216) 71 351 933
Email: afdb@afdb.org
Website: http://www.afdb.org

END